Form 40-F
period 2007-06-30
Transition Therapeutics Inc.
filed 2007-09-20
CIK 1399250

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
[Check one]
☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
☑     ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2007	Commission File Number: 001-33514
TRANSITION THERAPEUTICS INC.
(Exact name of Registrant as specified in its charter)

Ontario, Canada	2800	Not applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification Number
incorporation or organization)	Classification Code Number (if applicable))	(if applicable))
101 College Street, Suite 220
Toronto, Ontario, Canada
M5G 1L7
(416) 260-7770
(Address and telephone number of Registrant’s principal executive offices)
CT Corporation System
111 Eighth Avenue, 13th Floor
New York, NY 10011
(212) 894-8940
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)
With copies to:
Alan Talkington, Esq.
Brett Cooper, Esq.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
(415) 773-5700
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares, no par value	The NASDAQ Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicated by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of June 30, 2007: 21,230,741 shares of Common Shares were outstanding.
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

☐ Yes	☑ No
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes	☑ No

Unless otherwise indicated or the context otherwise requires, the following terms used in this Annual Report will have the meanings below:
•	the term “Registrant” refers to Transition Therapeutics Inc.; and

•	the terms “we,” ‘“us,” “our’“ or similar terms refer to the Registrant and its wholly-owned subsidiaries.
Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars.
FORWARD-LOOKING STATEMENTS
This Annual Report includes and incorporates by reference certain forward-looking statements relating to, but not limited to, operations, anticipated financial performance, business prospects and strategies. This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Investors are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this Annual Report unless otherwise stated, and the Registrant will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.
Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes or statements regarding an outlook on the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenues or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.
Factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to:
•	obtaining sufficient and suitable financing to support operations, clinical trials and commercialization of products;

•	capitalizing on partnering and acquisition opportunities;

•	clinical trial timing and results;

•	adequately protecting proprietary information and technology from competitors;

•	regulatory approvals;

•	successfully competing in targeted markets; and

•	maintaining third party relationships, including key personnel and key collaborators.
The Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1, particularly in the section entitled “Risks and Uncertainties”, and the information contained in our management’s discussion and analysis for the year ended June 30, 2007, which is attached hereto as Exhibit 99.2, discusses these and other risks, uncertainties and factors that our management believes could cause actual results or events to differ materially from the forward-looking statements. Although we have attempted to identify important risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking information, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking information.
Forward-looking statements contained in the exhibits incorporated by reference in this Annual Report are made as of the respective dates set forth in such exhibits, and such forward-looking statements are based on the beliefs, expectations and opinions of our management as of such dates. In preparing this Annual Report, we have not updated any such forward-looking statements to reflect any change in circumstances or in our management’s beliefs, expectations and opinions that may have occurred prior to the date hereof. We disclaim any obligation to update any forward-looking statements.
DIFFERENCES IN NASDAQ AND CANADIAN CORPORATE GOVERNANCE REQUIREMENTS
The Registrant is a foreign private issuer and its common shares are listed on the NASDAQ Stock Market (“NASDAQ”). NASDAQ Rule 4350(a)(1) permits a foreign private issuer to follow its home country practice in lieu of the requirements of Rule 4350, provided, however, that such an issuer shall: comply with Rules 4350(b)(1)(B), 4350(j) and 4350(m), have an audit committee that satisfies Rule 4350(d)(3), and ensure that such audit committee’s members meet the independence requirements in Rule 4350(d)(2)(A)(ii). The Registrant does not follow Rule 4350(f) (shareholder quorum) but instead follows its home country practice, as described below.
Shareholder Meeting Quorum Requirements: The NASDAQ minimum quorum requirement under Rule 4350(f) for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. In addition, a company listed on NASDAQ is required to state its quorum requirement in its By-laws. A quorum for a meeting of shareholders of the Registrant is shareholders or proxyholders holding five percent of the issued and outstanding shares entitled to be voted at the meeting.
The foregoing is consistent with the laws, customs and practices in Canada.
DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS
In accordance with General Instruction B.(3) of Form 40-F, the Registrant hereby files and incorporates by reference the following documents, which are filed as Exhibits 99.1 to 99.3 hereto:
     (a)     Annual Information Form for the fiscal year ended June 30, 2007;
     (b)     Management’s Discussion and Analysis for the fiscal year ended June 30, 2007; and

     (c)     Consolidated Financial Statements for the fiscal years ended June 30, 2007 and 2006 (Note 26 to the Consolidated Financial Statements contains a reconciliation of such Consolidated Financial Statements to United States generally accepted accounting principles).
CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES
     (a)     Certifications. See Exhibits 99.4 through 99.7 to this Annual Report on Form 40-F.
     (b)     Disclosure Controls and Procedures. As of the end of the period covered by this Annual Report, the Registrant’s management conducted an evaluation, under the supervision and with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures, as such term is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”). Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures were effective as of the end of the period covered by this Annual Report in ensuring that (i) information required to be disclosed was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “SEC”), and (ii) information required to be disclosed by the Registrant in the reports that the Registrant files or submits under the Exchange Act is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
     (c)     Changes in Internal Control Over Financial Reporting. There have been no significant changes in the Registrant’s internal control over financial reporting, other than a change of accounting information software, during the year ended June 30, 2007, that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
CODE OF ETHICS
The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (the “Ethics Code”). A copy of the Ethics Code entitled “Code of Business and Ethics” is available for viewing on the Registrant’ website at www.transitiontherapeutics.com.
During the fiscal year ended June 30, 2007, there were no amendments to the Ethics Code or waivers, including implicit waivers, from any provision of the Ethics Code.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees
The aggregate fees billed for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Registrant’s annual financial statements is included under the heading “Audit Committee — External Auditor Service Fees” in the

Registrant’s Annual Information Form for the fiscal year ended June 30, 2007, filed as part of this Annual Report on Form 40-F as Exhibit 99.1.
Audit-Related Fees
The aggregate fees billed for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP for audit-related services is included under the heading “Audit Committee — External Auditor Service Fees” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2007, filed as part of this Annual Report on Form 40-F as Exhibit 99.1.
Tax Fees
The aggregate fees billed for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice and tax planning is included under the heading “Audit Committee — External Auditor Service Fees” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2007, filed as part of this Annual Report on Form 40-F as Exhibit 99.1.
All Other Fees
The aggregate fees billed for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP for services provided other than the services described above is included under the heading “Audit Committee — External Auditor Service Fees” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2007, filed as part of this Annual Report on Form 40-F as Exhibit 99.1.
Pre-Approval Policies and Procedures
A description of the Audit Committee’s pre-approval policies and procedures is included under the heading “Audit Committee — Pre-Approval Policies and Procedures” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2007, filed as part of this Annual Report on Form 40-F as Exhibit 99.1.
OFF-BALANCE SHEET ARRANGEMENTS
The Registrant does not have any “off-balance sheet arrangements” as that term is defined in General Instruction B.(11) of Form 40-F.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table lists the Registrant’s contractual obligations at June 30, 2007. The disclosure should be read in conjunction with the Registrant’s audited comparative financial statements (and related notes) for the year ended June 30, 2007 attached hereto as Exhibit 99.3 and the Registrant’s management’s discussion and analysis attached hereto as Exhibit 99.2

		Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 years
	(in thousands of Canadian dollars)
Operating Leases	$889,567	$188,440	$376,880	$324,247	$—
Collaboration Agreements	155,327	155,327	—	—	—
Clinical and toxicity study agreements	1,572,562	1,572,562	—	—	—
Manufacturing agreements	154,211	154,211	—	—	—

Total	$2,771,667	$2,070,540	$376,880	$324,247	$—
AUDIT COMMITTEE
The Registrant has a separately-designated standing Audit Committee established in accordance with section 3(a)(58) of the Exchange Act. The members of the Audit Committee are: Mr. Christopher Henley (chair), Mr. Paul Baehr and Dr. Gary Pace.
AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s board of directors has determined that it has one “audit committee financial expert” (as such term is defined in Form 40-F) serving on its Audit Committee. Such audit committee financial expert is Mr. Christopher Henley. Mr. Henley is “independent” as defined in NASDAQ rule 4200. Mr. Henley’s business experience is included under the heading “Audit Committee — Relevant Education and Experience” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2007, filed as part of this Annual Report on Form 40-F as Exhibit 99.1. The SEC has indicated that the designation of Mr. Henley as an audit committee financial expert does not make Mr. Henley an “expert” for any purpose, impose any duties, obligations or liability on Mr. Henley that are greater than those imposed on members of the Audit Committee and the Registrant’s Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.
UNDERTAKING
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

TRANSITION THERAPEUTICS INC.
By	/s/ Elie Farah
	Name:	Elie Farah
	Title:	Chief Financial Officer and Vice President, Corporate Development

Date: September 19, 2007

EXHIBIT INDEX

Exhibit
No.	Document Type

Annual Information, including Annual Financial Information

99.1	Annual Information Form for the fiscal year ended June 30, 2007.

99.2	Management’s Discussion and Analysis for the fiscal year ended June 30, 2007.

99.3	Consolidated Financial Statements for the fiscal years ended June 30, 2007 and 2006.

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

99.6	Section 1350 Certification of the Chief Executive Officer.

99.7	Section 1350 Certification of the Chief Financial Officer.

99.8	Consent of PricewaterhouseCoopers LLP.