Form 40-F
period 2008-06-30
Transition Therapeutics Inc.
filed 2008-09-16
CIK 1399250

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
[Check one]
☐      REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
☑      ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2008	Commission File Number: 001-33514
TRANSITION THERAPEUTICS INC.
(Exact name of Registrant as specified in its charter)

Ontario, Canada	2800	Not applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification Number
incorporation or organization)	Classification Code Number (if applicable))	(if applicable))
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or Common Shares as of the close of the period covered by the annual report: As of June 30, 2008: 23,186,707 shares of Common Shares were outstanding.
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

☑ Yes	☐ No

Unless otherwise indicated or the context otherwise requires, the following terms used in this Annual Report will have the meanings below:
•	the term “Registrant” refers to Transition Therapeutics Inc.; and

•	the terms “we,” ‘“us,” “our’” or similar terms refer to the Registrant and its wholly-owned subsidiaries.
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
The Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1, particularly in the section entitled “Risks and Uncertainties”, and the information contained in our management’s discussion and analysis for the year ended June 30, 2008, which is attached hereto as Exhibit 99.2, discusses these and other risks, uncertainties and factors that our management believes could cause actual results or events to differ materially from the forward-looking statements. Although we have attempted to identify important risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking information, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking information.
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
Shareholder Meeting Quorum Requirements: The NASDAQ minimum quorum requirement under Rule 4350(f) for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. In addition, a registrant listed on NASDAQ is required to state its quorum requirement in its by laws. The Registrant’s quorum requirement is set forth in its By-Laws. A quorum for a meeting of shareholders of the Registrant is shareholders or proxyholders holding five percent of the issued and outstanding shares entitled to be voted at the meeting.
The foregoing is consistent with the laws, customs and practices in Canada.
DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS
In accordance with General Instruction B.(3) of Form 40-F, the Registrant hereby files and incorporates by reference the following documents, which are filed as Exhibits 99.1 to 99.3 hereto:
(a)	Annual Information Form for the fiscal year ended June 30, 2008;

(b)	Management’s Discussion and Analysis for the fiscal year ended June 30, 2008; and

     (c) Consolidated Financial Statements for the fiscal year ended June 30, 2008 and June 30, 2007 (Note 24 to the Consolidated Financial Statements contains a reconciliation of such Consolidated Financial Statements to United States generally accepted accounting principles).
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
     (c) Management’s Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Securities Exchange Act Rule 13a-15(f). The Registrant’s system of internal control over financial reporting is evaluated on a cost benefit basis and is designed to provide reasonable, not absolute, assurance that reported financial information is materially accurate. Under the supervision and with the participation of management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, management has conducted an evaluation of the design and effectiveness of the Registrant’s internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations (COSO). Based on this evaluation, management concluded that the Registrant’s internal control over financial reporting was effective as of June 30, 2008.
     (d) Attestation Report of Registered Public Accounting Firm. This Annual Report on Form 40-F does not include an attestation report of the Registrant’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Registrant’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Registrant to provide only management’s report in this Annual Report on Form 40-F.

     (e) Changes in Internal Control Over Financial Reporting. There have been no significant changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
CODE OF ETHICS
The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (the “Ethics Code”). A copy of the Ethics Code entitled “Code of Business Ethics” is available for viewing on the Registrant’ website at www.transitiontherapeutics.com.
During the fiscal year ended June 30, 2008, there were no amendments to the Ethics Code or waivers, including implicit waivers, from any provision of the Ethics Code.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees
The aggregate fees billed for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Registrant’s annual financial statements is included under the heading “Audit Committee – External Auditor Service Fees” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2008, filed as part of this Annual Report on Form 40-F as Exhibit 99.1.
Audit-Related Fees
The aggregate fees billed for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP for audit-related services is included under the heading “Audit Committee – External Auditor Service Fees” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2008, filed as part of this Annual Report on Form 40-F as Exhibit 99.1.
Tax Fees
The aggregate fees billed for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice and tax planning is included under the heading “Audit Committee – External Auditor Service Fees” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2008, filed as part of this Annual Report on Form 40-F as Exhibit 99.1.

All Other Fees
The aggregate fees billed for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP for services provided other than the services described above is included under the heading “Audit Committee – External Auditor Service Fees” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2008, filed as part of this Annual Report on Form 40-F as Exhibit 99.1.
Pre-Approval Policies and Procedures
A description of the Audit Committee’s pre-approval policies and procedures is included under the heading “Audit Committee – Pre-Approval Policies and Procedures” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2008, filed as part of this Annual Report on Form 40-F as Exhibit 99.1.
OFF-BALANCE SHEET ARRANGEMENTS
The Registrant does not have any “off-balance sheet arrangements” as that term is defined in General Instruction B.(11) of Form 40-F.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Registrant’s tabular disclosure of contractual obligations at June 30, 2008 is included under the heading “Liquidity and Capital Resources” in Management’s Discussion and Analysis for the fiscal year ended June 30, 2008 of the Registrant, filed as part of this Annual Report on Form 40-F as Exhibit 99.2.
AUDIT COMMITTEE
The Registrant has a separately-designated standing Audit Committee established in accordance with section 3(a)(58) of the Exchange Act. The members of the Audit Committee are: Mr. Christopher Henley (chair), Mr. Paul Baehr and Dr. Gary Pace.
AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s board of directors has determined that it has one “audit committee financial expert” (as such term is defined in Form 40-F) serving on its Audit Committee. Such audit committee financial expert is Mr. Christopher Henley. Mr. Henley is “independent” as defined in NASDAQ rule 4200. Mr. Henley’s business experience is included under the heading “Audit Committee – Relevant Education and Experience” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2008, filed as part of this Annual Report on Form 40-F as Exhibit 99.1. The SEC has indicated that the designation of Mr. Henley as an audit committee financial expert does not make Mr. Henley an “expert” for any purpose, impose any duties, obligations or liability on Mr. Henley that are greater than those imposed on members of the Audit Committee and the Registrant’s Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

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

TRANSITION THERAPEUTICS INC.

By	/s/ Elie Farah
	Name:	Elie Farah
	Title:	President and Chief Financial Officer

Date: September 15, 2008

EXHIBIT INDEX

Exhibit
No.	Document Type

Annual Information, including Annual Financial Information

99.1	Annual Information Form for the fiscal year ended June 30, 2008.

99.2	Management’s Discussion and Analysis for the fiscal year ended June 30, 2008.

99.3	Consolidated Financial Statements for the fiscal years ended June 30, 2008 and 2007.

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

99.6	Section 1350 Certification of the Chief Executive Officer.

99.7	Section 1350 Certification of the Chief Financial Officer.

99.8	Consent of PricewaterhouseCoopers LLP.