Form 40-F
Transition Therapeutics Inc.
filed 2009-09-16
CIK 1399250

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2009	Commission File Number: 001-33514

TRANSITION THERAPEUTICS INC.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	2800	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

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

☒  Annual information form    ☒  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of June 30, 2009: 23,215,160 shares of Common Shares were outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

☐  Yes    ☒  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐  Yes    ☐  No

The documents (or portions thereof) forming part of this Form 40-F are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended:

Registration Statement on Form S-8 #333-157279

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

Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes or statements regarding an outlook on the estimated amounts and timing of anticipated future debt levels and revenues or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

Factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to:

•	obtaining sufficient and suitable financing to support operations, clinical trials and commercialization of products;

•	capitalizing on partnering and acquisition opportunities;

•	clinical trial timing and results;

•	adequately protecting proprietary information and technology from competitors;

•	regulatory approvals;

•	successfully competing in targeted markets; and

•	retaining key personnel and maintaining relationships with third parties, including key collaborators.

The Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1, and management’s discussion and analysis for the year ended June 30, 2009, which is attached hereto as Exhibit 99.2, particularly in the section entitled “Risks and Uncertainties”, discusses these and other risks, uncertainties and factors that our management believes could cause actual results or events to differ materially from the forward-looking statements. Although we have attempted to identify important risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking information, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking information.

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

NASDAQ Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to distribute annual and interim reports set forth in Rule 5250(d), and the Direct Registration Program requirement set forth in Rules 5210(c) and 5255, provided, however, that such a company shall: comply with the Notification of Material Noncompliance requirement ( Rule 5625), the Voting Rights requirement ( Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii). The Registrant does not follow Rule 5620(c) (shareholder quorum) but instead follows its home country practice, as described below.

Shareholder Meeting Quorum Requirements: The NASDAQ minimum quorum requirement under Rule 5620(c) for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. In addition, a registrant listed on NASDAQ is required to state its quorum requirement in its by laws. The Registrant’s quorum requirement is set forth in its by laws. A quorum for a meeting of shareholders of the Registrant is shareholders or proxyholders holding five percent of the issued and outstanding shares entitled to be voted at the meeting.

The foregoing is consistent with the laws, customs and practices in Canada.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(3) of Form 40-F, the Registrant hereby files and incorporates by reference the following documents, which are filed as Exhibits 99.1 to 99.3 hereto:

(a) Annual Information Form for the fiscal year ended June 30, 2009;

(b) Management’s Discussion and Analysis for the fiscal year ended June 30, 2009; and

(c) Consolidated Financial Statements for the fiscal year ended June 30, 2009 (Note 25 to the Consolidated Financial Statements contains a reconciliation of such Consolidated Financial Statements to United States generally accepted accounting principles).

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

(a) Certifications. See Exhibits 99.4 through 99.7 to this Annual Report on Form 40-F.

(b) Evaluation of Disclosure Controls and Procedures. The Registrant’s chief executive officer and its chief financial officer, after evaluating the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 40-F, have concluded, based upon such evaluation, that the Registrant’s disclosure controls and procedures were effective as of the end of such period.

(c) Management’s Report on Internal Control over Financial Reporting. Management’s Report on Internal Control over Financial Reporting is included on pp. 23-24 in Exhibit 99.2 hereto and is incorporated by reference herein.

(d) Attestation Report of the Registered Public Accounting Firm. The attestation report of PricewaterhouseCoopers LLP on internal control over financial reporting is included in Exhibit 99.3 hereto and is incorporated by reference herein.

(e) Changes in Internal Control Over Financial Reporting. There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

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

During the fiscal year ended June 30, 2009, there were no amendments to the Ethics Code or waivers, including implicit waivers, from any provision of the Ethics Code.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Registrant’s annual financial statements is included under the heading “Audit Committee – External Auditor Service Fees” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2009, filed as part of this Annual Report on Form 40-F as Exhibit 99.1.

Audit-Related Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP for audit-related services is included under the heading “Audit Committee – External Auditor Service Fees” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2009, filed as part of this Annual Report on Form 40-F as Exhibit 99.1.

Tax Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice and tax planning is included under the heading “Audit Committee – External Auditor Service Fees” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2009, filed as part of this Annual Report on Form 40-F as Exhibit 99.1.

All Other Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP for services provided other than the services described above is included under the heading “Audit Committee – External Auditor Service Fees” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2009, filed as part of this Annual Report on Form 40-F as Exhibit 99.1.

Pre-Approval Policies and Procedures

A description of the Audit Committee’s pre-approval policies and procedures is included under the heading “Audit Committee – Pre-Approval Policies and Procedures” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2009, filed as part of this Annual Report on Form 40-F as Exhibit 99.1.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any “off-balance sheet arrangements” as that term is defined in General Instruction B.(11) of Form
40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Registrant’s tabular disclosure of contractual obligations at June 30, 2009 is included under the heading “Liquidity and Capital Resources” in Management’s Discussion and Analysis for the fiscal year ended June 30, 2009 of the Registrant, filed as part of this Annual Report on Form 40-F as Exhibit 99.2.

AUDIT COMMITTEE

The Registrant has a separately-designated standing Audit Committee established in accordance with section 3(a)(58) of the Exchange Act. The members of the Audit Committee are: Mr. Christopher Henley (chair), Mr. Paul Baehr, Mr. Michael Ashton, and Dr. Gary Pace.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has one “audit committee financial expert” (as such term is defined in Form 40-F) serving on its Audit Committee. Such audit committee financial expert is Mr. Christopher Henley. Mr. Henley is “independent” as defined in NASDAQ Rule 5605(a)(2). Mr. Henley’s business experience is included under the heading “Audit Committee – Relevant Education and Experience” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2009, filed as part of this Annual Report on Form 40-F as Exhibit 99.1. The Securities and Exchange Commission (the “Commission”) has indicated that the designation of Mr. Henley as an audit committee financial expert does not make Mr. Henley an “expert” for any purpose, impose any duties, obligations or liability on Mr. Henley that are greater than those imposed on members of the Audit Committee and the Registrant’s Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

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

TRANSITION THERAPEUTICS INC.

By	/s/ Elie Farah
Name:	Elie Farah
Title:	President and Chief Financial Officer

Date: September 16, 2009

EXHIBIT INDEX

Exhibit No.	Document Type

Annual Information, including Annual Financial Information

99.1	Annual Information Form for the fiscal year ended June 30, 2009.

99.2	Management’s Discussion and Analysis for the fiscal year ended June 30, 2009.

99.3	Consolidated Financial Statements for the fiscal years ended June 30, 2009 and 2008.

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

99.6	Section 1350 Certification of the Chief Executive Officer.

99.7	Section 1350 Certification of the Chief Financial Officer.

99.8	Consent of PricewaterhouseCoopers LLP.