Form 20-F
period 2010-06-30
Transition Therapeutics Inc.
filed 2010-09-28
CIK 1399250

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[Mark One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2010	Commission File Number: 001-33514

TRANSITION THERAPEUTICS INC.

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

101 College Street, Suite 220

Toronto, Ontario, Canada

M5G 1L7

(416) 260-7770

(Address and telephone number of Registrant’s principal executive offices)

Elie Farah

President and Chief Financial Officer

101 College Street, Suite 220

Toronto, Ontario, Canada

M5G 1L7

(416) 260-7770 Tel.

(416) 260-2886 Fax

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of June 30, 2010: 23,217,599 shares of Common Shares were outstanding.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐   Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒   Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                  Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐   Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

i

INTRODUCTION

In this annual report, where “we”, “us”, “our”, “Transition”, “Corporation” or the “Company” is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

PRESENTATION OF FINANCIAL INFORMATION

Unless we indicate otherwise, financial information in this annual report has been prepared in accordance with Canadian generally accepted accounting principles, or Canadian GAAP. Canadian GAAP differs in some respects from United States generally accepted accounting principles, or United States GAAP, and thus our financial statements may not be comparable to the financial statements of United States companies. The principal differences in measurement and recognition as they apply to us are summarized in Note 22 to our audited consolidated financial statements included herein.

Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY TRANSLATION

We present our historical financial statements in Canadian dollars, which is the reporting currency of the Company. All figures reported in this annual report are in Canadian dollars, except where we indicate otherwise, and are referenced as “CAD$,” “$” and “dollars”. This annual report contains a translation of some Canadian dollar amounts into United States dollars at specified exchange rates solely for your convenience. See “Exchange Rate Data” below for certain information about the rates of exchange between Canadian dollars and United States dollars.

EXCHANGE RATE DATA

The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in United States dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the inverse of the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this Annual Report may vary.

	Exchange Rate
	Period End	High	Average (1)	Low
	(CAN$ per US$)
Last Five Fiscal Years
Fiscal Year Ended June 30, 2006	0.8969	0.9100	0.8656	0.8041
Fiscal Year Ended June 30, 2007	0.9404	0.9453	0.8882	0.8437
Fiscal Year Ended June 30, 2008	0.9818	1.0908	0.9938	0.9299
Fiscal Year Ended June 30, 2009	0.8601	0.9985	0.8589	0.7695
Fiscal Year Ended June 30, 2010	0.9429	1.0040	0.9467	0.8584
Last Six Months
March 2010	0.9846	0.9891	0.9777	0.9596
April 2010	0.9889	1.0040	0.9949	0.9805
May 2010	0.9527	0.9868	0.9616	0.9280
June 2010	0.9429	0.9807	0.9639	0.9429
July 2010	0.9715	0.9727	0.9596	0.9392
August 2010	0.9398	0.9848	0.9614	0.9398

(1)	For the years indicated, the average exchange rates are determined by averaging the exchange rates on the last business day of each month during the relevant period. For the months indicated, the average exchange rates are determined by averaging the exchange rates on each day of the month.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This annual report contains and incorporates by reference certain forward looking statements within the meaning of applicable securities laws. Forward looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes. This forward looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward looking information, which is provided as of the date of this annual report unless otherwise stated, and the Company will not undertake any obligation to publicly update or revise any forward looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Forward-looking statements in this annual report include, but are not limited to, statements with respect to: the evaluation of the profitability of the revenue contracts, amount owing to Elan Pharma International Limited (“Elan”) should the Company participate in the post Phase II development of ELND005 (AZD-103), the Company’s current cash projection which indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months, expected levels of losses in upcoming periods, the impact of ongoing pre-clinical development and clinical trials on research and development costs in fiscal 2011 and beyond, the impact of the Company’s International Financial Reporting Standards (“IFRS”) conversion project, and the expected level of general and administrative and amortization expense in fiscal 2011 and beyond.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in the forward looking information include, but are not limited to: (i) the assumption that the Company will be able to obtain sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) the risk that the Company may not be able to capitalize on partnering and acquisition opportunities, (iii) the assumption that the Company will obtain favourable clinical trial results in the expected timeframe, (iv) the assumption that the Company will be able to adequately protect proprietary information and technology from competitors, (v) the risks relating to the uncertainties of the regulatory approval process, (vi) the impact of competitive products and pricing and the assumption that the Company will be able to compete in the targeted markets, and (vii) the risk that the Company may be unable to retain key personnel or maintain third party relationships, including relationships with key collaborators.

By its nature, forward looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward looking statements will not occur. Prospective investors should carefully consider the information contained under the heading “Risk Factors” and all other information included in or incorporated by reference in this annual report before making investment decisions with regard to the securities of the Company.

The section entitled “Risks Factors” discusses risks, uncertainties and factors that our management believes could cause actual results or events to differ materially from the forward-looking statements. Although we have attempted to identify important risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking information, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking information.

Forward-looking statements contained in this annual report are made as of the dates hereof, and such forward-looking statements are based on the beliefs, expectations and opinions of our management as of such date. We disclaim any obligation to update any forward-looking statements.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A. Selected Financial Data

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2010 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles. Material differences between Canadian and U.S generally accepted accounting principles are described in note 22 to the financial statements for the year ended June 30, 2010. The selection financial information includes financial information derived from the annual audited consolidated financial statements.

The following table is a summary of selected audited consolidated financial information of the Company for each of the five most recently completed financial years:

	June 30, 2010	June 30, 2009	June 30, 2008	June 30, 2007	June 30, 2006
Revenue	$4,503,892	$2,513,108	$1,596,722	$683,894	$371,174
Net loss (1)	$19,308,910	$22,374,491	$16,119,202	$16,961,790	$23,018,090
Basic and diluted net loss per common share	$0.83	$0.97	$0.70	$0.87	$1.53
Total assets	$49,659,526	$72,819,261	$94,875,961	$63,995,728	$44,128,024
Total long-term liabilities (2)	$57,160	$68,592	$80,024	$91,456	$2,862,711
Common shares outstanding	23,217,599	23,215,160	23,186,707	21,230,741	17,494,269
Cash dividends declared per share	$—	$—	$—	$—	$—

Notes:

(1)	Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.
(2)	Total long-term liabilities exclude deferred revenue, a non-financial liability.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors, in addition to the other information provided in this annual report and the Company’s other disclosure documents filed on www.sedar.com.

The Company will require significant additional financing and it may not have access to sufficient capital.

The Company anticipates that it will need additional financing in the future to fund its ongoing research and development programs and for general corporate requirements. The Company may choose to seek additional funding through public or private offerings, corporate collaborations or partnership arrangements. The amount of financing required will depend on many factors including the financial requirements of the Company to fund its research and clinical trials, and the ability of the Company to secure partnerships and achieve partnership milestones as well as to fund other working capital requirements. The Company’s ability to access the capital markets or to enlist partners is mainly dependent on the progress of its research and development and regulatory approval of its products. There is no assurance that additional funding will be available on acceptable terms, if at all.

The Company has a history of losses, and it has not generated any product revenue to date. It may never achieve or maintain profitability.

Since inception, the Company has incurred significant losses each year and expects to incur significant operating losses as the Company continues product research and development and clinical trials. There is no assurance that the Company will ever successfully commercialize or achieve revenues from sales of its therapeutic products if they are successfully developed or that profitability will ever be achieved or maintained. Even if profitability is achieved, the Company may not be able to sustain or increase profitability.

We are an early stage development company in an uncertain industry.

The Company is at an early stage of development. Preclinical and clinical trial work must be completed before our products could be ready for use within the markets we have identified. We may fail to develop any products, to obtain regulatory approvals, to enter clinical trials or to commercialize any products. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals or be capable of being manufactured at a reasonable cost. If the Company’s products are approved for sale, there can be no assurance that the products will gain market acceptance among consumers, physicians, patients and others in the medical community. A failure to gain market acceptance may adversely affect the revenues of the Company.

The Company is subject to a strict regulatory environment.

None of the Company’s product candidates have received regulatory approval for commercial sale.

Numerous statutes and regulations govern human testing and the manufacture and sale of human therapeutic products in Canada, the United States and other countries where the Company intends to market its products. Such legislation and regulation bears upon, among other things, the approval of protocols and human testing, the approval of manufacturing facilities, testing procedures and controlled research, review and approval of manufacturing, preclinical and clinical data prior to marketing approval including adherence to Good Manufacturing Practices (“GMP”) during production and storage as well as regulation of marketing activities including advertising and labelling.

The completion of the clinical testing of our product candidates and the obtaining of required approvals are expected to take years and require the expenditure of substantial resources. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by the Company or by regulatory authorities if it is determined at any time that patients may be or are being exposed to unacceptable health risks, including the risk of death, or that compounds are not manufactured under acceptable GMP conditions or with acceptable quality. Any failure or delay in obtaining regulatory approvals would adversely affect the Company’s ability to utilize its technology thereby adversely affecting operations. No assurance can be given that the Company’s product candidates or lead compounds will prove to be safe and effective in clinical trials or that they will receive the requisite protocol approval or regulatory approval. Furthermore, no assurance can be given that current regulations relating to regulatory approval will not change or become more stringent. There are no assurances the Company can scale-up, formulate or manufacture any compound in sufficient quantities with acceptable specifications for the regulatory agencies to grant approval or not require additional changes or additional trials be performed. The agencies may also require additional trials be run in order to provide additional information regarding the safety, efficacy or equivalency of any compound for which the Company seeks regulatory approval. Similar restrictions are imposed in foreign markets other than the United States and Canada. Investors should be aware of the risks, problems, delays, expenses and difficulties which may be encountered by the Company in light of the extensive regulatory environment in which the Company’s business operates.

Even if a product candidate is approved by the FDA or any other regulatory authority, the Company may not obtain approval for an indication whose market is large enough to recoup its investment in that product candidate. The Company may never obtain the required regulatory approvals for any of its product candidates.

The Company is faced with uncertainties related to its research.

The Company’s research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results. In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints. Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development. It is not possible to predict, based upon studies in in-vitro models and in animals, whether any of the compounds made for these programs will prove to be safe, effective, and suitable for human use. Each compound will require additional research and development, scale-up, formulation and extensive clinical testing in humans. Development of these compounds will require investigations into the mechanism of action of the molecules as these are not fully understood. Unsatisfactory results obtained from a particular study relating to a program may cause the Company to abandon its commitment to that program or to the lead compound or product candidate being tested. The discovery of unexpected toxicities, lack of sufficient efficacy, poor physiochemical properties, unacceptable ADME (absorption, distribution, metabolism and excretion) and DMPK (drug metabolism and pharmacokinetics), pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make the Company’s targets, lead compounds or product candidates unattractive or unsuitable for human use, and the Company may abandon its commitment to that program, target, lead compound or product candidate. In addition, preliminary results seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials.

If difficulties are encountered enrolling patients in the Company’s clinical trials, the Company’s trials could be delayed or otherwise adversely affected.

Clinical trials for the Company’s product candidates require that the Company identify and enrol a large number of patients with the disorder under investigation. The Company may not be able to enrol a sufficient number of patients to complete its clinical trials in a timely manner. Patient enrolment is a function of many factors including, but not limited to, design of the study protocol, size of the patient population, eligibility criteria for the study, the perceived risks and benefits of the therapy under study, the patient referral practices of physicians and the availability of clinical trial sites. If the Company has difficulty enrolling a sufficient number of patients to conduct the Company’s clinical trials as planned, it may need to delay or terminate ongoing clinical trials.

Even if regulatory approvals are obtained for the Company’s product candidates, the Company will be subject to ongoing government regulation.

Even if regulatory authorities approve any of the Company’s human therapeutic product candidates, the manufacture, marketing and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation may be expensive and consume substantial financial and management resources. If the Company, or any future marketing collaborators or contract manufacturers, fail to comply with applicable regulatory requirements, it may be subject to sanctions including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawal of regulatory approvals and criminal prosecution. Any of these sanctions could delay or prevent the promotion, marketing or sale of the Company’s products.

The Company may not achieve its projected development goals in the time frames announced and expected.

The Company sets goals for and makes public statements regarding the timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Company’s clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize its products.

There can be no assurance that the Company’s clinical trials will be completed, that the Company will make regulatory submissions or receive regulatory approvals as planned. If the Company fails to achieve one or more of these milestones as planned, the price of the Common Shares would likely decline.

If the Company fails to obtain acceptable prices or adequate reimbursement for its human therapeutic products, its ability to generate revenues will be diminished.

The Company’s ability to successfully commercialize its human therapeutic products will depend significantly on its ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as government and private insurance plans. While the Company has not commenced discussions with any such parties, these third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. The Company’s human therapeutic products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow the Company to sell its products on a competitive basis. The Company may not be able to negotiate favourable reimbursement rates for its human therapeutic products.

In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit the Company’s commercial opportunity and reduce any associated revenue and profits. The Company expects proposals to implement similar government control to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that the Company or any current or potential collaborators could receive for any of its human therapeutic products and could adversely affect its profitability. In addition, in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.

If the Company fails to obtain acceptable prices or an adequate level of reimbursement for its products, the sales of its products would be adversely affected or there may be no commercially viable market for its products.

The Company may not obtain adequate protection for its products through its intellectual property.

The Company’s success depends, in large part, on its ability to protect its competitive position through patents, trade secrets, trademarks and other intellectual property rights. The patent positions of pharmaceutical and biopharmaceutical firms, including the Company, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to the Company may not provide the Company with any competitive advantage. The Company’s patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. In addition, it is possible that third parties with products that are very similar to the Company’s will circumvent its patents by means of alternate designs or processes. The Company may have to rely on method of use protection for its compounds in development and any resulting products, which may not confer the same protection as compounds per se. The Company may be required to disclaim part of the term of certain patents. There may be prior applications of which the Company is not aware that may affect the validity or enforceability of a patent claim. There also may be prior applications which are not viewed by the Company as affecting the validity or enforceability of a claim, but which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that the Company’s patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or product would be found by a court to infringe the Company’s patents. Applications for patents and trademarks in Canada, the United States and in foreign markets have been filed and are being actively pursued by the Company. Pending patent applications may not result in the issuance of patents, and the Company may not develop additional proprietary products which are patentable.

Patent applications relating to or affecting the Company’s business have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with the Company’s technologies, patents or patent applications, and such conflict could reduce the scope of patent protection which the Company could otherwise obtain. The Company could become involved in interference proceedings in the United States in connection with one or more of its patents or patent applications to determine priority of invention. The Company’s granted patents could also be challenged and revoked in opposition proceedings in certain countries outside the United States.

In addition to patents, the Company relies on trade secrets and proprietary know-how to protect its intellectual property. The Company generally requires its employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with the Company is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of the Company’s employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is the Company’s exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of the Company’s proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to those of the Company or otherwise gain access to the Company’s trade secrets.

The Company currently has the right to use certain technology under license agreements with third parties. The Company’s failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause the Company to terminate the related development program and cause a complete loss of its investment in that program.

As a result of the foregoing factors, the Company may not be able to rely on its intellectual property to protect its products in the marketplace.

The Company may infringe the intellectual property rights of others.

The Company’s commercial success depends significantly on its ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which the Company is not aware that its products infringe or patents, that the Company believes it does not infringe, but that it may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which the Company is unaware that may later result in issued patents that its products infringe.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants, including the Company, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. The Company is aware of, and has reviewed, third party patents relating to the treatment of Alzheimer’s disease, diabetes, and other relevant indication areas. In the event of infringement or violation of another party’s patent, the Company may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of the Company’s products or lead to prohibition of the manufacture or sale of the products.

Patent litigation is costly and time consuming and may subject the Company to liabilities.

The Company’s involvement in any patent litigation, interference, opposition or other administrative proceedings will likely cause the Company to incur substantial expenses, and the efforts of its technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject the Company to significant liabilities.

The Company operates in a fiercely competitive business environment.

The biopharmaceutical industry is highly competitive. Competition comes from health care companies, pharmaceutical companies, large and small biotech companies, specialty pharmaceutical companies, universities, government agencies and other public and private companies. Research and development by others may render the Company’s technology or products non-competitive or obsolete or may result in the production of treatments or cures superior to any therapy the Company is developing or will develop. In addition, failure, unacceptable toxicity, lack of sales or disappointing sales or other issues regarding competitors’ products or processes could have a material adverse effect on the Company’s product candidates, including its clinical candidates or its lead compounds.

The market price of the Company’s Common Shares may experience a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally, and the short-term effect of a number of possible events.

The Company is a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for the Company’s Common Shares may experience a high level of volatility. Numerous factors, including many over which the Company has no control, may have a significant impact on the market price of Common Shares including, among other things, (i) clinical and regulatory developments regarding the Company’s products and product candidates and those of its competitors, (ii) arrangements or strategic partnerships by the Company, (iii) other announcements by the Company or its competitors regarding technological, product development, sales or other matters, (iv) patent or other intellectual property achievements or adverse developments, (v) arrivals or departures of key personnel; (vi) government regulatory action affecting the Company’s product candidates in the United States, Canada and foreign countries, (vii) actual or anticipated fluctuations in the Company’s revenues or expenses, (viii) general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors, (ix) reports of securities analysts regarding the expected performance of the Company, and (x) events related to threatened, new or existing litigation. Listing on NASDAQ and the TSX may increase share price volatility due to various factors including, (i) different ability to buy or sell the Company’s Common Shares, (ii) different market conditions in different capital markets; and (iii) different trading volume.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of Common Shares, regardless of the Company’s operating performance. In addition, sales of substantial amounts of Common Shares in the public market after any offering, or the perception that those sales may occur, could cause the market price of Common Shares to decline.

Furthermore, shareholders may initiate securities class action lawsuits if the market price of the Company’s stock drops significantly, which may cause the Company to incur substantial costs and could divert the time and attention of its management.

The Company is highly dependent on third parties.

The Company is or may in the future be dependent on third parties for certain raw materials, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of its potential products. Although the Company does not anticipate any difficulty in obtaining any such materials and services, no assurance can be given that the Company will be able to obtain such materials and services.

The Company is subject to intense competition for its skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair its ability to conduct its operations.

The Company is highly dependent on its management and its clinical, regulatory and scientific staff, the loss of whose services might adversely impact its ability to achieve its objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to the Company’s success. Competition for skilled personnel is intense, and the Company’s ability to attract and retain qualified personnel may be affected by such competition.

The Company’s business involves the use of hazardous materials which requires the Company to comply with environmental regulation.

The Company’s discovery and development processes involve the controlled use of hazardous materials. The Company is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed the Company’s resources. The Company may not be adequately insured against this type of liability. The Company may be required to incur significant costs to comply with environmental laws and regulations in the future, and its operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.

Legislative actions, potential new accounting pronouncements and higher insurance costs are likely to impact the Company’s future financial position or results of operations.

Compliance with changing regulations regarding corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.

Future health care reforms may produce adverse consequences.

Health care reform and controls on health care spending may limit the price the Company can charge for any products and the amounts thereof that it can sell. In particular, in the United States, the federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided. Potential approaches and changes in recent years include controls on health care spending and the creation of large purchasing groups. In the future, the U.S. government may institute further controls and different reimbursement schemes and limits on Medicare and Medicaid spending or reimbursement. These controls, reimbursement schemes and limits might affect the payments the Company could collect from sales of any of its products in the United States. Uncertainties regarding future health care reform and private market practices could adversely affect the Company’s ability to sell any products profitably in the United States. Election of new or different political or government officials in large market countries could lead to dramatic changes in pricing, regulatory approval legislation and reimbursement which could have material impact on product approvals and commercialization.

The Company faces an unproven market for its future products.

The Company believes that there will be many different applications for products successfully derived from its technologies and that the anticipated market for products under development will continue to expand. No assurance, however, can be given that these beliefs will prove to be correct due to competition from existing or new products and the yet to be established commercial viability of the Company’s products. Physicians, patients, formularies, third party payers or the medical community in general may not accept or utilize any products that the Company or its collaborative partners may develop.

The Company may be faced with future lawsuits related to secondary market liability.

Securities legislation in Canada has recently changed to make it easier for shareholders to sue. These changes could lead to frivolous law suits which could take substantial time, money, resources and attention or force the Company to settle such claims rather than seek adequate judicial remedy or dismissal of such claims.

The Company may encounter unforeseen emergency situations.

Despite the implementation of security measures, any of the Company’s, its collaborators’ or its third party service providers’ internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Any resulting system failure, accident or security breach could result in a material disruption of the Company’s operations.

The Company’s technologies may become obsolete

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Company’s technologies obsolete, less competitive or less marketable.

Item 4.	Information on the Company

Name, Address and Incorporation

Transition Therapeutics Inc. was incorporated pursuant to the Business Corporations Act (Ontario) on July 6, 1998 as “Transition Therapeutics and Diagnostics Inc.” The Corporation filed articles of amendment on October 12, 2000 and on October 19, 2000 to create a class of non-voting shares (the “Class B Shares”) and to amend certain attributes of its Common Shares. On November 2, 2000, the Corporation filed articles of amendment to delete its private company restrictions. On December 14, 2000, the Corporation filed articles of amendment to change its name to “Transition Therapeutics Inc.” and effect a split of its issued and outstanding Common Shares on the basis of 3.25649 Common Shares for each previously issued and outstanding Common Share. On December 14, 2004, the Corporation filed articles of amendment to eliminate the Class B Shares from its authorized capital. In July 2007, the Corporation completed the consolidation of its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every nine (9) pre-consolidation Common Shares.

The Corporation’s principal and registered office is located at 101 College Street, Suite 220, Toronto, Ontario, M5G 1L7.

Intercorporate Relationships

The Corporation has one wholly-owned material subsidiary: Waratah Pharmaceuticals Inc. (“Waratah”), which is incorporated under the Canada Business Corporations Act.

The chart below illustrates the corporate structure:

Waratah’s principal business activity is to develop and commercialize its Alzheimer’s disease compound ELND005 (AZD-103), TT-301 and TT-302 which are the anti-inflammatory compounds acquired in connection with the acquisition of NeuroMedix Inc. (“NeuroMedix”) in June 2007, and the series of compounds acquired from Eli Lilly and Company in the area of diabetes in March, 2010.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

In July 2007, the Corporation consolidated its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every nine (9) pre-consolidation Common Shares outstanding.

Also in July 2007, the Corporation completed a private placement financing issuing 1,736,107 Common Shares at a price of $14.40 per Common Share, raising net cash proceeds of $23,968,567 from a number of funds managed by Oracle Investment Management Inc., The Invus Group LLC and a large Boston-based investment management company.

In August 2007, the Corporation’s Common Shares began trading on the NASDAQ Capital Market, under the symbol “TTHI”. The Corporation’s Common Shares continue to trade on the Toronto Stock Exchange under the symbol “TTH” in addition to NASDAQ.

In August 2007, the Corporation announced the completion of multiple Phase I clinical studies with Alzheimer’s disease drug candidate ELND005 (AZD-103). ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bioavailable, cross the blood-brain barrier and achieve levels in the human brain and cerebrospinal fluid (“CSF”) that were shown to be effective in animal models for Alzheimer’s disease.

In October 2007, the Corporation announced the receipt of US$7.5 million representing the second half of the US$15 million upfront payment under the Corporation’s global collaboration agreement with Elan for the Alzheimer’s disease drug candidate ELND005 (AZD-103).

In November 2007, the Corporation announced that following good faith negotiations, Novo Nordisk and the Corporation were not able to come to agreement for an exclusive license to the Corporation’s diabetes programs. Accordingly, the Corporation sent notice to Novo Nordisk terminating the Novo Nordisk licensing agreement, which resulted in the return to the Corporation of all rights held by Novo Nordisk relating to the combination therapy of TT-223 and EGF.

In December 2007, the Corporation announced that the first patient had been dosed in a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. The study evaluated both cognitive and functional endpoints, and each patient’s participation was planned to last approximately 18 months.

In January 2008, the Corporation’s Common Shares were approved for listing and began trading on the NASDAQ Global Market on Monday January 7, 2008. Prior to this change, the Corporation’s Common Shares had been listed on the NASDAQ Capital Market. The Corporation’s Common Shares continue to trade on the Toronto Stock Exchange in addition to the NASDAQ Global Market.

Also in January 2008, the Corporation received a US$5 million milestone payment under its global collaboration agreement with a subsidiary of Elan. The milestone payment was triggered by the initiation of a Phase II clinical study of Alzheimer’s disease drug candidate, ELND005 (AZD-103).

In March 2008, the Corporation and Eli Lilly and Company (“Lilly”) announced that the two companies had entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize the Corporation’s gastrin based therapies, including the lead compound TT-223. Under the terms of the agreement, the Corporation has received a US$7 million upfront payment, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized. The Corporation and Lilly both participated in the Phase II clinical trial with lead compound TT-223 in type 2 diabetes and under the terms of the agreement, Lilly has reimbursed the Corporation US$3 million for development costs associated with this trial. In addition, the parties established a joint development committee to coordinate and oversee activities relating to the TT-223 program.

On August 18, 2008, the Corporation announced a series of actions to strengthen the Corporation’s drug discovery group. The Corporation acquired certain assets and the exclusive rights to three drug discovery projects from Forbes Medi-Tech (Research) Inc., a wholly owned subsidiary of Forbes Medi-Tech Inc. (“Forbes”). In consideration for the acquisition of these assets and intellectual property rights, the Corporation paid US$1 million, and will potentially pay up to an additional US$6 million in contingent consideration dependent on all three technologies successfully achieving certain developmental and regulatory milestones.

In September 2008, the Corporation announced the first patient was dosed in a Phase II clinical study of gastrin analogue
TT-223 in type 2 diabetes patients. The study was a randomized, double-blind, placebo-controlled, dose-ranging study to evaluate the safety, tolerability and efficacy of daily TT-223 treatments for 12 weeks with a 6-month follow-up.

On October 3, 2008, the Corporation received 23,272,633 common shares of Stem Cell Therapeutics Corp. (“Stem Cell”) pursuant to the terms of a share purchase agreement entered into on October 4, 2004. Under the terms of this agreement, the final $1,650,000 milestone payment was due from Stem Cell to the Corporation on September 30, 2008. Stem Cell elected to make this payment in the form of Stem Cell common shares from treasury.

On October 20, 2008, Elan and the Corporation announced the achievement of the patient enrolment target for a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease.

In January 2009, the Corporation disposed of 23,272,633 common shares of Stem Cell in open market transactions over the TSX Venture Exchange which resulted in net proceeds of approximately $1.4 million.

On February 5, 2009, the Corporation announced the completion of patient enrolment for a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes.

On March 23, 2009, the Corporation announced the initiation of a Phase Ib clinical study of TT-223 in combination with a
GLP-1 analogue in patients with type 2 diabetes. The study was a randomized, double-blind, placebo-controlled study in approximately 140 patients to evaluate the safety, tolerability and efficacy of daily TT-223 treatments in combination with weekly administrations of a proprietary Lilly GLP-1 analogue, for a combination treatment period of 4 weeks with a 5-month follow-up.

On April 3, 2009, the Corporation terminated the agreement with the Juvenile Diabetes Research Foundation (“JDRF”) and paid $441,455 (US$350,000) which represents the total amounts owing to the JDRF under the terms of the agreement. The Corporation and the JDRF agreed that it would be reasonable for the JDRF to reassign financial resources earmarked for development of gastrin-based therapies to another worthy research program. The Corporation has no further obligations that survive termination of the agreement.

On April 23, 2009, Elan and the Corporation announced the receipt of a key patent for Alzheimer’s Disease treatment with ELND005 (AZD-103). The United States Patent and Trademark Office issued US patent number 7,521,481 on April 21, 2009. The patent is entitled “Methods of Preventing, Treating and Diagnosing Disorders of Protein Aggregation,” and generally claims methods for treating Alzheimer’s disease comprising administering scyllo-inositol ELND005 (AZD-103). The patent will expire in the year 2025 or later due to any patent term extensions.

On July 13, 2009, Elan and the Corporation announced Phase 1 data showing ELND005 (AZD-103) achieves desired concentrations in brain tissue and cerebrospinal fluid when given orally. Preclinical data also were presented showing that

ELND005 (AZD-103) administration is associated with preservation of choline acetyltransferase (ChAT), reflecting preservation of nerve cells that are critical to memory function in the brain. These results were presented at the 2009 Alzheimer’s Association International Conference on Alzheimer’s Disease (ICAD 2009) in Vienna, Austria.

On September 28, 2009, the Corporation filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10. The shelf prospectus has become effective and provides for the potential offering in selected Canadian provinces and the United States of up to an aggregate amount of US$75 million of the Corporation’s common shares, warrants, or a combination thereof, from time to time in one or more offerings until November 8, 2011. Utilization of the US shelf prospectus is dependent upon meeting certain market capitalization thresholds at the time of financing.

On December 15, 2009, Elan and the Corporation announced modifications to ELND005 Phase II clinical trials in Alzheimer’s disease. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily). The study continued unchanged for patients who were assigned to the lower dose (250mg dosed twice daily) and placebo groups. The open label extension study was modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 and these deaths has not been established. The Independent Safety Monitoring Committee (“ISMC”) and both companies concur that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group.

In December, 2009, management assessed the development potential of the intangible assets acquired from Forbes and accordingly recognized an impairment of the intangible assets of $1,053,446.

On January 25, 2010, the Corporation announced results from a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes. Patients who received the highest daily dose of TT-223 for 12 weeks and completed the entire study without adjusting their diabetes therapies experienced a statistically significant reduction in HbA1c of 1.13%, 6 months after completing
TT-223. Patients who had received placebo treatment experienced a 0.22% HbA1c reduction 6 months post-treatment. HbA1c is a reflection of a person’s average glucose level and is used by doctors as a measure of glucose management. Post prandial (after a meal) and AUC (area under the curve) glucose showed improvement versus placebo but not against baseline at 3 and 6 months post-treatment, while fasting blood glucose and mixed meal tolerance insulin parameter tests did not show improvement. No detectable changes in weight were observed. There were no treatment-related serious adverse events. The most common adverse event was nausea, which was generally mild to moderate and decreased in frequency and severity over the treatment period.

On March 3, 2010, the Corporation announced a second licensing agreement with Lilly to the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, the Corporation will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

On June 30, 2010, Transition announced the initiation of a Phase I clinical study of TT-301. The study is a double blind, randomized, placebo controlled study in which healthy volunteers will receive placebo or escalating doses of intravenously administered TT-301. The primary objectives of the trial are to evaluate the safety, tolerability and pharmacokinetics of TT-301.

Recent Developments

On August 9, 2010, Elan and the Corporation announced topline summary results of a Phase II study and plans for Phase III for ELND005 (AZD-103). The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ACL). The study identified a dose with acceptable safety and tolerability. The dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies. Also, Elan and the Corporation have agreed to work together to systematically explore all strategic, operational, and global options for the asset with the intent of maximizing the value of this innovative potential therapeutic.

On September 17, 2010, the Company announced that a clinical study of gastrin analogue TT-223 in combination with a Lilly proprietary GLP-1 analogue in patients with type 2 diabetes did not meet its efficacy endpoints. Given these findings, there will be no further development of TT-223. The next generation diabetes compounds that Transition has in-licensed from Lilly (TT-401/402), as announced on March 3, 2010, act through distinctly different mechanism of action from gastrin based therapies. The companies continue to work diligently on this program and the licensing arrangement is unaffected by the TT-223 clinical study results.

BUSINESS OF THE CORPORATION

Market sizes appearing in this annual report are estimates of potential markets only. The Corporation makes no claim that such figures represent sales figures actually anticipated should the Corporation successfully develop and receive approval for any of its product candidates.

General

The Corporation is a product-focused biopharmaceutical company developing novel therapeutics for disease indications with large markets. The Corporation considers itself to be in one business segment; that is the research and development of therapeutic agents.

The Corporation’s strategic focus is on building shareholder value. To effectively achieve this, the Corporation has established a business model based on the following steps: 1) identifying attractive early stage technologies targeting large markets; 2) moving these products through the clinic to provide validation; 3) considering additional product opportunities; 4) identifying partners with the infrastructure and resources to complete late stage clinical development and product commercialization; and 5) identifying new product opportunities to replenish the Corporation’s product pipeline.

This business model allows the Corporation to maximize the return from its early stage investment and validation through partnerships with large pharmaceutical companies. These partnerships not only provide the Corporation with third party validation, but also fund the more costly later stage clinical development of its lead products and provide revenues through milestone payments, royalties and profit sharing arrangements for the future growth of the Corporation. The revenues from these partnerships may also allow the Corporation to continually replenish its product development pipeline while reducing the need to secure funding from the public markets.

The Corporation’s business model has resulted in an infrastructure that also allows the Corporation to advance several products simultaneously while controlling its burn rate. The Corporation’s small and versatile infrastructure has in part resulted from the Corporation conducting research and development internally, as well as, out-sourcing work to hospitals, universities or pharmaceutical companies.

Technology

The Corporation’s technologies in development are as follows: (i) ELND005 (AZD-103) for the treatment of Alzheimer’s disease; (ii) TT-301 and TT-302 which may have a therapeutic effect on diseases including arthritis, Alzheimer’s disease, traumatic brain injury, intracerebral haemorrhage, and others, and (iii) TT401/402 for the treatment of diabetes.

ELND005 (AZD-103) Technology

The Corporation is developing disease-modifying small molecule therapeutics that act by preventing the formation of and breaking down amyloid beta peptide aggregates. The accumulation of amyloid beta has been connected to several diseases including Alzheimer’s disease, AA Amyloidosis and others.

The Product

The Alzheimer’s disease lead product, ELND005 (AZD-103), is part of an emerging class of disease-modifying drugs that have the potential to both reduce disease progression and improve symptoms such as diminished cognitive function. ELND005 (AZD-103) breaks down neuro-toxic fibrils, allowing amyloid peptides to clear the brain rather than form amyloid plaques, a hallmark pathology of Alzheimer’s disease.

The Corporation and its development partner, Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers. Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and CSF and plasma studies. In these studies, ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bioavailable, to cross the blood-brain barrier and to achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.

In 2007, the Corporation and Elan commenced a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease. In December, 2009, Elan and Transition announced modifications to the ELND005 (AZD-103) Phase II clinical trial. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily) and the study continued unchanged for patients who were assigned to the lower dose (250mg dosed twice daily) and placebo groups. The open label extension study was modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 (AZD-103) and these deaths has not been established. The Independent Safety Monitoring Committee (“ISMC”) and both companies concur that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group.

In August, 2010, Elan and Transition announced topline summary results of the Phase II study and plans for Phase III for ELND005 (AZD-103). The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ACL). The study identified a dose with acceptable safety and tolerability that achieved target drug levels in the cerebrospinal fluid. The dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 into Phase III studies. Elan and the Corporation intend to share all of the Phase 2 data in a future peer-reviewed publication.

Alzheimer’s Disease – The Disease and the Market Opportunity

Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behaviour, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer’s disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age of 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. The likelihood of developing late-onset Alzheimer’s approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the United States, Alzheimer’s disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Alzheimer’s disease patients are at least US$100 billion annually. Scientists have so far discovered one gene that increases risk for late-onset of the disease.

Current FDA approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs are known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer’s disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

TT-301 / TT-302

Pro-inflammatory cytokines are part of the body’s natural defense mechanism against infection. However, the overproduction of these cytokines can play a harmful role in the progression of many different diseases. In the last decade there have been antibody and protein therapies approved (including Enbrel, Remicade and Humira) to inhibit the activity of pro-inflammatory cytokines. Each of these therapies has made a significant impact in the treatment regimen for hundreds of thousands of patients suffering from arthritis, Crohn’s disease, and other autoimmune disorders and has annual sales in excess of US$1.5 billion. The therapeutic and commercial success of these therapies provides a strong proof of concept for the approach of targeting pro-inflammatory cytokines. Unfortunately, an antibody or protein approach is not desirable for the treatment of central nervous system (“CNS”) diseases for a variety of reasons, including an inability to sufficiently cross the blood brain barrier.

To address this large unmet medical need, the Corporation is developing a class of small molecule compounds that are designed to cross the blood brain barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines. Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on CNS diseases including Alzheimer’s disease, traumatic brain injury, and others. The Corporation is also developing the use of these molecules in the treatment of peripheral diseases mediated by pro-inflammatory cytokines, such as arthritis.

Development of TT-301 and TT-302

The Corporation’s lead drug candidates in development are TT-301 and TT-302. These novel drug candidates are derived from a diligent drug design program engineered to produce compounds optimized to target inhibiting pro-inflammatory cytokines in the brain and periphery. Each compound is designed to cross the blood-brain-barrier and each has the flexibility to be administered by injection or orally. In preclinical studies, both TT-301/302 have shown a favorable safety profile and therapeutic window for efficacy.

In June 2010, Transition announced the initiation of a Phase I clinical study of TT-301 and the dosing of the first patient. The study is a double blind, randomized, placebo controlled study in which healthy volunteers will receive placebo or escalating doses of intravenously administered TT-301. The primary objectives of the trial are to evaluate the safety, tolerability and pharmacokinetics of TT-301.

As these drug candidates enter clinical development, the Corporation may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

TT-401 / TT-402

In March, 2010 the Corporation acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes. Under the licensing and collaboration agreement, Transition receives exclusive worldwide rights to develop and potentially commercialize a class of compounds.

The lead compound, TT-401, is a dual agonist of GLP-1 and glucagon receptors. In preclinical diabetes models, TT-401 has shown potential to provide glycemic control and other beneficial effects including weight loss. The Corporation is performing preclinical development activities to advance this drug candidate forward as a therapy for type 2 diabetes.

Diabetes – The Disease and the Market Opportunity

Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 1 diabetes develops when the body’s immune system destroys pancreatic islet beta cells, the only cells in the body that make the hormone insulin that regulates blood glucose. To survive, people with type 1 diabetes must have insulin delivered by injection or pump. Type 1 diabetes accounts for 5-10% of all diagnosed cases of diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

With the insulins and anti-diabetic medications markets having global sales of over US$9 billion and US$15 billion, respectively, the market opportunity for an effective therapeutic is significant.

Product Pipeline

Below is a diagram illustrating the Corporation’s product pipeline for its lead technologies, and the current stage of development for each product:

Regulatory Approval Process for Therapeutic Drugs

The development of new pharmaceuticals is strongly influenced by a country’s regulatory environment. The drug approval process in Canada is regulated by Health Canada. In the United States, the regulatory body is the FDA. Similar processes are conducted in other countries by similar regulatory bodies. Regulations in each jurisdiction require that licenses be obtained from regulatory agencies for drug manufacturing facilities and also mandate strict research and product testing standards in order to ensure quality in respect of the manufacturing of therapeutic products, “Good Manufacturing Practices” (“GMP”). Companies must establish that the production of their products comply with GMP and the clinical development be conducted with Good Clinical Practices in order to demonstrate the safety and effectiveness of the therapeutic. While the Corporation will pursue the approval of any product that it develops, success in acquiring regulatory approval for any such product is not assured. See “Risk Factors”.

In order to market its pharmaceutical products in Canada and the United States, the Corporation must successfully satisfy the requirements of each of the following stages of the regulatory approval process and drug development:

Pre–Clinical Studies: Pre–clinical studies involve extensive testing in laboratory animals to determine if a potential therapeutic product has utility in an in vivo disease model and has any adverse toxicological effects in animals. The conduct and results of these studies are reported to regulatory agencies in an Investigational New Drug (“IND”) application in the United States and a Clinical Trial Application (“CTA”) in Canada, to gain approval to commence clinical trials of the product in human subjects or patients, depending on the indication for use.

Phase I Clinical Trials: Phase I clinical trials are designed to determine the pharmacokinetics, metabolism and pharmacologic actions of the drug in humans, the side effects associated with increasing doses and the maximum tolerated dose. These studies, usually short in duration, are typically conducted with healthy volunteers.

Phase II Clinical Trials: Phase II studies are conducted to evaluate the safety of the drug in the intended patient population with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug. Phase II studies are typically well controlled, closely monitored and conducted in a relatively small number of patients. These studies are usually designed to gain early evidence of the effectiveness of the therapeutic, along with its safety.

Phase III Clinical Trials: Phase III studies are expanded studies performed after preliminary evidence suggesting effectiveness of the drug is obtained. Phase III studies gather additional information about effectiveness and safety that is required to evaluate the overall benefit-risk profile of the drug and to provide adequate basis for physician labelling. Phase III trials usually involve several hundred to several thousand patients.

After all three phases of clinical trials have been completed, the results are then submitted to the respective health authority for marketing approval in the respective countries. If and when marketing approval is granted by Health Canada or the FDA, as the case may be, the product is then approved for commercial sale in the respective jurisdiction.

In addition to the approval of the drug itself, Health Canada and the FDA each require that the manufacturer of a therapeutic drug be in full compliance with the current GMPs in effect in Canada or the United States, respectively. A similar process for therapeutic drug approval is followed in most other countries with sophisticated regulatory bodies that have appropriate regulations and oversight.

Manufacturing

The Corporation relies on third party manufacturers to supply all of its drug substances and the finished dosage form for its preclinical and clinical products. Similarly, it will rely on third party manufacturers to manufacture its products for sale. As such, the commercial success of such products may be outside of the Corporation’s control. See “Risk Factors”.

The preclinical and clinical products are produced in compliance with current GMPs as established by applicable regulatory authorities, and the manufacturer is responsible for ensuring compliance to the set standard, and biosafety testing, with full characterization being the responsibility of the Corporation.

Thus far, ELND005 (AZD-103), the active pharmaceutical ingredient, has been produced for the Corporation by Albany Molecular Research Inc. (New York) and Abbott Laboratories (Illinois). The final drug product for all the Phase I and Phase II studies was encapsulated by a third party contract manufacturer for clinical use. For Phase III studies, the final drug product will be prepared in a tablet form by Elan.

The Corporation has contracted Piramal Healthcare (Canada) Limited to produce active ingredient for TT-301/ TT-302. The preparation of final drug product will be performed by a third party contract manufacturer.

The Corporation has contracted Polypeptide Laboratories A/S of Denmark to produce the active ingredient for TT-401.

All of the above manufacturing contracts are on a fee-for-service basis.

Product Marketing Strategy

The markets for the products being developed by the Corporation are large and may require substantial sales and marketing capability. Before successful completion of the development of the Corporation’s various products, the Corporation hopes to enter into one or more strategic partnerships or other collaborative arrangements with pharmaceutical or other companies that have marketing and distribution expertise to address these needs. If appropriate, the Corporation will establish arrangements with various partners for different geographical areas.

Specialized Skills and Knowledge

As of June 30, 2010, the Corporation had 28 full-time employees, who possess the skills and knowledge that the Corporation requires to implement its current strategy.

The Corporation believes that investing in human capital is fundamental to its continued growth and success. The Corporation depends on its people for constant innovation and research and development. The Corporation intends to implement a practice of aggressively recruiting high calibre personnel and retaining such personnel by offering appropriate compensation incentives.

Competitive Conditions

There are a number of treatments in various stages of development which may compete with the Corporation’s therapeutic programs in each of its selected therapeutic disease-specific applications. The following is a summary of the principal therapeutic treatments, which the Corporation understands are currently being developed by others for therapeutic areas in which the Corporation is currently focusing its clinical efforts. This summary is not necessarily an exhaustive list of such competing therapeutic treatments. Competition may have an adverse effect on the Corporation. See “Risk Factors”.

Alzheimer’s Disease

Currently, all of the approved Alzheimer’s therapies and many of the clinical candidates seek to reduce Alzheimer’s related symptoms rather than treating the underlying disease. These products include cholinesterase inhibitors and glutamate receptor antagonists. An emerging class of compounds in clinical development are fibril inhibitors which seek to slow or even reverse the disease process by targeting a mechanism to reduce the occurrence of beta-amyloid plaques, a hallmark pathology of the disease.

Diabetes

The following is a brief summary of the principal therapeutic strategies, of which the Corporation is aware, currently being developed for the treatment of diabetes.

Intensive Insulin Therapy – The goal of intensive insulin therapy is to more accurately control hyperglycemia by increasing the frequency of insulin injection. This type of insulin therapy, however, increases the risk of hypoglycemia and demands more frequent blood sugar monitoring which can be painful and time consuming. This approach only addresses type 1 diabetics and the subset of type 2 diabetics that requires constant insulin injections and it only manages the disease, it does not offer a long-term solution.

Oral Antidiabetic Agents are FDA approved for use in conjunction with diet and exercise to enhance glycemic control in type 2 diabetic patients.

Oral sulfonylureas reduce blood glucose by stimulating insulin from pancreatic beta-cells as well as increasing responsiveness in insulin-sensitive tissues.

Metformin is an oral hypoglycemic agent that improves glycemic control by decreasing hepatic glucose production and intestinal glucose absorption as well as improving insulin sensitivity through increased peripheral glucose uptake and utilization.

Thiazolidinediones are potent agonists of peroxisome proliferator-activated receptor-gamma (“PPAR-gamma”), receptors important for insulin action which are located in adipose tissue, liver and skeletal muscle. Activation of these receptors affects the transcription of genes responsible for control of glucose and lipid metabolism. These agents, in the presence of insulin, decrease insulin resistance in the liver and at peripheral sites and improve insulin-dependent glucose disposal and reduce hepatic glucose output.

Incretin Therapies – The incretin hormones, GLP-1 and glucose-dependent insulinotropic peptide (“GIP”), have been identified as important factors in glucose homeostasis. Released from the gut following a meal, GLP-1 and GIP stimulate insulin secretion from pancreatic beta cells in response to normal or elevated blood glucose concentrations. GLP-1 also lowers glucagon excretion from pancreatic beta cells, which results in reduced hepatic glucose production, and also reduces appetite, slows gastric emptying, and improves ß-cell function. When administered intravenously or subcutaneously, GLP-1 is effective in treating type 2 diabetes. Unfortunately, both GLP-1 and GIP are rapidly degraded by dipeptidyl peptidase IV (“DPP-IV”); therefore, research has been focused on preventing degradation by inhibiting the DPP-IV enzyme. Sitagliptin is a novel agent with a unique mechanism of action: the drug acts as a DPP-IV inhibitor which reduces inactivation of incretin hormones and improves glycemic control in type 2 diabetic patients.

Intellectual Property

The Corporation’s intellectual property practice is to file patent and trademark applications to protect proprietary inventions, technologies, improvements and trademarks that are considered to be important to the development of the Corporation’s business and consistent with the Corporation’s strategic focus. The Corporation also depends upon trade secrets and licensing opportunities to expand and maintain its competitive position.

The Corporation possesses a strong intellectual property position for its platform technologies. The Corporation currently holds the rights to 37 patent families relating to its technology platforms and drug development programs. To date, the Corporation possesses or exclusively licenses 44 issued patents, with the remainder in varying stages of the patent application process. Current Canadian and U.S. patent laws provide that the Corporation’s patents are protected for a period of 20 years after their filing dates.

Patent Protection

The Corporation’s patent portfolio provides protection for its areas of technology focus:

ELND005 (AZD-103)

The Corporation acquired a number of U.S. and PCT patent applications for the ELND005 (AZD-103) technology through its acquisition of Ellipsis Neurotherapeutics Inc. (“ENI”). This portfolio has been expanded with the filing of additional patent applications based on findings from clinical and preclinical studies performed by the Corporation with its development partner, Elan.

US Patent Number 7,521,481, issued on April 21, 2009, covers treatment of Alzheimer’s Disease with ELND005 (AZD-103). European Patent No. 1608350 granted on June 3, 2009 from a corresponding application covers ELND005 (AZD-103) for treatment or prevention of a condition of the central or peripheral nervous system or systemic organ associated with a disorder in protein folding aggregation, or amyloid formation, deposition accumulation or persistence. The US Patent will expire in the year 2025 or later due to any patent term extensions. The Corporation is actively prosecuting patent application families in multiple jurisdictions throughout the world.

TT-301/302

The Corporation acquired 100% of CNS-focused Neuromedix Inc. in June of 2007. With this acquisition, the Corporation acquired multiple patent applications covering the TT-301/TT-302 family of compounds.

TT-401/402

In March 2010, the Corporation acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes. Provisional patent applications have been filed in the US Patent Office covering the lead preclinical compounds.

Property, Plants and Equipment

The Company’s offices are located at 101 College Street, Toronto, ON, M5G 1L7. The Company’s head office is located at Suite 220 and the Company’s board room and lab facilities are located in suites HL125, HL31, HL40, and L243-245. The Company occupies a total of 11,065 sq feet of the building which represents approximately 5.9% of the total facility.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2010 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles. This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of the Company for the year ended June 30, 2010 as compared to the year ended June 30, 2009 and for the year ended June 30, 2009 as compared to the year ended June 30, 2008. Material differences between Canadian and U.S generally accepted accounting principles are described in note 22 to the financial statements for the year ended June 30, 2010. This MD&A includes financial information derived from the annual audited consolidated financial statements.

OVERVIEW

The Company’s lead product is ELND005 (AZD-103) for the treatment of Alzheimer’s disease. Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates targeting anti-inflammatory and metabolic indications. TT-301 and TT-302 are small molecule anti-inflammatory compounds that have demonstrated efficacy in preclinical models of rheumatoid arthritis, Alzheimer’s disease, intracerebral hemorrhage (“ICH”) and traumatic brain injury (“TBI”). Transition has also in-licensed a series of preclinical compounds from Eli Lilly and Company in the area of diabetes.

During fiscal 2010 and up to the date of this annual report, the Company announced the following:

ELND005 (AZD-103) – Alzheimer’s Disease:

•

On August 9, 2010, Elan and Transition announced topline summary results of a Phase II study and plans for Phase III for ELND005 (AZD-103). The study did not achieve significance on co-primary outcome measures (NTB and ADCS-ACL). The study identified a dose with acceptable safety and tolerability. The dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies. Also, Elan and Transition have agreed to work together to systematically explore all strategic, operational, and global options for the asset with the intent of maximizing the value of this innovative potential therapeutic;

•

On December 15, 2009, Elan and Transition announced modifications to ELND005 (AZD-103) Phase II clinical trials in Alzheimer’s disease. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily). The study continued unchanged for patients who were assigned to the lower dose (250mg dosed twice daily) and placebo groups. The open label extension study was modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 (AZD-103) and these deaths has not been established. The Independent Safety Monitoring Committee (“ISMC”) and both companies concurred that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group;

•

On July 13, 2009, Elan and Transition announced Phase I data showing ELND005 (AZD-103) achieves desired concentrations in brain tissue and cerebrospinal fluid when given orally. Preclinical data also were presented showing that ELND005 (AZD-103) administration is associated with preservation of choline acetyltransferase (ChAT), reflecting preservation of nerve cells that are critical to memory function in the brain. These results were presented at the 2009 Alzheimer’s Association International Conference on Alzheimer’s Disease (ICAD 2009) in Vienna, Austria.

TT-301/TT-302 – Inflammation Indications:

•

On June 30, 2010, Transition announced the initiation of a Phase I clinical study of TT-301. The study is a double blind, randomized, placebo controlled study in which healthy volunteers will receive placebo or escalating doses of intravenously administered TT-301. The primary objectives of the trial are to evaluate the safety, tolerability and pharmacokinetics of TT-301. The data from Phase I studies are a first step in the development of TT-301 for central nervous system (“CNS”) intravenous indications, ICH and TBI.

TT-401/TT-402 – Diabetes:

•

On March 3, 2010, Transition announced a licensing agreement with Eli Lilly and Company to acquire the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

TT-223 – Diabetes:

•

On September 17, 2010, Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints. Given these findings, there will be no further development of TT-223;

•

On January 25, 2010, Transition announced results from a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes. Patients who received the highest daily dose of TT-223 for 12 weeks and completed the entire study without adjusting their diabetes therapies experienced a statistically significant reduction in HbA1c of 1.13%, 6 months after completing TT-223. Patients who had received placebo treatment experienced a 0.22% HbA1c reduction 6 months post-treatment. HbA1c is a reflection of a person’s average glucose level and is used by doctors as a measure of glucose management. Post prandial (after a meal) and AUC (area under the curve) glucose showed improvement versus placebo but not against baseline at 3 and 6 months post-treatment, while fasting blood glucose and mixed meal tolerance insulin parameter tests did not show improvement. No detectable changes in weight were observed. There were no treatment-related serious adverse events. The most common adverse event was nausea, which was generally mild to moderate and decreased in frequency and severity over the treatment period.

Corporate Development:

•

On September 28, 2009, the Company filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10. The shelf prospectus has become effective and provides for the potential offering in selected Canadian provinces and the United States of up to an aggregate amount of US$75 million of Transition’s common shares, warrants, or a combination thereof, from time to time in one or more offerings until November 8, 2011. Utilization of the US shelf prospectus is dependent upon meeting certain market capitalization thresholds at the time of financing.

STRATEGIC COLLABORATIONS

Elan Pharma International Limited

In  September  2006,  Transition  announced  a  global  collaboration  with  Elan  to  develop  and  commercialize  ELND005  (AZD-103). Under the terms of the agreement, Transition has received an up-front payment of US$15 million in two separate tranches. The up-front payments received from Elan have been recorded as deferred revenue. On December 21, 2007, the Company and Elan jointly announced that the first patient had been dosed in the Phase II clinical study of ELND005 (AZD-103). As a result, the Company received a US$5 million milestone payment, which was triggered by the initiation of the Phase II clinical trial.

Dependent upon the successful development, regulatory approval and commercialization of ELND005 (AZD-103), the Company will be eligible to receive milestone payments of up to US$180 million. Elan and the Company will share the costs and operating profits of ELND005 (AZD-103) if successfully developed and commercialized. Transition’s current cost share and ownership interest is 30%.

On August 9, 2010, Elan and Transition announced that they intend to advance ELND005 (AZD-103) into Phase III studies and have agreed to work together to systematically explore all strategic, operational, and global options for the asset with the intent of maximizing the value of ELND005 (AZD-103). Per the collaboration agreement, Transition may elect to maintain its 30% cost sharing percentage, increase such percentage up to 40% or decide not to continue cost sharing. If Transition continues cost sharing, then Transition will be entitled to a share of the operating profits from the commercialization of ELND005 (AZD-103) equal to its cost sharing percentage and is entitled to a milestone payment of US$25 million upon initiation of the first Phase III trial. If Transition elects not to continue cost sharing, then Transition will be entitled to receive reduced milestone payments and tiered royalty payments on net sales of ELND005 (AZD-103) ranging in percentage from a high single digit to the mid teens, depending on the level of sales, for so long as ELND005 (AZD-103) is being commercialized. On August 20, 2010, Elan and Transition amended the collaboration agreement to extend the period, in which Transition may elect to maintain or increase its cost sharing percentage or decide to not continue cost sharing, to December 1, 2010.

Under the terms of the agreement, the Company can elect to participate in post Phase II development. The Company has until December 1, 2010 to make this election. Currently, certain post Phase II development costs are being incurred by Elan and these costs are being tracked by Elan for potential reimbursement by Transition should the Company elect to participate in post Phase II development. If the Company elects to participate in the post Phase II development, based on the Company’s development percentage of 30%, the Company would owe Elan approximately US$2.4 million for post Phase II development costs incurred up to June 30, 2010. If the Company elects to increase its participation to 40%, the Company would be required to make payments to Elan not in excess of US$10.0 million in respect of a fee to increase its participation percentage, and an additional US$0.8 million in respect of the post Phase II development costs. These costs have not been recorded as an expense or a liability at June 30, 2010 as the Company has not yet made a decision as to its participation.

Eli Lilly and Company

On March 3, 2010, Transition and Lilly entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly will retain this option up until the end of Phase II. If Lilly exercises these rights, Transition would be eligible to receive milestone payments up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

With respect to the gastrin program, in September 2010, Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints. Given these findings, there will be no further development of TT-223. However, the next generation diabetes compounds that Transition has in-licensed from Lilly (TT401/402), as announced on March 3, 2010, act through a distinctly different mechanism of action from gastrin based therapies. The companies continue to work diligently on this program and the licensing arrangement is unaffected by the TT-223 clinical study results.

OVERALL PERFORMANCE

During fiscal 2010, the Company continued to advance its lead products through clinical trials. The Company is collaborating with Elan to develop the Alzheimer’s disease drug candidate ELND005 (AZD-103). Transition and Elan announced the topline summary results of the Phase II study and announced that they are advancing ELND005 (AZD-103) forward into a Phase III clinical trial.

In addition, the Company announced the initiation of a Phase I clinical study of TT-301 and that the first patient has been dosed. This study is a double blind, randomized, placebo controlled study in which healthy volunteers will receive placebo or escalating doses of intravenously administered TT-301. The primary objectives of the trial are to evaluate the safety, tolerability and pharmacokinetics of TT-301. The data from Phase I studies are a first step in the development of TT-301 for central nervous system (CNS) intravenous indications, ICH and TBI.

Transition announced a licensing agreement with Lilly and has acquired the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

Also, in September 2010, Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints. Given these findings, there will be no further development of TT-223. However, the companies continue to work diligently on the TT-401/402 program and that licensing arrangement is unaffected by the TT-223 clinical study results.

At June 30, 2010, the Company’s cash and cash equivalents and short term investments were $27,077,855. The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

The Company’s net loss for the year ended June 30, 2010 decreased by $3,065,581 or 14% to $19,308,910 from a loss of $22,374,491 reported in fiscal 2009. The decrease in net loss is primarily due to a significant increase in revenue and decreases in research and development expenses, general and administrative expenses and amortization. The decrease in net loss is partially offset by a foreign exchange loss resulting from the strengthening Canadian dollar and a reduction in interest income due to decreased effective interest rates and reduced cash balances. The decrease in net loss has also been partially offset by the impairment of intangible assets recognized in the second quarter of fiscal 2010, primarily relating to the write-off of the intangible assets acquired from Forbes Medi-Tech Research Inc. (“Forbes”).

In upcoming periods, the Company’s losses are expected to increase primarily as a result of increased clinical expenditures as the Company continues the clinical development of multiple products.

SELECTED ANNUAL INFORMATION

The following table is a summary of selected audited consolidated financial information of the Company for each of the five most recently completed financial years:

	June 30, 2010	June 30, 2009	June 30, 2008	June 30, 2007	June 30, 2006
Revenue	$4,503,892	$2,513,108	$1,596,722	$683,894	$371,174
Net loss (1)	$19,308,910	$22,374,491	$16,119,202	$16,961,790	$23,018,090
Basic and diluted net loss per common share	$0.83	$0.97	$0.70	$0.87	$1.53
Total assets	$49,659,526	$72,819,261	$94,875,961	$63,995,728	$44,128,024
Total long-term liabilities (2)	$57,160	$68,592	$80,024	$91,456	$2,862,711
Cash dividends declared per share	$—	$—	$—	$—	$—

Notes:

(1)	Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.
(2)	Total long-term liabilities exclude deferred revenue, a non-financial liability.

ANNUAL RESULTS – YEAR ENDED JUNE 30, 2010 COMPARED TO YEAR ENDED JUNE 30, 2009

RESULTS OF OPERATIONS

Revenue

Revenue increased $1,990,784 or 79% to $4,503,892 for the fiscal year ended June 30, 2010 as compared to $2,513,108 for the fiscal year ended June 30, 2009. The revenue recognized during fiscal 2010 relates to the Company’s collaboration agreement with Lilly. Management has recorded $4,503,892 of the deferred up-front payment from Lilly as revenue during fiscal 2010 and $2,513,108 during the fourth quarter of fiscal 2009. The upfront payment related to the Company’s collaboration agreement with Lilly has been fully recognized at June 30, 2010.

At June 30, 2010, the Company continues to defer the $20,719,750 (US$20,000,000) received from Elan for licensing fees, upfront and milestone payments in connection with the collaboration to develop the Alzheimer’s disease drug candidate ELND005 (AZD-103). Revenue from this collaboration will be recognized once the profitability of the arrangement can be reasonably determined.

Research and Development

Research and development expenses decreased to $13,131,473 for the fiscal year ended June 30, 2010 from $17,642,196 for the fiscal year ended June 30, 2009. The decrease, $4,510,723 or 26%, is primarily due to a decrease in clinical development costs related to ELND005 (AZD-103) and TT-223 clinical trials, reduced research and development costs resulting from the closure of Transition Therapeutics (USA) Inc. facility located in the United States, and a decrease in salary expenses resulting from fiscal 2009 staff reductions undertaken as part of a corporate restructuring. These decreases are partially offset by increased preclinical and clinical costs associated with advancing the TT-301/302 and the TT-401/402 compounds.

The Company anticipates that research and development expenses will increase in fiscal 2011 if the Company elects to participate in the announced Phase III clinical study for Alzheimer’s disease drug candidate ELND005 (AZD-103). Research and development cost are also expected to increase as the Company advances the clinical development of the TT-301/302 compounds and commences development on the compounds acquired from Lilly known as TT-401/402.

General and Administrative

General and administrative expenses decreased to $6,084,420 for the fiscal year ended June 30, 2010 from $6,553,330 for the fiscal year ended June 30, 2009. The decrease, $468,910 or 7% in general and administrative expenses is due to decreased external communication and consulting fees and reduced stock option expenses. These decreases have been partially offset by increases in accounting fees.

The Company anticipates that general and administrative expenses in fiscal 2011 will remain relatively consistent with fiscal 2010.

Amortization

Amortization for the fiscal year ended June 30, 2010, decreased $386,081 or 12% to $2,736,031 as compared to $3,122,112 for the fiscal year ended June 30, 2009.

The decrease in amortization expense during fiscal 2010 is due to the fact that certain intangible assets acquired from Protana were fully amortized during fiscal 2009 as well as the reduced amortization expense resulting from certain assets which were written off in the fourth quarter of fiscal 2009.

The Company anticipates that amortization expenses will decrease in fiscal 2011 as a result of the intangible assets that were written off during fiscal 2010 and also due to the fact that the intangible assets acquired from Protana will be fully amortized by the second quarter of fiscal 2011.

Impairment of Intangible Assets

Impairment of intangible assets for the fiscal year ended June 30, 2010, increased $466,714 or 71% to $1,124,945 as compared to $658,231 for the fiscal year ended June 30, 2009.

During the second quarter of fiscal 2010, management assessed the development potential of the intangible assets acquired from Forbes and accordingly, recognized an impairment of the intangible assets of $1,053,446. In addition, the Company terminated the licensing agreement with London Health Sciences Centre Research Inc. and accordingly, the associated patents were written off, resulting in an impairment loss of $71,499 being recognized during the three-month period ended December 31, 2009.

In fiscal 2009, in connection with the termination of the General Hospital Corp agreement (“GHC”), the Company no longer had any financial obligations to GHC and determined that the sub-licensing fees and prepaid royalties paid to GHC had a fair value of Nil. Accordingly, the Company recorded an impairment of intangible assets of $658,231 which represented the carrying value of the assets prior to the agreement being terminated.

Interest Income, net

Interest income, net for the fiscal year ended June 30, 2010, was $197,579 as compared to $999,226 for the fiscal year ended June 30, 2009, resulting in a decrease of $801,647.

The decrease in interest income resulted from decreased cash balances due to cash disbursements as well as decreases in effective interest rates.

In the absence of additional financing, interest income is expected to decrease in fiscal 2011.

ANNUAL RESULTS – YEAR ENDED JUNE 30, 2009 COMPARED TO YEAR ENDED JUNE 30, 2008

RESULTS OF OPERATIONS

Revenue

Revenue increased $916,386 or 57% to $2,513,108 for the fiscal year ended June 30, 2009 as compared to $1,596,722 for the fiscal year ended June 30, 2008. The revenue recognized during fiscal 2009 relates to the Company’s collaboration agreement with Lilly. The Company accounts for collaboration arrangements using a proportional performance model and recognizes revenue on a systematic basis once the profitability of the arrangement can be reasonably estimated. During the fourth quarter of fiscal 2009, management determined that the agreement will be profitable in the future and accordingly, has recognized $2,513,108 of the deferred revenue as revenue during the three-month period ended June 30, 2009. The balance of the upfront payment of $4,503,892 is expected to be recognized on a systematic basis as costs are incurred until the agreement is completed.

The revenue recorded in the comparative period related to the Company’s licensing agreement with Novo Nordisk which was terminated during the second quarter of fiscal 2008 and resulted in all remaining deferred amounts being recognized as licensing fee revenue upon termination.

At June 30, 2009, the Company continues to defer the $20,719,750 (US$20,000,000) received from Elan for licensing fees, upfront and milestone payments in connection with the collaboration to develop the Alzheimer’s disease drug candidate ELND005 (AZD-103). Revenue from this collaboration will be recognized once the profitability of the arrangement can be reasonably determined.

Research and Development

Research and development expenses increased to $17,642,196 for the fiscal year ended June 30, 2009 from $12,640,573 for the fiscal year ended June 30, 2008. The increase, $5,001,623 or 40%, is primarily the result of significant increases in clinical development costs due to the ongoing Phase II ELND005 (AZD-103) trial, preclinical costs associated with advancing the
TT-301/TT-302 family of compounds, and increased drug development costs.

The Company anticipates that research and development expenses will increase in fiscal 2010 as the Company incurs net development costs relating to the on-going ELND005 (AZD-103) Phase II clinical trials, clinical development costs associated with the TT-223 Phase II clinical trials and increased costs relating to the preclinical development of the compounds acquired in the NeuroMedix transaction as these compounds are expected to be advanced into the clinic.

General and Administrative

General and administrative expenses increased to $6,553,330 for the fiscal year ended June 30, 2009 from $5,832,296 for the fiscal year ended June 30, 2008. The increase, $721,034 or 12% is due to increased stock option, salaries, facility costs and increased accounting fees relating to the Company’s ongoing SOX compliancy requirements and fees associated with the transition to IFRS. These increases have been partially offset by decreases in insurance, professional and regulatory costs as the comparative periods contained increased costs associated with the NASDAQ listing of August, 2007.

The Company anticipates that general and administrative expenses in fiscal 2010 will continue to increase due to the ongoing IFRS conversion project.

Amortization

Amortization for the fiscal year ended June 30, 2009, increased $203,461 or 7% to $3,122,112 as compared to $2,918,651 for the fiscal year ended June 30, 2008.

The increase in amortization expense relates to additional amortization of the workforce acquired from Protana Inc. due to a workforce reduction, the full year impact of amortizing the additional consideration paid to acquire the ELND005 (AZD-103) technology in December, 2007 and the amortization expense resulting from the assets acquired from Forbes in August, 2008.

The Company anticipates that amortization expense will decrease in fiscal 2010 due to the write-off of the GHC assets in the current year.

Impairment of Intangibles

In connection with the termination of the GHC agreement, the Company no longer has any financial obligations to GHC and has determined that the sub-licensing fees and prepaid royalties paid to GHC have a fair value of Nil. Accordingly, the Company has recorded an impairment of intangible assets of $658,231 which represents the carrying value of the assets prior to the agreement being terminated.

Interest Income, net

Interest income, net for the fiscal year ended June 30, 2009, was $999,226 as compared to $2,417,537 for the fiscal year ended June 30, 2008, resulting in a decrease of $1,418,311. The decrease in interest income resulted from decreases in effective interest rates and cash balances.

In the absence of additional financing, interest income is expected to decrease in fiscal 2010 due to declining cash balances.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at June 30, 2010.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2010
Revenue	$304,436	$987,828	$2,543,221	$668,407	$4,503,892
Net loss (1)	$5,613,461	$6,055,627	$3,063,270	$4,576,552	$19,308,910
Basic and diluted net loss per common share	$0.24	$0.26	$0.13	$0.20	$0.83

2009
Revenue	$—	$—	$—	$2,513,108	$2,513,108
Net loss (1)	$5,032,796	$4,873,270	$5,738,815	$6,729,610	$22,374,491
Basic and diluted net loss per common share	$0.22	$0.21	$0.25	$0.29	$0.97

Notes:

(1)	Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

The fluctuations of Transition’s quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, amortization of the technology relating to the assets acquired from Protana, ENI, NeuroMedix and Forbes, and the assets associated with the GHC sublicensing agreement, foreign exchange gains and losses, recognition of up-front and licensing fees relating to the Lilly agreement, interest income, corporate development costs, and the closure of the U.S. operations in fiscal 2009.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management’s most subjective judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company’s intangible assets are amortized over the estimated useful life ranging from 5 to 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value is below the asset’s carrying value.

Valuation Allowance for Future Tax Assets

The Company has recorded a valuation allowance on certain future tax assets primarily related to the carryforward of operating losses and qualifying research and development expenses. The Company has determined that it is more likely than not that some of these carryforward amounts will not be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carryforward amounts, which could result in a material change in our net income (loss) through the recovery of future income taxes. However, there is no assurance that the Company will be able to record future income tax recoveries in the future.

Equity Based Valuations

When the Company issues equity based instruments (i.e. stock options), an estimate of fair value is derived for the equity instrument using the Black-Scholes pricing model. The application of this pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

Recognition of Deferred Revenue

As a result of the Company’s collaboration agreements with Elan and Lilly, the Company has recorded deferred revenue.

The up-front and milestone payments received from Elan and the up-front payment received from Lilly have been initially recorded as deferred revenue and will be recognized as income on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated. Significant assumptions used to estimate the profitability of the collaboration arrangement include the timing and amount of costs to be incurred to complete the clinical trials and the results of the clinical trials. Actual results could differ materially from the estimates made by management.

With respect to the Lilly collaboration, management determined that the agreement is profitable and accordingly, all amounts previously deferred have been recognized as revenue at June 30, 2010.

ADOPTION OF NEW ACCOUNTING POLICIES

Effective July 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets. This new standard replaces CICA 3062, “Goodwill and Other Intangible Assets” and CICA 3450, “Research and Development Costs”. The standard establishes standards for recognition, measurement, and disclosure of goodwill and intangibles. The changes relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (“IFRS”). The adoption of this new standard did not have a material impact on the Company’s consolidated financial statements.

During the year the Company adopted the amendments to the disclosure requirements under CICA Handbook Section 3862 “Financial Instruments-Disclosure” for all financial assets and liabilities that are recognized at fair value in the consolidated financial statements. These amendments expand the disclosure requirements around fair value and establish a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards Conversion

In February 2008, the Accounting Standards Board (AcSB) confirmed that Canadian GAAP for public companies will be converged with IFRS for accounting periods commencing on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are some significant differences on recognition, measurement and disclosures. The Company will be required to report under IFRS for interim and annual financial statements beginning July 1, 2011 and provide IFRS comparative figures for the preceding fiscal year, including an opening balance sheet as at July 1, 2010.

The Company has developed a three phase conversion plan to adopt IFRS by July 1, 2011 as follows:

Phase 1 – Scope and Plan: This first phase involves the development of an initial project plan and structure, the identification of differences between IFRS and existing Canadian GAAP, and an assessment of their applicability and the expected impact on the Company;

Phase 2 – Design and Build: This second phase includes the detailed review, documentation and selection of accounting policy choices relating to each applicable IFRS standard. This phase will also include assessing the impact of the conversion on business activities, including the effect on information technology and data systems, income tax, internal controls over financial reporting and disclosure controls. In this phase, accounting policies will be finalized, first-time adoption exemptions and exceptions will be considered and draft financial statements and note disclosures will be prepared;

Phase 3 – Implement and Review: This final phase involves the actual implementation of IFRS standards. This phase will involve the finalization of IFRS conversion impacts, approval and implementation of accounting policies, implementation of testing of new processes, systems and controls, and the execution of detailed training where required.

To comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to IFRS, the Company has presented the following information regarding its changeover plan and progress to date, major identified differences in accounting standards and expected changes to accounting policies to allow investors and others to be informed on how the Company expects to be affected by the changeover to IFRS. This information reflects management’s most recent assumptions and expectations; however, changes to IFRS or economic conditions may change these assumptions or expectations.

	Key Activities	Timeline/Progress to Date
Accounting policies and financial reporting	Identify applicable differences between IFRS and current Canadian GAAP accounting practices	Identification of IFRS differences impacting the Company is substantially complete, pending future IFRS changes released by the IASB

	Finalize accounting policy choices and assess elective options under IFRS 1 First Time Adoption	Initial accounting policy choices and applicable elective options under IFRS 1 have been identified and presented to the Audit Committee

	Quantify effects of changeover on opening balance sheet	The opening balance sheet adjustments are in the process of being quantified and this process is expected to be completed by December 31, 2010

	Prepare first financial statements and note disclosures under IFRS accounting standards	The Company has drafted their first financial statements under IFRS and these statements are in the process of being finalized and are expected to be completed by June 30, 2011

Information technology and data systems	Evaluate accounting system for changes related to the adoption of IFRS	This process/assessment has been completed and no significant changes are required.

Internal controls over financial reporting	Approval of accounting policy choices and initial IFRS 1 elections	Initial accounting policy choices and applicable elective options under IFRS 1 have been reviewed by management and the Audit Committee

	Design, implement and test controls over IFRS data	Control procedures are in place and will be tested at the first quarter of fiscal 2011

Disclosure controls and procedures	Review and approval of IFRS disclosures	Review and approval of ongoing IFRS disclosures is part of the current disclosure approval process

Expertise and training	Technical review of IFRS standards, IFRS 1 elections and policy choices	Senior finance personnel have attended external IFRS training sessions, participated in web training sessions and have received continuous communication from third parties including accounting service providers and IASB’s IFRS website

Major Differences Identified

The Company has identified various IFRS standards below that differ from current accounting practices and that management expects may have a financial impact on its financial statements upon initial conversion. While the quantification of the financial impact has not been finalized at this time, the following narrative discussion provides insight into key elements of the Company’s consolidated financial statements that are expected to be impacted by the changeover to IFRS.

IFRS 1, First-time Adoption of International Financial Reporting Standards, is the standard that provides guidance for creating the Company’s first IFRS consolidated financial statements. The standard provides elective options in the opening balance sheet to allow financial information to be produced at a cost that does not exceed the benefits to users, and it provides mandatory exceptions to retrospective application of IFRS in certain circumstances to ensure the benefit of hindsight does not impact the integrity of historical information. At this time, the Company expects to apply the following IFRS 1 elections and exemptions in its opening balance sheet:

•

IFRS 2, Share-based payments, encourages entities to apply the standard to all equity instruments issued, however, under IFRS 1, the Company may elect not to apply IFRS 2 to equity instruments issued prior to November 7, 2002 that were vested prior to the date of transition. The Company will make this election and apply IFRS 2 only to equity instruments that were issued after November 7, 2002 that had not vested prior to July 1, 2010. The Company currently uses a straight-line approach to amortization of stock-based compensation expense. Under IFRS 2, options that vest in installments are amortized accordingly in an accelerated format. In addition, the Company currently adjusts for forfeitures as they occur whereas IFRS 2 will require an estimate of forfeitures on initial recognition;

•

IFRS 3, Business Combinations, may be applied retrospectively or prospectively. The Company will elect to prospectively apply the standard such that all business combinations prior to July 1, 2010 will not be restated to comply with IFRS 3;

•

IFRS 1 – Mandatory Exceptions, allow first time adopters to continue to use its Canadian GAAP estimates under IFRS, unless there is evidence that those estimates were in error. The Company will apply this exception and is in the process of reviewing its estimates to ensure compliance with IFRS. Based on the work performed to date, no differences are expected to arise.

Other Areas of Focus

•

IAS 18 – Revenue Recognition: The Company is currently in the process of reviewing its license and collaboration contracts to assess the appropriate accounting treatment for the milestone payments under these contracts. Specifically the Company is assessing the milestone payment received from Elan which has been recorded as deferred revenue under Canadian GAAP. At the present time the Company has not concluded on what the appropriate revenue recognition treatment is for the payments received.

Presentation

Pursuant to IAS 1, Presentation of Financial Statements, the Company will be required to group its expenses on the income statement using a classification system based solely on function. The Company currently presents its expenses by function with the exception of amortization of property and equipment and intangible assets. The Company’s IFRS consolidated statement of profit or loss will allocate amortization to the relevant functional areas of research and development and general and administrative expenses.

Under IAS 24, Related Party Disclosures, key management and board member compensation is disclosed in total and is analyzed by component. Comprehensive disclosures of related party transactions are required for each category of related party relationship. The Company currently does not consider management compensation as related party transactions. Upon the adoption of IFRS, the Company will disclose management and board member compensation as part of related party disclosures.

Management continues to draft the IFRS consolidated financial statements and related disclosures and Management anticipates that additional disclosures will be required under IFRS.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

CICA Section 1582, Business Combinations

This pronouncement replaces CICA 1581, “Business Combinations”. The standard establishes standards for the accounting for a business combination and represents the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), “Business Combinations”. These changes are effective for business combinations occurring on or after January 1, 2011, with early adoption permitted. The Company is evaluating the effects of adopting this new standard and the date at which the Company will adopt the new standard.

CICA Section 1601, Consolidated Financial Statements and CICA Section 1602, Non-Controlling Interests

These pronouncements collectively replace CICA 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. This standard is equivalent to the corresponding provisions of IFRS standard IAS 27 (Revised), “Consolidated and Separate Financial Statements”. These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted as of the beginning of a fiscal year. The Company is evaluating the effects of adopting this new standard and the date at which the Company will adopt the new standard.

CICA EIC 175, Multiple-Deliverable Revenue Arrangements

This pronouncement provides an alternative method for determining the selling price of deliverables. This guidance eliminates the residual method of allocating arrangement consideration and requires expanded qualitative and quantitative disclosures. EIC 175 is effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after January 1, 2011 and early adoption is permitted. The Company is evaluating the effects of adopting this new standard.

RECENT U.S. ACCOUNTING PRONOUNCEMENTS

On April 25, 2008, the FASB issued ASC Topic 350, Determination of the Useful Life of Intangible Assets. ASC Topic 350 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC Topic 350, Goodwill and Other Intangible Assets. The intent of ASC Topic 350 is to improve the consistency between the useful life of a recognized intangible asset under ASC Topic 350 and the period of expected cash flows used to measure the fair value of the asset under ASC Topic 805, Business Combination, and other U.S. GAAP. ASC Topic 350 is effective for financial years beginning after March 15, 2008. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset of this ASC Topic 350 shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The adoption of this new abstract did not have a material impact on the consolidated financial position or results of operations.

On December 12, 2007, the ASC Topic 808, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property. The abstract may impact the presentation or revenues and costs generated in a collaborative arrangement. The abstract is effective for years beginning on or after March 15, 2008. The adoption of this new abstract did not have a material impact on the consolidated financial position or results of operations.

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605) – Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and is effective for the Company on July 1, 2010. We are evaluating the impact that the adoption of ASU 2009-13 will have on our financial position, results of operations, cash flows and disclosures.

In April 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition – Milestone Method (Topic 605), which provides guidance on applying the milestone method to milestone payments for achieving specified performance measures when those payments are related to uncertain future events. ASU 2010-17 is effective for fiscal years and interim periods within those years beginning on or after June 15, 2010 with early adoption permitted. ASU 2010-17 is effective for the Company on July 1, 2010. The Company is currently evaluating the impact ASU 2010-17 will have on the Company’s consolidated financial statements.

PROPOSED TRANSACTIONS

On September 28, 2009, the Company filed a preliminary short form base shelf prospectus with securities regulatory authorities in  Canada  and  a corresponding  shelf  registration  statement  with  the  United  States  Securities  and  Exchange  Commission  on  Form F-10. The shelf prospectus has become effective and provides for the potential offering in selected Canadian provinces and the United States of up to an aggregate amount of US$75 million of Transition’s common shares, warrants, or a combination thereof, from time to time in one or more offerings until November 8, 2011. Utilization of the US shelf prospectus is dependent upon meeting certain capitalization thresholds at the time of financing.

OUTSTANDING SHARE DATA

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

Issued and Outstanding

The following details the issued and outstanding equity securities of the Company:

Common Shares

As at September 24, 2010, the Company has 23,217,599 common shares outstanding.

Stock Options

As at September 24, 2010, the Company has 2,202,211 stock options outstanding with exercise prices ranging from $3.42 to $18.00 and expiry dates ranging from October 10, 2010 to August 12, 2015. At September 24, 2010, on an if-converted basis, these stock options would result in the issuance of 2,202,211 common shares at an aggregate exercise price of $22,284,385.

B. Liquidity and Capital Resources

Overview

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, milestone payments, and licensing fees. The Company has incurred a cumulative deficit to June 30, 2010 of $145,844,172. Losses are expected to continue for the next several years as the Company invests in research and development, preclinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits and short term investments, revenues and reimbursements from partners, and proceeds from the sale of assets transferred under contractual arrangement.

The Company’s cash, cash equivalents and short term investments and the Company’s working capital position were $27,077,855 and $25,868,484 respectively, at June 30, 2010, a decrease from June 30, 2009 balances of $45,641,056 and $44,674,766 (1) respectively. The decrease is primarily the result of operating expenditures incurred during the fiscal year ended June 30, 2010 as well an up-front payment of $1,055,900 (US$1,000,000) paid to Lilly relating to the in-licensed preclinical diabetes compounds. The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

(1)	Working capital excludes current portion of deferred revenue

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

Financial instruments of the Company consist mainly of cash and cash equivalents, short term investments, accounts payable and accrued liabilities and amounts due to/from Elan and Lilly. Management’s primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.

The Company is exposed to market risks related to volatility in interest rates for the Company’s investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in US dollars.

The Company is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

C. Research and Development, Patents and Licenses, etc.

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition’s vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company’s technologies are as follows:

ELND005 (AZD-103) for Alzheimer’s Disease

Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer’s disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. The likelihood of developing late-onset Alzheimer’s approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the U.S., Alzheimer’s disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Alzheimer’s disease patients are at least US$100 billion annually.

Current FDA approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer’s disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

In April 2007, Transition announced that the FDA granted Fast Track designation to ELND005 (AZD-103). Under the FDA Modernization Act of 1997, Fast Track designation is intended to facilitate the development and expedite the review of a drug or biologic if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition.

On August 30, 2007, the Company announced the completion of Phase I clinical studies with ELND005 (AZD-103). Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers. Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and CSF and plasma studies. ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.

On December 21, 2007, Elan and Transition announced that the first patient had been dosed in a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. The study will evaluate both cognitive and functional endpoints, and each patient’s participation was planned to last approximately 18 months.

On December 24, 2007, Transition announced that in connection with the initiation of the Phase II clinical study, the Company issued the former shareholders of Ellipsis Neurotherapeutics Inc. (“ENI”) the first contingent consideration milestone in the form of 174,123 Transition common shares at a price of $10.86 per share. The shares issued had a fair value of $1,890,976 which represents additional consideration paid to acquire the technology, products and patents from ENI and accordingly, has been capitalized as intangible assets and will be amortized over the remaining useful life of the technology, products and patents.

On October 20, 2008, Elan and Transition announced the patient enrollment target for the Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease was achieved.

On April 23, 2009, Elan and Transition announced the receipt of a key patent for Alzheimer’s disease treatment with ELND005 (AZD-103). The United States Patent and Trademark Office issued US patent number 7,521,481 on April 21, 2009. The patent is entitled “Methods of Preventing, Treating and Diagnosing Disorders of Protein Aggregation,” and generally claims methods for treating Alzheimer’s disease comprising administering scyllo-inositol ELND005 (AZD-103). The patent will expire in the year 2025 or later due to any patent term extensions.

On July 13, 2009, Elan and Transition announced Phase I data showing ELND005 (AZD-103) achieves desired concentrations in brain tissue and cerebrospinal fluid when given orally. Preclinical data also were presented showing that ELND005 (AZD-103) administration is associated with preservation of choline acetyltransferase (ChAT), reflecting preservation of nerve cells that are critical to memory function in the brain. These results were presented at the 2009 Alzheimer’s Association International Conference on Alzheimer’s Disease (ICAD 2009) in Vienna, Austria.

On December 15, 2009, Elan and Transition announced modifications to ELND005 (AZD-103) Phase II clinical trials in Alzheimer’s disease. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily). The study continued unchanged for patients who are assigned to the lower dose (250mg dosed twice daily) and placebo groups. The study was modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 (AZD-103) and these deaths has not been established. ISMC and both companies concur that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group.

On August 9, 2010, Elan and Transition announced topline summary results of the Phase II study and plans for Phase III for ELND005 (AZD-103). The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ACL). The study identified a dose with acceptable safety and tolerability. The dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies. Also, Elan and Transition agreed to work together to systematically explore all strategic, operational, and global options for the asset with the intent of maximizing the value of this innovative potential therapeutic.

Expenditures for the ELND005 (AZD-103) Program

During the years ended June 30, 2010, 2009 and 2008, the Company incurred direct research and development costs for this program as follows:

ELND005 (AZD-103) Program (1)	Fiscal 2010	Fiscal 2009	Fiscal 2008
Pre-clinical studies	$4,871	$71,661	$4,596
Clinical studies	—	(2,131)	225,522
Manufacturing	14,788	20,321	111,643
Other direct research	41,400	23,032	36,305
Due to (from) Elan
Clinical studies	3,534,490	5,578,761	3,201,219
Manufacturing	451,964	1,539,675	909,889
Other direct research	672,085	475,861	74,933
Other	524,815	749,743	314,993

TOTAL	$5,244,413	$8,456,923	$4,879,100

•

These costs, except “Due to (from) Elan”, are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

TT-301 / TT-302

Pro-inflammatory cytokines are part of the body’s natural defense mechanism against infection. However, the overproduction of these cytokines can play a harmful role in the progression of many different diseases. In the last decade there have been antibody and protein therapies approved (including Enbrel, Remicade and Humira) to inhibit the activity of pro-inflammatory cytokines. Each of these therapies has made a significant impact in the treatment regimen for hundreds of thousands of patients suffering from arthritis, Crohn’s disease, and other autoimmune disorders and has annual sales in excess of $1.5 billion. The therapeutic and commercial success of these therapies provides a strong proof of concept for the approach of targeting pro-inflammatory cytokines. Unfortunately, an antibody or protein approach is not desirable for the treatment of CNS diseases for a variety of reasons including an inability to sufficiently cross the blood brain barrier.

To address this large unmet medical need, Transition is developing a class of small molecule compounds that are designed to cross the blood brain barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines. Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on CNS diseases including Alzheimer’s disease, TBI, ICH, and others. Transition is also investigating the use of these molecules in the treatment of peripheral diseases mediated by pro-inflammatory cytokines, such as arthritis.

Development of TT-301 and TT-302

Transition’s lead drug candidates in development are TT-301 and TT-302. These novel drug candidates are derived from a diligent drug design program engineered to produce compounds optimized to target inhibiting pro-inflammatory cytokines in the brain and the periphery. Each compound is designed to cross the blood-brain-barrier and each has the flexibility to be administered by injection or orally. In preclinical studies, both TT-301/302 have shown a favorable safety profile and therapeutic window for efficacy.

On June 30, 2010 Transition announced the initiation of a Phase I clinical study of TT-301 and that the first patient was dosed. The study is a double blind, randomized, placebo controlled study in which healthy volunteers will receive placebo or escalating doses of intravenously administered TT-301. The primary objectives of the trial are to evaluate the safety, tolerability and pharmacokinetics of TT-301.

The data from Phase I studies are a first step in the development of TT-301 for CNS intravenous indications, ICH and TBI. In well-established rodent models of chronic neuroinflammatory disorders, treatment with TT-301 reduced recruitment of activated microglia, reduced cerebral edema and improved motor skills and neurocognitive outcomes. The goal of intravenously administered TT-301 is to provide a short-term treatment, that following CNS injury, can reduce destructive glial cell derived inflammatory cycles, and their long-term neurotoxic effects.

In follow up studies, the Company plans to advance oral formulations of lead drug candidate TT-302 for inflammatory diseases such as rheumatoid arthritis. Both TT-301 and TT-302 are novel, orally available, small molecule compounds that can suppress inflammatory cytokine production, reduce inflammation and improve outcomes in preclinical models of collagen-induced arthritis. Currently, Phase I enabling preclinical studies are being performed for oral forms of TT-302. Transition may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

Expenditures for the TT-301/302 Program

During the year ended June 30, 2010, 2009 and 2008, the Company incurred direct research and development costs for this program as follows:

TT-301/302 Program (1)	Fiscal 2010	Fiscal 2009	Fiscal 2008
Pre-clinical studies	$1,225,114	$537,900	—
Clinical studies	122,145	—	—
Manufacturing	1,241,830	332,671	—
Other direct research	119,841	10,133	—

TOTAL	$2,708,930	$880,704	—

(1)	These costs, are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

Development of TT-401 and TT-402 For Diabetes

Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 1 diabetes develops when the body’s immune system destroys pancreatic islet beta cells, the only cells in the body that make the hormone insulin that regulates blood glucose. To survive, people with type 1 diabetes must have insulin delivered by injection or pump. Type 1 diabetes accounts for 5-10% of all diagnosed cases of diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

On March 3, 2010, Transition announced that it had acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes. Under this licensing and collaboration agreement with Lilly, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

The unique properties of these compounds have the potential to provide important therapeutic benefits to type 2 diabetes patients and could represent the next generation of diabetes therapies to be advanced to clinical development. Transition is currently performing the necessary work to prepare these compounds for the clinic.

TT-223 for Diabetes

Preclinical and clinical data suggested that gastrin may play an important role in beta cell differentiation and function, potentially capable of providing sustained glucose control in type 2 diabetes.

TT-223 Clinical Development

Transition’s first diabetes therapy TT-223 in combination with EGF, a combination of Transition’s epidermal growth factor analogue and a gastrin analogue, completed a Phase IIa clinical trial in type 2 diabetics. This clinical trial evaluated the efficacy, safety and tolerability of a 28-day course of daily TT-223 in combination with EGF treatment with a six month follow-up.

This clinical data from the TT-223 in combination with EGF study supported the potential of the TT-223 gastrin analogue as a stand alone therapy and in combination with other diabetes therapies. On March 13, 2008, Lilly and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin-based therapies, including the compound TT-223.

In August 2008, Transition and its collaboration partner Lilly initiated a Phase II trial evaluating TT-223 in type 2 diabetes patients receiving metformin and/or thiazolidinediones (TZDs) which completed patient enrollment in February 2009.

On January 25, 2010, the Company announced the results from a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes. Patients who received the highest daily dose of TT-223 for 12 weeks and completed the entire study without adjusting their diabetes therapies experienced a statistically significant reduction in HbA1c of 1.13%, 6 months after completing TT-223. Patients who had received placebo treatment experienced a 0.22% HbA1c reduction 6 months post-treatment. HbA1c is a reflection of a person’s average glucose level and is used by doctors as a measure of glucose management. Post prandial and AUC (area under the curve) glucose showed improvement versus placebo but not against baseline at 3 and 6 months post-treatment, while fasting blood glucose and mixed meal tolerance insulin parameter tests did not show improvement. No detectable changes in weight were observed. There were no treatment-related serious adverse events. The most common adverse event was nausea, which was generally mild to moderate and decreased in frequency and severity over the treatment period.

On March 23, 2009, Transition announced the initiation of a Phase Ib clinical study of TT-223 in combination with a GLP-1 analogue in patients with type 2 diabetes. The study is a randomized, double-blind, placebo-controlled study in approximately 140 patients to evaluate the safety, tolerability and efficacy of daily TT-223 treatments in combination with weekly administrations of GLP-1 analogue, for a combination treatment period of 4 weeks with a 5-month follow-up.

In September 2010, Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints. Given these findings, there will be no further development of TT-223. However, the next generation diabetes compounds that Transition has in-licensed from Lilly (TT401/402), as announced on March 3, 2010, act through a distinctly different mechanism of action from gastrin based therapies. The companies continue to work diligently on this program and the licensing arrangement is unaffected by the TT-223 clinical study results.

Expenditures for the TT-223 Program

During the year ended June 30, 2010, 2009 and 2008, the Company incurred direct research and development costs for this program as follows:

TT-223 Program (1)	Fiscal 2010	Fiscal 2009	Fiscal 2008
Pre-clinical studies	$(6,330)	$135,037	$321,564
Clinical studies	2,226,732	4,685,399	1,460,709
Manufacturing	(16,652)	687,946	681,453
Other direct research	37,018	372,679	175,838
Reimbursement from Lilly
Clinical studies	(725,527)	(2,011,246)	(109,112)
Manufacturing	(9,066)	(165,076)	(326,670)
Other research	—	(536,321)	—
Other	(137,730)	(852,067)	(36,438)

TOTAL	$1,368,445	$2,316,351	$2,167,344

(1)	These costs, except “Reimbursement from Lilly”, are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

The Next Steps

Transition’s goal for its programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company’s technologies are illustrated below:

D. Trend Information

The pharmaceutical and biotechnology industry is challenged by increasing competition, downward pressure on drug pricing, increased drug development costs and shortened drug product life cycles. In order to compete in this industry, companies must consider ways to decrease the time and cost for developing products.

The success of the Corporation is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving profitable operations in the future. The continuation of the research and development activities and the commercialization of its products are dependent on the Corporation’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Corporation’s ability to fund these programs going forward.

The Corporation continues to be focused on increasing shareholder value by advancing its products through clinical trials and by successfully partnering products. During fiscal 2011, the Corporation expects to:

•	Advance the Alzheimer’s disease product ELND005 into Phase III studies with its partner Elan and work with Elan to systematically explore all strategic, operational, and global options for the asset;

•	Complete the Phase I clinical study for the intravenously administered TT-301 and advance the required pre-clinical studies to enable a Phase I clinical study for an orally administered product;

•	Initiate preclinical studies for the diabetes compounds acquired from Lilly on March 3, 2010.

E. Off-Balance Sheet Arrangements

The Company does not have any “off-balance sheet arrangements” as that term is defined in Item 5.E.2 of Form 20-F.

F. Contractual Obligations

Contractual Obligations

As of June 30, 2010, our contractual obligations amounted to approximately $1.584 million. The following table sets forth the minimum payments under our contractual obligations as of June 30, 2010

	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years	Total
Operating leases	$277,926	$184,474	$—	$—	$462,400
Collaboration agreements	$6,387	$—	$—	$—	$6,387
Clinical and toxicity study agreements	$554,632	$—	$—	$—	$554,632
Manufacturing agreements	$560,587	$—	$—	$—	$560,587

TOTAL	$1,399,532	$184,474	$—	$—	$1,584,006

Subsequent to June 30, 2010, the Company entered into manufacturing and clinical and toxicity study agreements aggregating $1,714,000.

Item 6.	Directors, Senior Management and Employees

The following table sets forth the name and province or state and country of residence of each director and executive officer of the Corporation as well as their position(s) and offices held with the Corporation and their principal occupations during the five preceding years for each as of September 24, 2010.

Name and Province/ State and Country of Residence	Position(s) Held with the Corporation	Principal Occupations within the Five Preceding Years	Director Since (4)
Dr. Tony F. Cruz Ontario, Canada	Chief Executive Officer, Director and Chairman of the Board of Directors	Chief Executive Officer of the Corporation.	January 1999

Elie Farah (5) Ontario, Canada	President and Chief Financial Officer	President and Chief Financial Officer of the Corporation since July 2008; prior thereto, Chief Financial Officer and VP, Corporate Development of the Corporation since May 2005.	N/A

Dr. Aleksandra Pastrak Ontario, Canada	VP, Research and Medical Officer	VP, Research and Medical Officer of the Corporation since July 2007, prior thereto, VP, Research of the Corporation since May 2005.	N/A

Nicole Rusaw-George Ontario, Canada	VP Finance	VP, Finance of the Corporation since July 2008, prior thereto, Director of Finance of the Corporation since June 2005.	N/A

Carl Damiani Ontario, Canada	VP Business Development	VP of Business Development of the Corporation since December 2007, prior thereto, Director of Business Development of the Corporation since October 2003.	N/A

Laura, Agensky Ontario, Canada	VP of Clinical Operations	VP of Clinical Operations of the Corporation since June 2009, prior thereto, Senior Director Clinical Development of the Corporation since May 2001.	N/A

Louis Alexopoulos Ontario, Canada	Secretary	Barrister and Solicitor at Sotos Associates LLP, law firm.	N/A

Michael Ashton (1)(2)(3) Connecticut, USA	Director	Independent consultant to the pharmaceutical industry since March 2006; prior thereto, Chief Executive Officer of SkyePharma PLC, a U.K. based drug delivery company	December 2002

Paul Baehr (1)(2)(3) Quebec, Canada	Director	President, Chief Executive Officer and Chairman of IBEX Technologies Inc., a publicly traded biotechnology company.	December 2002

Christopher Henley (1) (3) Ontario, Canada	Director	President of Henley Capital Corporation, an exempt market dealer.	October 2000

Name and Province/State and Country of Residence	Position(s) Held with the Corporation	Principal Occupations within the Five Preceding Years	Director Since (4)
Dr. Gary W. Pace (1)(2)(3) California, USA	Lead Director	Chairman and founder of Sova Pharmaceuticals Inc. since May, 2010, Director and consultant of QRxPharma, a biotechnology company, since April 13, 2007; prior thereto, Co-founder, Chairman and Chief Executive Officer of QRxPharma since November 2002	January 2002

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance Committee.
(4)	The term of each current director’s appointment will expire at the Corporation’s Annual Meeting of shareholders which is scheduled for December 7, 2010. It is anticipated that each current director will be nominated by management for re-appointment at the Corporation’s Annual Meeting.
(5)	Mr. Farah joined Pangeo Pharma Inc. on April 1, 2003 to assist with corporate restructuring. On July 10, 2003, Pangeo Pharma Inc. filed for protection from its creditors under The Companies’ Creditors Arrangement Act.

Family Relationships

There are no family relationships among our directors and executive officers.

B. Executive Compensation

Summary Compensation Table

The following table provides a summary of compensation earned during the most recently completed fiscal year by the Corporation’s Chief Executive Officer, Chief Financial Officer and for the next four most highly compensated executive officers of the Corporation other than the Chief Executive Officer and the Chief Financial Officer (the “Named Executive Officers” as the term is used in National Instrument Form 51-102 – Statement of Executive Compensation), whose total salary and bonus exceeded $150,000.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)		Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Tony Cruz, Chief Executive Officer	2010	357,000	—	—	66,300	—	—	1,576	(6)	424,876
Elie Farah, President & Chief Financial Officer (1)	2010	270,300	—	—	50,327	—	—	9,076	(2)(6)	329,703
Aleksandra Pastrak (3) Vice President Research & Medical Officer	2010	229,500	—	—	34,185	—	—	1,576	(6)	265,261
Carl Damiani Vice President Business Development	2010	173,400	—	—	25,828	—	—	—		199,228
Laura Agensky Vice President Clinical Operations (4)	2010	165,240	—	—	24,613	—	—	—		189,533
Nicole Rusaw-George Vice President Finance (5)	2010	156,060	—	—	23,246	—	—	—		179,306

Notes:

(1)	Mr. Farah was appointed President and Chief Financial Officer in July 2008 and was appointed Chief Financial Officer and Vice President, Corporate Development, effective May 21, 2005.

(2)	Under the terms of Mr. Farah’s Employment Agreement, the Corporation will match his contributions to a Registered Retirement Savings Plan, to a maximum of $7,500 per year.
(3)	Ms. Pastrak was appointed Vice President Research, effective May 5, 2005, but has been employed by the Corporation in other capacities since October 19, 1999. Effective July 1, 2007, Ms. Pastrak was also appointed the Company’s Medical Officer.
(4)	Ms. Agensky was appointed Vice President Clinical Operations effective June 18, 2009 but has been employed by the Corporation in other capacities since July 9, 2001.
(5)	Ms. Rusaw-George was appointed Vice President Finance on July 4, 2008.
(6)	Dr. Cruz, Mr. Farah and Dr. Pastrak all receive subsidized parking from the Corporation in the amount of $1,576 per year.

Outstanding Option-based Awards

The following table sets forth information with respect to stock option grants exercisable into Common Shares made to the Named Executive Officers that were outstanding at June 30, 2010:

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)
Tony Cruz	16,667	12.78	August 31, 2010(2)	—
	33,333	6.12	March 27, 2011	—
	66,667	5.13	September 15, 2011	—
	50,000	15.48	July 9, 2012	—
	200,000	13.00	March 18, 2013	—
	100,000	13.70	June 30, 2013	—
	55,000	4.15	June 16, 2014	—

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)
Elie Farah	9,028	6.93	August 31, 2010(2)	—
	9,028	6.66	November 3, 2010	—
	14,197	6.12	March 27, 2011	—
	22,222	5.13	September 15, 2011	—
	22,222	15.48	July 9, 2012	—
	120,000	13.00	March 18, 2013	—
	60,000	13.70	June 30, 2013	—
	45,000	4.15	June 16, 2014	—

Alexandra Pastrak	4,444	12.78	August 31, 2010(2)	—
	5,556	6.66	August 31, 2010(2)	—
	22,222	6.12	March 27, 2011	—
	22,222	5.13	September 15, 2011	—
	22,222	15.48	July 9, 2012	—
	100,000	13.00	March 18, 2013	—
	60,000	13.70	June 30, 2013	—
	40,000	4.15	June 16, 2014

Carl Damiani	2,778	12.78	August 31, 2010(2)	—
	16,667	6.12	March 27, 2011	—
	22,222	5.13	September 15, 2011	—
	19,444	15.48	July 9, 2012	—
	65,000	13.00	March 18, 2013	—
	50,000	13.70	June 30, 2013	—
	35,000	4.15	June 16, 2014	—

Laura Agensky	2,222	12.78	August 31, 2010(2)	—
	3,704	6.12	March 27, 2011	—
	7,407	5.13	September 15, 2011	—
	16,667	15.48	July 9, 2012	—
	40,000	13.00	March 18, 2013	—
	35,000	13.70	June 30, 2013	—
	20,000	4.15	June 16, 2014	—

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)
Nicole Rusaw-George	220	6.75	August 31, 2010(2)	—
	220	6.12	December 21, 2010	—
	973	6.57	December 21, 2010	—
	1,852	6.12	March 27, 2011	—
	3,703	5.13	September 15, 2011	—
	8,889	15.48	July 9, 2012	—
	25,000	13.00	March 18, 2013	—
	35,000	13.70	June 30, 2013	—
	20,000	4.15	June 16, 2014	—

Notes:

(1)	Calculated based on the difference between the closing price of the Common Shares on the TSX on June 30, 2010 of $3.36 and the exercise price of the options. All options were out-of-the-money at June 30, 2010.
(2)	The original option expiry date occurred during a trading black-out. Pursuant to the terms of the Stock Option Plan, the original expiry date was extended.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth for option-based awards, the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

Name	Option-based awards – Value vested during the year ($) (1)
Tony Cruz	Nil
Elie Farah	Nil
Alexandra Pastrak	Nil
Carl Damiani	Nil
Nicole Rusaw-George	Nil

Notes:

(1)	All options that vested during the year were out of the money based on the closing price of Common Shares on the TSX on June 30, 2010 of $3.36.

Compensation of Directors

The following table details the total compensation earned by each non-employee director during the year ended June 30, 2010:

Name	Fees earned ($)	Option-based awards ($)	All other compensation ($)	Total ($)
Michael Ashton	40,000	20,200	—	60,200
Paul Baehr	46,000	20,200	—	66,200
Christopher Henley	46,000	20,200	—	66,200
Gary W. Pace	45,250	20,200	—	65,450

Dr. Tony Cruz, Chief Executive Officer and a director of the Corporation, does not receive any compensation as a director of the Corporation, but receives compensation as an executive officer of the Corporation as detailed under the heading “Chief Executive Officer’s Compensation”. The remaining directors are not employees of the Corporation. Non-employee directors have been remunerated in the following manner.

Standard Arrangements

The Corporation has standard arrangements for its non-employee directors, which include the following:

•	Board member annual retainer in the amount of $18,000 and an annual grant of stock options;

•

Committee Chair annual retainers – the Audit Committee Chair is paid $10,000 annually and the Corporate Governance and Nominating Committee and Compensation Committee Chairs are each paid $6,000 annually;

•	Board and Committee meeting fees are paid in the amount of $1,500 for each meeting attended and $750 for each conference call attended;

•	Travel fees of $1,000 for each meeting are paid to all non-employee directors who traveled from outside the Greater Toronto area to attend in person; and

•	All reasonable out of pocket expenses incurred by the non-employee directors in respect of their duties as directors are reimbursed by the Corporation.

Directors – Outstanding Option-based Awards

The following table sets forth information with respect to stock option grants exercisable into Common Shares made to the directors that were outstanding at June 30, 2010.

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)
Michael Ashton	3,333	9.90	August 31, 2010 (2)	—
	3,333	6.21	January 4, 2011	—
	4,927	4.68	June 30, 2011	—
	5,556	15.57	June 30, 2012	—
	10,000	13.70	June 30, 2013	—
	10,000	4.29	June 30, 2014	—
	10,000	3.42	June 30, 2015

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)
Paul Baehr	3,333	9.90	August 31, 2010 (2)	—
	3,333	6.21	January 4, 2011	—
	4,927	4.68	June 30, 2011	—
	5,556	15.57	June 30, 2012	—
	10,000	13.70	June 30, 2013	—
	10,000	4.29	June 30, 2014	—
	10,000	3.42	June 30, 2015	—

Christopher Henley	3,333	9.90	August 31, 2010 (2)	—
	3,333	6.21	January 4, 2011	—
	4,927	4.68	June 30, 2011	—
	5,556	15.57	June 30, 2012	—
	10,000	13.70	June 30, 2013	—
	10,000	4.29	June 30, 2014	—
	10,000	3.42	June 30, 2015	—

Gary W. Pace	3,333	9.90	August 31, 2010 (2)	—
	3,333	6.21	January 4, 2011	—
	4,927	4.68	June 30, 2011	—
	5,556	15.57	June 30, 2012	—
	10,000	13.70	June 30, 2013	—
	10,000	4.29	June 30, 2014	—
	10,000	3.42	June 30, 2015	—

Notes:

(1)	Calculated based on the difference between the closing price of the Common Shares on the TSX on June 30, 2010 of $3.36 and the exercise price of the options.
(2)	The original option expiry date occurred during a trading black-out. Pursuant to the terms of the Stock Option Plan, the original expiry date was extended.

Directors – Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth (i) for option-based awards, the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting.

Name	Option-based awards – Value vested during the year ($) (1)
Michael Ashton	Nil
Paul Baehr	Nil
Christopher Henley	Nil
Gary W. Pace	Nil

Notes:

(1)	All options that vested during the year were out of the money based on the closing price of Common Shares on the TSX on June 30, 2010 of $3.36.

C. Board Practices

Audit Committee

The Company has a separately-designated standing Audit Committee established in accordance with section 3(a)(58) of the Exchange Act. The members of the Audit Committee are: Mr. Christopher Henley (chair), Mr. Paul Baehr, Mr. Michael Ashton, and Dr. Gary Pace each of whom is independent under the TSX and NASDAQ listing standards and financially literate.

Audit Committee Charter

The charter of the Corporation’s audit committee is attached as Appendix A to our Annual Information Form available at www.sedar.com.

Composition of the Audit Committee

The Corporation’s audit committee is composed of Mr. Christopher Henley (Chair), Mr. Paul Baehr, Mr. Michael Ashton, and Dr. Gary Pace.

Relevant Education and Experience

Mr. Christopher Henley (Chair):

Mr. Henley has a B.A. from Memorial University and an MBA from Dalhousie University. He has completed the Institute of Corporate Directors Education Program at the Rotman School of Management, University of Toronto and holds the professional designation ICD.D. He is currently founder and President of Henley Capital Corporation, an exempt market dealer specializing in mergers and acquisitions, financing and advisory services to companies covering the full spectrum of high technology and emerging companies.

Previously, Mr. Henley was the head of investment banking in Toronto at what was then Canada’s largest independent employee-owned investment dealer and ran the High Technology and Communications practice. He has been an investment banker for over 20 years and is a registered adviser with the Ontario Securities Commission. Mr. Henley is a former Chair of the Toronto Port Authority where he also chaired the Corporate Governance, Nominating and Human Resources Committee and was a member of the Audit Committee and a former member of the board and audit committee of Ontario Transportation Capital Corporation, a Government of Ontario Crown Corporation that, through a public partnership, developed Highway 407 in Toronto, Ontario, the first all-electronic toll highway in the world. Mr. Henley is also a founding member of the National Angel Organization in Canada and the Ministers’ Technology Advisory Group (“MTAG”) for the Province of Ontario. He is also a former Chair of the MTAG Task Force on Access to Capital, a former member of the Advisory Board, Faculty of Business Administration, Memorial University of Newfoundland and an active member of the Institute of Corporate Directors. Mr. Henley currently sits on a number of boards of directors including West Park Healthcare Centre and the McMichael Canadian Art Foundation.

Mr. Paul Baehr:

Mr. Baehr has a B.A. from the University of British Columbia. He is currently President, Chief Executive Officer and Chairman of IBEX Technologies Inc., a biotechnology company listed on the TSX under the symbol “IBT”. Previously, Mr. Baehr was an Executive Vice President at Sterling Winthrop and prior thereto a Senior Vice President at CIBA-GEIGY Pharmaceuticals, both of which are large pharmaceutical companies. In addition, Mr. Baehr currently sits on the board of directors of IBEX Technologies Inc., a public company.

Dr. Gary Pace:

Dr. Pace is a serial entrepreneur in life sciences and technologies. He is Chairman and founder of Sova Pharmaceuticals Inc., formed in May, 2010. He is also founder and director and former Chairman and CEO of QRxPharma, a biotechnology company. Previously, Dr. Pace was Chairman and Chief Executive Officer of Waratah and prior thereto President and Chief Executive Officer of RTP Pharma Inc. Dr. Pace currently sits on boards of directors of the following public companies; QRxPharma Limited, and ResMed Inc. Dr. Pace has a B.Sc. from the University of New South Wales and a Ph.D. from the Massachusetts Institute of Technology.

Mr. Michael Ashton:

Mr. Ashton has been an independent consultant to the pharmaceutical industry since March 2006. Prior thereto, he was the Chief Executive Officer of SkyePharma PLC. He has 30 years of experience in the Pharmaceutical industry having worked for Merck, Pfizer, Purepac and Faulding, where Mr. Ashton was Chairman, President and CEO. Mr. Ashton currently sits on boards of directors of the following public companies; Hikma Pharmaceuticals PLC, and Proximagen Neuroscience PLC.

Pre-Approval Policies and Procedures

The Corporation’s audit committee is responsible for the oversight of the work of the external auditor. As part of this responsibility, the audit committee is required to pre-approve all audit, audit related, tax services and non-audit services performed by the external auditor in order to assure that they do not impair the external auditor’s independence from the Corporation. Accordingly, the audit committee has adopted a pre-approval policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the external auditor may be pre-approved.

Under the pre-approval policy, the Corporation’s audit committee annually reviews and pre-approves specific audit, audit-related and tax services that may be provided by the external auditor without obtaining specific pre-approval from the audit committee, as well as maximum fees for such services. All services that are not pre-approved or exceed the pre-approved maximum fees require specific pre-approval by the audit committee before the service can be performed by the external auditor. The pre-approval policy also includes a list of prohibited services.

Compensation Committee

Compensation of the executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee. The following individuals comprise the Compensation Committee of the Board of Directors:

Dr. Gary W. Pace

Mr. Michael Ashton

Mr. Paul Baehr

The Compensation Committee of the Board of Directors (the “Compensation Committee”) exercises general responsibility regarding overall compensation of employees and executive officers of the Corporation. It annually reviews and recommends to the Board (i) executive compensation policies, practices and overall compensation philosophy, (ii) total compensation packages for all employees who receive aggregate annual compensation in excess of $150,000, (iii) bonuses and grants of options under the Corporation’s Stock Option Plan, and (iv) major changes in benefit plans. Final approval of all compensation items rests with the full Board.

D. Employees

As of June 30, 2010, the Corporation had 28 full-time employees.

E. Share Ownership

Please see Item 7.A.

Item 7.	A. Major Shareholders and Related Party Transactions

SECURITIES OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this annual report, the directors and officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or discretion over 1,027,541 Common Shares, which represents 4.43% of the issued and outstanding Common Shares.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, by (1) each of the Company’s shareholders who is a beneficial owner of more than 5% of the Company’s ordinary shares, (2) each of the Company’s directors and executive officers, individually, and (3) all of the Company’s executive officers and directors, as a group, as of July 1, 2010.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Fidelity Research and Management Company	3,018,270	13.00%
Mr. Jack Schuler	2,962,323	12.76%
Wellington Management Company LLP	3,202,977	13.80%
Larry N Feinberg	1,330,951	5.73%
Oracle Associates, LLC	1,184,208	5.10%
Louis Alexopoulos	36,003	*
Michael Ashton	3,889	*
Tony Cruz	826,124	3.56%
Paul Baehr	4,445	*
Christopher Henley	63,154	*
Gary Pace	57,907	*
Aleksandra Pastrak	27	*
Elie Farah	0	*
Carl Damiani	35,992	*
Laura Agensky	0	*
Nicole Rusaw-George	0	*
All executive officers and directors as a group (11 persons)	1,027,541	4.43%

*	Less than 1%.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No material related person transactions have occurred since the beginning of fiscal year 2010 up to and including the date of this annual report or are currently proposed, other than as set forth below:

During fiscal 2010, the Company paid legal fees to a law firm where the Company’s Secretary is a partner and to a corporation controlled by the Company’s Secretary. Total fees and disbursements charged to the Company by these companies during the year ended June 30, 2010 were $5,718 and are included in general and administrative expenses. The balance owing at June 30, 2010 is $766. These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Item 8.	Financial Information

A. Consolidated Statements and Other Information

Please see Item 18 “Financial Statements” for our audited consolidated financial statements filed as a part of this annual report.

Dividend Policy

The Corporation has not declared any dividends to date and does not currently anticipate paying any dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the board of directors of the Corporation and will depend upon the Corporation’s need to finance growth, its financial condition, results of operations, capital requirements and other factors which the Board of Directors may consider appropriate in the circumstances.

Legal Proceedings

As of June 30, 2010, we did not have any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against us or our subsidiaries.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing.

Market Price

The Common Shares are listed and posted for trading on the TSX under the symbol “TTH” and as of January 7, 2008 on the NASDAQ Global Market under the symbol “TTHI”. Prior to graduating to the NASDAQ Global Market, from August 20, 2007 to January 6, 2008 the common shares were also traded on the NASDAQ Capital Market under the symbol “TTHI”.

The following table sets forth, for the periods indicated, the high and low sales prices for the our Common Shares on NASDAQ (in U.S.$) and TSX (in CAN$).

	NASDAQ				TSX
	High		Low		High	Low
Yearly Highs and Lows for the Year Ending June 30,
2010	9.00		2.25		9.77	2.36
2009	13.85		2.00		13.67	2.42
2008	14.43	[1]	8.73	[2]	16.60	8.77
2007	N/A		N/A		21.42	3.78
2006	N/A		N/A		9.00	3.60

Quarterly Highs and Lows
2010
First Quarter (July-September 2009)	9.00		3.97		9.77	4.60
Second Quarter (October-December 2009)	8.26		3.46		8.83	3.60
Third Quarter (January-March 2010)	3.71		2.25		3.89	2.36
Fourth Quarter (April-June 2010)	4.42		2.80		4.75	2.85
2009
First Quarter (July-September 2008)	13.85		4.55		13.67	7.30
Second Quarter (October-December 2008)	5.20		2.00		5.50	2.42
Third Quarter (January-March 2009)	5.19		3.60		6.20	4.64
Fourth Quarter (April-June 2009)	4.54		3.57		5.55	4.00

Monthly Highs and Lows
March 2010	2.90		2.54		2.95	2.58
April 2010	3.99		2.80		4.04	2.85
May 2010	4.42		3.53		4.75	3.53
June 2010	4.39		3.03		4.56	3.21
July 2010	3.65		3.07		3.86	3.20
August 2010	4.20		3.15		4.39	3.28

1	Calculation for the year ending June 30, 2008 is from August 20, 2007 through June 30, 2008.
2	Calculation for the year ending June 30, 2008 is from August 20, 2007 through June 30, 2008.

Item 10.	Additional Information.

A Share Capital.

Not applicable.

B. Memorandum and Articles of Association

Articles of Incorporation

We are governed by our amended articles of incorporation (the “Articles”) under the Business Corporations Act (Ontario) (the “Act”) and by our by-laws (the “By-laws”). Our Ontario corporation number is 1303782. Our Articles provide that there are no restrictions on the business we may carry on or on the powers we may exercise.

Directors

Subject to certain exceptions, including in respect of voting on any resolution to approve a contract that relates primarily to the director’s remuneration, directors may not vote on resolutions to approve a material contract or material transaction if the director is a party to such contract or transaction or is a director or an officer of or has a material interest in any person who is a party to such contract or transaction. The directors are entitled to remuneration as shall from time to time be determined by the Board of Directors with no requirement for a quorum of independent directors. The directors have the ability under the Act to exercise our borrowing power, without authorization of the shareholders. The Act permits shareholders to restrict this authority through a company’s articles or by-laws (or through a unanimous shareholder agreement), but no such restrictions are in place for us. Our Articles and By-laws do not require directors to hold shares for qualification.

Rights, Preferences and Dividends Attaching to Shares

The holders of common shares have the right to receive dividends if and when declared by the Board of Directors. Each holder of common shares, as of the record date prior to a meeting, is entitled to attend and to cast one vote for each common share held as of such record date at such annual and/or special meeting, including with respect to the election or re-election of directors. The numbers of our Board of Directors are not replaced at staggered intervals but are elected annually.

In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of common shares shall have a right to receive their pro rata share of such distribution, subject to the rights of the holders of any other class of shares of the Company entitled to receive the assets of the Company upon such a distribution in priority to the common shares. There are no sinking fund or redemption provisions in respect of the common shares. Our shareholders have no liability to further capital calls as all shares issued and outstanding are fully paid and non-assessable.

No other classes of shares are currently permitted to be issued.

Action Necessary to Change the Rights of Shareholders

In order to change the rights of our shareholders, we would need to amend our articles of incorporation to effect the change. Such an amendment would require approval by a special resolution passed by at least two-thirds of the votes cast at a duly called special meeting. For certain amendments such as those creating of a class of preferred shares, a shareholder is entitled to dissent in respect of such a resolution amending our articles and, if the resolution is adopted and the Company implements such changes, demand payment of the fair value of its shares.

Annual and Special Meetings of Shareholders

An annual meeting of shareholders is held each year for the purpose of receiving the financial statements and report of the auditor, electing directors, appointing the auditor and for the transaction of other business as may be brought before the meeting. The board of directors has the power to call a special meeting of shareholders at any time. Under the Act and our Bylaws, we are required to mail a Notice of Meeting and Management Information Circular to registered shareholders not less than 21 days and not more than 50 days prior to the date of the meeting. Such materials must be filed concurrently with the applicable securities regulatory authorities in Canada and the U.S. Subject to certain provisions of the Bylaws, a quorum of one or more shareholders in person or represented by proxy holding or representing by proxy not less than five (5%) percent of the total number of issued and outstanding shares enjoying voting rights at such meeting is required to properly constitute a meeting of shareholders. Shareholders and their duly appointed proxies and corporate representatives are entitled to be admitted to our annual and/or special meetings.

Limitations on the Rights to Own Shares

The Articles do not contain any limitations on the rights to own shares. Except as described below, there are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are also no such limitations imposed by the Articles and By-laws with respect to our common shares.

Investment Canada Act

Under the Investment Canada Act, transactions exceeding certain financial thresholds, and which involve the acquisition of control of a Canadian business by a non-Canadian, are subject to review and cannot be implemented unless the Minister of Industry and/or, in the case of a Canadian business engaged in cultural activities, the Minister of Canadian Heritage, are satisfied that the transaction is likely to be of “net benefit to Canada”. If a transaction is subject to review (a “Reviewable Transaction”), an application for review must be filed with the Investment Review Division of Industry Canada and/or the Department of Canadian Heritage prior to the implementation of the Reviewable Transaction. The responsible Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada taking into account, among other things, certain factors specified in the Investment Canada Act and any written undertakings that may have been given by the applicant. The Investment Canada Act contemplates an initial review period of up to 45 days after filing; however, if the responsible Minister has not completed the review by that date, the Minister may unilaterally extend the review period by up to 30 days (or such longer period as may be agreed to by the applicant and the Minister) to permit completion of the review. Direct acquisitions of control of most Canadian businesses by or from World Trade Organization (“WTO”) investors are reviewable under the Investment Canada Act only if, in the case of an acquisition of voting securities, the value of the worldwide assets of the Canadian business or, in the case of an acquisition of substantially all the assets of a Canadian business, the value of those assets exceed CDN$299 million for the year 2010 (this figure is adjusted annually to reflect inflation). Indirect acquisitions (e.g., an acquisition of a U.S. corporation with a Canadian subsidiary) of control of such businesses by or from WTO investors are not subject to review, regardless of the value of the Canadian businesses’ assets. Significantly lower review thresholds apply where neither the investor nor the Canadian business is WTO investor controlled or where the Canadian business is engaged in uranium mining, certain cultural businesses, financial services or transportation services.

Even if the transaction is not reviewable because it does not meet or exceed the applicable financial threshold, the non-Canadian investor must still give notice to Industry Canada and, in the case of a Canadian business engaged in cultural activities, Canadian Heritage, of its acquisition of control of a Canadian business within 30 days of its implementation.

Disclosure of Share Ownership

Under applicable securities regulation in Canada, notice is required to be given to the market in the event of an acquisition of equity or voting securities representing 10% (5% where a take-over bid has already been made) of a class of securities of a target (including shares beneficially owned by the purchaser and its joint actors). The purchaser must give this notice to the market by issuing a press release forthwith and filing, within two business days, an “early warning” report in the prescribed form (which must include disclosure of any intention on the part of the purchaser to acquire additional securities of the class). A press release is required to be issued and an additional report is required to be filed if there is a change in a material fact contained in a prior report, or upon the acquisition of a further 2% per cent of the class of securities.

An alternative monthly reporting system is available to eligible institutional investors, which requires only the filing of a report within 10 days after the end of the month in which the securityholding percentage of the eligible institutional investor in a class of voting or equity securities of the issuer, as at the end of the month, increased to 10% or more or increased or decreased past 2.5% thresholds or decreased to less than 10% or there has been a change in a material fact contained in the report of the eligible institutional investor most recently filed.

In addition, in Canada, a person or company (other than an eligible institutional investor) who beneficially owns, directly or indirectly, voting securities of an issuer or who exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities is an insider and must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider. The report must disclose any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. Additionally, securities regulation in Canada provides for the filing of a report by an insider of a reporting issuer whose holdings change, which report must be filed within 10 days from the day on which the change takes place.

The rules in the U.S. governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”). In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

Other Provisions of Articles and By-laws

There are no provisions of our Articles or Bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company. Our Bylaws do not contain a provision governing the ownership threshold above which shareholder ownership must be disclosed. There are no provisions in our Articles or Bylaws governing changes in capital, where such provisions are more stringent than those required by law.

C. Material Contracts

Other than those listed in the paragraphs below, we have not entered into any material contracts other than in the ordinary course of business or other than those described in Item 4 “Information on the Company” and elsewhere in this annual report.

The Corporation has entered into the following material contracts, which were not in the ordinary course of business:

Eli Lilly

TT401/402

On March 3, 2010, Transition and Lilly entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly will retain this option up until the end of Phase II. If Lilly exercises these rights, Transition would be eligible to receive milestone payments of up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

Gastrin Based Therapies

In March 2008, the Corporation and Lilly signed a US$140 million licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize the Corporation’s gastrin based therapies. Details of the terms of the agreement are discussed above under the heading, “General Development of the Business”.

Elan

In September 2006, the Corporation and Elan signed a US$200 million global collaboration agreement to develop and commercialize the Alzheimer’s disease product, ELND005 (AZD-103).

Under the terms of the agreement, the Company has received up-front payments of US$15 million. In addition, dependent upon the successful development, regulatory approval and commercialization of ELND005 (AZD-103), the Company will be eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008. Elan and the Company will share the costs and operating profits of ELND005 (AZD-103) if successfully developed and commercialized. Transition’s current cost share and ownership interest is 30%.

On August 9, 2010, Elan and Transition announced that they intend to advance ELND005 (AZD-103) into Phase III studies and have agreed to work together to systematically explore all strategic, operational, and global options for the asset with the intent of maximizing the value of ELND005 (AZD-103). Per the collaboration agreement, Transition may elect to maintain its 30% cost sharing percentage, increase such percentage up to 40% or decide not to continue cost sharing. If Transition continues cost sharing, then Transition will be entitled to a share of the operating profits from the commercialization of ELND005 (AZD-103) equal to its cost sharing percentage and is entitled to a milestone payment of US$25 million upon initiation of the first Phase III trial. If Transition elects not to continue cost sharing, then Transition will be entitled to receive reduced milestone payments and tiered royalty payments on net sales of ELND005 (AZD-103) ranging in percentage from a high single digit to the mid teens, depending on the level of sales, for so long as ELND005 (AZD-103) is being commercialized. On August 20, 2010, Elan and Transition amended the collaboration agreement to extend the period, in which Transition may elect to maintain or increase its cost sharing percentage or decide to not continue cost sharing, to December 1, 2010.

Under the terms of the agreement, the Company can elect to participate in post Phase II development. The Company has until December 1, 2010 to make this election. Currently, certain post Phase II development costs are being incurred by Elan and these costs are being tracked by Elan for potential reimbursement by Transition should the Company elect to participate in post Phase II development. If the Company elects to participate in the post Phase II development, based on the Company’s development percentage of 30%, the Company would owe Elan approximately US$2.4 million for post Phase II development costs incurred up to June 30, 2010. If the Company elects to increase its participation to 40%, the Company would be required to make payments to Elan not in excess of US$10.0 million in respect of a fee to increase its participation percentage, and an additional US$0.8 million in respect of the post Phase II development costs. These costs have not been recorded as an expense or a liability at June 30, 2010 as the Company has not yet made a decision as to its participation.

D Exchange Controls

There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of our securities to hold or vote the securities held. There are also no such limitations imposed by the our Articles and By-Laws with respect to our Common Shares.

E. Taxation

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in our common shares. This summary applies only to investors that hold our common shares as capital assets and that have the U.S. dollar as their functional currency. This discussion assumes that we are not a “controlled foreign corporation” for U.S. federal income tax purposes. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding a common share as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons who acquired common shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding common shares through partnerships or other pass-through entities for U.S. federal income tax purposes.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of common shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in partnership or other entity taxable as a partnership that holds common shares, your tax treatment will depend on your status and the activities of the partnership.

Dividends and Other Distributions on the Common Shares; Foreign Tax Credits

Subject to the passive foreign investment company rules discussed below under “– Passive Foreign Investment Company,” the gross amount of all our distributions to a U.S. Holder with respect to the common shares (including any Canadian taxes withheld therefrom) will be included in the U.S. Holder’s gross income as foreign source ordinary dividend income on the date of receipt by the U.S. Holder, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in its common shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain. Any amount of a distribution treated as a dividend will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the common shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty between the United States and Canada, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, (3) certain holding period requirements are met and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Treasury guidance indicates that our common shares, which are listed on the Nasdaq Capital Market, are readily tradable on an established securities market in the United States. There can be no assurance that our common shares will be considered readily tradable on an established securities market in subsequent years. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

Subject to various limitations, Canadian taxes withheld from a distribution to a U.S. Holder will be eligible for credit against such U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to common shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the U.S. foreign tax credits of a U.S. Holder are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent a foreign tax credit will be available with respect to an investment in our common shares. A U.S. Holder that does not elect to claim a foreign tax credit with respect to any foreign taxes for a given taxable year may instead claim an itemized deduction for foreign taxes paid in that taxable year.

Dispositions of Common Shares

Subject to the passive foreign investment company rules discussed below under “– Passive Foreign Investment Company,” a U.S. Holder will recognize U.S. source taxable gain or loss on any sale, exchange or other taxable disposition of a common share equal to the difference between the amount realized for the common share and the U.S. Holder’s tax basis in the common share. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange or other disposition such common shares have been held by such U.S. Holder for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder will generally be subject to taxation at a reduced rate as compared to ordinary income. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

Based on the market price of our common shares and the composition of our income and assets and our operations, we believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2009 and do not expect to be a PFIC for the year ending December 31, 2010. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will be calculated by reference to the market price of our common shares (assuming that we continue to a publicly traded corporation for purposes of the applicable PFIC rules), our PFIC status will depend in part on the market price of our common shares. Accordingly, fluctuations in the market price of our common shares may result in our being a PFIC for a particular year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds common shares, absent a special election by the U.S. Holder. If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which a U.S. Holder holds common shares, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that it receives and any gain it realizes from a sale or other disposition (including a pledge) of the common shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions such U.S. Holder received during the shorter of the three preceding taxable years or its holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the common shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital gain, even if the U.S. Holder holds the common shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to shares of a PFIC to elect out of the tax treatment discussed above. If a U.S. Holder makes a valid mark-to-market election for the common shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of its taxable year over the U.S. Holder’s adjusted basis in such common shares. The U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. A U.S. Holder’s basis in the common shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes such an election, the tax rules that ordinarily apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for “qualified dividend income” discussed above under “– Dividends and Other Distributions on the Common Shares; Foreign Tax Credits” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the Nasdaq Capital Market, or other market as defined in applicable U.S. Treasury regulations. We expect that our common shares will continue to be listed on the Nasdaq Capital Market and, consequently, the mark-to-market election would be available to U.S. Holders of common shares were we to be a PFIC.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation can also avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income in the U.S. Holder’s income on a current basis. However, a U.S. Holder can make a qualified electing fund election with respect to its common shares only if we furnish the U.S. Holder annually with certain tax information, and we do not intend to prepare or provide such information.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require with respect to the shareholder’s interest in the PFIC.

U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to the ownership and disposition of common shares.

Reporting and Backup Withholding

Certain U.S. Holders must report to the IRS information relating to their interest in our common shares. Each U.S. Holder is urged to consult his, her or its tax advisors regarding the reporting requirements applicable to such U.S. Holder.

Dividends on common shares and the proceeds of a sale or redemption of a common share may be subject to information reporting to the IRS and possible U.S. backup withholding, unless the conditions of an applicable exemption are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status can provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application to them of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Material Canadian Federal Tax Considerations

General

The following is a summary of the material Canadian federal tax implications applicable to a holder (a “U.S. Holder”) who holds our common shares (the “Common Shares”) and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) (i) has not been, is not and will not be resident (or deemed resident) in Canada at any time while such U.S. Holder has held or holds the Common Shares; (ii) holds the Common Shares as capital property and as beneficial owner; (iii) deals at arm’s length with and is not affiliated with us; (iv) does not use or hold, and is not deemed to use or hold, the Common Shares in the course of carrying on a business in Canada; (v) did not acquire the Common Shares in respect of, in the course of or by virtue of employment with our company; (vi) is not a financial institution, specified financial institution, partnership or trust as defined in the Canadian Tax Act; (vii) is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980), as amended (the “Convention”) who is fully entitled to the benefits of the Convention; and (viii) has not, does not and will not have a fixed base or permanent establishment in Canada within the meaning of the Convention at any time while such U.S. Holder has held or holds the Common Shares. Special rules, which are not addressed in this summary, may apply to a U.S. Holder that is a “registered non-resident insurer” or “authorized foreign bank”, as defined in the Canadian Tax Act, carrying on business in Canada and elsewhere.

This summary is based on the current provisions of the Canadian Tax Act, and the regulations thereunder, the Convention, and counsel’s understanding of the published administrative practices and policies of the Canada Revenue Agency all in effect as of the date of this annual report on Form 20-F. This summary takes into account all specific proposals (the “Proposals”) to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this annual report on Form 20-F. No assurances can be given that such Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all potential Canadian federal tax consequences to a U.S. Holder and does not take into account or anticipate any other changes in law or administrative practices, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal tax considerations described herein.

This summary assumes that we are a resident of Canada for purposes of the Canadian Tax Act.

TAX MATTERS ARE VERY COMPLICATED AND THE CANADIAN FEDERAL TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES WILL DEPEND ON THE SHAREHOLDER’S PARTICULAR SITUATION. THIS SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF OR DESCRIPTION OF ALL POTENTIAL CANADIAN FEDERAL TAX CONSEQUENCES, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE DIRECTED AT ANY PARTICULAR HOLDER OR PROSPECTIVE PURCHASER OF COMMON SHARES. ACCORDINGLY, HOLDERS OR PROSPECTIVE PURCHASERS OF COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE CANADIAN FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN COMMON SHARES BASED ON THEIR PARTICULAR CIRCUMSTANCES.

Dividends

Amounts paid or credited, or deemed under the Canadian Tax Act to be paid or credited, on account of, in lieu of payment of, or in satisfaction of, dividends to a U.S. Holder will be subject to Canadian non-resident withholding tax at the reduced rate of 15% under the Convention. This rate is further reduced to 5% in the case of a U.S. Holder that is a company for purposes of the Convention that owns at least 10% of our voting shares at the time the dividend is paid or deemed to be paid. Under the Convention, dividends paid or credited to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in the United States and that have complied with certain administrative procedures may be exempt from Canadian withholding tax.

Disposition of Our Common Shares

A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of the Common Shares unless, at the time of disposition, the Common Shares constitute “taxable Canadian property” of the U.S. Holder for the purposes of the Canadian Tax Act and the U.S. Holder is not otherwise entitled to an exemption under the Convention.

Under the Canadian Tax Act currently in force, the Common Shares will not constitute “taxable Canadian property” to a U.S. Holder provided that (i) the Common Shares are, at the time of disposition, listed on a designated stock exchange for purposes of the Canadian Tax Act (which currently includes Nasdaq); (ii) at no time during the 60-month period immediately preceding the disposition of the Common Shares did the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, or the U.S. Holder together with such persons, own 25% or more of the issued shares of any class or series of our capital stock; and (iii) the Common Shares are not otherwise deemed under the Canadian Tax Act to be taxable Canadian property. Provided the Common Shares are listed on Nasdaq or another designated stock exchange at the time of a disposition thereof, the preclearance provisions of the Canadian Tax Act will not apply to the disposition. If the Common Shares are not so held at the time of disposition, preclearance and post-closing notification procedures as set out in the Canadian Tax Act will apply.

Pursuant to a Proposal which would be effective from March 5, 2010, the definition of taxable Canadian property will be narrowed. If this Proposal is enacted as proposed, a U.S. Holder will be exempt from tax and from pre-clearance and post-closing notification procedures under the Canadian Tax Act unless the Common Shares derive their value principally from Canadian real or immoveable property within the previous 60 months.

Pursuant to the Convention, even if the Common Shares constitute “taxable Canadian property” of a particular U.S. Holder, any capital gain realized on the disposition of the Common Shares by the U.S. Holder generally will be exempt from tax under the Canadian Tax Act, unless, at the time of disposition, the Common Shares derive their value principally from real property situated in Canada within the meaning of the Convention.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

Specifically, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of securities of the Corporation and securities authorized for issuance under the Corporation’s stock option plan is contained in the Corporation’s Management Information Circular for its most recent annual meeting of securities holders that involved the election of directors dated November 6, 2009.

Our corporate Internet address is http://www.transitiontherapeutics.com. We make available free of charge on or through our website our annual reports, current reports, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by Securities and Exchange Commission (“SEC”) rules. Information contained on our website is not part of this report or any other report filed with the SEC. You may read and copy any public reports we filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site http://www.sec.gov that contains reports, proxy and information statements, and other information that we filed electronically.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.” and Exhibit 8.1.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to various types of market risks in the normal course of business, including foreign exchange risk and interest rate risk. We have not in the past used derivatives to manage our exposure to interest rate risk or foreign exchange risk.

Foreign Exchange Risk

The Company is exposed to market risks related to volatility in foreign currency exchange rates related to purchases of supplies and services made in US dollars.

Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

For additional information please see Note 21[b] to the Company’s audited consolidated financial statements for the year ended June 30, 2010.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Company’s CEO and CFO, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of June 30, 2010 as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of June 30, 2010, the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. The Company’s management, including the CEO and CFO, concluded that, as of June 30, 2010, the Company’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework issued by COSO.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report included in the Company’s audited consolidated financial statements for the year ended June 30, 2010.

Changes in Internal Control Over Financial Reporting.

There was no change in the Company’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Item 16.	[Reserved]

Item 16A.	Audit committee financial expert.

The Company’s board of directors has determined that it has one “audit committee financial expert” (as such term is defined in Form 20-F) serving on its Audit Committee. Such audit committee financial expert is Mr. Christopher Henley. Mr. Henley is “independent” as defined in NASDAQ Rule 5605(a)(2). Mr. Henley’s business experience is included under the heading “Audit Committee – Relevant Education and Experience” in this Annual Report on Form 20-F. The Securities and Exchange Commission (the “Commission”) has indicated that the designation of Mr. Henley as an audit committee financial expert does not make Mr. Henley an “expert” for any purpose, impose any duties, obligations or liability on Mr. Henley that are greater than those imposed on members of the Audit Committee and the Company’s Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

Item 16B.	Code of Ethics.

The Company has adopted a “code of ethics” (as that term is defined in Form 20-F) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (the “Ethics Code”). A copy of the Ethics Code entitled “Code of Business Ethics” is available for viewing on the Company’ website at www.transitiontherapeutics.com.

During the fiscal year ended June 30, 2010, there were no amendments to the Ethics Code or waivers, including implicit waivers, from any provision of the Ethics Code.

Item 16C.	Principal Accountant Fees and Services.

Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Company’s annual consolidated financial statements, and the effectiveness of internal controls over financial reporting is included under the heading “Audit Fees” below.

Audit-Related Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP for audit-related services is included under the heading “Audit Related Fees” below.

Tax Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice and tax planning is included under the heading “Tax Fees” below.

All Other Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP for services provided other than the services described above is included under the heading “Non-Audit” below.

	During the Year Ended June 30, 2010 $	During the Year Ended June 30, 2008 $
Audit Fees (1)	413,351	451,846
Audit-Related Fees (2)	52,330	—
Tax Fees (3)	107,229	47,720
Non-Audit(4)	82,126	87,513
Total	655,036	587,079

Notes:

(1)	During the years ended June 30, 2010 and 2009 “Audit Fees” include fees for the annual audit, financings, quarterly reviews, internal control work, accounting consultations related to accounting, financial reporting or disclosure matters and assistance with understanding and implementing new accounting and financial reporting guidance from regulatory authorities.

(2)	During the year ended June 30, 2010, “Audit-Related Fees” represents accounting fees associated with the Company’s shelf prospectus which was filed in September, 2009.
(3)	During the years ended June 30, 2010 and 2009 “Tax Fees” include fees for assistance in the preparation and review of tax returns and related items, assistance with tax audits, general tax planning and advice relating to tax items such as withholding tax and SR&ED eligibility.
(4)	For the years ended June 30, 2010 and 2009, the category “Non-Audit” includes IFRS fees and a charge from the Corporation’s external auditors for a levy from the Canadian Public Accountability Board.

Pre-Approval Policies and Procedures

The Corporation’s audit committee is responsible for the oversight of the work of the external auditor. As part of this responsibility, the audit committee is required to pre-approve all audit, audit related, tax services and non-audit services performed by the external auditor in order to assure that they do not impair the external auditor’s independence from the Corporation. Accordingly, the audit committee has adopted a pre-approval policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the external auditor may be pre-approved.

Under the pre-approval policy, the Corporation’s audit committee annually reviews and pre-approves specific audit, audit-related and tax services that may be provided by the external auditor without obtaining specific pre-approval from the audit committee, as well as maximum fees for such services. All services that are not pre-approved or exceed the pre-approved maximum fees require specific pre-approval by the audit committee before the service can be performed by the external auditor. The pre-approval policy also includes a list of prohibited services.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.	Change in Registrant’s Certifying Accountant.

None.

Item 16G.	Corporate Governance.

The Company is a foreign private issuer and its common shares are listed on the NASDAQ Stock Market (“NASDAQ”).

NASDAQ Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to distribute annual and interim reports set forth in Rule 5250(d), and the Direct Registration Program requirement set forth in Rules 5210(c) and 5255, provided, however, that such a company shall: comply with the Notification of Material Noncompliance requirement ( Rule 5625), the Voting Rights requirement ( Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii). The Company does not follow Rule 5620(c) (shareholder quorum) but instead follows its home country practice, as described below.

Shareholder Meeting Quorum Requirements: The NASDAQ minimum quorum requirement under Rule 5620(c) for a shareholder meeting is 33 1/3% of the outstanding shares of common stock. In addition, a registrant listed on NASDAQ is required to state its quorum requirement in its by laws. The Company’s quorum requirement is set forth in its by laws. A quorum for a meeting of shareholders of the Company is shareholders or proxyholders holding five percent of the issued and outstanding shares entitled to be voted at the meeting.

The foregoing is consistent with the laws, customs and practices in Canada.

PART III

[See General Instruction E(c)]

Item 17.	Financial Statements.

Not Applicable

Item 18.	Financial Statements.

Our Audited Consolidated Financial Statements for the fiscal year ended June 30, 2010, including the notes thereto and together with auditor’s report thereon, are included in this annual report beginning on page F-1.

Item 19.	Exhibits.

Exhibit Number	Description

3.1	Articles of Incorporation of Transition Therapeutics Inc., as amended (incorporated by reference to Exhibit 99.110 of Form 40-F filed on June 5, 2007, File No. 001-33514).

3.2	Bylaws of Transition Therapeutics Inc., as amended (incorporated by reference to Exhibit 99.111 of Form 40-F filed on June 5, 2007, File No. 001-33514).

8.1	Subsidiaries

10.1

Collaboration Agreement, dated September 25, 2006, between Waratah Pharmaceuticals Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 99.46 of Form 40-F filed on June 5, 2007, File No.

001-33514).

10.2	Share Purchase Agreement, dated February 24, 2006, among Registrant, 1255205 Ontario Inc., Ellipsis Neurotherapeutics Inc., and other parties named therein (incorporated by reference to Exhibit 99.47 of Form 40-F filed on June 5, 2007, File No. 001-33514).

10.3	Restated and Amended License Agreement dated May 11, 2001, by and between The General Hospital Corporation and Waratah Pharmaceuticals, Inc., as amended on December 1, 2003, July 22, 2004 and July 18, 2006. (incorporated by reference to Exhibit 99.1 of Form 6-K filed on March 17, 2008, File No. 001-33514).

10.4	License Agreement dated May 28, 2003, by and between Ellipsis Biotherapeutics Corp. and JoAnne McLaurin, PHD, as amended on April 1, 2005. (incorporated by reference to Exhibit 99.2 of Form 6-K filed on March 17, 2008, File No. 001-33514).

10.5	Consent to License – JoAnne McLaurin Novel Treatment for Alzheimer’s Disease and Amyloid Disorders using Inositol-Based Compounds dated May 29, 2003, by the University of Toronto. (incorporated by reference to Exhibit 99.3 of Form 6-K filed on March 17, 2008, File No. 001-33514).

10.6	Consent to Assignment dated November 2, 2004, by and between JoAnne McLaurin, Ellipsis Biotherapeutics Corp. and Ellipsis Neurotherapeutics Inc. (incorporated by reference to Exhibit 99.4 of Form 6-K filed on March 17, 2008, File No. 001-33514).

10.7	Collaboration Agreement dated September 25, 2006, by and between Waratah Pharmaceuticals Inc. and Elan Pharma International Limited. (incorporated by reference to Exhibit 99.5 of Form 6-K filed on March 28, 2008,
File No. 001-33514).

10.8	Exclusive License and Collaboration Agreement dated March 13, 2008, by and between Waratah Pharmaceuticals, Inc. and Eli Lilly and Company. (incorporated by reference to Exhibit 99.1 of Form 6-K filed on March 17, 2008, File No. 001-33514).

10.9	Collaboration and License Agreement effective as of February 25, 2010 among Waratah Pharmaceuticals Inc. and Eli Lilly and Company (incorporated by reference to Exhibit 99.2 of Form 6-K filed on March 12, 2010, File No. 001-33514).

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Section 1350 Certification of the Chief Executive Officer.

13.2	Section 1350 Certification of the Chief Financial Officer.

15.1	Consent of PricewaterhouseCoopers LLP.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRANSITION THERAPEUTICS INC.

By	/S/ ELIE FARAH
Name:	Elie Farah
Title:	President and Chief Financial Officer

Date: September 28, 2010

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Transition Therapeutics Inc. have been prepared by management and have been approved by the Board of Directors. Management is responsible for the information and representation contained in these consolidated financial statements.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on best estimates and judgments.

Management, to meet its responsibility for integrity and objectivity of the data in the consolidated financial statements, has developed and maintains a system of internal accounting controls. Management believes that this system of internal accounting controls provides reasonable assurance that the financial records are reliable and form a proper basis for preparation of the consolidated financial statements, and that the assets are properly accounted for and safeguarded.

The Audit Committee reviews the consolidated financial statements, adequacy of internal controls, audit process and financial reporting with management. The Audit Committee, which consists of four directors not involved in the daily operations of the Company, reports to the Board of Directors prior to their approval of the audited consolidated financial statements for publication.

The shareholders’ auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process. The consolidated financial statements and internal controls over financial reporting have been examined by the shareholders’ independent auditors, PricewaterhouseCoopers LLP Chartered Accountants, and their report is provided herein.

Tony Cruz	Elie Farah
Chief Executive Officer	Chief Financial Officer

September 28, 2010

Independent Auditors’ Report

To the Shareholders of Transition Therapeutics Inc.

We have completed integrated audits of Transition Therapeutics Inc.’s 2010 and 2009 consolidated financial statements and of its internal control over financial reporting as at June 30, 2010 and an audit of its 2008 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of Transition Therapeutics Inc. as at June 30, 2010 and June 30, 2009, and the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three year period ended June 30, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements as at June 30, 2010 and for each of the years in the three year period then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at June 30, 2010 and June 30, 2009 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2010 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Transition Therapeutics Inc.’s internal control over financial reporting as at June 30, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting appearing on page 64 of the 2010 Annual Report to Shareholders. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at June 30, 2010 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

September 24, 2010

Mississauga, Ontario

Transition Therapeutics Inc.

Consolidated Financial Statements

For the year ended June 30, 2010

Transition Therapeutics Inc.

CONSOLIDATED BALANCE SHEETS

(in Canadian dollars)

	June 30, 2010		June 30, 2009
	$		$
ASSETS
Current
Cash and cash equivalents [note 9]		16,570,033		14,479,987
Short term investments [note 9]		10,507,822		31,161,069
Due from Eli Lilly and Company [note 5]		52,815		517,537
GST and other receivables		72,686		357,550
Investment tax credits receivable		206,313		993,057
Prepaid expenses and deposits		549,218		790,950

Total current assets		27,958,887		48,300,150
Property and equipment, net [note 10]		605,637		780,546
Intangible assets [note 11]		21,095,002		23,738,565

Total assets		49,659,526		72,819,261

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities		1,236,470		1,752,403
Due to Elan Pharma International Limited [note 4]		853,933		1,872,981
Current portion of deferred revenue [note 5]		—		4,503,892

Total current liabilities		2,090,403		8,129,276
Deferred revenue [note 4]		20,719,750		20,719,750
Leasehold inducement		57,160		68,592

Total liabilities		22,867,313		28,917,618

Contingencies and commitments [note 17]
Guarantees [note 18]

Shareholders’ equity
Common shares		160,498,537		160,471,098
Contributed surplus		4,800,368		4,640,163
Stock options		7,337,480		5,325,644
Deficit		(145,844,172)		(126,535,262)

Total shareholders’ equity		26,792,213		43,901,643

		49,659,526		72,819,261

See accompanying notes

On behalf of the Board:

/s/ Tony Cruz	/s/ Christopher Henley
Tony Cruz	Christopher Henley
Director	Director

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(in Canadian dollars)

	2010	2009	2008
	$	$	$
REVENUES
Licensing fees [notes 5 and 7]	4,503,892	2,513,108	1,596,722

	4,503,892	2,513,108	1,596,722

EXPENSES
Research and development	13,131,473	17,642,196	12,640,573
General and administrative	6,084,420	6,553,330	5,832,296
Amortization	2,736,031	3,122,112	2,918,651
Impairment of intangible assets [note 11]	1,124,945	658,231	—
Foreign exchange loss (gain)	938,873	(2,393,394)	(608,059)
Loss (gain) on disposal of property and equipment	(5,361)	34,900	—

	24,010,381	25,617,375	20,783,461

Loss before the following:	(19,506,489)	(23,104,267)	(19,186,739)
Interest income, net	197,579	999,226	2,417,537
Loss on available-for-sale investment [note 8]	—	(269,450)	—
Gain on note receivable [note 8]	—	—	650,000

Net loss and comprehensive loss for the year	(19,308,910)	(22,374,491)	(16,119,202)

Basic and diluted net loss per common share [note 12[b]]	(0.83)	(0.97)	(0.70)

See accompanying notes

Transition Therapeutics Inc.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the years ended June 30, 2010, 2009 and 2008

(in Canadian dollars)

	Number of Common Shares	Share Capital	Contributed Surplus	Stock Options	Deficit	Total Shareholders’ Equity
	#	$	$	$	$	$
Balance, June 30, 2007	21,230,741	133,988,318	4,487,752	1,538,396	(89,691,569)	50,322,897

Adjustment to opening deficit for change in accounting policy related to financial instruments	—	—	—	—	1,650,000	1,650,000
Issued pursuant to private placement, net [note 12[b]]	1,736,107	23,968,567	—	—	—	23,968,567
Issued as additional consideration regarding Ellipsis Neurotherapeutics Inc. [“ENI”] [note 12[b]]	174,123	1,890,976	—	—	—	1,890,976
Stock options exercised or cancelled [note 12[c]]	45,736	414,679	4,499	(166,534)	—	252,644
Stock-based compensation expense [note 12[c]]	—	—	—	1,721,873	—	1,721,873
Net loss and comprehensive loss for the year	—	—	—	—	(16,119,202)	(16,119,202)

Balance, June 30, 2008	23,186,707	160,262,540	4,492,251	3,093,735	(104,160,771)	63,687,755

Stock options exercised, expired or cancelled [note 12[c]]	28,453	208,558	147,912	(230,919)	—	125,551
Stock-based compensation expense [note 12[c]]	—	—	—	2,462,828	—	2,462,828
Net loss and comprehensive loss for the year	—	—	—	—	(22,374,491)	(22,374,491)

Balance, June 30, 2009	23,215,160	160,471,098	4,640,163	5,325,644	(126,535,262)	43,901,643

Stock options exercised, expired or cancelled [note 12[c]]	2,439	27,439	160,205	(171,619)	—	16,025
Stock-based compensation expense [note 12[c]]	—	—	—	2,183,455	—	2,183,455
Net loss and comprehensive loss for the year ended June 30, 2010	—	—	—	—	(19,308,910)	(19,308,910)

Balance, June 30, 2010	23,217,599	160,498,537	4,800,368	7,337,480	(145,844,172)	26,792,213

See accompanying notes

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Canadian dollars)

	2010	2009	2008
	$	$	$
OPERATING ACTIVITIES
Net loss for the year	(19,308,910)	(22,374,491)	(16,119,202)
Add (deduct) items not involving cash:
Amortization of:
property and equipment	172,945	213,905	240,787
intangible assets	2,574,518	2,919,639	2,689,296
leasehold inducement	(11,432)	(11,432)	(11,432)
Impairment of intangible assets [note 11]	1,124,945	658,231	—
Stock-based compensation expense [note 12[c]]	2,183,455	2,462,828	1,721,873
Gain on note receivable [note 8]	—	—	(650,000)
Loss on available for sale investments [note 8]	—	269,450	—
Loss (gain) on disposal of property and equipment	(5,361)	34,900	—
Unrealized foreign exchange (gain) loss	(63,199)	234,244	(247,037)
Accrued interest on short term investments	(8,502)	(88,140)	(696,467)
Deferred revenue recognized	(4,503,892)	(2,513,108)	—
Provision for lease termination	(109,825)	299,051	—
Net change in operating assets and liabilities [note 16]	352,906	(285,706)	16,505,641

Cash provided by (used in) operating activities	(17,602,352)	(18,180,629)	3,433,459

INVESTING ACTIVITIES
Maturity of short-term investments	93,110,790	287,182,116	338,326,568
Purchase of short-term investments	(72,111,213)	(278,357,234)	(344,308,865)
Purchase of property and equipment	(17,348)	(128,732)	(25,448)
Purchase of intangible assets [notes 5 and 6]	(1,055,900)	(1,131,280)	(350,866)
Proceeds on disposal of property and equipment	24,673	58,070	—
Cash received from note receivable [note 8]	—	—	650,000
Cash received from disposal of available for-sale investments [note 8]	—	1,380,550	—

Cash provided by (used in) investing activities	19,951,002	9,003,490	(5,708,611)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net	16,025	125,551	24,221,211

Cash provided by financing activities	16,025	125,551	24,221,211

Impact of foreign exchange on cash and cash equivalents	(274,629)	578,710	(370,581)

Net increase (decrease) in cash and cash equivalents during the year	2,090,046	(8,472,878)	21,575,478
Cash and cash equivalents, beginning of year	14,479,987	22,952,865	1,377,387

Cash and cash equivalents, end of year [note 9]	16,570,033	14,479,987	22,952,865

See accompanying notes

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(in Canadian dollars)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Transition Therapeutics Inc. [“Transition” or the “Company”] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of Alzheimer’s disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Transition Therapeutics Leaseholds Inc., Waratah Pharmaceuticals Inc. [“Waratah”] and Transition Therapeutics (USA) Inc.

All material intercompany transactions and balances have been eliminated on consolidation.

2. CHANGES IN ACCOUNTING POLICIES

Effective July 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets. This new standard replaces CICA 3062, “Goodwill and Other Intangible Assets” and CICA 3450, “Research and Development Costs”. The standard establishes standards for recognition, measurement, and disclosure of goodwill and intangible assets. The changes relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (“IFRS”). The adoption of this new standard did not have a material impact on the Company’s consolidated financial statements.

During the year the Company adopted the amendments to the disclosure requirements under CICA Handbook Section 3862 “Financial Instruments-Disclosure” for all financial assets and liabilities that are recognized at fair value in the consolidated financial statements. These amendments expand the disclosure requirements around fair value and establish a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates included in these consolidated financial statements are the evaluation of the profitability of a revenue contract, the valuation of intangible assets, future income tax assets, stock compensation and impairment assessments of property and equipment and intangible assets. Actual results could differ from the estimates used.

Cash and cash equivalents and short term investments

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase. The amortized cost of the cash equivalents approximates fair value due to the short time to maturity.

Short term investments consist of bankers’ acceptances and other debentures maturing in less than 12 months. Fair value of short term investments is determined based on a valuation model that uses daily pricing reports to determine the amount the holder would receive if the instrument were sold on that day.

Investment tax credits

Investment tax credits [“ITCs”] are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. ITCs are accounted for using the cost reduction method, whereby they are netted against the related research and development expenses or capital expenditures to which they relate.

Research inventory

Inventories consist of materials that are used in future studies and clinical trials, and are measured at the lower of cost and net realizable value. Net realizable value is measured at the estimated selling price of the inventory less estimated costs of completion and estimated costs to make the sale. The amount of the write-down of inventories is included in research and development expense in the period the loss occurs, which is currently at the time the inventory is acquired since the Company does not intend to sell the material used in studies and clinical trials.

Property and equipment

Capital assets, excluding leasehold improvements, are recorded at cost and amortized on a declining balance basis over their estimated useful lives as follows:

Computer equipment	30% and 45%
Office equipment and furniture	20%
Laboratory equipment	20%

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

Leasehold improvements are recorded at cost and amortized on a straight-line basis over the term of the lease plus one renewal period.

Intangible assets

Intangible assets consist primarily of technology, patents, compounds and licenses. Intangible assets are recorded at cost and are being amortized on a straight line basis over the estimated useful life, ranging from 5 to 20 years.

Impairment of long-lived assets

The Company assesses its property and equipment and intangible assets for recoverability whenever indicators of impairment exist. An impairment loss is recognized when the carrying value of an asset exceeds the sum of the undiscounted cash flow expected from the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and the respective tax bases of assets and liabilities, measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax asset will not be realized.

Revenue recognition

The Company recognizes revenue in accordance with Emerging Issues Committee Abstract 141 – Revenue Recognition. When evaluating multiple element arrangements, the Company considers whether the components of the arrangement represent separate units of accounting as defined in Emerging Issues Committee Abstract 142 – Revenue Arrangements with Multiple Deliverables. Application of this standard requires subjective determinations and requires management to make judgments about the fair value of the individual elements and whether such elements are separable from the other aspects of the contractual relationship.

The Company generally enters into two types of revenue producing arrangements with pharmaceutical companies: licensing arrangements and collaboration/co-development arrangements (“collaborations”).

Under a licensing arrangement the Company transfers the rights of a compound or series of compounds to a counterparty who directs the development, manufacture and commercialization of the product. The Company’s additional involvement is limited to involvement in a joint steering committee which the Company generally considers protective in nature. In return, the Company will generally receive an upfront fee, additional payments based on specifically defined developmental, regulatory, and commercial milestones, and a royalty based on a percentage of future sales of the product.

Under a collaboration arrangement the Company participates in the development by paying a fixed share of the development and commercialization costs in return for a fixed percentage of the product’s future profits. For contributing rights to the intellectual property the co-collaborator will pay the Company an upfront fee and additional payments based on specifically defined developmental and regulatory milestones. Collaboration agreements generally require the Company to participate in joint steering committees and to participate actively in the research and development of the product.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

Licensing arrangements

The Company accounts for revenue from licensing arrangements using the milestone method. Revenue related to up-front payments received in licensing arrangements are deferred and amortized into income over the estimated term of the arrangement. Revenue from milestone payments is recognized when the milestone is achieved.

Collaboration arrangements

The Company accounts for collaboration arrangements using a proportional performance model. Under this method, revenue and earnings are recorded as related costs are incurred, on the basis of the proportion of actual costs incurred to date, related to the estimated total costs to be incurred under the arrangement. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. In the event that there are significant uncertainties with respect to the total costs to be incurred, the Company uses a zero profit model (i.e., revenue will be recognized equal to direct costs incurred, but not in excess of cash received or receivable) so long as the overall arrangement is determined to be profitable in the future. In the event that the Company cannot determine if the overall arrangement will be profitable, all revenue associated with the arrangement is deferred until such time as the profitability determination can be made.

The Company uses an input based measure, primarily direct costs or other appropriate inputs, to determine proportional performance because the Company believes that the inputs are representative of the value being conveyed through the research and development activities. The Company believes that using direct costs as the unit of measure of proportional performance also most closely reflects the level of effort related to the Company’s performance under the arrangement. Direct costs are those costs that directly result in the culmination of an earnings process for which the counterparty to the arrangement receives a direct benefit. The nature of these costs are third party and internal costs associated with conducting clinical trial activities, allocated payroll related costs for representatives participating on the joint steering committee and sales and marketing costs during the co-commercialization period. Direct costs specifically exclude costs that are of a general and administrative nature.

Amounts resulting from payments received in advance of revenue recognized are recorded as deferred revenue in accordance with the zero profit proportional performance model described above or the earlier of (i) when the Company can meet the criteria for separate recognition of each element under the guidance of EIC 142; or (ii) after the Company has fulfilled all of its contractual obligations under the arrangement.

The Company is required to assess the profitability of the overall arrangement on a periodic basis throughout the life of the arrangement when events or circumstances indicate a potential change in facts. Such assessment is based on estimates to determine the most likely outcome based on available facts and circumstances at each assessment date. The estimates include the consideration of factors such as the progress and timing of clinical trials, competition in the market, the development progress of other potential competitive therapies, drug related serious adverse events and other safety issues in the clinical trials, pricing reimbursement in relevant markets and historical costs incurred compared to original estimates. When the periodic assessment or other events or circumstances indicate a loss will result from performance under the arrangement, the entire amount of the loss is charged against income in the period in which the determination is made.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

Research and development

Research and development expenses include salaries, stock-based compensation, clinical trial costs, manufacturing and research inventory. Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility are capitalized. To date, all of the development costs have been expensed.

Stock based compensation

The Company grants stock options to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company pursuant to the stock option plan described in note 13.

Compensation expense for employees is recognized for stock options based on the fair value of the options at the grant date. The fair value of the options is recognized over the vesting period of the options as general and administrative or research and development expense, with the corresponding amount included as a separate component of shareholders’ equity titled stock options. Compensation expense for consultants is recognized for stock options based on the fair value of the options over the period the consulting services are provided.

The fair value of stock options is estimated using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yield, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on conditions outside of the Company’s control. Changes in these assumptions could significantly impact stock-based compensation.

The stock option balance, included in shareholders’ equity is reduced as the options are exercised or when the options expire unexercised. If the stock options are exercised, cancelled or forfeited, the amount initially recorded for the options in stock options is credited to common shares or contributed surplus, along with the proceeds received on the exercise. If the stock options expire unexercised, the amount initially recorded for the options in stock options is credited to contributed surplus.

Net loss per common share

Basic net loss per common share is determined by dividing the net loss by the weighted average number of common shares outstanding during the year. Contingently returnable common shares are excluded when determining the weighted average number of common shares outstanding. Diluted net loss per common share is determined in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding during the year. All options are excluded from the calculation of diluted loss per common share as their effect is anti-dilutive.

Foreign currency transactions

Transactions undertaken in foreign currencies are translated into Canadian dollars at approximate exchange rates prevailing at the time the transactions occurred. Monetary assets and liabilities are translated into Canadian dollars at exchange rates in effect at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates. Exchange gains and losses are included in net income.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

Recent Canadian accounting pronouncements:

CICA Section 1582, Business Combinations

This pronouncement replaces CICA 1581, “Business Combinations”. The standard establishes standards for the accounting for a business combination and represents the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), “Business Combinations”. These changes are effective for business combinations occurring on or after January 1, 2011, with early adoption permitted. The Company is evaluating the effects of adopting this new standard and the date at which the Company will adopt the new standard.

CICA Section 1601, Consolidated Financial Statements and CICA Section 1602, Non-Controlling Interests

These pronouncements collectively replace CICA 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. This standard is equivalent to the corresponding provisions of IFRS standard IAS 27 (Revised), “Consolidated and Separate Financial Statements”. These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted as of the beginning of a fiscal year. The Company is evaluating the effects of adopting this new standard and the date at which the Company will adopt the new standard.

CICA EIC 175, Multiple-Deliverable Revenue Arrangements

This pronouncement provides an alternative method for determining the selling price of deliverables. This guidance eliminates the residual method of allocating arrangement consideration and requires expanded qualitative and quantitative disclosures. EIC 175 is effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after January 1, 2011 and early adoption is permitted. The Company is evaluating the effects of adopting this new standard.

4. GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan Pharma International Limited (‘Elan”) and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND005 (AZD-103), for the treatment of Alzheimer’s disease.

Under the terms of the agreement, the Company has received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, dependent upon the successful development, regulatory approval and commercialization of ELND005 (AZD-103), the Company will be eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008. Elan and the Company will share the costs and operating profits of ELND005 (AZD-103) if successfully developed and commercialized. Transition’s current cost share and ownership interest is 30%.

On August 9, 2010, Elan and Transition announced that they intend to advance ELND005 (AZD-103) into Phase III studies and have agreed to work together to systematically explore all strategic, operational, and global options for the asset with the intent of maximizing the value of ELND005 (AZD-103). Per the collaboration agreement, Transition may elect to maintain its 30% cost sharing percentage, increase such percentage up to 40% or decide not to continue cost sharing. If Transition continues cost sharing, then Transition will be entitled to a

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

share of the operating profits from the commercialization of ELND005 (AZD-103) equal to its cost sharing percentage and is entitled to a milestone payment of US$25 million upon initiation of the first Phase III trial. If Transition elects not to continue cost sharing, then Transition will be entitled to receive reduced milestone payments and tiered royalty payments on net sales of ELND005 (AZD-103) ranging in percentage from a high single digit to the mid teens, depending on the level of sales, for so long as ELND005 (AZD-103) is being commercialized. On August 20, 2010, Elan and Transition amended the collaboration agreement to extend the period, in which Transition may elect to maintain or increase its cost sharing percentage or decide to not continue cost sharing, to December 1, 2010.

At June 30, 2010, the Company has received a total of $20,719,750 (US$20,000,000) in up-front and milestone payments since the initiation of the collaboration agreement. These payments have been recorded as deferred revenue and will be recognized as revenue on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated.

Under the terms of the agreement, the Company can elect to participate in post Phase II development. The Company has until December 1, 2010 to make this election. Currently, certain post Phase II development costs are being incurred by Elan and these costs are being tracked by Elan for potential reimbursement by Transition should the Company elect to participate in post Phase II development. If the Company elects to participate in the post Phase II development, based on the Company’s development percentage of 30%, the Company would owe Elan approximately US$2.4 million for post Phase II development costs incurred up to June 30, 2010. If the Company elects to increase its participation to 40%, the Company would be required to make payments to Elan not in excess of US$10.0 million in respect of a fee to increase its participation percentage, and an additional US$0.8 million in respect of the post Phase II development costs. These costs have not been recorded as an expense or a liability at June 30, 2010 as the Company has not yet made a decision as to its participation.

At June 30, 2010, under the terms of the agreement, the Company owes Elan $853,933 for costs incurred during the three-month period ending June 30, 2010 relating to the Phase II clinical trial and open label extension study [June 30, 2009 – $1,872,981]. This amount has been recorded as a liability at June 30, 2010 and has been paid during the three-month period ending September 30, 2010.

5. LICENSING AND COLLABORATION AGREEMENTS WITH ELI LILLY AND COMPANY

(a)	On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly will retain this option up until the end of Phase II. If Lilly exercises these rights, Transition would be eligible to receive milestone payments of up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

(b)	On March 13, 2008, Lilly and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin based therapies, including the lead compound TT-223. Under the terms of the agreement, Transition has received a US$7 million up-front payment, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized. Transition and Lilly both participated in the Phase II clinical trial with lead compound TT-223 in type 2 diabetes and under the terms of the agreement, Lilly reimbursed the Company US$3 million for development costs associated with this trial. As the initial Phase II gastrin mono therapy trial has been completed, Lilly would be responsible for the costs of further development activities and the commercialization of all gastrin based therapeutic products worldwide.

During the fourth quarter of fiscal 2008, the Company received the up-front payment of $7,017,000 (US$7,000,000) from Lilly which was initially recorded as deferred revenue and has been recognized as revenue on a systematic basis as the profitability of the collaboration arrangement was reasonably estimated. During fiscal 2009, management determined that the agreement would be profitable in the future and accordingly, the Company has recognized $2,513,108 of the deferred revenue as revenue during the year ended June 30, 2009, and has recognized the remaining $4,503,892 during the year ended June 30, 2010. The costs associated with revenue was $1,706,706 in the year ended June 30, 2010 (2009 – $2,316,351).

On September 17, 2010, the Company announced that a clinical study of gastrin analogue TT-223 in combination with a Lilly proprietary GLP-1 analogue in patients with type 2 diabetes did not meet its efficacy endpoints. Given these findings, there will be no further development of TT-223.

6. ACQUISITION OF ASSETS FROM FORBES MEDI-TECH (RESEARCH) INC.

On August 18, 2008, the Company announced the acquisition of certain assets and the exclusive rights to three drug discovery projects from Forbes Medi-Tech (Research) Inc., a wholly owned subsidiary of Forbes Medi-Tech Inc. (“Forbes”).

In consideration for the acquisition of these assets and intellectual property rights, Transition paid Forbes US$1 million, and will potentially pay up to an additional US$6 million in contingent consideration dependent on all three technologies successfully achieving certain developmental and regulatory milestones.

Total consideration for the purchased assets, including acquisition costs, was $1,131,280. Based on the relative fair values of all the assets acquired, the total consideration paid has been recorded as one asset group of compounds, technology and patents acquired from Forbes. The compounds, technology, and patents acquired from Forbes will be amortized over 20 years which estimates the remaining useful life of the assets acquired (note 11).

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

In connection with this acquisition, the Company formed a United States-based subsidiary, Transition Therapeutics (USA) Inc, which was incorporated on July 14, 2008 and was formed to focus on the newly acquired discovery projects and other early-stage internal projects.

On March 31, 2009, the Company’s Board of Directors approved the closure of Transition Therapeutics (USA) Inc. which was completed during the fourth quarter of fiscal 2009. During the three-month period ended September 30, 2009, the Company entered into an agreement to sublet the facility and accordingly, reduced the provision for lease termination by $109,825. The following is a summary of the restructuring charges (recoveries) and payments through the year ended June 30, 2010:

	Balance at July 1, 2009	Recoveries	Payments	Balance at June 30, 2010
	$	$	$	$
Severance	(82,304)	—	82,304	—
Lease termination	299,051	(109,825)	(123,448)	65,778

	381,355	(109,825)	(205,752)	65,778

	Balance at July 1, 2008 $	Expense $	Payments $	Balance at June 30, 2009 $
Severance	—	193,208	(110,904)	82,304
Lease termination	—	299,051	—	299,051

	—	492,259	(110,904)	381,355

7. LICENSING AGREEMENT WITH NOVO NORDISK

On November 5, 2007, the Company announced that following negotiations, Novo Nordisk and Transition were not able to come to agreement for an exclusive license to all of the Company’s diabetes programs. Accordingly, Transition terminated the agreement between the companies, returning to Transition all rights held by Novo Nordisk relating to E1-I.N.T. TM As a result of the licensing agreement being terminated, the remaining deferred amounts totaling $1,563,911 were recognized as licensing fee revenue during the year ended June 30, 2008.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

8. NET ASSETS TRANSFERRED UNDER CONTRACTUAL ARRANGEMENT

On October 4, 2004, the Company signed a Share Purchase Agreement (the “Agreement”) to sell one of its wholly-owned subsidiaries, Stem Cell Therapeutics Inc. (“SCT”), whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson’s disease. The Agreement includes an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

During the year ended June 30, 2008, the Company received the third anniversary payment of $650,000 in cash which was recorded as a gain in the statement of loss. At June 30, 2008, total payments received amounted to $1,850,000.

In December, 2008, Stem Cell Therapeutics Corporation [“Stem Cell”] elected to make the final payment of $1,650,000 in the form of Stem Cell common shares from treasury. Pursuant to the terms of the agreement, the shares were issued at a price of approximately $0.07 per Stem Cell share resulting in Transition receiving 23,272,633 freely tradable Stem Cell common shares, representing approximately 18.35% of the post issuance outstanding common shares of Stem Cell. The shares received were the only shares that Transition owned of Stem Cell.

During the year ended June 30, 2009, the Company disposed of all its shares of Stem Cell. The Company received net proceeds of $1,380,550 and recognized a loss on disposal of $269,450.

9. CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase. The weighted average rate of return on these funds at June 30, 2010 was 0.4% [June 30, 2009 – 2.1%; June 30, 2008 – 3.4%].

Short term investments consist of bankers’ acceptances and medium term note debentures totaling $10,507,822 at June 30, 2010 [June 30, 2009 – $31,161,069] with effective interest rates between 0.3% and 0.8% and maturity dates between July 20, 2010 and May 26, 2011.

Cash and cash equivalents consist of the following:

	June 30, 2010	June 30, 2009	June 30, 2008
	$	$	$
Cash	11,505,222	2,490,727	6,155,340
Cash Equivalents	5,064,811	11,989,260	16,797,525

	16,570,033	14,479,987	22,952,865

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

10. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	June 30, 2010
	Cost $	Accumulated Amortization $	Net book value $
Computer equipment	357,808	280,688	77,120
Office equipment and furniture	182,198	131,718	50,480
Laboratory equipment	1,263,897	913,216	350,681
Leasehold improvements	271,996	144,640	127,356

	2,075,899	1,470,261	605,637

	June 30, 2009
	Cost $	Accumulated amortization $	Net book value $
Computer equipment	374,394	249,319	125,075
Office equipment and furniture	178,884	119,511	59,373
Laboratory equipment	1,315,731	875,952	439,779
Leasehold improvements	271,996	115,677	156,319

	2,141,005	1,360,459	780,546

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

11. INTANGIBLE ASSETS

Intangible assets consist of the following:

	June 30, 2010
	Cost $	Accumulated amortization $	Net book value $
Technology acquired on acquisition of Waratah	39,799,917	39,799,917	—
Technology and patents acquired from Protana	4,412,594	4,159,981	252,613
Technology, products and patents acquired from ENI	16,135,399	5,113,776	11,021,623
Patent portfolio	386,000	366,000	20,000
Compounds acquired from NeuroMedix	11,085,259	2,322,354	8,762,905
Compounds, technology and patents acquired from Forbes (note 6)	1,131,280	1,131,280	—
License acquired from Lilly (note 5)	1,055,900	18,039	1,037,861

	74,006,349	52,911,347	21,095,002

	June 30, 2009
	Cost $	Accumulated amortization $	Net book value $
Technology acquired on acquisition of Waratah	39,799,917	39,799,917	—
Sub-licensing fees and prepaid royalties paid to General Hospital Corp (“GHC”)	778,691	778,691	—
Technology and patents acquired from Protana	4,412,594	3,402,116	1,010,478
Technology, products and patents acquired from ENI	16,135,399	4,126,306	12,009,093
Patent portfolio	386,000	250,667	135,333
Compounds acquired from NeuroMedix	11,085,259	1,583,326	9,501,933
Compounds, technology and patents acquired from Forbes (note 6)	1,131,280	49,552	1,081,728

	73,729,140	49,990,575	23,738,565

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

The amortization to be taken on intangible assets by fiscal year is as follows:

$
2011	2,051,910
2012	1,779,296
2013	1,779,296
2014	1,779,296
2015	1,779,296
Thereafter	11,925,908

21,095,002

The amortization of all intangible assets relates to the research and development efforts of the Company.

During the year ended June 30, 2010, the Company terminated the licensing agreement with London Health Sciences Centre Research Inc. and accordingly, the associated patents were written off, resulting in an impairment loss of $71,499 being recognized. In addition, during the year, management suspended indefinitely the development of the compounds, technology and patents acquired from Forbes. As a result, management does not expect any future cash flows arising from the intangible assets acquired from Forbes. Accordingly, the intangible assets were written down to their estimated fair value of nil and an impairment loss of $1,053,446 was recognized.

During the year ended June 30, 2009, the license agreement with GHC was terminated. Under the license agreement, the Company was committed to making royalty payments on the net sales of any product commercialized based on this technology. Following the termination, the Company no longer has any financial obligations to GHC. Transition determined that the sub-licensing fees and prepaid royalties paid to GHC have a fair value of Nil. Accordingly, these assets totaling $658,231 were written off as of June 30, 2009.

12. SHARE CAPITAL

[a] Authorized

At June 30, 2010, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

[b] Common shares issued and outstanding during the year

[i]	On July 9, 2007 the Company announced the completion of the consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every nine (9) pre-consolidation common shares. The Toronto Stock Exchange (“TSX”) approved the consolidation and the common shares of the Company commenced trading on the TSX on a post-consolidated basis at the opening of trading on Monday, July 9, 2007. The share consolidation has been effected to satisfy the NASDAQ’s listing criteria regarding minimum bid price. This share consolidation was approved by Transition’s shareholders at the Company’s Annual and Special Meeting held in December 2006. The share consolidation affects all of the Company’s common shares and stock options outstanding at the effective date. Fractional shares were not issued and each shareholder’s aggregated fraction was paid out in cash on the basis of a fraction of $15.75.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

[ii]	On July 11, 2007, the Company announced the closing of its private placement financing issuing 1,736,107 common shares at a price of $14.40 per common share, raising gross proceeds of $25,000,000. The Company incurred total share issuance costs of $1,031,433 resulting in net cash proceeds of $23,968,567.

[iii]	On December 21, 2007, the Company, along with Elan, jointly announced the initiation of a Phase II clinical study. In connection with this initiation, the Company issued the former shareholders of ENI the first contingent consideration milestone in the form of 174,123 common shares at a price of $10.86 per share, representing the weighted average closing trading price for the five trading days prior to issuance. The shares issued had a fair value of $1,890,976 and represent additional consideration paid to acquire the technology, products and patents from ENI. Accordingly, the consideration has been capitalized to intangible assets (note 11).

[iv]	The weighted average number of common shares used in the computation of basic and diluted net loss per common share for the year ended June 30, 2010 is 23,137,059 [year ended June 30, 2009 – 23,132,254; year ended June 30, 2008 – 22,949,425]

The outstanding options to purchase common shares of 2,070,127 [2009 – 2,059,036; 2008 – 1,870,263] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive. For the year ended June 30, 2010, 79,908 [2009 and 2008 – 79,908] contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

[c] Stock Options

Stock options	#	$	Weighted Average Exercise Price $
Stock options outstanding, June 30, 2007	605,883	1,538,396	7.02
Stock options issued [i]	1,345,266	—	13.59
Stock options exercised [ii]	(45,736)	(162,035)	5.52
Stock options expired [iii]	—	—	—
Stock options forfeited or cancelled [iv]	(35,150)	(4,499)	8.51
Stock based compensation expense	—	1,721,873	—

Stock options outstanding, June 30, 2008	1,870,263	3,093,735	11.77
Stock options issued [i]	311,800	—	4.93
Stock options exercised [ii]	(28,453)	(83,007)	4.41
Stock options expired [iii]	(15,083)	(96,270)	8.87
Stock options forfeited or cancelled [iv]	(79,491)	(51,642)	9.63
Stock based compensation expense	—	2,462,828

Stock options outstanding, June 30, 2009	2,059,036	5,325,644	10.94
Stock options issued [i]	40,000	—	3.42
Stock options exercised [ii]	(2,439)	(11,414)	6.57
Stock options expired [iii]	(12,221)	(86,591)	10.80
Stock options forfeited or cancelled [iv]	(14,249)	(73,614)	10.28
Stock based compensation expense	—	2,183,455	—

Stock options outstanding, June 30, 2010	2,070,127	7,337,480	10.80

[i]	The fair value of the stock options issued during the year ended June 30, 2010 is $80,800 [2009 – $798,198; 2008 – $7,506,737].

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

[ii]	During the year ended June 30, 2010, 2,439 stock options were exercised [2009 – 28,453; 2008 – 45,736]. These stock options had a recorded value of $11,414 [2009 – $83,007; 2008 – $162,035] and resulted in cash proceeds to the Company of $16,025 [2009 – $125,551; 2008 – $252,644].
[iii]	During the year ended June 30, 2010, 12,221 stock options expired unexercised [2009 – 15,083; 2008 – Nil]. These expired stock options had a fair value of $86,591 which has been reclassified to contributed surplus [2009 – $96,270; 2008 – NIL].
[iv]	During the year ended June 30, 2010, 14,249 stock options were forfeited [2009 – 79,491; 2008 – 35,150]. These forfeited stock options had a fair value of $73,614 [2009 – $311,566; 2008 – $199,397] and all of these options were vested at the time of forfeiture [2009 – 9,680 of these options were vested at the time of forfeiture and had a fair value of $51,642; 2008 – 550 of these options were vested at the time of forfeiture and had a fair value of $4,499].
[v]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at June 30, 2010 are $22,353,269 [June 30, 2009 – $22,517,579; June 30, 2008 – $22,005,602].

13. STOCK-BASED COMPENSATION PLANS

The Company’s stock option plan is designed to attract and retain key individuals and recognize individual and overall corporate performance. In terms of performance, the Company’s policy is to establish annual goals with respect to business strategy and the individual’s area of direct responsibility. The Company grants options to its employees at the time when they join the organization and then subsequent grants are issued at the discretion of the Board of Directors. Grants issued are based on the level of the position that the employee is hired for and their overall experience and subsequent grants are based on the level of position, the Company’s performance, and the employee’s performance. Stock option grants are approved by the Board of Directors. The Board of Directors considers the amount and the terms of outstanding options when determining whether and how many new option grants will be made.

Options granted to employees generally vest monthly or annually over a 3 to 4 year period, provided that the employee is employed by the Company for 6 months. The exercise price of the options is equal to the greater of (1) the closing price the day prior to the grant; (2) the weighted average trading price for five trading days prior to grant; and (3) the price determined by the Board of Directors at the time of the grant. All grants expire 5 years after the grant date or generally terminate 3 to 6 months after the employee leaves the Company depending on the circumstances of their departure.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. The expected volatilities have been computed based on trailing 4 year historical share price trading data of week ending closing prices. The risk-free rate is based on the average of 3 year and 5 year Government of Canada marketable bond rates in effect at the time of the grants. The expected life of the option is estimated to be 4 years based on historical option exercising patterns.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

In November 1999, the Company established a Stock Option Plan [the “Plan”] for the directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company in order to secure for the Company and its shareholders the benefit of an incentive interest in share ownership by participants under the Plan. The Plan is administered by the Board of Directors of the Company.

In December 2005, the shareholders voted to amend the stock option plan of the Company to change the maximum number of common shares available for issuance under the stock option plan from a fixed number to a rolling number equal to 10% of the then issued and outstanding common shares of the Company, from time to time.

In December 2008, the shareholders voted to approve and reaffirm the unallocated options under the plan as required every three years and also voted to amend the stock option plan of the Company to (i) to extend the time for exercising an option if the expiry date is during a Black-Out Period, and (ii) to include amending procedures that specify which Stock Option Plan changes require shareholder approval.

All stock options granted under the Plan must be exercised within a maximum period of five years following the grant date thereof. The maximum number of common shares that may be issued pursuant to stock options granted under the Plan shall not exceed 10% of the issued and outstanding common shares. The maximum number of common shares that may be issued to any individual pursuant to stock options granted under the Plan will not exceed 5% of the outstanding common shares and the total number of common shares that may be issued to consultants pursuant to stock options granted under the Plan will not exceed 2% of the issued and outstanding common shares in any twelve month period. The vesting period is determined at the time of each option grant but must not exceed five years.

A summary of options outstanding as at June 30, 2010 under the plans are presented below:

	Outstanding			Exercisable
Range of exercise prices $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $
3.42-7.65	665,736	2.34	4.97	443,811	1.44	5.43
8.51-12.78	72,278	0.78	11.55	65,953	0.60	11.59
13.00-14.58	1,113,224	2.83	13.30	671,728	2.82	13.27
15.48-18.00	218,889	2.01	15.59	217,652	2.01	15.57

	2,070,127			1,399,144

A summary of options outstanding as at June 30, 2009 under the plans are presented below:

	Outstanding			Exercisable
Range of exercise prices $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $
4.00-7.65	628,423	3.15	5.07	369,029	1.90	5.68
8.51-12.78	94,727	0.81	11.22	84,291	0.46	11.24
13.00-14.58	1,114,992	3.83	13.30	372,898	3.79	13.25
15.48-18.00	220,894	2.98	15.58	149,581	2.97	15.58

	2,059,036			975,799

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

A summary of options outstanding as at June 30, 2008 under the plans are presented below:

	Outstanding			Exercisable
Range of exercise prices $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $
3.15-7.65	416,891	2.80	5.60	299,021	2.76	5.55
9.72-12.78	98,446	1.91	11.46	78,031	1.26	11.57
13.00-14.58	1,125,332	4.83	13.30	96,318	4.70	13.02
15.48-18.00	229,594	4.00	15.58	92,159	3.99	15.58

	1,870,263			565,529

For the year ended June 30, 2010, total stock based compensation expense was $2,183,455 [2009 – $2,462,828; 2008 – $1,721,873], split between general and administrative expense of $1,513,404 [2009 – $1,646,481; 2008 – $1,029,747] and research and development of $670,051 [2009 – $816,347; 2008 – $692,126].

The fair value of options granted during fiscal 2010 is $80,800 [2009 – $798,198; 2008 – $7,506,737]. The fair value of the options at the date of grant for the year ended June 30, 2010 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option life 4 years [2009 and 2008 – 4 years], volatility of 0.844 [2009 – between 0.669 and 0.713; 2008 – between 0.558 and 0.708] risk free interest rate of 2.28% [2009 – between 1.69% and 2.98%; 2008 – between 3.24% and 3.61%] and a dividend yield of 0% [2009 and 2008 – 0%].

The weighted average grant date fair value of options granted during the year ended June 30, 2010 was $2.02 [2009 – $2.56; 2008 – $5.58].

As at June 30, 2010, 2009 and 2008, total compensation cost related to non-vested awards not yet recognized is $2,857,178, $5,042,970 and $7,141,444 respectively. The weighted average period over which it is expected to be recognized is 22, 31 and 36 months respectively.

For fiscal 2010, the weighted average exercise price and the weighted average remaining contractual life of the outstanding stock options are $10.80 and 2.52 years [2009 – $10.94 and 3.39 years; 2008 – $11.77 and 4.12 years]. The weighted average exercise price and the weighted average remaining contractual life of the exercisable stock options are $11.06 and 2.15 years [2009 – $10.57 and 2.66 years; 2008 – $9.29 and 3.08 years].

The intrinsic value of options exercised during fiscal 2010 is $4,804 [2009 – $137,112; 2008 – $279,593] and the intrinsic value of options granted for fiscal 2010, 2009 and 2008 is nil.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

14. INCOME TAXES

[a]	As at June 30, 2010, the Company has total Canadian non-capital losses of approximately $48,068,000 [2009 – $34,703,000] available for carryforward. The non-capital losses will begin to expire as follows:

$
2014	2,513,000
2015	3,407,000
2026	4,547,000
2027	5,239,000
2028	4,470,000
2029	14,055,000
2030	13,837,000

48,068,000

As at June 30, 2010, the Company also has approximately $33,692,000 [2009 – $30,355,000] in Canadian scientific research and experimental development expenditures which can be carried forward indefinitely to reduce future years’ taxable income. During fiscal 2010 the Company recorded $76,619 [2009 – $300,000] of refundable provincial ITCs which was recorded as a reduction to research and development, net. The Company has approximately $7,795,000 [2009 – $7,619,000] in federal ITCs and $384,676 of non refundable Ontario Research Development Tax Credits that can be carried forward for up to twenty years and used to reduce the Company’s taxes payable.

[b]	Significant components of the Company’s future tax assets and liabilities are as follows:

	2010 $	2009 $
Future tax assets
Capital and intangible assets	2,955,259	3,276,325
Deferred revenue	5,179,938	7,472,492
Non-capital loss carryforwards	12,016,952	10,140,714
Canadian scientific research and experimental development expenditures	8,422,983	8,888,017
Investment tax credits	6,851,572	6,316,863
Financing and share issuance costs	192,872	482,518
Loss on disposal of SCT shares	33,681	39,070

Total future tax assets	35,653,257	36,615,999

Future tax liabilities
Intangible assets	(4,445,015)	(6,295,980)
Leasehold inducement	(14,290)	(19,892)

Total future tax liabilities	(4,459,305)	(6,315,872)

	31,193,952	30,300,127
Less valuation allowance	(31,193,952)	(30,300,127)

Net future tax liability	—	—

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

[c]	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery is as follows:

	2010 $	2009 $	2008 $
Tax Recovery at combined federal and provincial rates of 32.50% (2009 – 33.25%; 2008 –34.81%)	(6,275,396)	(7,439,518)	(5,611,094)
Non-deductible permanent differences:
Stock-based compensation	709,623	818,840	599,384
Other permanent and non-deductible items	4,007	61,097	4,766
Impact of changes in tax rates	4,683,975	611,856	3,655,230
Financing and share issuance costs	—	—	(359,042)
Non-refundable investment tax credits	(535,010)	(1,568,981)	(1,154,920)
Losses expired in the year	549,210	389,391	—
Other	(30,234)	1,497,840	—
Future tax assets not recognized for accounting	893,825	5,629,475	2,865,676

	—	—	—

15. RELATED PARTY TRANSACTIONS

During fiscal 2010, the Company paid legal fees to a law firm where the Company’s Secretary is a partner and to a corporation controlled by the Company’s Secretary. Total fees and disbursements charged to the Company by these companies during the year ended June 30, 2010 were $5,718 [2009 – $11,673; 2008 – $6,165] and are included in general and administrative expenses. The balance owing at June 30, 2010 is $766 and 2009 is Nil. These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

16. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in operating assets and liabilities consists of the following:

	2010 $	2009 $	2008 $
Due from Lilly	464,722	(45,317)	(472,220)
GST and other receivable	284,864	(78,766)	39,195
Investment tax credits receivable	786,744	(300,000)	(133,652)
Prepaid expenses and deposits	241,732	183,476	(454,489)
Accounts payable and accrued liabilities	(406,108)	(122,838)	(1,290,465)
Due to Elan	(1,019,048)	77,739	1,097,499
Deferred revenue	—	—	17,719,773

	352,906	(285,706)	16,505,641

Supplemental cash flow information
Interest paid	—	—	—
Income tax paid	—	—	—

On December 21, 2007, the Company issued the former shareholders of ENI the first contingent consideration milestone in the form of 174,123 common shares at a price of $10.86 per share, representing the weighted average closing trading price for the five trading days prior to issuance. The shares issued had a fair value of $1,890,976 and represent additional consideration paid to acquire the technology, products and patents from ENI.

17. CONTINGENCIES AND COMMITMENTS

[a]	As at June 30, 2010, the Company is committed to aggregate expenditures of $6,000 [2009 – $17,000] under its collaboration agreements. In addition, at June 30, 2010, the Company is committed to aggregate expenditures of approximately $555,000 [2009 – $2,257,000] for clinical and toxicity studies to be completed during fiscal 2011 and approximately $561,000 [2009 – $171,000] for manufacturing agreements.

Subsequent to June 30, 2010, the Company entered into manufacturing and clinical and toxicity study agreements aggregating $1,714,000.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

[b]	The Company leases premises under operating leases expiring at various dates to June 30, 2011 with an option to extend to 2015. In addition, the Company leases photocopiers under operating leases that expire on various dates to March, 2012. Future minimum annual lease payments under these operating leases, in aggregate and over the next five years are as follows:

$
2011	277,926
2012	171,486
2013	12,988
2014	—
2015	—

462,400

During the year, the rental expense for the various premises under operating leases was $594,690 [2009 – $806,684; 2008 – $476,632].

[c]	The following commitments are associated with Waratah:

[i] ELND005 (AZD-103) Technology License:

The Company has a worldwide exclusive license to intellectual property relating to ELND005 (AZD-103) with the inventor, an Alzheimer’s disease researcher at the University of Toronto. Under the agreement, the inventor may receive milestone payments of up to $150,000. For therapeutic products, a royalty of 2.5% will be due on the first $100,000,000 of revenues received by the Company and 1.5% of revenues thereafter. For diagnostic products, a royalty of 10% will be due on the first $100,000,000 of revenues received by the Company and 7% of revenues thereafter. Also, the inventor may receive up to $25,000 for additional patent applications under this license. The agreement remains in force until the expiration of the last to expire patent.

In addition, under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in Transition common shares at the then market price and a royalty of up to 1% on net sales of ELND005 (AZD-103) product.

[ii] NeuroMedix Technology License:

The Company has a worldwide exclusive license to intellectual property relating to the compounds acquired from NeuroMedix which were in-licensed from Northwestern University. Under the Agreement, Northwestern University may receive milestone payments up to US$1,350,000. In addition, Northwestern will receive 1-2% royalties on product sales and royalties of 3-6% on fees received by the Company from sublicensing the technology. On an annual basis, Northwestern University is paid an annual license fee of US$10,000 which is due every year until the launch of a licensed product. After the launch of a licensed product the minimum annual royalty is US$25,000 in the first year and US$50,000 thereafter, which is creditable against any royalties paid that year.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

18. GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

19. SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. All revenues recognized during the years ended June 30, 2010 and 2009 are from one partner, Lilly, a company based in the United States of America.

20. CAPITAL MANAGEMENT AND LIQUIDITY RISK

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive funding arrangements such as collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements since inception primarily through share issuances and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the year ended June 30, 2010 from the previous fiscal year.

The Company has filed a short form base shelf prospectus which can be utilized to raise up to US$75 million, the proceeds from which would be used to fund current and future clinical development programs. The shelf prospectus is effective and provides for the potential offering in selected Canadian provinces and the United States of up to an aggregate amount of US$75 million of Transition’s common shares, warrants, or a combination thereof, from time to time in one or more offerings until November 8, 2011. Utilization of the US shelf prospectus is dependent upon meeting certain market capitalization thresholds at the time of financing. The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months. However, the Company’s working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company. When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all.

21. FINANCIAL INSTRUMENTS

[a] Categories of financial assets and liabilities

Under CICA Section 3862, Financial Instruments – Disclosures, the Company is required to provide disclosures regarding its financial instruments. Cash is measured at fair value and the remaining financial instruments are measured at amortized cost. The following table outlines the Company’s financial instruments, their classification, carrying value and fair value.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

Financial Instrument	Classification	Carrying Value ($)	Fair Value ($)
Cash	Held for trading	11,505,222	11,505,222
Cash equivalents	Held to maturity	5,064,811	5,064,811
Short term investments	Held to maturity	10,507,822	10,506,917
Due from Lilly	Loans and receivables	52,815	52,815
Accounts payable and accrued liabilities	Other liabilities	1,236,470	1,236,470
Due to Elan	Other liabilities	853,933	853,933

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. Fair value of cash equivalents and short term investments is determined based on a valuation model that uses daily pricing reports to determine the amount the holder would receive if the instrument were sold on that day. This methodology of determining fair value would be classified as Level 2.

[b] Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk, including foreign exchange and interest rate risks, credit risk and liquidity risk. Risk management is the responsibility of the Company’s finance function which identifies, evaluates and where appropriate, mitigates financial risks.

[i] Foreign exchange risk:

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk.

Balances in foreign currencies at June 30, 2010 and June 30, 2009 are approximately:

	June 30, 2010 US$	June 30, 2009 US$
Cash and cash equivalents	2,790,726	4,037,853
Short term investments	—	6,023,754
Due from Lilly	49,610	445,022
Accounts payable and accrued liabilities	(347,552)	(596,737)
Due to Elan	(802,116)	(1,610,473)

	1,690,668	8,299,419

Fluctuations in the US dollar exchange rate may potentially have a significant impact on the Company’s results of operations. At June 30, 2010, if the Canadian dollar weakened 10% against the

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

US dollar, with all other variables held constant, net loss and comprehensive loss for the year ended June 30, 2010 would have increased by approximately $27,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, net loss and comprehensive loss for the period would have decreased by approximately $27,000.

[ii] Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. Although the Company monitors market interest rates, the Company’s investment policies are designed to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Based on the Company’s cash equivalents and short term investments at June 30, 2010, a 1% increase in market interest rates would decrease the Company’s net loss and comprehensive loss by approximately $341,000. Conversely, a 1% decrease in market interest rates would increase the net loss by eliminating the interest income recorded in the amount of $197,579.

Interest income from cash, cash equivalents and short term investments was $199,733 for the year ended June 30, 2010 [2009 – $999,346].

[iii] Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

The Company’s exposure to credit risk at period end is the carrying value of its cash, cash equivalents, short term investments, other receivables and due from Lilly.

The Company manages credit risk by maintaining bank accounts with Schedule 1 banks and investing in cash equivalents with maturities less than 90 days and ratings of R-1 or higher. Short term investments consist of bankers’ acceptances and other debentures maturing in less than 12 months and ratings of R-1 or higher. At June 30, 2010 cash, cash equivalents and short term investments are spread amongst four Canadian financial institutions. The Company mitigates other credit risk by entering into long-term revenue agreements with companies that are well-funded and represent a low risk of default. The Company currently does not have an allowance against amounts receivable and there are no significant amounts past due.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

[iv] Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due.

The Company’s investment policies are designed to maintain safety of principal and provide sufficient readily available cash in order to meet its liquidity requirements. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. All cash equivalents and short term investments have maturities less than one year.

At June 30, 2010 the Companies financial liabilities which include accounts payable and accrued liabilities and amounts due to Elan are current and will be repaid within 1 to 3 months.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

22. CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) RECONCILIATION

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States (“U.S.”), differs from that applied in Canada:

(a) Consolidated statements of loss and comprehensive loss:

The following table reconciles net loss as reported in the accompanying consolidated statements of loss and comprehensive loss for the years ended June 30, 2010, 2009 and 2008 that would have been reported, had the consolidated financial statements been prepared in accordance with U.S. GAAP:

	2010	2009	2008
	$	$	$
Net loss in accordance with Canadian GAAP	(19,308,910)	(22,374,491)	(16,119,202)
Reversal of amortization of acquired technologies (d)	1,862,603	2,612,625	1,815,136
Gain on note receivable (e)	—	—	1,650,000
Expense intangibles acquired with respect to Lilly (d)	(1,055,900)	—	—
Expense intangibles acquired with respect to Forbes (d)	—	(1,131,280)	—
Expense intangibles acquired with respect to additional consideration paid with respect to ENI (d)	—	—	(1,890,976)
Expense other intangibles acquired (d)	—	—	(350,866)
Reversal of impairment of intangible assets (d)	1,124,945	—	—
Adjustment to stock-based compensation expense for estimated forfeitures and application of the fair value method to prior years’ stock options (f)	253,904	54,892	58,884

Net loss and comprehensive loss for the period in accordance with U.S. GAAP	(17,123,358)	(20,838,254)	(14,837,024)

The following table details the computation of U.S. GAAP basic and diluted loss per share:

	2010	2009	2008
	$	$	$
Net loss and comprehensive loss attributable to common shareholders:
Basic and diluted	(17,123,358)	(20,838,254)	(14,837,024)

Weighted average shares:
Basic and diluted	23,137,059	23,132,254	22,949,425

Net loss and comprehensive loss per share:
Basic and diluted	(0.74)	(0.90)	(0.65)

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

(b) Consolidated statements of changes in shareholders’ equity:

Shareholders’ equity under U.S. GAAP is as follows:

	Common shares		Additional paid-in capital $	Deficit $	Total shareholders’ equity $
	Number	Amount $
Shareholders’ equity, June 30, 2007	21,230,741	$134,659,397	$4,933,270	$(113,100,442)	$26,492,225
Issued in connection with private placement	1,736,107	23,968,567	—	—	23,968,567
Issued as additional consideration regarding ENI	174,123	1,890,976	—	—	1,890,976
Exercise of stock options	45,736	414,679	(162,035)	—	252,644
Stock-based compensation	—	—	1,662,989	—	1,662,989
Net loss and comprehensive loss for the year	—	—	—	(14,837,024)	(14,837,024)

Balance June 30, 2008	23,186,707	160,933,619	6,434,224	(127,937,466)	39,430,377

Exercise of stock options	28,453	208,558	(83,007)	—	125,551
Stock-based compensation	—	—	2,407,936	—	2,407,936
Net loss and comprehensive loss for the year	—	—	—	(20,838,254)	(20,838,254)

Balance June 30, 2009	23,215,160	161,142,177	8,759,153	(148,775,720)	21,125,610

Exercise of stock options	2,439	27,439	(11,414)	—	16,025
Stock-based compensation	—	—	1,929,551	—	1,929,551
Net loss and comprehensive loss for the year	—	—	—	(17,123,358)	(17,123,358)

Balance June 30, 2010	23,217,599	161,169,616	10,677,290	(165,899,078)	5,947,828

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

(c) Consolidated balance sheets:

The following table shows the consolidated balance sheets under Canadian GAAP as compared to U.S. GAAP as at June 30, 2010 and June 30, 2009:

	June 30, 2010		June 30, 2009
	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $
Assets:
Current
Cash and cash equivalents	16,570,033	16,570,033	14,479,987	14,479,987
Short term investments	10,507,822	10,507,822	31,161,069	31,161,069
Due from Lilly	52,815	52,815	517,537	517,537
GST and other receivables	72,686	72,686	357,550	357,550
Investment tax credits receivable	206,313	206,313	993,057	993,057
Prepaid expenses and deposits	549,218	549,218	790,950	790,950

	27,958,887	27,958,887	48,300,150	48,300,150
Property and equipment, net	605,637	605,637	780,546	780,546
Intangible assets (d)	21,095,002	250,617	23,738,565	962,532

	49,659,526	28,815,141	72,819,261	50,043,228

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

	June 30, 2010		June 30, 2009
	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $
Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable (h)	—	—	—	—
Accrued liabilities (h):
Research contracts	437,116	437,116	415,258	415,258
Professional services	230,655	230,655	294,127	294,127
Payroll and vacation	281,165	281,165	355,234	355,234
Facility closure	65,778	65,778	299,052	299,052
Capital tax and other	221,756	221,756	388,732	388,732

	1,236,470	1,236,470	1,752,403	1,752,403
Due to Elan	853,933	853,933	1,872,981	1,872,981
Current portion of deferred revenue	—	—	4,503,892	4,503,892

	2,090,403	2,090,403	8,129,276	8,129,276

Deferred revenue	20,719,750	20,719,750	20,719,750	20,719,750
Leasehold inducement	57,160	57,160	68,592	68,592

	22,867,313	22,867,313	28,917,618	28,917,618

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

Shareholders’ equity:
Common shares	160,498,537	161,169,616	160,471,098	161,142,177
Contributed surplus	4,800,368	4,240,893	4,640,163	4,080,688
Stock options	7,337,480	6,436,397	5,325,644	4,678,465
Deficit	(145,844,172)	(165,899,078)	(126,535,262)	(148,775,720)

	26,792,213	5,947,828	43,901,643	21,125,610

	49,659,526	28,815,141	72,819,261	50,043,228

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

(d) Intangible assets acquired from others for use in research and development:

Under U.S. GAAP, any of the Company’s acquired technologies which require regulatory approval to be commercialized and which have no proven alternative future uses are considered in-process research and development and are immediately expensed upon acquisition in accordance with Accounting Standards Codification “ASC” Topic 730, Accounting for Research and Development Costs. Under Canadian GAAP, the acquired technologies, patents and licenses are considered to be intangible assets which are capitalized and amortized over their expected useful lives.

During the year ended June 30, 2010, the Company acquired the exclusive worldwide rights to a series of preclinical compounds in the area of diabetes. The Company paid $1,055,900 on account of these preclinical compounds which are considered to be in-process research and development and accordingly, have been expensed under U.S. GAAP.

During the year ended June 30, 2009, the Company acquired certain assets and the exclusive rights to three drug discovery projects from Forbes. The Company paid $1,131,280 on account of these drug discovery projects which are considered to be in-process research and development and accordingly, have been expensed under U.S. GAAP.

During the year ended June 30, 2008 the Company (i) issued the former shareholders of ENI the first contingent milestone in the form of 174,123 common shares, representing additional consideration of $1,890,976 paid to acquire the technology, products and patents from ENI and; (ii) made a payment of $350,866 to the GHC relating to the TT-223 gastrin technology triggered by the receipt of non-royalty income received from Lilly.

The additional consideration paid to the former shareholders of ENI relating to ELND005 (AZD-103) is considered to be in-process research and development, and accordingly, has been expensed under U.S. GAAP. The payment made to GHC relating to the TT-223 gastrin technology is considered to be in-process research and development and accordingly, have been expensed under U.S. GAAP.

During the year ended June 30, 2010, under Canadian GAAP the Company recorded an impairment of intangible assets of $1,124,945 comprised of $1,053,446 relating to the technology acquired from Forbes and $71,499 relating to the London Health Sciences patent portfolio. These assets were not capitalized under U.S. GAAP and accordingly the impairment loss would not have been recognized under U.S. GAAP.

During the year ended June 30, 2010, the Company recorded $711,915 in amortization expense relating to intangible assets capitalized under U.S. GAAP [year ended June 30, 2009 – $965,245; year ended June 30, 2008 – $874,165]. The weighted average amortization period for the intangible assets recorded under U.S. GAAP is 4 months. The Company expects to recognize amortization expense relating to intangible assets recorded under U.S. GAAP by fiscal year as follows:

$
2011	250,617

Total	250,617

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

(e) Gain on transfer of the ownership interest of SCT:

The transfer of the ownership interest of SCT included the disposition of in-process research and development that was capitalized under Canadian GAAP. For U.S. GAAP purposes, in-process research and development is expensed in the period of acquisition. Therefore, the net carrying value of the assets transferred under a contractual arrangement was reduced by $1,989,607 on the date of the transaction. In fiscal 2007 the Company received a payment of $400,000 from SCT which was recorded as a gain for both Canadian and U.S. GAAP. During fiscal 2008, the Company received another payment from SCT in the amount of $650,000 which was also recorded as a gain for U.S. GAAP. Under Canadian GAAP, the Company accounted for the note receivable at fair value whereas under U.S. GAAP, the Company accounts for the amount as a note receivable. At June 30, 2008, management determined that the final instalment due under the terms of the agreement was reasonably expected to be collected and accordingly, under U.S. GAAP, recognized the final payment of $1,650,000 as a gain on note receivable. During fiscal 2009, Stem Cell elected to make the final payment of $1,650,000 in the form of Stem Cell common shares from treasury. Pursuant to the terms of the agreement, the shares were issued at a price of approximately $0.07 per Stem Cell share resulting in Transition receiving 23,272,633 freely tradable Stem Cell common shares, representing approximately 18.35% of the post issuance outstanding common shares of Stem Cell. The shares received were the only shares that Transition owned of Stem Cell. Transition subsequently disposed of all its shares of Stem Cell. The Company received net proceeds of $1,380,550 and recognized a loss on disposal of $269,450 in fiscal 2009.

(f) Stock-based compensation:

Under Canadian GAAP, the Company has adopted a policy of recognizing forfeitures as they occur. Under U.S. GAAP forfeitures must be estimated in advance. The impact of estimating forfeitures in advance resulted in a $253,904 net reduction in compensation expense compared to Canadian GAAP for the year ended June 30, 2010 [2009 – $54,892; 2008 – $58,884].

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

(g) Income taxes:

ASC Topic 740, Accounting for Uncertainty in Income Taxes, creates a single model to address accounting for uncertainty in tax positions. Topic 740 clarifies the accounting for income taxes, by prescribing that a minimum recognition threshold tax position is required to be met before being recognized in the financial statements. Topic 740 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted Topic 740 during fiscal 2008 and the adoption had no material impact on the Company’s financial position, results of operations and cash flows.

Canadian GAAP requires that future income taxes be calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates. U.S. GAAP does not permit the use of substantively enacted rates. For the year ended June 30, 2010, 2009 and 2008, no differences were identified between substantively enacted rates and enacted rates. Therefore no adjustment is required for U.S. GAAP purposes.

Under U.S. GAAP, certain intangible assets acquired are considered to be in-process research and development and have been expensed whereas these intangible assets are capitalized and amortized under Canadian GAAP. On acquisition of certain intangibles, the Company recorded future tax liabilities under Canadian GAAP; however, future tax liabilities would not be recorded for these intangibles under U.S. GAAP. This difference results in an additional future tax asset under U.S. GAAP. Due to uncertainties as to the realization of the Company’s net future tax assets, the Company has recorded a valuation allowance under both Canadian and U.S. GAAP to reduce net future tax assets to nil.

Significant components of the Company’s future tax assets and liabilities under U.S. GAAP are as follows:

	2010	2009
Future tax assets:
Capital and intangible assets	$3,738,269	$3,717,695
Non-capital loss carryforwards	12,016,952	10,140,714
Canadian scientific research and experimental development expenditures	8,422,983	8,888,017
Investment tax credits	6,851,573	6,316,863
Financing and share issuance costs	192,872	482,518
Deferred revenue	5,179,938	7,472,492
Loss on disposal of SCT shares	33,681	39,070

	36,436,268	37,057,369
Future tax liabilities:
Leasehold inducement	(14,290)	(19,892)

	36,421,978	37,037,477
Less valuation allowance	(36,421,978)	(37,037,477)

Net future tax asset	$—	$—

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

(h) Accounts payable and accrued liabilities:

U.S. GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accounts payable and accrued liabilities include accruals of $1,236,470, $1,752,403 respectively for the years ended June 30, 2010 and 2009. Details of significant accrued liabilities have been reported in the consolidated balance sheets prepared under U.S. GAAP.

(i) Cost of revenue:

U.S. GAAP requires that costs of $1,706,706, $2,316,351 and $nil for the years ending June 30, 2010, 2009 and 2008 respectively, relating to the Lilly collaboration agreement be separately disclosed as costs of services in the consolidated statement of loss and comprehensive loss.

(j) Recent U.S. accounting pronouncements:

On April 25, 2008, the FASB issued ASC Topic 350, Determination of the Useful Life of Intangible Assets. ASC Topic 350 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC Topic 350, Goodwill and Other Intangible Assets. The intent of ASC Topic 350 is to improve the consistency between the useful life of a recognized intangible asset under ASC Topic 350 and the period of expected cash flows used to measure the fair value of the asset under ASC Topic 805, Business Combination, and other U.S. GAAP. ASC Topic 350 is effective for financial years beginning after December 15, 2008. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset of this ASC Topic 350 shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The adoption of this new abstract did not have a material impact on the consolidated financial position or results of operations.

On December 12, 2007, the ASC Topic 808, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property. The abstract may impact the presentation or revenues and costs generated in a collaborative arrangement. The abstract is effective for years beginning on or after December 15, 2008. The adoption of this new abstract did not have a material impact on the consolidated financial position or results of operations.

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605) – Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

(in Canadian dollars)

separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and is effective for the Company July 1, 2010. We are evaluating the impact that the adoption of ASU 2009-13 will have on our financial position, results of operations, cash flows and disclosures.

In April 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition – Milestone Method (Topic 605), which provides guidance on applying the milestone method to milestone payments for achieving specified performance measures when those payments are related to uncertain future events. ASU 2010-17 is effective for fiscal years and interim periods within those years beginning on or after June 15, 2010 with early adoption permitted. ASU 2010-17 is effective for the Company on July 1, 2010. The Company is currently evaluating the impact ASU 2010-17 will have on the Company’s consolidated financial statements.