Form 20-F
period 2011-06-30
Transition Therapeutics Inc.
filed 2011-09-19
CIK 1399250

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[Mark One]
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

	For the fiscal year ended: June 30, 2011	Commission File Number: 001-33514

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of June 30, 2011: 23,217,599 shares of Common Shares were outstanding.

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

Additional information relating to the Corporation, including the Corporation’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

PRESENTATION OF FINANCIAL INFORMATION

Unless we indicate otherwise, financial information in this annual report has been prepared in accordance with Canadian generally accepted accounting principles, or Canadian GAAP. Canadian GAAP differs in some respects from United States generally accepted accounting principles, or United States GAAP, and thus our financial statements may not be comparable to the financial statements of United States companies. The principal differences in measurement and recognition as they apply to us are summarized in Note 18 to our audited consolidated financial statements included herein.

Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY TRANSLATION

We present our historical financial statements in Canadian dollars, which is the reporting currency of the Corporation. All figures reported in this annual report are in Canadian dollars, except where we indicate otherwise, and are referenced as “CAD$,” “$” and “dollars”. This annual report contains a translation of some Canadian dollar amounts into United States dollars at specified exchange rates solely for your convenience. See “Exchange Rate Data” below for certain information about the rates of exchange between Canadian dollars and United States dollars.

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

	Exchange Rate
	Period End	High	Average (1)	Low
	(CAN$ per US$)
Last Five Fiscal Years
Fiscal Year Ended June 30, 2007	0.9404	0.9453	0.8882	0.8437
Fiscal Year Ended June 30, 2008	0.9818	1.0908	0.9938	0.9299
Fiscal Year Ended June 30, 2009	0.8601	0.9985	0.8589	0.7695
Fiscal Year Ended June 30, 2010	0.9429	1.0040	0.9467	0.8584
Fiscal Year Ended June 30, 2011	0.9642	1.0647	1.0012	0.9486
Last Six Months
March 2011	0.9717	0.9921	0.9766	0.9686
April 2011	0.9486	0.9689	0.9579	0.9486
May 2011	0.9688	0.9809	0.9680	0.9489
June 2011	0.9642	0.9589	0.9766	0.9642
July 2011	0.9539	0.9667	0.9553	0.9539
August 2011	0.9794	0.9969	0.9824	0.9568

Notes:
(1)
For the years indicated, the average exchange rates are determined by averaging the exchange rates on the last business day of each month during the relevant period. For the months indicated, the average exchange rates are determined by averaging the exchange rates on each day of the month.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This annual report contains and incorporates by reference certain forward looking statements within the meaning of applicable securities laws. Forward looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes. This forward looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward looking information, which is provided as of the date of this annual report unless otherwise stated, and the Corporation will not undertake any obligation to publicly update or revise any forward looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Forward-looking statements in this annual report include, but are not limited to, statements with respect to: the clinical study phases of each of the Corporation’s product candidates which the Corporation expects to complete in fiscal 2012, the ability of the Corporation’s business model to maximize shareholder returns, the potential for ELND005 (AZD-103) to slow the progression of Alzheimer’s disease and improve symptoms, the timing and manner of future clinical development of ELND005 (AZD-103) performed by Elan, the global population size of those affected by Alzheimer’s disease; the demand for a product that can slow or reverse the progression of Alzheimer’s disease, the potential clinical benefit of  the anti-inflammatory compounds TT-301 and TT-302, the intention of the Corporation to seek a partnership for the development of TT-301 and TT-302, the development of TT-401 and the series of preclinical compounds in-licensed from Eli Lilly and Company (“Lilly”)  and their potential benefit in type 2 diabetes patients,  the engagement of third party manufacturers to produce the Corporation’s drug substances and products, the intention of the Corporation to make collaborative arrangements for the marketing and distribution of its products, the impact of human capital on the growth and success of the Corporation and the Corporation’s dividend policy.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in the forward looking information include, but are not limited to: (i) the assumption that the Corporation will be able to obtain sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) the risk that the Corporation may not be able to capitalize on partnering and acquisition opportunities, (iii) the assumption that the Corporation will obtain favourable clinical trial results in the expected timeframe, (iv) the assumption that the Corporation will be able to adequately protect proprietary information and technology from competitors, (v) the risks relating to the uncertainties of the regulatory approval process, (vi) the impact of competitive products and pricing and the assumption that the Corporation will be able to compete in the targeted markets, and (vii) the risk that the Corporation may be unable to retain key personnel or maintain third party relationships, including relationships with key collaborators.

By its nature, forward looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward looking statements will not occur. Prospective investors should carefully consider the information contained under the heading “Risk Factors” and all other information included in or incorporated by reference in this annual report before making investment decisions with regard to the securities of the Corporation.

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

A.      Selected Financial Data

The following information should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended June 30, 2011 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles. Material differences between Canadian and U.S generally accepted accounting principles are described in note 18 to the financial statements for the year ended June 30, 2011. The selection financial information includes financial information derived from the annual audited consolidated financial statements.

The following table is a summary of selected audited consolidated financial information of the Corporation for each of the five most recently completed financial years:

	June 30, 2011	June 30, 2010	June 30, 2009	June 30, 2008	June 30, 2007
Revenue	$29,671,150	$4,503,892	$2,513,108	$1,596,722	$683,894
Net income (loss) (1)	$12,902,984	$(19,308,910)	$(22,374,491)	$(16,119,202)	$(16,961,790)
Basic and diluted net income (loss) per common share	$0.56	$(0.83)	$(0.97)	$(0.70)	$(0.87)
Total assets	$43,179,488	$49,659,526	$72,819,261	$94,875,961	$63,995,728
Total long-term liabilities (2)	$45,727	$57,160	$68,592	$80,024	$91,456
Common shares outstanding	23,217,599	23,217,599	23,215,160	23,186,707	21,230,741
Cash dividends declared per share	$—	$—	$—	$—	$—

Notes:
(1)	Net income (loss) before discontinued operations and extraordinary items was equivalent to the net income (loss) for such periods.
(2)	Total long-term liabilities exclude deferred revenue, a non-financial liability.

B.      Capitalization and Indebtedness

Not applicable.

C.      Reasons for the Offer and Use of Proceeds

Not applicable.

D.      Risk Factors

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors, in addition to the other information provided in this annual report and the Corporation’s other disclosure documents filed on www.sedar.com.

The Corporation will require significant additional financing and it may not have access to sufficient capital.

The Corporation anticipates that it will need additional financing in the future to fund its ongoing research and development programs and for general corporate requirements.  The Corporation may choose to seek additional funding through public or private offerings, corporate collaborations or partnership arrangements.  The amount of financing required will depend on many factors including the financial requirements of the Corporation to fund its research and clinical trials, and the ability of the Corporation to secure partnerships and achieve partnership milestones as well as to fund other working capital requirements.  The Corporation’s ability to access the capital markets or to enlist partners is mainly dependent on the progress of its research and development and regulatory approval of its products.  There is no assurance that additional funding will be available on acceptable terms, if at all.

The Corporation has a history of losses, and it has not generated any product revenue to date. It may never achieve or maintain profitability.

Since inception, the Corporation has incurred significant losses each year and expects to incur significant operating losses as the Corporation continues product research and development and clinical trials.  There is no assurance that the Corporation will ever successfully commercialize or achieve revenues from sales of its therapeutic products if they are successfully developed or that profitability will ever be achieved or maintained.  Even if profitability is achieved, the Corporation may not be able to sustain or increase profitability.

We are an early stage development company in an uncertain industry.

The Corporation is at an early stage of development. Preclinical and clinical trial work must be completed before our products could be ready for use within the markets we have identified.  We may fail to develop any products, to obtain regulatory approvals, to enter clinical trials or to commercialize any products. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals or be capable of being manufactured at a reasonable cost.  If the Corporation’s products are approved for sale, there can be no assurance that the products will gain market acceptance among consumers, physicians, patients and others in the medical community. A failure to gain market acceptance may adversely affect the revenues of the Corporation.

The Corporation is subject to a strict regulatory environment.

None of the Corporation’s product candidates have received regulatory approval for commercial sale.

Numerous statutes and regulations govern human testing and the manufacture and sale of human therapeutic products in Canada, the United States and other countries where the Corporation intends to market its products. Such legislation and regulation bears upon, among other things, the approval of protocols and human testing, the approval of manufacturing facilities, testing procedures and controlled research, review and approval of manufacturing, preclinical and clinical data prior to marketing approval including adherence to Good Manufacturing Practices (“GMP”) during production and storage as well as regulation of marketing activities including advertising and labelling.

The completion of the clinical testing of our product candidates and the obtaining of required approvals are expected to take years and require the expenditure of substantial resources. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by the Corporation or by regulatory authorities if it is determined at any time that patients may be or are being exposed to unacceptable health risks, including the risk of death, or that compounds are not manufactured under acceptable GMP conditions or with acceptable quality. Any failure or delay in obtaining regulatory approvals would adversely affect the Corporation’s ability to utilize its technology thereby adversely affecting operations. No assurance can be given that the Corporation’s product candidates or lead compounds will prove to be safe and effective in clinical trials or that they will receive the requisite protocol approval or regulatory approval. Furthermore, no assurance can be given that current regulations relating to regulatory approval will not change or become more stringent. There are no assurances the Corporation can scale-up, formulate or manufacture any compound in sufficient quantities with acceptable specifications for the regulatory agencies to grant approval or not require additional changes or additional trials be performed. The agencies may also require additional trials be run in order to provide additional information regarding the safety, efficacy or equivalency of any compound for which the Corporation seeks regulatory approval. Similar restrictions are imposed in foreign markets other than the United States and Canada. Investors should be aware of the risks, problems, delays, expenses and difficulties which may be encountered by the Corporation in light of the extensive regulatory environment in which the Corporation’s business operates.

Even if a product candidate is approved by the FDA or any other regulatory authority, the Corporation may not obtain approval for an indication whose market is large enough to recoup its investment in that product candidate. The Corporation may never obtain the required regulatory approvals for any of its product candidates.

The Corporation is faced with uncertainties related to its research.

The Corporation’s research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results. In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints. Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development. It is not possible to predict, based upon studies in in-vitro models and in animals, whether any of the compounds made for these programs will prove to be safe, effective, and suitable for human use. Each compound will require additional research and development, scale-up, formulation and extensive clinical testing in humans. Development of these compounds will require investigations into the mechanism of action of the molecules as these are not fully understood. Unsatisfactory results obtained from a particular study relating to a program may cause the Corporation to abandon its commitment to that program or to the lead compound or product candidate being tested. The discovery of unexpected toxicities, lack of sufficient efficacy, poor physiochemical properties, unacceptable ADME (absorption, distribution, metabolism and excretion) and DMPK (drug metabolism and pharmacokinetics), pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make the Corporation’s targets, lead compounds or product candidates unattractive or unsuitable for human use, and the Corporation may abandon its commitment to that program, target, lead compound or product candidate. In addition, preliminary results seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials.

If difficulties are encountered enrolling patients in the Corporation’s clinical trials, the Corporation’s trials could be delayed or otherwise adversely affected.

Clinical trials for the Corporation’s product candidates require that the Corporation identify and enrol a large number of patients with the disorder under investigation. The Corporation may not be able to enrol a sufficient number of patients to complete its clinical trials in a timely manner. Patient enrolment is a function of many factors including, but not limited to, design of the study protocol, size of the patient population, eligibility criteria for the study, the perceived risks and benefits of the therapy under study, the patient referral practices of physicians and the availability of clinical trial sites. If the Corporation has difficulty enrolling a sufficient number of patients to conduct the Corporation’s clinical trials as planned, it may need to delay or terminate ongoing clinical trials.

Even if regulatory approvals are obtained for the Corporation’s product candidates, the Corporation will be subject to ongoing government regulation.

Even if regulatory authorities approve any of the Corporation’s human therapeutic product candidates, the manufacture, marketing and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation may be expensive and consume substantial financial and management resources. If the Corporation, or any future marketing collaborators or contract manufacturers, fail to comply with applicable regulatory requirements, it may be subject to sanctions including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawal of regulatory approvals and criminal prosecution. Any of these sanctions could delay or prevent the promotion, marketing or sale of the Corporation’s products.

The Corporation may not achieve its projected development goals in the time frames announced and expected.

The Corporation sets goals for and makes public statements regarding the timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Corporation’s clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize its products.

There can be no assurance that the Corporation’s clinical trials will be completed, that the Corporation will make regulatory submissions or receive regulatory approvals as planned. If the Corporation fails to achieve one or more of these milestones as planned, the price of the Common Shares would likely decline.

If the Corporation fails to obtain acceptable prices or adequate reimbursement for its human therapeutic products, its ability to generate revenues will be diminished.

The Corporation’s ability to successfully commercialize its human therapeutic products will depend significantly on its ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as government and private insurance plans. While the Corporation has not commenced discussions with any such parties, these third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. The Corporation’s human therapeutic products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow the Corporation to sell its products on a competitive basis. The Corporation may not be able to negotiate favourable reimbursement rates for its human therapeutic products.

In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit the Corporation’s commercial opportunity and reduce any associated revenue and profits. The Corporation expects proposals to implement similar government control to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that the Corporation or any current or potential collaborators could receive for any of its human therapeutic products and could adversely affect its profitability. In addition, in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.

If the Corporation fails to obtain acceptable prices or an adequate level of reimbursement for its products, the sales of its products would be adversely affected or there may be no commercially viable market for its products.

The Corporation may not obtain adequate protection for its products through its intellectual property.

The Corporation’s success depends, in large part, on its ability to protect its competitive position through patents, trade secrets, trademarks and other intellectual property rights. The patent positions of pharmaceutical and biopharmaceutical firms, including the Corporation, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to the Corporation may not provide the Corporation with any competitive advantage. The Corporation’s patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. In addition, it is possible that third parties with products that are very similar to the Corporation’s will circumvent its patents by means of alternate designs or processes. The Corporation may have to rely on method of use protection for its compounds in development and any resulting products, which may not confer the same protection as compounds per se. The Corporation may be required to disclaim part of the term of certain patents. There may be prior applications of which the Corporation is not aware that may affect the validity or enforceability of a patent claim. There also may be prior applications which are not viewed by the Corporation as affecting the validity or enforceability of a claim, but which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that the Corporation’s patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or product would be found by a court to infringe the Corporation’s patents. Applications for patents and trademarks in Canada, the United States and in foreign markets have been filed and are being actively pursued by the Corporation. Pending patent applications may not result in the issuance of patents, and the Corporation may not develop additional proprietary products which are patentable.

Patent applications relating to or affecting the Corporation’s business have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with the Corporation’s technologies, patents or patent applications, and such conflict could reduce the scope of patent protection which the Corporation could otherwise obtain. The Corporation could become involved in interference proceedings in the United States in connection with one or more of its patents or patent applications to determine priority of invention. The Corporation’s granted patents could also be challenged and revoked in opposition proceedings in certain countries outside the United States.

In addition to patents, the Corporation relies on trade secrets and proprietary know-how to protect its intellectual property. The Corporation generally requires its employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with the Corporation is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of the Corporation’s employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is the Corporation’s exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of the Corporation’s proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to those of the Corporation or otherwise gain access to the Corporation’s trade secrets.

The Corporation currently has the right to use certain technology under license agreements with third parties. The Corporation’s failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause the Corporation to terminate the related development program and cause a complete loss of its investment in that program.

As a result of the foregoing factors, the Corporation may not be able to rely on its intellectual property to protect its products in the marketplace.

The Corporation may infringe the intellectual property rights of others.

The Corporation’s commercial success depends significantly on its ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which the Corporation is not aware that its products infringe or patents, that the Corporation believes it does not infringe, but that it may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which the Corporation is unaware that may later result in issued patents that its products infringe.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants, including the Corporation, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. The Corporation is aware of, and has reviewed, third party patents relating to the treatment of Alzheimer’s disease, diabetes, and other relevant indication areas. In the event of infringement or violation of another party’s patent, the Corporation may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of the Corporation’s products or lead to prohibition of the manufacture or sale of the products.

Patent litigation is costly and time consuming and may subject the Corporation to liabilities.

The Corporation’s involvement in any patent litigation, interference, opposition or other administrative proceedings will likely cause the Corporation to incur substantial expenses, and the efforts of its technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject the Corporation to significant liabilities.

The Corporation operates in a fiercely competitive business environment.

The biopharmaceutical industry is highly competitive. Competition comes from health care companies, pharmaceutical companies, large and small biotech companies, specialty pharmaceutical companies, universities, government agencies and other public and private companies. Research and development by others may render the Corporation’s technology or products non-competitive or obsolete or may result in the production of treatments or cures superior to any therapy the Corporation is developing or will develop. In addition, failure, unacceptable toxicity, lack of sales or disappointing sales or other issues regarding competitors’ products or processes could have a material adverse effect on the Corporation’s product candidates, including its clinical candidates or its lead compounds.

The market price of the Corporation’s Common Shares may experience a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally, and the short-term effect of a number of possible events.

The Corporation is a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for the Corporation’s Common Shares may experience a high level of volatility. Numerous factors, including many over which the Corporation has no control, may have a significant impact on the market price of Common Shares including, among other things, (i) clinical and regulatory developments regarding the Corporation’s products and product candidates and those of its competitors, (ii) arrangements or strategic partnerships by the Corporation, (iii) other announcements by the Corporation or its competitors regarding technological, product development, sales or other matters, (iv) patent or other intellectual property achievements or adverse developments, (v) arrivals or departures of key personnel; (vi) government regulatory action affecting the Corporation’s product candidates in the United States, Canada and foreign countries, (vii) actual or anticipated fluctuations in the Corporation’s revenues or expenses, (viii) general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors, (ix) reports of securities analysts regarding the expected performance of the Corporation, and (x) events related to threatened, new or existing litigation. Listing on NASDAQ and the TSX may increase share price volatility due to various factors including, (i) different ability to buy or sell the Corporation’s Common Shares, (ii) different market conditions in different capital markets; and (iii) different trading volume.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of Common Shares, regardless of the Corporation’s operating performance. In addition, sales of substantial amounts of Common Shares in the public market after any offering, or the perception that those sales may occur, could cause the market price of Common Shares to decline.

Furthermore, shareholders may initiate securities class action lawsuits if the market price of the Corporation’s stock drops significantly, which may cause the Corporation to incur substantial costs and could divert the time and attention of its management.

The Corporation is highly dependent on third parties.

The Corporation is or may in the future be dependent on third parties for certain raw materials, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of its potential products.  Although the Corporation does not anticipate any difficulty in obtaining any such materials and services, no assurance can be given that the Corporation will be able to obtain such materials and services.

The Corporation is subject to intense competition for its skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair its ability to conduct its operations.

The Corporation is highly dependent on its management and its clinical, regulatory and scientific staff, the loss of whose services might adversely impact its ability to achieve its objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to the Corporation’s success. Competition for skilled personnel is intense, and the Corporation’s ability to attract and retain qualified personnel may be affected by such competition.

The Corporation’s business involves the use of hazardous materials which requires the Corporation to comply with environmental regulation.

The Corporation’s discovery and development processes involve the controlled use of hazardous materials. The Corporation is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Corporation could be held liable for any damages that result, and any such liability could exceed the Corporation’s resources. The Corporation may not be adequately insured against this type of liability. The Corporation may be required to incur significant costs to comply with environmental laws and regulations in the future, and its operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.

Legislative actions, potential new accounting pronouncements and higher insurance costs are likely to impact the Corporation’s future financial position or results of operations.

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

Health care reform and controls on health care spending may limit the price the Corporation can charge for any products and the amounts thereof that it can sell. In particular, in the United States, the federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided. Potential approaches and changes in recent years include controls on health care spending and the creation of large purchasing groups. In the future, the U.S. government may institute further controls and different reimbursement schemes and limits on Medicare and Medicaid spending or reimbursement. These controls, reimbursement schemes and limits might affect the payments the Corporation could collect from sales of any of its products in the United States. Uncertainties regarding future health care reform and private market practices could adversely affect the Corporation’s ability to sell any products profitably in the United States. Election of new or different political or government officials in large market countries could lead to dramatic changes in pricing, regulatory approval legislation and reimbursement which could have material impact on product approvals and commercialization.

The Corporation faces an unproven market for its future products.

The Corporation believes that there will be many different applications for products successfully derived from its technologies and that the anticipated market for products under development will continue to expand. No assurance, however, can be given that these beliefs will prove to be correct due to competition from existing or new products and the yet to be established commercial viability of the Corporation’s products. Physicians, patients, formularies, third party payers or the medical community in general may not accept or utilize any products that the Corporation or its collaborative partners may develop.

The Corporation may be faced with future lawsuits related to secondary market liability.

Securities legislation in Canada has recently changed to make it easier for shareholders to sue. These changes could lead to frivolous law suits which could take substantial time, money, resources and attention or force the Corporation to settle such claims rather than seek adequate judicial remedy or dismissal of such claims.

The Corporation may encounter unforeseen emergency situations.

Despite the implementation of security measures, any of the Corporation’s, its collaborators’ or its third party service providers’ internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Any resulting system failure, accident or security breach could result in a material disruption of the Corporation’s operations.

The Corporation’s technologies may become obsolete.

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products.  The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Corporation’s technologies obsolete, less competitive or less marketable.

Our product candidates may cause undesirable serious adverse events during clinical trials that could delay or prevent their regulatory authorization, approval or other permission to  conduct further testing or commence commercialization.

Our product candidates in clinical development, including ELND005 (AZD-103), can potentially cause adverse events.  Most recently, together with our collaborator, Elan, we completed a Phase II study that evaluated three dose groups of ELND005 (AZD-103) and a placebo group in mild to moderate Alzheimer’s disease patients. The study included four treatment arms: placebo, 250mg bid, 1000mg bid and 2000mg bid.  The two high dose ELND005 (AZD-103) groups were electively discontinued in 2009 by the companies due to an observed imbalance of serious adverse events, including deaths. No causal relationship could be determined between these higher doses and the events.

Of the 351 subjects who received study drug, a total of 171 subjects received either 250mg bid  or placebo, the rest were in the two discontinued high dose groups. The overall incidence of adverse events in the 250mg bid and placebo groups was 87.5% versus 91.6%; and the incidence of withdrawals due to adverse events was 10.2% versus 9.6%, respectively. The incidence of serious adverse events in the 250mg bid and placebo groups was 21.6% versus 13.3%, but the incidence of serious adverse events that were considered drug related was 2.3% and 2.4%, respectively. The total number of deaths in the study was five and four in the 1000mg bid and 2000mg bid dose groups versus one and zero in the 250mg bid and placebo groups, respectively.  These deaths occurred between August 2008 and November 2009.  The study’s independent safety monitoring committee reviewed the final safety results and continued to conclude that a causal relationship between the deaths and drug could not be determined.

The most common adverse events in the 250mg bid group that were >5% in incidence and double the placebo rate were:  falls (12.5% vs. placebo 6%), depression (11.4% vs. placebo 4.8%), and confusional state (8% vs. placebo 3.6%).  Because our product candidates have been tested in relatively small patient populations and for limited durations, additional adverse events may be observed as their development progresses.

Adverse events caused by any of our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other non-U.S. regulatory authorities for any or all targeted indications. This, in turn, could prevent the commercialization of our product candidates and the generation of revenues from their sale. In addition, if our product candidates receive authorization, marketing approval or other permission and we or others later identify adverse events caused by the product:

•	regulatory authorities may withdraw their authorization, approval, or other permission to test or market the candidate product;

•	we may be required to recall the product, change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	a product may become less competitive and product sales may decrease; or

•	our reputation may suffer.

Any one or a combination of these events could prevent us from achieving or maintaining market acceptance or could substantially increase the costs and expenses of commercializing the product candidate, which in turn could delay or prevent us from generating significant revenues from the sale of such products.

We may be subject to costly product liability claims and may not have adequate insurance.

The conduct of clinical trials in humans involves the potential risk that the use of our product candidates will result in adverse effects.  We currently maintain product liability insurance for our clinical trials; however, such liability insurance may not be adequate to fully cover any liabilities that arise from clinical trials of our product candidates.  We may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limit of, our insurance coverage.

U.S. holders of our common shares may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

There is a risk that we will be classified as a PFIC for U.S. federal income tax purposes. Our status as a PFIC could result in a reduction in the after-tax return to U.S. Holders of our common shares and may cause a reduction in the value of such shares. We will be classified as a PFIC for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the average value of all of our assets produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties and rents that are not derived in the active conduct of a trade or business. Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC for the year ended June 30, 2011 and do not believe we will be a PFIC for the year ending June 30, 2012. However, the U.S. Internal Revenue Service or a U.S. court could determine that we are a PFIC in any year. If we are classified as a PFIC, U.S. Holders of our common shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply. The PFIC rules are complex and U.S. Holders of our common shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules to them in their particular circumstances. See “Taxation—United States Federal Income Taxation.”

Item 4.	Information on the Corporation

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

The chart below illustrates the corporate structure:

Waratah’s principal business activity is to develop and commercialize its Alzheimer’s disease compound ELND005 (AZD103), TT-301 and TT-302 which are the anti-inflammatory compounds acquired in connection with the acquisition of NeuroMedix Inc. (“NeuroMedix”) in June 2007, and the series of compounds acquired from Eli Lilly and Company in the area of diabetes in March, 2010.

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

On December 15, 2009, Elan and the Corporation announced modifications to ELND005 (AZD-103) Phase II clinical trials in Alzheimer’s disease. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily). The study continued unchanged for patients who were assigned to the lower dose (250mg dosed twice daily) and placebo groups. The open label extension study was modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 (AZD-103) and these deaths has not been established. The Independent Safety Monitoring Committee (“ISMC”) and both companies concurred that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group.

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

On March 3, 2010, the Corporation announced a second licensing agreement with Lilly to acquire the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, the Corporation will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

On June 30, 2010, the Corporation announced the initiation of a Phase I clinical study of TT-301. The study is a double blind, randomized, placebo controlled study in which healthy volunteers receive placebo or escalating doses of intravenously administered TT-301. The primary objectives of the trial are to evaluate the safety, tolerability and pharmacokinetics of TT-301.

On August 9, 2010, Elan and the Corporation announced topline summary results of a Phase II study and plans for Phase III for ELND005 (AZD-103). The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ACL) however; the study did identify a dose with acceptable safety and tolerability. The dose demonstrated a biological effect on amyloid beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies.

On September 17, 2010, the Corporation announced that a clinical study of gastrin analogue TT-223 in combination with a Lilly proprietary GLP-1 analogue in patients with type 2 diabetes did not meet its efficacy endpoints. Given these findings, there will be no further development of TT-223. The next generation diabetes compounds that the Corporation has in-licensed from Lilly (TT-401/402), as announced on March 3, 2010, act through a distinctly different mechanism of action from gastrin based therapies. The companies continue to work diligently on this program and the licensing arrangement is unaffected by the TT-223 clinical study results.

On December 27, 2010, the Corporation announced the modification of the ELND005 (AZD-103) collaboration agreement between Elan and the Corporation.  Under the terms of the modification, in lieu of a contractually required Phase 3 milestone payment, the Corporation received from Elan a payment of US$9 million at the time of signing and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103)  clinical trial. The Corporation also will be eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization.  As the agreement is now a royalty arrangement, the Corporation will no longer fund the development or commercialization of ELND005 (AZD-103)  and will relinquish its 30% ownership of ELND005 (AZD-103)  to Elan.

Recent Developments

On July 15, 2011, Transition announced that ELND005 Phase 2 clinical trial data would be presented at the International Conference of Alzheimer's Disease (ICAD) meeting on July 18, 2011. Elan and Transition intend to share further detail regarding the Phase 2 data in a peer-reviewed publication.

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

In 2007, the Corporation and Elan commenced a Phase II clinical study (AD 201) of ELND005 (AZD-103) in patients with Alzheimer’s disease. In December, 2009, Elan and the Corporation announced modifications to the AD 201 clinical trial. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily) and the study continued unchanged for patients who were assigned to the lower dose (250mg dosed twice daily) and placebo groups. The open label extension study was modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 (AZD-103) and these deaths has not been established. The Independent Safety Monitoring Committee (“ISMC”) and both companies concur that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group.

In August, 2010, Elan and the Corporation announced topline summary results of the Phase II study and plans for Phase III for ELND005 (AZD-103). The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ACL) in mild to moderate patients.

The AD201 study identified a dose with acceptable safety and tolerability that achieved target drug levels in the cerebrospinal fluid. The dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies.

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

The disease mainly affects individuals over the age of 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. The likelihood of developing late-onset Alzheimer’s approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the United States, Alzheimer’s disease is the sixth leading cause of death and current direct/indirect costs of caring for an estimated 5.4 million Alzheimer’s disease patients are at least US$100 billion annually. Scientists have so far discovered one gene that increases risk for late-onset of the disease.

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

To address this large unmet medical need, the Corporation is developing a class of small molecule compounds that are designed to cross the blood brain barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines. Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on diseases including arthritis, Alzheimer’s disease, traumatic brain injury, intracerebral hemorrhage, and others.

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

In June 2010, the Corporation announced the initiation of a Phase I clinical study of TT-301 and the dosing of the first patient. The study was a double blind, randomized, placebo controlled study in which healthy volunteers received placebo or escalating doses of intravenously administered TT-301.

The Corporation is preparing to perform Phase 1 studies evaluating the safety, tolerability and pharmacokinetics of  TT-301 or TT-302 when dosed orally.  This next stage of development is planned for calendar 2012.  As these drug candidates continue in clinical development, the Corporation may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

Arthritis – The Disease and the Market Opportunity

There are two major forms of arthritis: rheumatoid arthritis and osteoarthritis.

Rheumatoid Arthritis

Rheumatoid arthritis is a disorder in which the body's own immune system starts to attack body tissues. The attack is not only directed at the joint but to many other parts of the body. In rheumatoid arthritis, most damage occurs to the joint lining and cartilage which eventually results in erosion of two opposing bones. Rheumatoid arthritis affects joints in the fingers, wrists, knees and elbows. Rheumatoid arthritis occurs mostly in people aged 20 and above.

About 1% of the world's population is afflicted by rheumatoid arthritis with women being three times more susceptible than men.    With earlier diagnosis and aggressive treatment, many individuals can lead a decent quality of life. The drugs to treat rheumatoid arthritis range from corticosteroids to monoclonal antibodies given intravenously. The latest drugs like Remicade, Enbrel and Humira can significantly improve quality of life in the short term.

Osteoarthritis

Osteoarthritis is the most common form of arthritis affecting approximately 27 million people in the United States alone. It can affect both the larger and the smaller joints of the body, including the hands, feet, back, hip or knee. The disease is essentially one acquired from daily wear and tear of the joint; however, osteoarthritis can also occur as a result of injury. Osteoarthritis begins in the cartilage and eventually leads to the two opposing bones eroding into each other. Initially, the condition starts with minor pain while walking but soon the pain can be continuous and even occur at night. The pain can be debilitating and prevent one from doing some activities. Osteoarthritis typically affects the weight bearing joints such as the back, spine, and pelvis. Unlike rheumatoid arthritis, osteoarthritis is most commonly a disease of the elderly.

Osteoarthritis, like rheumatoid arthritis, cannot be cured but one can prevent the condition from worsening. Weight loss is the key to improving symptoms and preventing progression.   Physical therapy to strengthen muscles and joints is very helpful. Pain medications are widely required by individuals with osteoarthritis. When the disease is far advanced and the pain is continuous, surgery may be an option. Unlike rheumatoid arthritis, joint replacement does help many individuals with osteoarthritis.

TT-401 / TT-402

In March, 2010 the Corporation acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes. Under the licensing and collaboration agreement, the Corporation receives exclusive worldwide rights to develop and potentially commercialize a class of compounds.

In preclinical diabetes models, the lead compound, TT-401 has shown potential to provide glycemic control and other beneficial effects including weight loss. The Corporation is performing preclinical development activities to advance this drug candidate forward as a therapy for type 2 diabetes.

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

The Corporation has contracted PolyPeptide Laboratories, Inc. of the United States to produce the active ingredient for TT-401.  The preparation of final drug product will be performed by AAIPharma Services Corp.,  a third party contract manufacturer.

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

Specialized Skills and Knowledge

As of June 30, 2011, the Corporation had 20 full-time employees, who possess the skills and knowledge that the Corporation requires to implement its current strategy.

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

Alzheimer’s Disease

Currently, all of the approved Alzheimer’s therapies and many of the clinical candidates seek to reduce Alzheimer’s related symptoms rather than treating the underlying disease. These products include cholinesterase inhibitors and glutamate receptor antagonists.  The emerging classes of compounds in clinical development are immunotherapies and fibril inhibitors.  Each class seeks to slow or even to reverse the AD disease process by targeting a mechanism to reduce the occurrence of beta-amyloid plaques, a hallmark pathology of the disease.

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

Incretin Therapies – The incretin hormones, GLP-1 and glucose-dependent insulinotropic peptide (“GIP”), have been identified as important factors in glucose homeostasis. Released from the gut following a meal, GLP-1 and GIP stimulate insulin secretion from pancreatic beta cells in response to normal or elevated blood glucose concentrations. GLP-1 also lowers glucagon excretion from pancreatic beta cells, which results in reduced hepatic glucose production, and also reduces appetite, slows gastric emptying, and improves β-cell function. When administered intravenously or subcutaneously, GLP-1 is effective in treating type 2 diabetes. Unfortunately, both GLP-1 and GIP are rapidly degraded by dipeptidyl peptidase IV (“DPP-IV”); therefore, research has been focused on preventing degradation by inhibiting the DPP-IV enzyme. Sitagliptin is a novel agent with a unique mechanism of action: the drug acts as a DPP-IV inhibitor which reduces inactivation of incretin hormones and improves glycemic control in type 2 diabetic patients.

Arthritis

Osteoarthritis

Currently, the treatment options for osteoarthritis are focused on pain reduction.  The main medications utilized are over-the-counter pain relievers such as acetaminophen, ibuprofen and naproxen.  Stronger prescription versions of these pain relievers can be effective or other prescription pain-relievers such as tramadol or codeine can be employed.  Physicians also administer corticosteroid injections directly into the painful joint.   The following is a brief summary of the principal therapeutic strategies, of which the Corporation is aware, currently being developed for the treatment of arthritis.

Rheumatoid Arthritis

Medications can reduce inflammation in joints in order to relieve pain and prevent or slow joint damage.   There may a need for stronger drugs or a combination of drugs as the disease progresses.

NSAIDs. Nonsteroidal anti-inflammatory drugs (NSAIDs) can relieve pain and reduce inflammation. Over-the-counter NSAIDs include ibuprofen (Advil, Motrin, others) and naproxen sodium (Aleve). Stronger versions of these NSAIDs and others are available by prescription.

Steroids. Corticosteroid medications, such as prednisone and methylprednisolone (Medrol), reduce inflammation and pain and slow joint damage.

Disease-modifying antirheumatic drugs (DMARDs). These drugs can slow the progression of rheumatoid arthritis and save the joints and other tissues from permanent damage. Common DMARDs include methotrexate (Rheumatrex, Trexall), leflunomide (Arava), hydroxychloroquine (Plaquenil), sulfasalazine (Azulfidine) and minocycline (Dynacin, Minocin).

Immunosuppressants. These medications act to tame the immune system, which is out of control in rheumatoid arthritis. Examples include azathioprine (Imuran, Azasan), cyclosporine (Neoral, Sandimmune, Gengraf) and cyclophosphamide (Cytoxan).

TNF-alpha inhibitors. Tumor necrosis factor-alpha (TNF-alpha) is an inflammatory substance produced by the body. TNF-alpha inhibitors can help reduce pain, morning stiffness, and tender or swollen joints — usually within one or two weeks after treatment begins. Examples include etanercept (Enbrel), infliximab (Remicade) and adalimumab (Humira).

Other drugs. Several other rheumatoid arthritis drugs target a variety of inflammatory substances produced by the body. These drugs include anakinra (Kineret), abatacept (Orencia) and rituximab (Rituxan).

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

The Corporation possesses a strong intellectual property position for its platform technologies. The Corporation currently holds the rights to 40 patent families relating to its technology platforms and drug development programs. To date, the Corporation possesses or exclusively licenses 26 issued patents, with the remainder in varying stages of the patent application process. Current Canadian and U.S. patent laws provide that the Corporation’s patents are protected for a period of 20 years after their filing dates.

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

Property, Plants and Equipment

The Corporation’s offices are located at 101 College Street, Toronto, ON, M5G 1L7. The Corporation’s head office is located at Suite 220 and the Corporation’s board room and lab facilities are located in suites HL125 and L245. The Corporation occupies a total of 8,256 sq feet of the building which represents approximately 4.4% of the total facility.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended June 30, 2011 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles. This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of the Corporation for the year ended June 30, 2011 as compared to the year ended June 30, 2010 and for the year ended June 30, 2010 as compared to the year ended June 30, 2009. Material differences between Canadian and U.S generally accepted accounting principles are described in note 20 to the financial statements for the year ended June 30, 2011. This MD&A includes financial information derived from the annual audited consolidated financial statements.

Overview

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Corporation’s lead product is ELND005 (AZD-103) for the treatment of Alzheimer’s disease.  Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates targeting anti-inflammatory and metabolic indications.   TT-301 and TT-302 are small molecule anti-inflammatory compounds that have demonstrated efficacy in preclinical models of rheumatoid arthritis, Alzheimer’s disease, intracerebral hemorrhage (“ICH”) and traumatic brain injury (“TBI”).  Transition has also in-licensed a series of preclinical compounds (TT401/402) from Eli Lilly and Company in the area of diabetes.

During fiscal 2011 and up to the date of this MD&A, the Corporation announced the following:

ELND005 (AZD-103) – Alzheimer’s Disease:

•
  Transition announced that ELND005 Phase 2 clinical trial data would be presented at the International Conference of Alzheimer's Disease (ICAD) meeting on July 18, 2011. Elan and Transition intend to share further detail regarding the Phase 2 data in a peer-reviewed publication

•
On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103), resulting in a payment to the Corporation of US$9 million which was received in January, 2011.  Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial.  As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization;

•
On August 9, 2010, Elan and Transition announced topline summary results of a Phase II study and plans for Phase III for ELND005 (AZD-103). The study did not achieve significance on co-primary outcome measures (NTB and ADCS-ADL) in mild to moderate patients however; the study did identify a dose with acceptable safety and tolerability. This dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies.

TT-223 – Diabetes:

•
On September 17, 2010, Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints. Given these findings, there will be no further development of TT-223.

Strategic Collaborations

Elan Pharma International Limited

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND005 (AZD-103).  Under the terms of the agreement, Transition has received an up-front payment of US$15 million in two separate tranches.  On December 21, 2007, the Corporation and Elan jointly announced that the first patient had been dosed in the Phase II clinical study of ELND005 (AZD-103). As a result, the Corporation received a US$5 million milestone payment, which was triggered by the initiation of the Phase II clinical trial.

Under the terms of the agreement, the Corporation received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, the Corporation was eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008.

On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial. As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization. The Corporation has recorded $8,951,400 (US$9,000,000) as revenue during the three-month period ended December 31, 2010. The payment of US$9 million was received in January, 2011.

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan. Accordingly, during the three-month period ended December 31, 2010, the Corporation has recognized the previously deferred amount of $20,719,750 (US$20,000,000) as revenue which represents the total of up-front and milestone payments received from Elan since the initiation of the agreement.

Eli Lilly and Company

On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes.  Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models, showed potential to provide glycemic control and other beneficial effects including weight loss.

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

Programs

Transition is focused on developing innovative therapies in several distinct areas of opportunity.  Transition’s vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return.  The Corporation’s technologies are as follows:

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

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. The likelihood of developing late-onset Alzheimer’s approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent.  In the U.S., Alzheimer’s disease is the sixth leading cause of death and current direct/indirect costs of caring for an estimated 5.4 million Alzheimer’s disease patients are at least US$100 billion annually.

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

On August 30, 2007, the Corporation announced the completion of Phase I clinical studies with ELND005 (AZD-103).  Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers.  Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and cerebrospinal fluid (“CSF”) and plasma studies.  ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined.  There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.

On April 23, 2009, Elan and Transition announced the receipt of a key patent for Alzheimer's disease treatment with ELND005 (AZD-103).  The United States Patent and Trademark Office issued US patent number 7,521,481 on April 21, 2009.  The patent is entitled "Methods of Preventing, Treating and Diagnosing Disorders of Protein Aggregation," and generally claims methods for treating Alzheimer's disease comprising administering scyllo-inositol ELND005 (AZD-103).  The patent will expire in the year 2025 or later due to any patent term extensions.

On July 13, 2009, Elan and Transition announced Phase I data showing ELND005 (AZD-103) achieves desired concentrations in brain tissue and cerebrospinal fluid when given orally.  Preclinical data also were presented showing that ELND005 (AZD-103) administration is associated with preservation of choline acetyltransferase (ChAT), reflecting preservation of nerve cells that are critical to memory function in the brain.  These results were presented at the 2009 Alzheimer's Association International Conference on Alzheimer's Disease (ICAD 2009) in Vienna, Austria.

On December 15, 2009, Elan and Transition announced modifications to ELND005 (AZD-103) Phase II clinical trials in Alzheimer's disease. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily).  The study continued unchanged for patients who were assigned to the lower dose (250mg dosed twice daily) and placebo groups.  The study was modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses.  A direct relationship between ELND005 (AZD-103) and these deaths has not been established.  The Independent Safety Monitoring Committee (“ISMC”) and both companies concur that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group.

On August 9, 2010, Elan and Transition announced topline summary results of the Phase II study and plans for Phase III studies for ELND005 (AZD-103).  The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ADL) in mild to moderate patients however; the study did identify a dose with acceptable safety and tolerability.  The dose demonstrated a biological effect on amyloid-beta protein in the CSF and effects on clinical endpoints in an exploratory analysis.  Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies.

On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial.  As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization.  As the agreement is now a royalty arrangement, Transition will no longer fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan.

Expenditures for the ELND005 (AZD-103) Program

During the year ended June 30, 2011 and 2010, the Corporation incurred direct research and development costs for this program as follows:

ELND005 (AZD-103) Program(1)	Fiscal 2011	Fiscal 2010
Pre-clinical studies	$-	$4,871
Clinical studies	-	-
Manufacturing	5,788	14,788
Other direct research	48,511	41,400
Due to (from) Elan
Clinical studies	757,579	3,534,490
Manufacturing	(78,683)	451,964
Other direct research	17,215	672,085
Other	183,744	524,815
TOTAL	$934,154	$5,244,413

(1) These costs, except “Due to (from) Elan”, are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Corporation overhead.

TT-301 / TT-302

Pro-inflammatory cytokines are part of the body’s natural defense mechanism against infection.  However, the overproduction of these cytokines can play a harmful role in the progression of many different diseases. In the last decade there have been antibody and protein therapies approved (including Enbrel, Remicade and Humira) to inhibit the activity of pro-inflammatory cytokines.  Each of these therapies has made a significant impact in the treatment regimen for hundreds of thousands of patients suffering from arthritis, Crohn’s disease, and other autoimmune disorders and has annual sales in excess of US$1.5 billion.  The therapeutic and commercial success of these therapies provides a strong proof of concept for the approach of targeting pro-inflammatory cytokines.  Unfortunately, an antibody or protein approach is not desirable for the treatment of CNS diseases for a variety of reasons including an inability to sufficiently cross the blood-brain-barrier.

To address this large unmet medical need, Transition is developing a class of small molecule compounds that are designed to cross the blood brain barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines.  Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on diseases including arthritis, Alzheimer’s disease, Traumatic Brain Injury (“TBI”), Intracerebral Hemorrhage (“ICH”), and others.

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

On June 30, 2010, Transition announced the initiation of a Phase I clinical study of TT-301 and that the first patient was dosed.  The study was a double blind, randomized, placebo controlled study in which healthy volunteers received placebo or escalating doses of intravenously administered TT-301.

The Corporation is also preparing to perform Phase 1 studies evaluating the safety, tolerability and pharmacokinetics of TT-301 or TT-302 when dosed orally.  The Corporation plans to advance oral formulations of lead drug candidate TT-301 or TT-302 for inflammatory diseases such as rheumatoid arthritis. Both TT-301 and TT-302 have been shown to suppress inflammatory cytokine production, reduce inflammation and improve outcomes in preclinical models of collagen-induced arthritis.  Transition may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

Expenditures for the TT-301/302 Program

During the year ended June 30, 2011 and 2010, the Corporation incurred direct research and development costs for this program as follows:

TT-301/302 Program(1)	Fiscal 2011	Fiscal 2010
Pre-clinical studies	$656,671	$1,225,114
Clinical studies	743,141	122,145
Manufacturing	880,711	1,241,830
Other direct research	80,852	119,841
TOTAL	$2,361,375	$2,708,930

(1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Corporation overhead.

TT-401 / TT-402

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

Expenditures for the TT-401/402 Program

During the year ended June 30, 2011 and 2010, the Corporation incurred direct research and development costs for this program as follows:

TT-401 Program(1)	Fiscal 2011	Fiscal 2010
Pre-clinical studies	$1,070,352	$-
Clinical studies	-	-
Manufacturing	506,474	53,730
Other direct research	25,683	14,113
TOTAL	$1,602,509	$67,843

(1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Corporation overhead.

The Next Steps

Transition’s goal for its programs is to achieve product approval and ultimately significant revenues or royalties.  To achieve product approval, the Corporation must successfully complete clinical trials and achieve regulatory approval.  The stages of development of the Corporation’s technologies are illustrated below:

Overall Performance

During fiscal 2011, the Corporation continued to advance its lead products through clinical trials. On December 27, 2010, the Corporation and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103).  In light of this, the Corporation has recognized $29,671,150 (US$29,000,000) as revenue during the second quarter of fiscal 2011, which represents the total of the up-front and milestone payments received from Elan of $20,719,750 (US$20,000,000) as well as the $8,951,400 ($US9,000,000) agreement modification payment that was received in January, 2011, partially in lieu of the contractually required Phase III milestone payment.

In light of the amendments to the Elan agreement, during the fiscal year ended June 30, 2011, the Corporation reported a decrease in net loss of $32,211,894 compared to the fiscal year ending June 30, 2010.  The decrease in net loss is attributed to increases in revenue as well as decreases in research and development expenses, impairment of intangible assets, amortization expense and foreign exchange loss. The decrease in net loss is partially offset by increases in general and administrative expenses.

In upcoming periods, the Corporation’s net income will likely revert to a net loss position due to the fact that all deferred revenue has been recognized and the Corporation expects to incur increased clinical expenditures as the Corporation continues the clinical development of multiple products.

At June 30, 2011, the Corporation’s cash and cash equivalents and short term investments were $22,460,720.  The Corporation’s current cash projection indicates that the current cash resources should enable the Corporation to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

Selected Annual Information

The following table is a summary of selected audited consolidated financial information of the Corporation for each of the five most recently completed financial years:

	June 30, 2011	June 30, 2010	June 30, 2009	June 30, 2008	June 30, 2007
Revenue	$29,671,150	$4,503,892	$2,513,108	$1,596,722	$683,894
Net income (loss) (1)	$12,902,984	$(19,308,910)	$(22,374,491)	$(16,119,202)	$(16,961,790)
Basic and diluted net income (loss) per common share	$0.56	$(0.83)	$(0.97)	$(0.70)	$(0.87)
Total assets	$43,179,488	$49,659,526	$72,819,261	$94,875,961	$63,995,728
Total long-term liabilities (2)	$45,727	$57,160	$68,592	$80,024	$91,456
Cash dividends declared per share	$—	$—	$—	$—	$—

Notes:
(1)       Net income (loss) before discontinued operations and extraordinary items was equivalent to the net income (loss) for such periods.
(2)       Total long-term liabilities exclude deferred revenue, a non-financial liability

ANNUAL RESULTS – YEAR ENDED JUNE 30, 2011 COMPARED TO YEAR ENDED JUNE 30, 2010

Results of Operations

Revenue

Revenue increased $25,167,258 or 559% to $29,671,150 for the fiscal year ended June 30, 2011 as compared to $4,503,892 for the fiscal year ended June 30, 2010.  The Corporation recognized revenue in the amount of $29,671,150 relating to the collaboration agreement with Elan. During the comparative fiscal year ending June 30, 2010, the Corporation recognized $4,503,892 relating to the Lilly agreement.

In light of the amendments to the Elan agreement and the termination of the Lilly agreement, at June 30, 2011, the balance in deferred revenue is nil as all amounts received from both Elan and Lilly have been fully recognized as revenue. Under the terms of the modification to the Elan agreement, the Corporation will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial.  Management is not in a position to estimate when or if that payment will be received.

Research and Development

Research and development expenses decreased to $7,972,204 for the fiscal year ended June 30, 2011 from $13,131,473 for the fiscal year ended June 30, 2010.  The decrease, $5,159,269 or 39%, is primarily due to a decrease in clinical development costs related to ELND005 (AZD-103), TT-223 clinical trials and clinical costs associated with advancing the TT-301/302 program. These decreases are partially offset by increased pre-clinical costs associated with advancing the TT-401/402 compounds.

The Corporation anticipates that research and development expenses will increase in fiscal 2012 as the Corporation continues to advance the development of the TT-301/302 and TT-401/402.

General and Administrative

General and administrative expenses increased to $6,425,194 for the fiscal year ended June 30, 2011 from $6,084,420 for the fiscal year ended June 30, 2010.  The increase, $340,774 or 6% is due to increased consulting fees related to the strategic initiatives for ELND005 (AZD-103) as well as an increase in stock option expense resulting from management’s voluntary forfeiture of certain stock options.  The increase has been partially offset by a decrease in accounting fees as the Corporation’s component evaluation for IFRS policy decisions are substantially completed.

The Corporation anticipates that general and administrative expenses will remain relatively consistent in fiscal 2012.

Amortization

Amortization for the fiscal year ended June 30, 2011, decreased $629,153 or 23% to $2,106,878 as compared to $2,736,031 for the fiscal year ended June 30, 2010.

The decrease in amortization expense during fiscal 2011 is due to the fact that the technology and patents acquired from Protana were fully amortized during the second quarter of fiscal 2011. In addition, certain intangible assets were written off during fiscal 2010, further accounting for the decrease in amortization expense. The decrease has been partially offset by an increase in amortization resulting from the amortization of the license acquired from Lilly in March 2010.

The Corporation anticipates that amortization expense will decrease in fiscal 2012 due to the fact that the intangible assets acquired from Protana are fully amortized at June 30, 2011.

Impairment of Intangible Assets

Impairment of intangible assets for the fiscal year ended June 30, 2011, decreased to nil as compared to $1,124,945 for the fiscal year ended June 30, 2010.  There were no impairments of intangible assets during the year ended June 30, 2011.

During fiscal 2010, management assessed the development potential of the intangible assets acquired from Forbes and accordingly, recognized an impairment of the intangible assets of $1,053,446.  In addition, the Corporation terminated the licensing agreement with London Health Sciences Centre Research Inc. and accordingly, the associated patents were written off, resulting in an additional impairment loss of $71,499.  The total impairment loss recognized during fiscal 2010 was $1,124,945.

ANNUAL RESULTS – YEAR ENDED JUNE 30, 2010 COMPARED TO YEAR ENDED JUNE 30, 2009

Results of Operations

Revenue

Revenue increased $1,990,784 or 79% to $4,503,892 for the fiscal year ended June 30, 2010 as compared to $2,513,108 for the fiscal year ended June 30, 2009. The revenue recognized during fiscal 2010 relates to the Corporation’s collaboration agreement with Lilly. Management has recorded $4,503,892 of the deferred up-front payment from Lilly as revenue during fiscal 2010 and $2,513,108 during the fourth quarter of fiscal 2009. The upfront payment related to the Corporation’s collaboration agreement with Lilly has been fully recognized at June 30, 2010.

At June 30, 2010, the Corporation continues to defer the $20,719,750 (US$20,000,000) received from Elan for licensing fees, upfront and milestone payments in connection with the collaboration to develop the Alzheimer’s disease drug candidate ELND005 (AZD-103). Revenue from this collaboration will be recognized once the profitability of the arrangement can be reasonably determined.

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

The Corporation anticipates that research and development expenses will increase in fiscal 2011 if the Corporation elects to participate in the announced Phase III clinical study for Alzheimer’s disease drug candidate ELND005 (AZD-103). Research and development cost are also expected to increase as the Corporation advances the clinical development of the TT-301/302 compounds and commences development on the compounds acquired from Lilly known as TT-401/402.

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

The Corporation anticipates that general and administrative expenses in fiscal 2011 will remain relatively consistent with fiscal 2010.

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

The Corporation anticipates that amortization expenses will decrease in fiscal 2011 as a result of the intangible assets that were written off during fiscal 2010 and also due to the fact that the intangible assets acquired from Protana will be fully amortized by the second quarter of fiscal 2011.

Impairment of Intangible Assets

Impairment of intangible assets for the fiscal year ended June 30, 2010, increased $466,714 or 71% to $1,124,945 as compared to $658,231 for the fiscal year ended June 30, 2009.

During the second quarter of fiscal 2010, management assessed the development potential of the intangible assets acquired from Forbes and accordingly, recognized an impairment of the intangible assets of $1,053,446. In addition, the Corporation terminated the licensing agreement with London Health Sciences Centre Research Inc. and accordingly, the associated patents were written off, resulting in an impairment loss of $71,499 being recognized during the three-month period ended December 31, 2009.

In fiscal 2009, in connection with the termination of the General Hospital Corp agreement (“GHC”), the Corporation no longer had any financial obligations to GHC and determined that the sub-licensing fees and prepaid royalties paid to GHC had a fair value of Nil. Accordingly, the Corporation recorded an impairment of intangible assets of $658,231 which represented the carrying value of the assets prior to the agreement being terminated.

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

Summary of Quarterly Results

The following table is a summary of selected quarterly consolidated financial information of the Corporation for each of the eight most recently completed quarters ending at June 30, 2011.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2011
Revenue	$-	$29,671,150	$-	$-	$29,671,150
Net income (loss) (1)	$(4,330,163)	$24,284,800	$(3,032,230)	$(4,019,423)	$12,902,984
Basic and diluted net income (loss) per common share	$(0.19)	$1.05	$(0.13)	$(0.17)	$0.56

2010
Revenue	$304,436	$987,828	$2,543,221	$668,407	$4,503,892
Net (loss) (1)	$(5,613,461)	$(6,055,627)	$(3,063,270)	$(4,576,552)	$(19,308,910)
Basic and diluted net loss per common share	$(0.24)	$(0.26)	$(0.13)	$(0.20)	$(0.83)

Notes:
(1) Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

The fluctuations of Transition’s quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Corporation, amortization of the technology relating to the assets acquired from Protana, ENI, NeuroMedix and Forbes, foreign exchange gains and losses, recognition of upfront and licensing fees relating to the Elan and Lilly agreements, interest income and corporate development costs.

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

Valuation and Amortization of Intangible Assets

The Corporation’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents.  The costs of the Corporation’s intangible assets are amortized over the estimated useful life ranging from 15 to 20 years.  Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Corporation, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset.  The Corporation re-evaluates the useful life when there has been a change in these factors.  The Corporation assesses its intangible assets for recoverability whenever indicators of impairment exist.  When the carrying value of an asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value is below the asset’s carrying value.

Valuation Allowance for Future Tax Assets

The Corporation has recorded a valuation allowance on certain future tax assets primarily related to the carry forward of operating losses and qualifying research and development expenses.  The Corporation has determined that it is more likely than not that some of these carry forward amounts will not be realized based on historical results and estimated future taxable income.  The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carry forward amounts, which could result in a material change in our net income (loss) through the recovery of future income taxes.  However, there is no assurance that the Corporation will be able to record future income tax recoveries in the future.

Equity Based Valuations

When the Corporation issues equity based instruments (i.e. stock options), an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model.  The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Corporation’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Corporation’s dividend policy in the future.  If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

Recognition of Revenue

As a result of the Corporation’s amendment to the collaboration agreement with Elan, the Corporation has recognized as revenue amounts that were previously recorded as deferred revenue.  The recognition of revenue requires judgment in evaluating the contractual terms and assessing the Corporation’s performance towards meeting the contractual obligations.

Future Accounting Changes

International Financial Reporting Standards Conversion

In February 2008, the Accounting Standards Board (AcSB) confirmed that Canadian GAAP for public companies will be converged with IFRS for accounting periods commencing on or after January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are some significant differences on recognition, measurement and disclosures.  The Corporation will be required to report under IFRS for interim and annual financial statements beginning July 1, 2011 and provide IFRS comparative figures for the preceding fiscal year, including an opening balance sheet as at July 1, 2010.

The Corporation has developed a three phase conversion plan to adopt IFRS by July 1, 2011 as follows:

Phase 1 – Scope and Plan:  This first phase involved the development of an initial project plan and structure, the identification of differences between IFRS and existing Canadian GAAP, and an assessment of their applicability and the expected impact on the Corporation;

Phase 2 – Design and Build: This second phase includes the detailed review, documentation and selection of accounting policy choices relating to each applicable IFRS standard.  This phase will also include assessing the impact of the conversion on business activities, including the effect on information technology and data systems, income tax, internal controls over financial reporting and disclosure controls.  In this phase, accounting policies will be finalized, first-time adoption exemptions and exceptions will be considered and draft consolidated financial statements and note disclosures will be prepared;

Phase 3 – Implement and Review: This final phase involves the actual implementation of IFRS standards.  This phase will involve the finalization of IFRS conversion impacts, approval and implementation of accounting policies, implementation of testing of new processes, systems and controls, and the execution of detailed training where required.

To comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to IFRS, the Corporation has presented the following information regarding its changeover plan and progress to date, major identified differences in accounting standards and expected changes to accounting policies to allow investors and others to be informed on how the Corporation expects to be affected by the changeover to IFRS.  This information reflects management’s most recent assumptions and expectations; however, changes to IFRS or economic conditions may change these assumptions or expectations.

	Key Activities	Timeline/Progress to Date
Accounting policies and financial reporting	Identify applicable differences between IFRS and current Canadian GAAP accounting practices	Identification of IFRS differences impacting the Corporation is substantially complete, pending future IFRS changes released by the IASB.

	Finalize accounting policy choices and assess elective options under IFRS 1 First Time Adoption	Initial accounting policy choices and applicable elective options under IFRS 1 have been identified and presented to the Audit Committee and have been finalized.

	Quantify effects of changeover on opening balance sheet	The opening balance sheet adjustments have been determined and reviewed by the Corporation’s auditors.

	Prepare draft consolidated financial statements and note disclosures under IFRS accounting standards	The Corporation has presented their first set of draft interim consolidated financial statements under IFRS to the audit committee.

Information technology and data systems	Evaluate accounting system for changes related to the adoption of IFRS	This process/assessment has been completed and no significant changes are required.

	Key Activities	Timeline/Progress to Date
Internal controls over financial reporting	Approval of accounting policy choices and initial IFRS 1 elections	Initial accounting policy choices and applicable elective options under IFRS 1 have been reviewed by management and the Audit Committee.

	Design, implement and test controls over IFRS data	Control procedures are in place and have been tested.

Disclosure controls and procedures	Review and approval of IFRS disclosures	Review and approval of ongoing IFRS disclosures is part of the current disclosure approval process.

Expertise and training	Technical review of IFRS standards, IFRS 1 elections and policy choices
Senior finance personnel have attended external IFRS training sessions, participated in web training sessions and have received continuous communication from third parties including accounting service providers and IASB’s IFRS website.

Transition to IFRS – Opening Adjustments

Based on the IFRS standards as of the current date, the Corporation has finalized accounting policy choices and has assessed elective options under IFRS 1, First Time Adoption.  In addition, the Corporation has quantified the effects of transitioning to IFRS. Additional information relating to elective options and quantification of adjustments is as follows:

a)      Business combinations

In accordance with IFRS transition provisions, the Corporation elected to apply IFRS 3 relating to business combinations prospectively from July 1, 2010.  As such, Canadian GAAP balances relating to business combinations entered into before that date have been carried forward without adjustment.

b)      Deferred Revenue

Under IAS 18 – Revenue (IAS 18), the Corporation has recognized revenue on the Elan contract based on the percentage of completion methodology.  Due to the uncertainties in estimating the outcome of this contract, revenue has been recognized only to the extent of the costs incurred.  Accordingly, at July 1, 2010, the Corporation has recognized revenue of $19,419,756 relating to the Corporation’s agreement with Elan under IAS 18 compared to the deferral of $20,719,750 in accordance with Canadian GAAP.

c)      Contingent Consideration Payable

The Corporation acquired the ELND-005 (AZD-103) technology from Ellipsis Neurotherapeutic Inc. (“ENI”).  Under the terms of the step-acquisition agreement with ENI, the Corporation is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price. Under IFRS, this contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date.  Under Canadian GAAP, no liability was recognized. Accordingly, the Corporation recognized a liability at July 1, 2010 which represents the fair value of the contingent consideration payable.  The Corporation determined the fair value of the contingent consideration payable to be $3,081,500 as at July 1, 2010 and a non-current liability has been recognized in this amount and the deficit has been increased accordingly.

d) Share-based payments

Under Canadian GAAP, the Corporation measures stock-based compensation for stock option grants at their fair value determined using the Black-Scholes option pricing model and expenses this equally over the options’ vesting terms. IFRS requires the fair value of stock options granted to be expensed on an accelerated basis over the options’ vesting term using a method called graded vesting. As a result, the Corporation has recorded a July 1, 2010 adjustment within the components of shareholders’ equity to restate the cumulative impact of this difference.

Under Canadian GAAP, the Corporation recognizes the effect of forfeitures as they occur. Under IFRS, the Corporation is required to estimate the expected rate of stock option forfeiture at the grant date and adjust the number of options included in the measurement of the compensation expense. As a result of this difference, the Corporation has recorded an IFRS transition adjustment within the components of shareholders’ equity that takes into account the forfeiture of stock option grants that have unvested options at July 1, 2010.

As a result of the above-mentioned Canadian GAAP and IFRS share-based payment differences, the Corporation has recorded a cumulative adjustment at July 1, 2010 within the components of shareholders’ equity that increased the share-based payment reserve by $1,890,839, and increased the deficit by $1,890,839.

Presentation

Pursuant to IAS 1, Presentation of Financial Statements, the Corporation has elected to group its expenses on the income statement using a classification system based on function.  The Corporation currently presents its expenses by function with the exception of amortization of property and equipment and intangible assets.  The Corporation’s IFRS consolidated statement of profit or loss will allocate amortization to the relevant functional areas of research and development and general and administrative expenses.

Under IAS 24, Related Party Disclosures, key management and board member compensation is disclosed in total and is analyzed by component. Comprehensive disclosures of related party transactions are required for each category of related party relationship. The Corporation currently does not consider management compensation as a related party transaction. Upon the adoption of IFRS, the Corporation will disclose management and board member compensation as part of related party disclosures.

Management has drafted the IFRS consolidated financial statements and related disclosures and Management anticipates that additional disclosures will be required under IFRS.

Recent U.S. Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and was effective for the Company on July 1, 2010.   The adoption of this standard did not have a material impact on the consolidated financial position or results of operation.

In January, 2010, the FASB issued Accounting Standards Update 2010-06 Topic 820 (ASU 2010-06), Improving Disclosures about Fair Value Measurements, which provides amendments to Subtopic 820-10 that require new disclosures and that clarify certain existing disclosures related to fair value measurements.  The new disclosures and clarifications of existing disclosures were effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements.  These disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. ASU 2010-06 is effective for the Company on July 1, 2011 and the Company is currently evaluating the impact ASU 2010-06 will have on the Company’s consolidated financial statements.

In April 2010, the FASB issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition—Milestone Method (Topic 605), which provides guidance on applying the milestone method to milestone payments for achieving specified performance measures when those payments are related to uncertain future events. ASU 2010-17 is effective for fiscal years and interim periods within those years beginning on or after June 15, 2010 with early adoption permitted. ASU 2010-17 was effective for the Company on July 1, 2010. The adoption of this standard did not have a material impact on the consolidated financial position or results of operation.

In May, 2011, the FASB issued Accounting Standards Update 2011-04 Topic 820 (ASU 2011-04), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS, which provides guidance on how to measure fair value and for disclosing information about fair value measurements in US GAAP with IFRS.  ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and the Company is currently evaluating the impact ASU 2010-04 will have on the Company’s consolidated financial statements.

In June, 2011, the FASB issued Accounting Standards Update 2011-05 Topic 220 (ASU 2011-05), Presentation of Comprehensive Income, which provides guidance on how comprehensive income is presented under US GAAP and IFRS.  ASU 2011-05 gives Companies two choices of how to present items of net income, items of other comprehensive income (“OCI”) and total comprehensive income.  All non-owner changes in shareholders’ equity can be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements.  Companies will no longer be permitted to present OCI in the statement of shareholder’s equity.  ASU 2011-05 is effective for fiscal years and interim periods within those years beginning on or after December 15, 2011.  The Company is currently evaluating the impact ASU 2011-05 will have on the Company’s consolidated financial statements.

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

Outstanding Share Data

Authorized

The authorized share capital of the Corporation consists of an unlimited number of common shares.

Issued and Outstanding

The following details the issued and outstanding equity securities of the Corporation:

Common Shares

As at September 19, 2011, the Corporation has 23,217,599 common shares outstanding. Stock Options

As at September 19, 2011, the Corporation has 1,525,386 stock options outstanding with exercise prices ranging from $3.00 to $18.00 and various expiry dates extending to June 30, 2021. At September 19, 2011, on an if-converted basis, these stock options would result in the issuance of 1,534,275 common shares at an aggregate exercise price of $8,461,872.

B.      Liquidity and Capital Resources

Overview

The Corporation commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs.  All revenue to date has been generated from interest income on surplus funds, milestone payments, and licensing fees.  The Corporation has incurred a cumulative deficit to June 30, 2011 of $132,941,188.  Losses are expected to continue for the next several years as the Corporation invests in research and development, preclinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Corporation has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits and short term investments, revenues and reimbursements from partners, and proceeds from the sale of assets transferred under contractual arrangement.

The Corporation’s cash, cash equivalents and short term investments were $22,460,720 at June 30, 2011 as compared to $27,077,855 at June 30, 2010.  The decrease of $4,617,135 was primarily the result of operating expenditures incurred during the twelve-month period ended June 30, 2011, offset by the milestone payment of $8,951,400 (US$9,000,000) received from Elan.  The Corporation’s working capital position at June 30, 2011 was $22,790,461, as compared to $25,868,484 at June 30, 2010.  The decrease in the Corporation’s working capital position is due to the expenditures incurred during the twelve-month period ended June 30, 2011. The Corporation’s current cash projection indicates that the current cash resources should enable the Corporation to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

The success of the Corporation is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations.  The continuation of the research and development activities and the commercialization of its products are dependent on the Corporation’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships.  It is not possible to predict either the outcome of future research and development programs or the Corporation’s ability to fund these programs going forward.

Financial instruments of the Corporation consist mainly of cash and cash equivalents, short term investments, accounts payable and accrued liabilities. Management’s primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.

The Corporation is exposed to market risks related to volatility in interest rates for the Corporation’s investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in US dollars.

The Corporation is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates.  The Corporation’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets.  The Corporation does not speculate on interest rates and holds all deposits until their date of maturity.

C.      Research and Development, Patents and Licenses, etc.

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition’s vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Corporation’s technologies are as follows:

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

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. The likelihood of developing late-onset Alzheimer’s approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the U.S., Alzheimer’s disease is the sixth leading cause of death and current direct/indirect costs of caring for an estimated 5.4 million Alzheimer’s disease patients are at least US$100 billion annually.

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

On August 30, 2007, the Corporation announced the completion of Phase I clinical studies with ELND005 (AZD-103). Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers. Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and CSF and plasma studies. ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.

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

On December 24, 2007, Transition announced that in connection with the initiation of the Phase II clinical study, the Corporation issued the former shareholders of Ellipsis Neurotherapeutics Inc. (“ENI”) the first contingent consideration milestone in the form of 174,123 Transition common shares at a price of $10.86 per share. The shares issued had a fair value of $1,890,976 which represents additional consideration paid to acquire the technology, products and patents from ENI and accordingly, has been capitalized as intangible assets and will be amortized over the remaining useful life of the technology, products and patents.

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

On December 15, 2009, Elan and Transition announced modifications to ELND005 (AZD-103) Phase II clinical trials in Alzheimer’s disease. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily). The study continued unchanged for patients who were assigned to the lower dose (250mg dosed twice daily) and placebo groups. The study was modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 (AZD-103) and these deaths has not been established. The ISMC and both companies concur that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group.

On August 9, 2010, Elan and Transition announced topline summary results of the Phase II study and plans for Phase III studies for ELND005 (AZD-103). The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ACL) in mild to moderate patients however; the study did identify a dose with acceptable safety and tolerability. The dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies.

Expenditures for the ELND005 (AZD-103) Program

During the years ended June 30, 2011, 2010 and 2009, the Corporation incurred direct research and development costs for this program as follows:

ELND005 (AZD-103) Program(1)	Fiscal 2011	Fiscal 2010	Fiscal 2009
Pre-clinical studies	$—	$4,871	$71,661
Clinical studies	—	—	(2,131)
Manufacturing	5,788	14,788	20,321
Other direct research	48,511	41,400	23,032
Due to (from) Elan
Clinical studies	757,579	3,534,490	5,578,761
Manufacturing	(78,683)	451,964	1,539,675
Other direct research	17,215	672,085	475,861
Other	183,744	524,815	749,743
TOTAL	$934,154	$5,244,413	$8,456,923

Notes:
(1)
These costs, except “Due to (from) Elan”, are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Corporation overhead.

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

To address this large unmet medical need, Transition is developing a class of small molecule compounds that are designed to cross the blood brain barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines. Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on diseases including arthritis, Alzheimer’s disease, TBI, ICH, and others.

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

On June 30, 2010 Transition announced the initiation of a Phase I clinical study of TT-301 and that the first patient was dosed. The study was a double blind, randomized, placebo controlled study in which healthy volunteers received placebo or escalating doses of intravenously administered TT-301.

The Company is also preparing to perform Phase 1 studies evaluating the safety, tolerability and pharmacokinetics of TT-301 or TT-302 when dosed orally.  The Company plans to advance oral formulations of lead drug candidate TT-301 or TT-302 for inflammatory diseases such as rheumatoid arthritis. Both TT-301 and TT-302 have been shown to suppress inflammatory cytokine production, reduce inflammation and improve outcomes in preclinical models of collagen-induced arthritis.  Transition may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

Expenditures for the TT-301/302 Program

During the year ended June 30, 2011, 2010 and 2009, the Corporation incurred direct research and development costs for this program as follows:

TT-301/302 Program(1)	Fiscal 2011	Fiscal 2010	Fiscal 2009
Pre-clinical studies	$656,671	$1,225,114	$537,900
Clinical studies	743,141	122,145	—
Manufacturing	880,711	1,241,830	332,671
Other direct research	80,852	119,841	10,133
TOTAL	$2,361,375	$2,708,930	$880,704

Notes:
(1)        These costs, are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Corporation overhead.

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

Expenditures for the TT-401/402 Program

During the year ended June 30, 2011, 2010 and 2009, the Corporation incurred direct research and development costs for this program as follows:

TT-401/402 Program(1)	Fiscal 2011	Fiscal 2010	Fiscal 2009
Pre-clinical studies	$1,070,352	-	$-
Clinical studies	-	-	-
Manufacturing	506,474	53,730	-
Other direct research	25,683	14,113	-
TOTAL	$1,602,509	$67,843	$-

Notes:
(1)       These costs, are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Corporation overhead.

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

This clinical data from the TT-223 in combination with EGF study supported the potential of the TT-223 gastrin analogue as a stand alone therapy and in combination with other diabetes therapies. On March 13, 2008, Lilly and the Corporation entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin-based therapies, including the compound TT-223.

In August 2008, Transition and its collaboration partner Lilly initiated a Phase II trial evaluating TT-223 in type 2 diabetes patients receiving metformin and/or thiazolidinediones (TZDs) which completed patient enrollment in February 2009.

On January 25, 2010, the Corporation announced the results from a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes. Patients who received the highest daily dose of TT-223 for 12 weeks and completed the entire study without adjusting their diabetes therapies experienced a statistically significant reduction in HbA1c of 1.13%, 6 months after completing TT-223. Patients who had received placebo treatment experienced a 0.22% HbA1c reduction 6 months posttreatment. HbA1c is a reflection of a person’s average glucose level and is used by doctors as a measure of glucose management. Post prandial and AUC (area under the curve) glucose showed improvement versus placebo but not against baseline at 3 and 6 months post-treatment, while fasting blood glucose and mixed meal tolerance insulin parameter tests did not show improvement. No detectable changes in weight were observed. There were no treatment-related serious adverse events. The most common adverse event was nausea, which was generally mild to moderate and decreased in frequency and severity over the treatment period.

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

In September 2010, Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints. Given these findings, there will be no further development of TT-223. Expenditures for the TT-223 Program

During the year ended June 30, 2011, 2010 and 2009, the Corporation incurred direct research and development costs for this program as follows:

TT-223 Program(1)	Fiscal 2011	Fiscal 2010	Fiscal 2009
Pre-clinical studies	-	$(6,330)	$135,037
Clinical studies	-	2,226,732	4,685,399
Manufacturing	-	(16,652)	687,946
Other direct research	-	37,018	372,679
Reimbursement from Lilly
Clinical studies	-	(725,527)	(2,011,246)
Manufacturing	-	(9,066)	(165,076)
Other research	-	—	(536,321)
Other	-	(137,730)	(852,067)
TOTAL	-	$1,368,445	$2,316,351

Notes:
(1)
These costs, except “Reimbursement from Lilly”, are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Corporation overhead.

The Next Steps

Transition’s goal for its programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Corporation must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Corporation’s technologies are illustrated below:

3
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

The Corporation continues to be focused on increasing shareholder value by advancing its products through clinical trials and by successfully partnering products. During fiscal 2012, the Corporation expects:

•	Its development partner Elan to advance the Alzheimer’s disease product ELND005 (AZD-103) into Phase III studies;

•	The advancement of orally formulated forms of TT-301 or TT-302 to enter clinical development in preparation for proof of concept studies in arthritis;

•	The commencement of clinical development of TT-401 with Phase 1 studies to enable human proof-of-concept trials in subjects with diabetes and/or obesity.

E.      Off-Balance Sheet Arrangements

The Corporation does not have any “off-balance sheet arrangements” as that term is defined in Item 5.E.2 of Form 20-F.

F.      Contractual Obligations

Contractual Obligations

Minimum payments under our contractual obligations as of June 30, 2011 are as follows:

	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Operating Leases	$227,780	$425,575	$206,294	$-	$859,649
Collaboration agreements	$8,681	$-	$-	$-	$8,861
Clinical and toxicity study agreements	$1,231,264	$-	$-	$-	$1,231,264
Manufacturing agreements	$597,593	$-	$-	$-	$597,593
Others	$128,332				$128,332
TOTAL	$2,193,650	$425,575	$206,294	$-	$2,825,519

Item 6.	Directors, Senior Management and Employees

The following table sets forth the name and province or state and country of residence of each director and executive officer of the Corporation as well as their position(s) and offices held with the Corporation and their principal occupations during the five preceding years for each as of September 19, 2011.

Name and Province/ State and Country of Residence	Position(s) Held with the Corporation	Principal Occupations within the Five Proceeding Years	Director Since (4)
Dr. Tony F. Cruz Ontario, Canada	Chief Executive Officer, Director and Chairman of the Board of Directors	Chief Executive Officer of the Corporation.	January 1999

Elie Farah (5) Ontario, Canada	President and Chief Financial Officer	President and Chief Financial Officer of the Corporation since July 2008; prior thereto, Chief Financial Officer and VP, Corporate Development of the Corporation since May 2005	N/A

Dr. Aleksandra Pastrak Ontario, Canada	VP of Clinical Development and Medical Officer
VP of Clinical Development and Medical Officer since September 2011, prior thereto, VP Research and Medical Officer of the Corporation since July 2007, prior thereto, VP, Research of the Corporation since May 2005.
N/A

Nicole Rusaw-George Ontario, Canada	VP Finance	VP, Finance of the Corporation since July 2008, prior thereto, Director of Finance of the Corporation since June 2005.	N/A

Carl Damiani Ontario, Canada	VP Business Development	VP of Business Development of the Corporation since December 2007, prior thereto, Director of Business Development of the Corporation since October 2003.	N/A

Laura, Agensky Ontario, Canada	VP of Clinical Operations	VP of Clinical Operations of the Corporation since June 2009, prior thereto, Senior Director Clinical Development of the Corporation since May 2001.	N/A

Louis Alexopoulos Ontario, Canada	Secretary	Barrister and Solicitor at Sotos Associates LLP, law firm.	N/A

Michael Ashton (1)(2)(3) Connecticut, USA	Director	Independent consultant to the pharmaceutical industry since March 2006; prior thereto, Chief Executive Officer of SkyePharma PLC, a U.K. based drug delivery company	December 2002

Paul Baeher (1)(2)(3) Quebec, Canada	Director	President, Chief Executive Officer and Chairman of IBEX Technologies Inc., a publicly traded biotechnology company.	December 2002

Christopher Henley (1)(3)(7) Ontario, Canada	Director	President of Henley Capital Corporation, an exempt market dealer.	October 2000

Name and Province/ State and Country of Residence	Position(s) Held with the Corporation	Principal Occupations within the Five Proceeding Years	Director Since (4)
Dr. Gary W. Pace (6) California, USA	Lead Director
Chairman and founder of Sova Pharmaceuticals Inc. since May, 2010, Director and consultant of QRxPharma, a biotechnology company, since April 13, 2007; prior thereto, Co-founder, Chairman and Chief Executive Officer of QRxPharma since November 2002
January 2002

Notes:
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance Committee.
(4)
The term of each current director’s appointment will expire at the Corporation’s Annual Meeting of shareholders which is scheduled for December 5, 2011. It is anticipated that each current director will be nominated by management for reappointment at the Corporation’s Annual Meeting.

(5)
Mr. Farah joined Pangeo Pharma Inc. on April 1, 2003 to assist with corporate restructuring. On July 10, 2003, Pangeo Pharma Inc. filed for protection from its creditors under The Companies’ Creditors Arrangement Act.

(6)
Effective May 26, 2011, Dr. Pace resigned from his position as Chairman of the Corporate Governance Committee and also resigned as a member of the Audit Committee, Compensation Committee, and Corporate Governance Committee.

(7)	Mr. Henley was appointed to the Compensation Committee on September 1, 2011.

Family Relationships

There are no family relationships among our directors and executive officers.

B. Executive Compensation

Summary Compensation Table

The following table provides a summary of compensation earned during the most recently completed fiscal year by the Corporation’s Chief Executive Officer, President and Chief Financial Officer and for the next four most highly compensated executive officers of the Corporation other than the Chief Executive Officer and the Chief Financial Officer (the “Named Executive Officers” as the term is used in National Instrument Form 51-102 – Statement of Executive Compensation), whose total salary and bonus exceeded $150,000.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans	Long- term incentive plans	Pension value ($)	All other compensation ($)		Total compensation
Tony Cruz,
Chief Executive Officer	2011	367,710	—	486,300	75,213	—	—	1,388	(6)	930,611
Elie Farah,
President & Chief Financial Officer (1)	2011	278,409	—	365,250	47,456	—	—	8,888	(2)(6)	700,003
Aleksandra Pastrak (3)
Vice President Clinical Development & Medical Officer	2011	236,385	—	294,650	37,198	—	—	1,388	(6)	569,621
Carl Damiani
Vice President Business Development	2011	178,602	—	188,750	28,105	—	—	—		395,457
Laura Agensky
Vice President Clinical Operations (4)	2011	170,197	—	118,150	26,783	—	—	—		315,130
Nicole Rusaw-George
Vice President Finance (5)	2011	160,742	—	118,150	25,295	—	—	—		304,187

Notes:
(1)	Mr. Farah was appointed President and Chief Financial Officer in July 2008 and was appointed Chief Financial Officer and Vice President, Corporate Development, effective May 21, 2005.
(2)	Under the terms of Mr. Farah’s Employment Agreement, the Corporation will match his contributions to a Registered Retirement Savings Plan, to a maximum of $7,500 per year.
(3)	Ms. Pastrak was appointed Vice President of Clinical Development and Medical Officer, effective September 2011, but has been employed by the Corporation in other capacities since October 19, 1999.
(4)	Ms. Agensky was appointed Vice President Clinical Operations effective June 18, 2009 but has been employed by the Corporation in other capacities since July 9, 2001.
(5)	Ms. Rusaw-George was appointed Vice President Finance on July 4, 2008.
(6)	Dr. Cruz, Mr. Farah and Dr. Pastrak all receive subsidized parking from the Corporation in the amount of $1,388 per year.

Outstanding Option-based Awards

The following table sets forth information with respect to stock option grants exercisable into Common Shares made to the Named Executive Officers that were outstanding at June 30, 2011:

	Option-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)
Tony Cruz	66,667	5.13	September 15, 2011(2)	—
	55,000	4.15	June 16, 2014	—
	55,000	3.50	August 12, 2015	—
	150,000	3.22	May 26, 2021	—

Elie Farah	22,222	5.13	September 15, 2011(2)	—
	45,000	4.15	June 16, 2014	—
	50,000	3.50	August 12, 2015	—
	105,000	3.22	May 26, 2021	—

Alexandra Pastrak	22,222	5.13	September 15, 2011(2)	—
	40,000	4.15	June 16, 2014	—
	40,000	3.50	August 12, 2015	—
	85,000	3.22	May 26, 2021	—

Carl Damiani	22,222	5.13	September 15, 2011(2)	—
	35,000	4.15	June 16, 2014	—
	25,000	3.50	August 12, 2015	—
	55,000	3.22	May 26, 2021	—

	Option-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)

Laura Agensky	7,407	5.13	September 15, 2011(2)	—
	20,000	4.15	June 16, 2014	—
	15,000	3.50	August 12, 2015	—
	35,000	3.22	May 26, 2021	—

Nicole Rusaw-George	3,703	5.13	September 15, 2011(2)	—
	20,000	4.15	June 16, 2014	—
	15,000	3.50	August 12, 2015	—
	35,000	3.22	May 26, 2021	—

Notes:
(1)
Calculated based on the difference between the closing price of the Common Shares on the TSX on June 30, 2011 of $3.00 and the exercise price of the options. All options were out-of-the-money at June 30, 2011.

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

Name	Option-based awards – Value vested during the year ($)(1)
Tony Cruz	Nil
Elie Farah	Nil
Alexandra Pastrak	Nil
Carl Damiani	Nil
Laura Agensky	Nil
Nicole Rusaw-George	Nil

Notes:
(1)	All options that vested during the year were out of the money based on the closing price of Common Shares on the TSX on June 30, 2011 of $3.00.

Compensation of Directors

The following table details the total compensation earned by each non-employee director during the year ended June 30, 2011:

Name	Fees earned ($)	Option- based awards ($)	All other compensation ($)	Total ($)
Michael Ashton	38,500	34,050	—	72,550
Paul Baehr	43,500	34,050	—	77,550
Christopher Henley	44,500	34,050	—	78,550
Gary W. Pace	42,750	34,050	—	76,800

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

Directors – Outstanding Option-based Awards

The following table sets forth information with respect to stock option grants exercisable into Common Shares made to the directors that were outstanding at June 30, 2011.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)
Michael Ashton	5,556	15.57	June 30, 2012	—
	10,000	13.70	June 30, 2013	—
	10,000	4.29	June 30, 2014	—
	10,000	3.42	June 30, 2015	—
	15,000	3.00	June 30, 2021	—

Paul Baehr	5,556	15.57	June 30, 2012	—
	10,000	13.70	June 30, 2013	—
	10,000	4.29	June 30, 2014	—
	10,000	3.42	June 30, 2015	—
	15,000	3.00	June 30, 2021	—

Christopher Henley	5,556	15.57	June 30, 2012	—
	10,000	13.70	June 30, 2013	—
	10,000	4.29	June 30, 2014	—
	10,000	3.42	June 30, 2015	—
	15,000	3.00	June 30, 2021	—

Gary W. Pace	5,556	15.57	June 30, 2012	—
	10,000	13.70	June 30, 2013	—
	10,000	4.29	June 30, 2014	—
	10,000	3.42	June 30, 2015	—
	15,000	3.00	June 30, 2021	—

Notes:
(1)	Calculated based on the difference between the closing price of the Common Shares on the TSX on June 30, 2011 of $3.00 and the exercise price of the options.

Directors – Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth (i) for option-based awards, the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting.

Name	Option-based awards – Value vested during the year ($) (1)
Michael Ashton	Nil
Paul Baehr	Nil
Christopher Henley	Nil
Gary W. Pace	Nil

Notes:
(1)	All options that vested during the year were out of the money based on the closing price of Common Shares on the TSX on June 30, 2011 of $3.00.

C.      Board Practices

Audit Committee

The Corporation has a separately-designated standing Audit Committee established in accordance with section 3(a)(58) of the Exchange Act. The members of the Audit Committee are: Mr. Christopher Henley (chair), Mr. Paul Baehr, and Mr. Michael Ashton each of whom is independent under the TSX and NASDAQ listing standards and financially literate.

Audit Committee Charter

The charter of the Corporation’s audit committee is attached as Appendix A to our Annual Information Form available at www.sedar.com.

Composition of the Audit Committee

The Corporation’s audit committee is composed of Mr. Christopher Henley (Chair), Mr. Paul Baehr and Mr. Michael Ashton.

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

4

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

Mr. Michael Ashton (Chair)

Mr. Paul Baehr

Mr. Christopher Henley

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

D.      Employees

As of June 30, 2011, the Corporation had 20 full-time employees.

E.      Share Ownership

Please see Item 7.A.

Item 7A.      Major Shareholders and Related Party Transactions

SECURITIES OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this annual report, the directors and officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or discretion over 1,523,790 Common Shares, which represents 6.4% of the issued and outstanding Common Shares.

The following table sets forth information with respect to the beneficial ownership of our Common Shares, by (1) each of the Corporation’s shareholders who is a beneficial owner of more than 5% of the Corporation’s Common Shares, (2) each of the Corporation’s directors and executive officers, individually, and (3) all of the Corporation’s executive officers and directors, as a group, as of July 1, 2011.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Mr. Jack Schuler (1)	3,289,928	14.2%
Fidelity Research and Management Company	3,018,287	13.0%
Schuler Family Foundation (1)	2,392,844	10.3%
Larry N Feinberg (2)	2,169,302	9.3%
Wellington Management Company LLP	1,751,566	7.5%
Oracle Associates LLC (3)	1,456,284	6.3%
Oracle Partners, L.P. (3)	1,222,084	5.3%
Louis Alexopoulos	36,003	*
Michael Ashton (4)	38,601	*
Tony Cruz (5)	958,819	4.1%
Paul Baehr (4)	39,157	*
Christopher Henley (4)	97,866	*
Gary Pace (4)	92,619	*
Aleksandra Pastrak (6)	67,765	*
Elie Farah (8)	76,066	*
Carl Damiani (7)	62,680	*
Laura Agensky (8)	27,712	*
Nicole Rusaw-George (8)	26,502	*
All executive officers and directors as a group (11 persons)	1,523,790	6.4%

Notes:
*	Less than 1%.
(1)	Includes the 2,392,844 shares beneficially owned by the Schuler Family Foundation over which Mr. Schuler shares dispositive power.
(2)
The shares reported to be beneficially owned by Mr. Larry Feinberg includes the 1,222,084 shares beneficially owned by Oracle Partners, L.P. and the 1,456,284 shares beneficially owned by Oracle Associates LLC.

(3)	The shares reported to be beneficially owned by Oracle Associates LLC includes the 1,222,084 shares beneficially owned by Oracle Partners, L.P.
(4)	Includes 34,712 options exercisable within 60 days of August 31, 2011.
(5)	Includes 132,695 options exercisable within 60 days of August 31, 2011.
(6)	Includes 67,738 options exercisable within 60 days of August 31, 2011.

(7)	Includes 56,688 options exercisable within 60 days of August 31, 2011.
(8)	Includes options exercisable within 60 days of August 31, 2011.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No material related party transactions have occurred since the beginning of fiscal year 2011 up to and including the date of this annual report or are currently proposed, other than as set forth below:

During fiscal 2011, the Company paid legal fees to a law firm where the Company’s Secretary is a partner and to a corporation controlled by the Company’s Secretary.  Total fees and disbursements charged to the Company by these companies during the year ended June 30, 2011 were nil [2010 - $5,718] and are included in general and administrative expenses.  The balance owing at June 30, 2011 is nil and 2010 is $766.  In June, 2011, the Company entered into a six-month consulting agreement for US$150,000 with P&S Global Ventures (“P&S”), a company that is controlled by a Director of the Corporation.  Total fees and disbursements charged by P&S during the year ended June 30, 2011 were $24,195 and are included in general and administrative expenses. The balance owing at June 30, 2011 is nil.

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

Legal Proceedings

As of June 30, 2011, we did not have any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against us or our subsidiaries.

B.      Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.     The Offer and Listing

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

	NASDAQ				TSX
	High		Low		High	Low
Yearly Highs and Lows for the Year Ending June 30,
2011	5.49		1.54		5.28	1.82
2010	9.00		2.32		9.77	2.36
2009	14.10		2.00		13.67	2.42
2008	14.50	[1]	8.73	[2]	16.60	8.77
2007	N/A		N/A		21.42	3.78

Quarterly Highs and Lows
2011
First Quarter (July-September 2010)	4.23		2.90		4.45	2.98
Second Quarter (October-December 2010)	3.11		1.81		3.15	1.83
Third Quarter (January-March 2011)	5.49		1.85		5.28	1.82
Fourth Quarter (April-June 2011)	4.39		2.62		4.20	2.58
2010
First Quarter (July-September 2009)	9.00		3.74		9.77	4.60
Second Quarter (October-December 2009)	8.32		3.43		8.83	3.60
Third Quarter (January-March 2010)	3.73		2.32		3.89	2.36
Fourth Quarter (April-June 2010)	4.43		2.95		4.75	2.85

Monthly Highs and Lows
March 2011	5.49		3.70		5.28	3.66
April 2011	4.39		3.17		4.20	3.06
May 2011	4.19		2.80		3.96	2.72
June 2011	3.50		2.62		3.30	2.58
July 2011	3.19		2.26		3.00	2.20
August 2011	2.79		1.54		2.50	1.50

Notes:
1       Calculation for the year ending June 30, 2008 is from August 20, 2007 through June 30, 2008.
2       Calculation for the year ending June 30, 2008 is from August 20, 2007 through June 30, 2008.

Item 10.      Additional Information

A.      Share Capital.

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

In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of common shares shall have a right to receive their pro rata share of such distribution, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to the common shares. There are no sinking fund or redemption provisions in respect of the common shares. Our shareholders have no liability to further capital calls as all shares issued and outstanding are fully paid and non-assessable.

No other classes of shares are currently permitted to be issued.

Action Necessary to Change the Rights of Shareholders

In order to change the rights of our shareholders, we would need to amend our articles of incorporation to effect the change. Such an amendment would require approval by a special resolution passed by at least two-thirds of the votes cast at a duly called special meeting. For certain amendments such as those creating of a class of preferred shares, a shareholder is entitled to dissent in respect of such a resolution amending our articles and, if the resolution is adopted and the Corporation implements such changes, demand payment of the fair value of its shares.

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

An alternative monthly reporting system is available to eligible institutional investors, which requires only the filing of a report within 10 days after the end of the month in which the security holding percentage of the eligible institutional investor in a class of voting or equity securities of the issuer, as at the end of the month, increased to 10% or more or increased or decreased past 2.5% thresholds or decreased to less than 10% or there has been a change in a material fact contained in the report of the eligible institutional investor most recently filed.

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

Other Provisions of Articles and By-laws

There are no provisions of our Articles or Bylaws that would have an effect of delaying, deferring or preventing a change in control of the Corporation and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Corporation. Our Bylaws do not contain a provision governing the ownership threshold above which shareholder ownership must be disclosed. There are no provisions in our Articles or Bylaws governing changes in capital, where such provisions are more stringent than those required by law.

C.      Material Contracts

Other than those listed in the paragraphs below, we have not entered into any material contracts other than in the ordinary course of business or other than those described in Item 4 “Information on the Corporation” and elsewhere in this annual report.

The Corporation has entered into the following material contracts, which were not in the ordinary course of business:

Elan

In September 2006, the Corporation and Elan signed a US$200 million global collaboration agreement to develop and commercialize the Alzheimer’s disease product, ELND005 (AZD-103).

Under the terms of the agreement, the Corporation has received up-front payments of US$15 million. In addition, dependent upon the successful development, regulatory approval and commercialization of ELND005 (AZD-103), the Corporation would have been eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008. Initially, Elan and the Corporation shared the costs and operating profits of ELND005 (AZD-103) if successfully developed and commercialized, with the Corporation’s cost share and ownership interest at 30%.

In December, 2010, the Corporation announced the modification of the ELND005 (AZD-103) collaboration agreement between Elan and the Corporation.  Under the terms of the modification, in lieu of a contractually required Phase III milestone payment, the Corporation received from Elan a payment of US$9 million at the time of signing and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial. The Corporation also will be eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization.  As the agreement is now a royalty arrangement, the Corporation will no longer fund the development or commercialization of ELND005 (AZD-103) and will relinquish its 30% ownership of ELND005 (AZD-103) to Elan.

Eli Lilly

TT401/402

On March 3, 2010, the Corporation and Lilly entered into a licensing and collaboration agreement granting the Corporation the rights to a series of preclinical compounds in the area of diabetes.  Under the licensing and collaboration agreement, the Corporation will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date.  Lilly will retain this option up until the end of Phase II.  If Lilly exercises these rights, the Corporation would be eligible to receive milestone payments of up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from the Corporation on sales of products containing such compounds should such products be successfully commercialized.

Gastrin Based Therapies

In March 2008, the Corporation and Lilly signed a US$140 million licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize the Corporation’s gastrin based therapies. This agreement was terminated in December 2010.

D.      Exchange Controls

There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of our securities to hold or vote the securities held. There are also no such limitations imposed by our Articles and By-Laws with respect to our Common Shares.

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

With respect to individuals and certain other non-corporate U.S. Holders for taxable years beginning before January 1, 2013, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the common shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty between the United States and Canada, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, (3) certain holding period requirements are met and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. treasury guidance indicates that our common shares, which are listed on the Nasdaq Capital Market, are readily tradable on an established securities market in the United States. In addition, we should be eligible for the benefits of the income tax treaty between the United States and Canada. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

Subject to various limitations, Canadian taxes withheld from a distribution to a U.S. Holder will be eligible for credit against such U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to common shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the U.S. foreign tax credits of a U.S. Holder are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent a foreign tax credit will be available with respect to distributions in respect of our common shares. A U.S. Holder that does not elect to claim a foreign tax credit with respect to any foreign taxes for a given taxable year may instead claim an itemized deduction for foreign taxes paid in that taxable year.

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

Passive Foreign Investment Company

Based on the market price of our common shares and the composition of our income and assets and our operations, we believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2010 and do not expect to be a PFIC for the year ending December 31, 2011. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will be calculated by reference to the market price of our common shares (assuming that we continue to be a publicly traded corporation for purposes of the applicable PFIC rules), our PFIC status will depend in part on the market price of our common shares. Accordingly, fluctuations in the market price of our common shares may result in our being a PFIC for a particular year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds common shares, absent a special election by the U.S. Holder. If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to shares of the PFIC to elect out of the tax treatment discussed above. If a U.S. Holder makes a valid mark-to-market election for the common shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of its taxable year over the U.S. Holder’s adjusted basis in such common shares. The U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in income with respect to such common shares. A U.S. Holder’s basis in the common shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes such an election, the tax rules that ordinarily apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for “qualified dividend income” discussed above under “– Dividends and Other Distributions on the Common Shares; Foreign Tax Credits” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the Nasdaq Capital Market, or other market as defined in applicable U.S. Treasury regulations. We expect that our common shares will continue to be listed on the Nasdaq Capital Market, in which case the mark-to-market election would be available to U.S. Holders of common shares were we to be a PFIC.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation may also avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income in the U.S. Holder’s income on a current basis. However, a U.S. Holder may make a qualified electing fund election with respect to its common shares only if we furnish the U.S. Holder annually with certain tax information, and we do not intend to prepare or provide such information.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require with respect to the shareholder’s interest in the PFIC.

U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to the ownership and disposition of common shares.

If we are classified as a PFIC, a U.S. Holder must file United States Internal Revenue Service Form 8621for each tax year in which the U.S. Holder makes a disposition of our common shares, receives direct or indirect distributions on our common shares or makes a mark-to-market or deemed sale election with respect to our common shares. Legislation enacted on March 18, 2010 creates an additional annual filing requirement for tax years beginning on or after the date of enactment for U.S. persons who are shareholders of a PFIC. The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing.

If we are a PFIC for a given taxable year, then U.S. Holders should consult their tax advisors concerning the tax consequences of such PFIC status, the availability and consequences of making a mark-to-market election mentioned above and the annual filing requirements described above.

Medicare Tax

For taxable years beginning after December 31, 2012, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125 thousand and $250 thousand, depending on the individual’s circumstances). A United States person's net investment income will include its gross dividend income and its net gains from the disposition of stock, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Holder that is an individual, estate or trust is urged to consult his, her or its tax advisors regarding the applicability of the Medicare tax to income and gains in respect of an investment in our common shares.

Information with Respect to Foreign Financial Assets

Individuals who own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders who are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of our common shares.

Reporting and Backup Withholding

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

Under the Canadian Tax Act currently in force, the Common Shares will not constitute “taxable Canadian property” to a U.S. Holder provided that (i) the Common Shares are, at the time of disposition, listed on a designated stock exchange for purposes of the Canadian Tax Act (which currently includes Nasdaq and the TSX); (ii) at no time during the 60-month period immediately preceding the disposition of the Common Shares did the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, or the U.S. Holder together with such persons, own 25% or more of the issued shares of any class or series of our capital stock; and (iii) the Common Shares are not otherwise deemed under the Canadian Tax Act to be taxable Canadian property. Provided the Common Shares are listed on Nasdaq or the TSX or another designated stock exchange at the time of a disposition thereof, the preclearance provisions of the Canadian Tax Act will not apply to the disposition. If the Common Shares are not so held at the time of disposition, preclearance and post-closing notification procedures as set out in the Canadian Tax Act will apply.

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

Specifically, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of securities of the Corporation and securities authorized for issuance under the Corporation’s stock option plan is contained in the Corporation’s Management Information Circular for its most recent annual meeting of securities holders that involved the election of directors dated November 5, 2010.

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

I.      Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Corporation” and Exhibit 8.1.

Item 11.   Quantitative and Qualitative Disclosures About Market Risk.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to various types of market risks in the normal course of business, including foreign exchange risk and interest rate risk. We have not in the past used derivatives to manage our exposure to interest rate risk or foreign exchange risk.

Foreign Exchange Risk

The Corporation is exposed to market risks related to volatility in foreign currency exchange rates related to purchases of supplies and services made in US dollars.

Interest Rate Risk

The Corporation is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Corporation’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. The Corporation does not speculate on interest rates and holds all deposits until their date of maturity.

For additional information please see Note 19[b] to the Corporation’s audited consolidated financial statements for the year ended June 30, 2011.

Item 12.   Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.   Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Corporation’s CEO and CFO, the Corporation conducted an evaluation of the effectiveness of its disclosure controls and procedures as of June 30, 2011 as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Corporation in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Corporation’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of June 30, 2011, the Corporation’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

The Corporation’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;  (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation’s management assessed the effectiveness of the Corporation’s internal control over financial reporting as of June 30, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. The Corporation’s management, including the CEO and CFO, concluded that, as of June 30, 2011, the Corporation’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework issued by COSO.

Changes in Internal Control Over Financial Reporting.

There was no change in the Corporation’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Item 16.        [Reserved]

Item 16A.     Audit committee financial expert.

The Corporation’s Board of Directors has determined that it has one “audit committee financial expert” (as such term is defined in Form 20-F) serving on its Audit Committee. Such audit committee financial expert is Mr. Christopher Henley. Mr. Henley is “independent” as defined in NASDAQ Rule 5605(a)(2). Mr. Henley’s business experience is included under the heading “Audit Committee – Relevant Education and Experience” in this Annual Report on Form 20-F. The Securities and Exchange Commission (the “Commission”) has indicated that the designation of Mr. Henley as an audit committee financial expert does not make Mr. Henley an “expert” for any purpose, impose any duties, obligations or liability on Mr. Henley that are greater than those imposed on members of the Audit Committee and the Corporation’s Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

Item 16B.     Code of Ethics.

The Corporation has adopted a “code of ethics” (as that term is defined in Form 20-F) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (the “Ethics Code”). A copy of the Ethics Code entitled “Code of Business Ethics” is available for viewing on the Corporation’ website at www.transitiontherapeutics.com.

During the fiscal year ended June 30, 2011, there were no amendments to the Ethics Code or waivers, including implicit waivers, from any provision of the Ethics Code.

Item 16C.     Principal Accountant Fees and Services.

Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Corporation’s annual consolidated financial statements, and the effectiveness of internal controls over financial reporting is included under the heading “Audit Fees” below.

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

	During the Year Ended June 30, 2011 $	During the Year Ended June 30, 2010 $
Audit Fees (1)	266,256	413,351
Audit-Related Fees (2)	0	52,330
Tax Fees (3)	38,595	107,229
Non-Audit(4)	40,037	82,126
Total	344,888	655,036

Notes:
(1)
During the years ended June 30, 2011 and 2010 “Audit Fees” include fees for the annual audit, financings, quarterly reviews, internal control work, accounting consultations related to accounting, financial reporting or disclosure matters and assistance with understanding and implementing new accounting and financial reporting guidance from regulatory authorities.

(2)	During the year ended June 30, 2010, “Audit-Related Fees” represents accounting fees associated with the Corporation’s shelf prospectus which was filed in September, 2009.
(3)
During the years ended June 30, 2011 and 2010 “Tax Fees” include fees for assistance in the preparation and review of tax returns and related items, assistance with tax audits, general tax planning and advice relating to tax items such as withholding tax and SR&ED eligibility.

(4)	For the years ended June 30, 2011 and 2010, the category “Non-Audit” includes IFRS fees and a charge from the Corporation’s external auditors for a levy from the Canadian Public Accountability Board.

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.    Change in Registrant’s Certifying Accountant.

None.

Item 16G.   Corporate Governance.

The Corporation is a foreign private issuer and its common shares are listed on the NASDAQ Stock Market (“NASDAQ”).

NASDAQ Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to distribute annual and interim reports set forth in Rule 5250(d), and the Direct Registration Program requirement set forth in Rules 5210(c) and 5255, provided, however, that such a company shall: comply with the Notification of Material Noncompliance requirement ( Rule 5625), the Voting Rights requirement ( Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii). The Corporation does not follow Rule 5620(c) (shareholder quorum) but instead follows its home country practice, as described below.

Shareholder Meeting Quorum Requirements: The NASDAQ minimum quorum requirement under Rule 5620(c) for a shareholder meeting is 33 1/3% of the outstanding shares of common stock. In addition, a registrant listed on NASDAQ is required to state its quorum requirement in its by laws. The Corporation’s quorum requirement is set forth in its by laws. A quorum for a meeting of shareholders of the Corporation is shareholders or proxyholders holding five percent of the issued and outstanding shares entitled to be voted at the meeting.

The foregoing is consistent with the laws, customs and practices in Canada.

PART III

[See General Instruction E(c)]

Item 17.   Financial Statements.

Not Applicable

Item 18.   Financial Statements.

Our Audited Consolidated Financial Statements for the fiscal year ended June 30, 2011, including the notes thereto and together with auditor’s report thereon, are included in this annual report beginning on page F-1.

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

10.3	Amendment dated December 26, 2010 to the Collaboration Agreement dated September 25, 2006, by and between Waratah Pharmaceuticals Inc. and Elan Pharma International Limited.

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

Exhibit Number	Description

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.2	Section 1350 Certification of the Chief Financial Officer.

15.1	Consent of PricewaterhouseCoopers LLP.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRANSITION THERAPEUTICS INC.

By	/S/ Elie Farah
Name:	Elie Farah
Title:	President and Chief Financial Officer

Date: September 19, 2011

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

The Audit Committee reviews the consolidated financial statements, adequacy of internal controls, audit process and financial reporting with management.  The Audit Committee, which consists of three directors not involved in the daily operations of the Company, reports to the Board of Directors prior to their approval of the audited consolidated financial statements for publication.

The shareholders’ auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process.  The consolidated financial statements have been examined by the shareholders’ independent auditors, PricewaterhouseCoopers LLP Chartered Accountants, and their report is provided herein.

Tony Cruz	Elie Farah
Chief Executive Officer	Chief Financial Officer

September 9, 2011

Independent Auditor’s Report

To the Shareholders of Transition Therapeutics Inc.

We have audited the accompanying consolidated financial statements of Transition Therapeutics Inc. and its subsidiaries, which comprise the consolidated balance sheets as at June 30, 2011 and June 30, 2010 and the consolidated statements of income (loss) and comprehensive income (loss), cash flows and shareholders’ equity for the each of the three years in the period ended June 30, 2011 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.  Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessments of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  We were not engaged to perform an audit of the company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Transition Therapeutics Inc. and its subsidiaries as at June 30,2011 and June 30, 2010 and the results of their operations and cash flows for each of the three years in the period ended June 2011 in accordance with Canadian generally accepted accounting principles.

/s/PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants
September 9, 2011
Toronto, Ontario

Consolidated Financial Statements

Transition Therapeutics Inc.

For the years ended June 30, 2011, 2010 and 2009

Transition Therapeutics Inc.

CONSOLIDATED BALANCE SHEETS
(in Canadian dollars)

	June 30,	June 30,
	2011	2010
	$	$
ASSETS
Current
Cash and cash equivalents [note 7]	17,422,364	16,570,033
Short term investments [note 7]	5,038,356	10,507,822
Due from Eli Lilly and Company	-	52,815
GST and other receivables	155,477	72,686
Investment tax credits receivable	368,624	206,313
Prepaid expenses and deposits	751,000	549,218
Total current assets	23,735,821	27,958,887
Property and equipment, net [note 8]	400,581	605,637
Intangible assets [note 9]	19,043,086	21,095,002
Total assets	43,179,488	49,659,526

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	945,360	1,236,470
Due to Elan Pharma International Limited [note 3]	-	853,933
Total current liabilities	945,360	2,090,403
Deferred revenue [note 3]	-	20,719,750
Leasehold inducement	45,727	57,160
Total liabilities	991,087	22,867,313

Contingencies & Commitments [note 15]

Shareholders' equity
Common shares	160,498,537	160,498,537
Contributed surplus	11,840,574	4,800,368
Stock options	2,790,478	7,337,480
Deficit	(132,941,188)	(145,844,172)
Total shareholders' equity	42,188,401	26,792,213
	43,179,488	49,659,526

See accompanying notes

On behalf of the Board:

Tony Cruz	Christopher Henley
Director	Director

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
For the years ended June 30, 2011, 2010 and 2009
(in Canadian dollars)

	June 30, 2011	June 30, 2010	June 30, 2009
	$	$	$

REVENUES

Licensing fees [notes 3 and 4]	29,671,150	4,503,892	2,513,108
	29,671,150	4,503,892	2,513,108
EXPENSES
Research and development	7,972,204	13,131,473	17,642,196
General and administrative	6,425,194	6,084,420	6,553,330
Amortization	2,106,878	2,736,031	3,122,112
Impairment of intangible assets [note 9]	-	1,124,945	658,231
Foreign exchange loss (gain)	348,133	938,873	(2,393,394)
Loss (gain) on disposal of property and equipment	116,312	(5,361)	34,900
	16,968,721	24,010,381	25,617,375
Income (loss) before the following:	12,702,429	(19,506,489)	(23,104,267)
Interest income, net	200,555	197,579	999,226
Loss on available-for-sale investment [note 6]	-	-	(269,450)
Net income (loss) and comprehensive income (loss) for the year	12,902,984	(19,308,910)	(22,374,491)

Basic and diluted net income (loss) per common share [note 10[b]]	0.56	(0.83)	(0.97)

See accompanying notes

Transition Therapeutics Inc.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended June 30, 2011, 2010 and 2009
(in Canadian dollars)

						Total
	Number of	Share	Contributed	Stock		Shareholders'
	Common Shares	Capital	Surplus	Options	Deficit	Equity
	#	$	$	$	$	$
Balance, June 30, 2008	23,186,707	160,262,540	4,492,251	3,093,735	(104,160,771)	63,687,755
Stock options exercised, expired or cancelled [note 10[c]]	28,453	208,558	147,912	(230,919)	-	125,551
Stock-based compensation expense [note 10[c]]	-	-	-	2,462,828	-	2,462,828
Net loss and comprehensive loss for the year ended June 30, 2009	-	-	-	-	(22,374,491)	(22,374,491)
Balance, June 30, 2009	23,215,160	160,471,098	4,640,163	5,325,644	(126,535,262)	43,901,643
Stock options exercised, expired or cancelled [note 10[c]]	2,439	27,439	160,205	(171,619)	-	16,025
Stock-based compensation expense [note 10[c]]	-	-	-	2,183,455	-	2,183,455
Net loss and comprehensive loss for the year ended June 30, 2010	-	-	-	-	(19,308,910)	(19,308,910)
Balance, June 30, 2010	23,217,599	160,498,537	4,800,368	7,337,480	(145,844,172)	26,792,213
Stock options expired or cancelled [note 10[c]]	-	-	5,649,689	(5,649,689)	-	-
Stock-based compensation expense [note 10[c]]	-	-	1,390,517	1,102,687	-	2,493,204
Net income and comprehensive income for the year ended June 30, 2011	-	-	-	-	12,902,984	12,902,984
Balance, June 30, 2011	23,217,599	160,498,537	11,840,574	2,790,478	(132,941,188)	42,188,401

See accompanying notes

Transition Therapeutics Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended June 30, 2011, 2010 and 2009
(in Canadian dollars)

	June 30,	June 30,	June 30,
	2011	2010	2009
	$	$	$
OPERATING ACTIVITIES
Net income (loss) for the year	12,902,984	(19,308,910)	(22,374,491)
Add (deduct) items not involving cash:
Amortization of:
property and equipment	66,395	172,945	213,905
intangible assets	2,051,916	2,574,518	2,919,639
leasehold inducement	(11,433)	(11,432)	(11,432)
Impairment of intangible assets [note 9]	-	1,124,945	658,231
Stock-based compensation expense [note 10[c]]	2,493,204	2,183,455	2,462,828
Loss on available for sale investments	-	-	269,450
Loss (gain) on disposal of property and equipment	116,312	(5,361)	34,900
Unrealized foreign exchange (gain) loss	(21,599)	(63,199)	234,244
Accrued interest on short term investments	(38,356)	(8,502)	(88,140)
Deferred revenue recognized	(20,719,750)	(4,503,892)	(2,513,108)
Provision for lease termination [note 5]	-	(109,825)	299,051
Net change in operating assets and liabilities [note 14]	(1,539,112)	352,906	(285,706)
Cash used in operating activities	(4,699,439)	(17,602,352)	(18,180,629)
INVESTING ACTIVITIES
Maturity of short-term investments	66,997,842	93,110,790	287,182,116
Purchase of short-term investments	(61,210,347)	(72,111,213)	(278,357,234)
Purchase of property and equipment	(19,636)	(17,348)	(128,732)
Purchase of intangible assets [note 5 and 9]	-	(1,055,900)	(1,131,280)
Proceeds on disposal of property and equipment	41,985	24,673	58,070
Cash received from disposal of available-for-sale investments	-	-	1,380,550
Cash provided by investing activities	5,809,844	19,951,002	9,003,490
FINANCING ACTIVITIES
Proceeds from issuance of common shares, net	-	16,025	125,551
Cash provided by financing activities	-	16,025	125,551

Impact of foreign exchange on cash and cash equivalents	(258,074)	(274,629)	578,710
Net increase (decrease) in cash and cash equivalents for the year	852,331	2,090,046	(8,472,878)
Cash and cash equivalents, beginning of year	16,570,033	14,479,987	22,952,865
Cash and cash equivalents, end of year [note 7]	17,422,364	16,570,033	14,479,987

See accompanying notes

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Transition Therapeutics Inc. and its subsidiaries [“Transition” or the “Company”] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario).  The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets.  The Company’s lead technologies are focused on the treatment of Alzheimer’s disease and diabetes.

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

A reconciliation of the consolidated financial statements to generally accepted accounting principles applied in the United States is contained in note 20.

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

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

Investment tax credits

Investment tax credits [“ITCs”] are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized.  ITCs are accounted for using the cost reduction method, whereby they are netted against the research and development expenses or capital expenditures to which they relate.

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

Property and equipment

Property and equipment, excluding leasehold improvements, are recorded at cost and amortized on a declining balance basis over their estimated useful lives as follows:

Computer equipment	30% and 45%
Office equipment and furniture	20%
Laboratory equipment	20%

Leasehold improvements are recorded at cost and amortized on a straight-line basis over the term of the lease plus one renewal period.

Intangible assets

Intangible assets consist primarily of technology, patents, compounds and licenses.  Intangible assets are recorded at cost and are being amortized on a straight line basis over the estimated useful life, ranging from 15 to 20 years.

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

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

Revenue recognition

The Company recognizes revenue in accordance with Emerging Issues Committee Abstract 141 - Revenue Recognition.  When evaluating multiple element arrangements, the Company considers whether the components of the arrangement represent separate units of accounting as defined in Emerging Issues Committee Abstract 142 - Revenue Arrangements with Multiple Deliverables.  Application of this standard requires subjective determinations and requires management to make judgments about the fair value of the individual elements and whether such elements are separable from the other aspects of the contractual relationship.

The Company generally enters into two types of revenue producing arrangements with pharmaceutical companies: licensing arrangements and collaboration /co-development arrangements (“collaboration”).

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

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

The Company uses an input based measure, primarily direct costs or other appropriate inputs, to determine proportional performance because the Company believes that the inputs are representative of the value being conveyed through the research and development activities. The Company believes that using direct costs as the unit of measure of proportional performance also most closely reflects the level of effort related to the Company's performance under the arrangement. Direct costs are those costs that directly result in the culmination of an earnings process for which the counterparty to the arrangement receives a direct benefit. The nature of these costs are third party and internal costs associated with conducting clinical trial activities, allocated payroll related costs for representatives participating on the joint steering committee and sales and marketing costs during the co-commercialization period. Direct costs specifically exclude costs that are of a general and administrative nature.

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

Stock based compensation

The Company grants stock options to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company pursuant to the stock option plan described in note 11.

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

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

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

Net income (loss) per common share

Basic net income (loss) per common share is determined by dividing the net income (loss) by the weighted average number of common shares outstanding during the year.  Contingently returnable common shares are excluded when determining the weighted average number of common shares outstanding.  Diluted net income (loss) per common share is determined in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding during the year.

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

3.	GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan Pharma International Limited (“Elan”) and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND005 (AZD-103), for the treatment of Alzheimer's disease.

Under the terms of the agreement, the Company received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, the Company was eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008.

On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103).  Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial.  As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization.  The Company has recorded $8,951,400 (US$9,000,000) as revenue during the three-month period ended December 31, 2010. The payment of US$9 million was received in January, 2011.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan.  In light of the amendments to the collaboration agreement, the Company no longer has any funding obligations to Elan for the development of ELND005 (AZD-103).  Accordingly, during the three-month period ended December 31, 2010, the Company has recognized the previously deferred amount of $20,719,750 (US$20,000,000) as revenue which represents the total of up-front and milestone payments received from Elan since the initiation of the agreement.

4.	LICENSING AND COLLABORATION AGREEMENTS WITH ELI LILLY AND COMPANY

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

(b)
On March 13, 2008, Lilly and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition's gastrin based therapies, including the lead compound TT-223.  Under the terms of the agreement, during the fourth quarter of fiscal 2008, the Company received a $7,017,000 (US$7,000,000) up-front payment which was initially recorded as deferred revenue and has been recognized as revenue on a systematic basis as the profitability of the collaboration arrangement was reasonably estimated. During fiscal 2009, management determined that the agreement would be profitable in the future and accordingly, the Company has recognized $2,513,108 of the deferred revenue as revenue during the year ended June 30, 2009, and has recognized the remaining $4,503,892 during the year ended June 30, 2010.  The costs associated with revenue was $1,706,706 in the year ended June 30, 2010 (2009 - $2,316,351) which was recorded in research and development in the consolidated statements of loss and comprehensive loss.

On September 17, 2010, the Company announced that a clinical study of gastrin analogue TT-223 in combination with a Lilly proprietary GLP-1 analogue in patients with type 2 diabetes did not meet its efficacy endpoints.   Given these findings, there will be no further development of TT-223.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

5.	TRANSITION THERAPEUTICS (USA) INC.

On March 31, 2009, the Company’s Board of Directors approved the closure of Transition Therapeutics (USA) Inc. which was completed during the fourth quarter of fiscal 2009.  During the year ended June 30, 2009, the Company recorded a provision of $492,259 in respect of severance and lease termination costs.  In the three-month period ended September 30, 2009, the Company entered into an agreement to sublet the facility and accordingly, reduced the provision for lease termination by $109,825. The following is a summary of the restructuring charges (recoveries) and payments through the year ended June 30, 2011:

	Balance at	Recoveries	Payments	Balance at
	July 1, 2010			June 30, 2011
	$	$	$	$

Severance	-	-	-
Lease termination	65,778	-	(65,778)	-

	65,778	-	(65,778)	-

	Balance at	Recoveries	Payments	Balance at
	July 1, 2009			June 30, 2010
	$	$	$	$

Severance	82,304	-	(82,304)	-
Lease termination	299,051	(109,825)	(123,448)	65,778

	381,355	(109,825)	(205,752)	65,778

	Balance at	Expense	Payments	Balance at
	July 1, 2008			June 30, 2009
	$	$	$	$

Severance	-	193,208	(110,904)	82,304
Lease termination	-	299,051	-	299,051

	-	492,259	(110,904)	381,355

6.           AVAILABLE-FOR-SALE INVESTMENTS

During the year ended June 30, 2009, the Company disposed of all its shares of Stem Cell.  The Company received net proceeds of $1,380,550 and recognized a loss on disposal of $269,450.

7.           CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term investments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase.  The weighted average rate of return on these funds at June 30, 2011 was 0.7% [June 30, 2010 – 0.4%; June 30, 2009 – 2.1%].

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

Short term investments consist of bankers’ acceptances and medium term note debentures totaling $5,038,356 at June 30, 2011, [June 30, 2010 – $10,507,822] with an effective interest rate of 1.25%, maturing on November 18, 2011.

Cash and cash equivalents consist of the following:

	June 30, 2011	June 30, 2010	June 30, 2009
	$	$	$

Cash	12,593,173	11,505,222	2,490,727
Cash Equivalents	4,829,191	5,064,811	11,989,260
	17,422,364	16,570,033	14,479,987

8.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	June 30, 2011
			Net
		Accumulated	Book
	Cost	amortization	value
	$	$	$

Computer equipment	251,215	181,923	69,292
Office equipment and furniture	151,079	113,235	37,844
Laboratory equipment	506,237	318,763	187,474
Leasehold improvements	271,996	166,025	105,971
	1,180,527	779,946	400,581

	June 30, 2010
			Net
		Accumulated	book
	Cost	amortization	value
	$	$	$

Computer equipment	357,808	280,688	77,120
Office equipment and furniture	182,198	131,718	50,480
Laboratory equipment	1,263,897	913,216	350,681
Leasehold improvements	271,996	144,640	127,356
	2,075,899	1,470,262	605,637

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

9.	INTANGIBLE ASSETS

Intangible assets consist of the following:
	June 30, 2011
			Net
		Accumulated	book
	Cost	amortization	value
	$	$	$
Technology and patents acquired from Protana	4,412,594	4,412,594	-
Technology, products and patents acquired from ENI	16,135,399	6,101,255	10,034,144
Patent portfolio	386,000	386,000	-
Compounds acquired from NeuroMedix	11,085,259	3,061,382	8,023,877
License acquired from Lilly (note 4)	1,055,900	70,835	985,065
	33,075,152	14,032,066	19,043,086

	June 30, 2010
			Net
		Accumulated	book
	Cost	amortization	value
	$	$	$

Technology acquired on acquisition of Waratah	39,799,917	39,799,917	-
Technology and patents acquired from Protana	4,412,594	4,159,981	252,613
Technology, products and patents acquired from ENI	16,135,399	5,113,776	11,021,623
Patent portfolio	386,000	366,000	20,000
Compounds acquired from NeuroMedix	11,085,259	2,322,354	8,762,905
Compounds, technology and patents acquired from Forbes	1,131,280	1,131,280	-
License acquired from Lilly (note 4)	1,055,900	18,039	1,037,861
	74,006,349	52,911,347	21,095,002

The amortization to be taken on intangible assets by fiscal year is as follows:
$
2012	1,779,296
2013	1,779,296
2014	1,779,296
2015	1,779,296
2016	1,779,296
Thereafter	10,146,606
19,043,086

The amortization of all intangible assets relates to the research and development efforts of the Company.

During the year ended June 30, 2010, the Company terminated the licensing agreement with London Health Sciences Centre Research Inc. and accordingly, the associated patents were written off, resulting in an impairment loss of $71,499 being recognized.  During the year ended June 30, 2009, the company acquired the exclusive rights to three drug discovery projects from Forbes Medi-Tech (Research) Inc., a wholly owned subsidiary of Forbes Medi-Tech Inc. (“Forbes”) for $1,131.280.  During 2010, management suspended indefinitely the development of the compounds, technology and patents acquired from Forbes.  As a result, management does not expect any future cash flows arising from the intangible assets acquired from Forbes.  Accordingly, the intangible assets were written down to their estimated fair value of nil and an impairment loss of $1,053,446 was recognized in the year ended June 30, 2010.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

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

10.	SHARE CAPITAL

(a)	Authorized

At June 30, 2011, the authorized share capital of the Company consists of an unlimited number of no par value common shares.  The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

(b)	Basic and diluted net income (loss) per common share

The weighted average number of common shares used in the computation of basic and diluted net income (loss) per common share for the year ended June 30, 2011 is 23,137,691 [year ended June 30, 2010 –23,137,059; year ended June 30, 2009 – 23,132,254].

The outstanding options to purchase common shares of 1,549,101 [2010 - 2,070,127; 2009 – 2,059,036] are not included in the calculation of diluted earnings per share. Dilutive earnings per share reflect the dilutive effect of the exercise of all options (whether fully vested or not) where the exercise price of the stock option was below the average market price for the year ended June 30, 2011. As the average market price was below the exercise price for the year ended June 30, 2011 and losses were reported in the comparative years ended June 30, 2010 and June 30, 2009, there is no dilutive effect of options.

(c)	Stock Options

			Weighted Average
			Exercise Price
Stock options	#	$	$
Stock options outstanding, June 30, 2008	1,870,263	3,093,735	11.77
Stock options issued [i]	311,800	—	4.93
Stock options exercised [ii]	(28,453)	(83,007)	4.41
Stock options expired [iii]	(15,083)	(96,270)	8.87
Stock options forfeited or cancelled [iv]	(79,491)	(51,642)	9.63
Stock based compensation expense	—	2,462,828
Stock options outstanding, June 30, 2009	2,059,036	5,325,644	10.94
Stock options issued	40,000	-	3.42
Stock options exercised	(2,439)	(11,414)	6.57
Stock options expired	(12,221)	(86,591)	10.80
Stock options forfeited or cancelled	(14,249)	(73,614)	10.28
Stock based compensation expense	-	2,183,455
Stock options outstanding, June 30, 2010	2,070,127	7,337,480	10.80
Stock options issued [i]	792,000	-	3.28
Stock options expired [iii]	(245,321)	(1,208,532)	7.45
Stock options forfeited or cancelled [iv]	(1,067,705)	(5,831,674)	13.58
Stock based compensation expense	-	2,493,204
Stock options outstanding, June 30, 2011	1,549,101	2,790,478	5.57

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

[i]	The fair value of the stock options issued during the year ended June 30, 2011 is $1,868,700 [2010 - $80,800, 2009 -$798,198].

[ii]
During the year ended June 30, 2011, no stock options were exercised [2010 – 2,439 stock options exercised with a recorded value of $11,414 and resulted in cash proceeds to the Company of $16,025; 2009 – 28,453 stock options exercised with a recorded value of $83,007 and resulted in cash proceeds to the Company of $125,551].

[iii]
During the year ended June 30, 2011, 245,321 stock options expired unexercised [2010 – 12,221, 2009 – 15,083].  These expired stock options had a fair value of $1,208,532 which has been reclassified to contributed surplus [2010 –$86,591; 2009 - $96,270].

[iv]
During the year ended June 30, 2011, the Company’s management team voluntarily forfeited 1,060,555 options: 799,453 of these options were vested and the remaining 261,102 were unvested.  These forfeited options had a fair value of $5,831,674, of which $4,441,157 has previously been expensed and $1,390,517 has been included in stock option expense during the year ended June 30, 2011.  During fiscal 2011 an additional 7,150 options were forfeited.  These options had a fair value of $40,545 and were unvested at the date of forfeit.

During the years ended June 30, 2010 and 2009, 14,249 and 79,491 stock options were forfeited respectively.  These forfeited stock options had fair values of $73,614 and $311,566 and all of these stock options were vested at the time of forfeiture during 2010 and 9,680 of these options were vested at the time of forfeiture in 2009 and had a fair value of $51,642.

[v]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at June 30, 2011 are $8,621,765 [June 30, 2010 - $22,353,269; June 30, 2009 - $22,517,579].

11.	STOCK-BASED COMPENSATION PLANS

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

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

Options granted to employees generally vest monthly or annually over a 3 to 4 year period, provided that the employee is employed by the Company for 6 months.  The exercise price of the options is equal to the greater of (1) the closing price the day prior to the grant; (2) the weighted average trading price for five trading days prior to grant; and (3) the price determined by the Board of Directors at the time of the grant.  All grants expire 10 years after the grant date or generally terminate 3 to 6 months after the employee leaves the Company depending on the circumstances of their departure.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model.  The expected volatilities have been computed based on trailing 4 year historical share price trading data of week ending closing prices.  The risk-free rate is based on the average of 3 year and 5 year Government of Canada marketable bond rates in effect at the time of the grants. The expected life of the option is estimated to be 8 years based on historical option exercising patterns.

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

In December 2008, the shareholders voted to approve and reaffirm the unallocated options under the plan as required every three years and also voted to amend the stock option plan of the Company to (i) extend the time for exercising an option if the expiry date is during a Black-Out Period, and (ii) include amending procedures that specify which Stock Option Plan changes require shareholder approval.

During fiscal 2011, the Board of Directors amended the Stock Option Plan so that all options granted after December 7, 2010 expire in 10 years.  Options granted prior to this date expire in 5 years.

All stock options granted under the Plan must be exercised within a maximum period of ten years following the grant date thereof.  The maximum number of common shares that may be issued pursuant to stock options granted under the Plan shall not exceed 10% of the issued and outstanding common shares.  As at June 30, 2011, there are 772,658 options available for issuance under the Plan.  The maximum number of common shares that may be issued to any individual pursuant to stock options granted under the Plan will not exceed 5% of the outstanding common shares and the total number of common shares that may be issued to consultants pursuant to stock options granted under the Plan will not exceed 2% of the issued and outstanding common shares in any twelve month period.  The vesting period is determined at the time of each option grant but must not exceed five years.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

A summary of options outstanding as at June 30, 2011 under the plans are presented below:

	Outstanding			Exercisable
Range of		Weighted average	Weighted average		Weighted average	Weighted average
exercise	Number of	remaining	exercise	Number of	remaining	exercise
prices	options	contractual life	price	options	contractual life	price
$	#	[years]	$	#	[years]	$

3.00-7.65	1,270,404	5.98	3.75	416,643	2.14	4.51
8.51-12.78	13,812	1.61	11.02	12,704	1.61	11.01
13.00-14.58	197,662	1.85	13.37	174,618	1.84	13.37
15.48-18.00	67,223	0.95	15.82	67,223	0.95	15.82
	1,549,101			671,188

A summary of options outstanding as at June 30, 2010 under the plans are presented below:

	Outstanding			Exercisable
Range of		Weighted average	Weighted average		Weighted average	Weighted average
exercise	Number of	remaining	exercise	Number of	remaining	exercise
prices	options	contractual life	price	options	contractual life	price
$	#	[years]	$	#	[years]	$

3.42-7.65	665,736	2.34	4.97	443,811	1.44	5.43
8.51-12.78	72,278	0.78	11.55	65,953	0.60	11.59
13.00-14.58	1,113,224	2.83	13.30	671,728	2.82	13.27
15.48-18.00	218,889	2.01	15.59	217,652	2.01	15.57
	2,070,127			1,399,144

A summary of options outstanding as at June 30, 2009 under the plans are presented below:

	Outstanding			Exercisable
Range of		Weighted average	Weighted average		Weighted average	Weighted average
exercise	Number of	remaining	exercise	Number of	remaining	exercise
prices	options	contractual life	price	options	contractual life	price
$	#	[years]	$	#	[years]	$

4.00-7.65	628,423	3.15	5.07	369,029	1.90	5.68
8.51-12.78	94,727	0.81	11.22	84,291	0.46	11.24
13.00-14.58	1,114,992	3.83	13.30	372,898	3.79	13.25
15.48-18.00	220,894	2.98	15.58	149,581	2.97	15.58
	2,059,036			975,799

For the year ended June 30, 2011, total stock based compensation expense was $2,493,204 [2010 - $2,183,455; 2009 - $2,462,828], split between general and administrative expense of $1,789,797 [2010 - $1,513,404; 2009 - $1,646,481] and research and development of $703,407 [2010 - $670,051; 2009 - $816,347].

The fair value of options granted during fiscal 2011 is $1,868,700 [2010 - $80,800; 2009 - $798,198].  The fair value of the options at the date of grant for the year ended June 30, 2011 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option life of 4 years for options granted prior to December 7, 2010 and 8 years thereafter [2010 - 4 years; 2009 – 4 years], volatility between 0.778 and 0.840 [2010 – 0.844; 2009 – between 0.669 and 0.713] risk free interest rate between 2.29% and 2.95% [2010 – 2.28%; 2009 – between 1.69% and 2.98%] and a dividend yield of 0% [2010 and 2009 - 0%].

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

The weighted average grant date fair value of options granted during the year ended June 30, 2011 was $2.36 [2010 - $2.02; 2009 - $2.56].

As at June 30, 2011, 2010 and 2009, total compensation cost related to non-vested awards not yet recognized is $2,132,284, $2,857,178 and $5,042,970 respectively.  The weighted average period over which it is expected to be recognized is 38, 22 and 31 months respectively.

For fiscal 2011, the weighted average exercise price and the weighted average remaining contractual life of the outstanding stock options are $5.57 and 5.2 years [2010 - $10.80 and 2.52 years; 2009 - $10.94 and 3.39 years].  The weighted average exercise price and the weighted average remaining contractual life of the exercisable stock options are $8.07 and 1.93 years [2010 - $11.06 and 2.15 years; 2009 - $10.57 and 2.66 years].

The intrinsic value of options exercised during fiscal 2011 is nil [2010 - $4,804; 2009 - $137,112] and the intrinsic value of options granted for fiscal 2011, 2010 and 2009 is nil.

12.	INCOME TAXES

(a)
As at June 30, 2011, the Company has total Canadian non-capital losses of approximately $54,200,000 [2010- $48,068,000] available for carryforward.  The non-capital losses will begin to expire as follows:

$

2014	2,513,000
2015	3,407,000
2026	4,547,000
2027	5,239,000
2028	4,470,000
2029	14,072,000
2030	14,525,000
2031	5,427,000
54,200,000

As at June 30, 2011, the Company also has approximately $34,132,000 [2010 - $33,692,000] in Canadian scientific research and experimental development expenditures which can be carried forward indefinitely to reduce future years’ taxable income.  During fiscal 2011 the Company recorded $284,281 [2010 - $76,619] of refundable provincial ITCs which was recorded as a reduction to research and development, net.  The Company has approximately $7,720,000 [2010 - $7,795,000] in federal ITCs and $543,000 [2010 - $385,000] of non refundable Ontario Research Development Tax Credits that can be carried forward for up to twenty years and used to reduce the Company’s taxes payable.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

(b)	Significant components of the Company’s future tax assets and liabilities are as follows:

	2011	2010
	$	$

Future tax assets
Capital and intangible assets	1,910,797	2,955,259
Deferred revenue	-	5,179,938
Non-capital loss carryforwards	13,550,326	12,016,952
Canadian scientific research and experimental development expenditures	8,533,047	8,422,983
Investment tax credits	6,929,000	6,851,572
Financing and share issuance costs	59,910	192,872
Loss on disposal of SCT shares	33,681	33,681
Total future tax assets	31,016,761	35,653,257
Future tax liabilities
Intangible assets	(3,085,405)	(4,445,015)
Leasehold inducement	(11,432)	(14,290)
Total future tax liabilities	(3,096,837)	(4,459,305)
	27,919,924	31,193,952
Less valuation allowance	(27,919,924)	(31,193,952)
Net future tax liability	—	—

(c)	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery is as follows:

	2011	2010	2009
	$	$	'$
Tax Recovery at combined federal and provincial rates of 29.25% (2010 - 32.5%; 2009 – 33.25%)	3,774,123	(6,275,396)	(7,439,518)
Non-deductible permanent differences:
Stock-based compensation	729,262	709,623	818,840
Other permanent and non-deductible items	10,705	4,007	61,097
Future tax assets (recognized) not recognized for accounting	(4,514,090)	5,561,766	6,559,581
	—	—	—

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

13.	RELATED PARTY TRANSACTIONS

During fiscal 2011, the Company paid legal fees to a law firm where the Company’s Secretary is a partner and to a corporation controlled by the Company’s Secretary.  Total fees and disbursements charged to the Company by these companies during the year ended June 30, 2011 were nil [2010 - $5,718] and are included in general and administrative expenses.  The balance owing at June 30, 2011 is nil and 2010 is $766.  In June, 2011, the Company entered into a six-month consulting agreement for US$150,000 with P&S Global Ventures (“P&S”), a company that is controlled by a Director of the Corporation.  Total fees and disbursements charged by P&S during the year ended June 30, 2011 were $24,195 and are included in general and administrative expenses. The balance owing at June 30, 2011 is nil.

These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in operating assets and liabilities consists of the following:

	2011	2010	2009
	$	$	$
Due from Lilly	52,815	464,722	(45,317)
GST and other receivable	(82,791)	284,864	(78,766)
Investment tax credits receivable	(162,311)	786,744	(300,000)
Prepaid expenses and deposits	(201,782)	241,732	183,476
Accounts payable and accrued liabilities	(291,110)	(406,108)	(122,838)
Due to/from Elan	(853,933)	(1,019,048)	77,739
	(1,539,112)	352,906	(285,706)

Supplemental cash flow information

Interest paid	—	—	—
Income tax paid	—	—	—

15.	CONTINGENCIES AND COMMITMENTS

(a)
As at June 30, 2011, the Company is committed to aggregate expenditures of $9,000 [2010 -$6,000] under its collaboration agreements.  In addition, at June 30, 2011, the Company is committed to aggregate expenditures of approximately $1,231,000 [2010 - $555,000] for clinical and toxicity studies to be completed during fiscal 2012, approximately $598,000 [2010 - $561,000] for manufacturing agreements and approximately $128,000 for consulting and other agreements [2010 – nil].

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

(b)
The Company leases premises under an operating lease which originally expired on June 30, 2011 but the Company has elected to extend to 2015.  In addition, the Company leases photocopiers under operating leases that expire on various dates to March, 2012.  Future minimum annual lease payments under these operating leases, in aggregate and over the next five years are as follows:

$

2012	227,780
2013	219,282
2014	206,294
2015	206,294
2016	-
859,650

During the year, the rental expense for the various premises under operating leases was $550,314 [2010 - $594,690; 2009 - $806,684].

(c)           The following commitments are associated with Waratah:

[i]	ELND005 (AZD-103) Technology License:

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

The Company has a worldwide exclusive license to intellectual property relating to the compounds acquired from NeuroMedix which were in-licensed from Northwestern University. Under the Agreement, Northwestern University may receive milestone payments up to US$1.3 million.  In addition, Northwestern will receive 1-2% royalties on product sales and royalties of 3-6% on fees received by the Company from sublicensing the technology.  On an annual basis, Northwestern University is paid an annual license fee of US$10,000 which is due every year until the launch of a licensed product.  After the launch of a licensed product the minimum annual royalty is US$25,000 in the first year and US$50,000 thereafter, which is creditable against any royalties paid that year.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

16.	GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.  The Company has acquired and maintains liability insurance for its directors and officers.

17.	SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. All revenues recognized during the year ended June 30, 2011 are from one partner, Elan Pharma International Limited, a company based in Ireland.  All revenues recognized during the comparative year ended June 30, 2010 and 2009 are from one partner, Lilly, a company based in the United States of America.

18.	CAPITAL MANAGEMENT AND LIQUIDITY RISK

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

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets.  The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates.  The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the year ended June 30, 2011 from the previous fiscal year.

The Company has filed a preliminary short form base shelf prospectus which may be utilized to raise up to US$75 million, the proceeds from which would be used to fund current and future clinical development programs.  The shelf prospectus is effective and provides for the potential offering in selected Canadian provinces and the United States of up to an aggregate amount of US$75 million of Transition’s common shares, warrants, or a combination thereof, from time to time in one or more offerings until November 8, 2011.  Utilization of the US shelf prospectus is dependent upon meeting certain market capitalization thresholds at the time of financing.  The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.  However, the Company’s working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company.  When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

19.	FINANCIAL INSTRUMENTS

(a)	Categories of financial assets and liabilities

Under CICA Section 3862, Financial Instruments – Disclosures, the Company is required to provide disclosures regarding its financial instruments. Cash is measured at fair value and the remaining financial instruments are measured at amortized cost.  The following table outlines the Company’s financial instruments, their classification, carrying value and fair value.

Financial Instrument	Classification	Carrying Value ($)	Fair Value ($)
Cash	Held for trading	12,593,173	12,593,173
Cash equivalents	Held to maturity	4,829,191	4,829,306
Short term investments	Held to maturity	5,038,356	5,038,356
Accounts payable and accrued liabilities	Other liabilities	945,360	945,360

During the year ended June 30, 2010, the Company adopted the amendments to the disclosure requirements under CICA Handbook Section 3862 “Financial Instruments-Disclosure” for all financial assets and liabilities that are recognized at fair value in the consolidated financial statements.   These amendments expand the disclosure requirements around fair value and establish a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.  Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety.  These levels are:

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

(b)	Financial risk management

The Company’s activities expose it to a variety of financial risks:  market risk, including foreign exchange and interest rate risks, credit risk and liquidity risk. Risk management is the responsibility of the Company’s finance function which identifies, evaluates and where appropriate, mitigates financial risks.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

[i]	Foreign exchange risk:

The Company operates in Canada and has relationships with entities in other countries.  Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies.   The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk.

Balances in foreign currencies at June 30, 2011 and June 30, 2010 are approximately:

	June 30,	June 30,
	2011	2010
	US$	US$

Cash and cash equivalents	7,134,877	2,790,726
Due from Lilly	-	49,610
Accounts payable and accrued liabilities	(150,049)	(347,552)
Due to Elan	-	(802,116)

	6,984,828	1,690,668

Fluctuations in the US dollar exchange rate may potentially have a significant impact on the Company’s results of operations.  At June 30, 2011, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, net income and comprehensive income for the year ended June 30, 2011 would have decreased by approximately $145,100.  Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, net income and comprehensive income for the period would have increased by approximately $145,100.

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

Based on the Company’s cash equivalents and short term investments at June 30, 2011, a 1% increase in market interest rates would increase the Company’s net income and comprehensive income by approximately $240,000.  Conversely, a 1% decrease in market interest rates would decrease the net income by eliminating the interest income recorded in the amount of $201,085.

Interest income from cash, cash equivalents and short term investments was $201,085 for the year ended June 30, 2011 [2010 - $199,733; 2009 - $999,346].

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

[iii]	Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

The Company’s exposure to credit risk at year end is the carrying value of its cash, cash equivalents and short term investments.

The Company manages credit risk by maintaining bank accounts with Schedule 1 banks and investing in cash equivalents with maturities less than 90 days and ratings of R-1 or higher.  Short term investments consist of bankers’ acceptances and other debentures maturing in less than 12 months and ratings of R-1 or higher. At June 30, 2011 cash, cash equivalents and short term investments are spread amongst four Canadian financial institutions.

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

At June 30, 2011 the Companies financial liabilities which include accounts payable and accrued liabilities are current and will be repaid within 1 to 3 months.

20.	CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) RECONCILIATION

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada.  In the following respects, GAAP as applied in the United States ("U.S."), differs from that applied in Canada:

(a)	Consolidated statements of income (loss) and comprehensive income (loss):

The following table reconciles net income (loss) as reported in the accompanying consolidated statements of income (loss) and comprehensive income (loss) for the year ended June 30, 2011, 2010 and 2009 that would have been reported, had the consolidated financial statements been prepared in accordance with U.S. GAAP:

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

	June 30,	June 30,	June 30,
	2011	2010	2009
	$	$	$

Net income (loss) in accordance with Canadian GAAP	12,902,984	(19,308,910)	(22,374,491)
Reversal of amortization of acquired technologies (d)	1,801,299	1,862,603	2,612,625
Reversal of impairment of intangible assets (d)	-	(1,055,900)	-
Expense intangibles acquired with respect to Lilly (d)	-	1,124,945	-
Expense intangibles acquired with respect to Forbes (d)	-	-	(1,131,280)
Adjustment to stock-based compensation expense for estimated forfeitures (e)	165,403	253,904	54,892

Net income (loss) and comprehensive income (loss) for the year in accordance with U.S. GAAP	14,869,686	(17,123,358)	(20,838,254)

The following table details the computation of U.S. GAAP basic and diluted income (loss) per share:

	2011	2010	2009
	$	$	$

Net income (loss) and comprehensive income (loss) attributable to common shareholders:
Basic and diluted	14,869,686	(17,123,358)	(20,838,254)

Weighted average shares:
Basic and diluted	23,137,691	23,137,059	23,132,254
Net income (loss) and comprehensive income (loss) per share:
Basic and diluted	0.64	(0.74)	(0.90)

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

(b)	Consolidated statements of changes in shareholders' equity:

Shareholders' equity under U.S. GAAP is as follows:
			Additional		Total
	Common shares		paid-in		shareholders'
	Number	Amount	capital	Deficit	equity
		$	$	$	$

Balance June 30, 2008	23,186,707	160,933,619	6,434,224	(127,937,466)	39,430,377
Exercise of stock options	28,453	208,558	(83,007)	-	125,551
Stock-based compensation	-	-	2,407,936	-	2,407,936
Net loss and comprehensive loss for the year ended June 30, 2009	-	-	-	(20,838,254)	(20,838,254)

Balance June 30, 2009	23,215,160	161,142,177	8,759,153	(148,775,720)	21,125,610
Exercise of stock options	2,439	27,439	(11,414)	-	16,025
Stock-based compensation	-	-	1,929,551	-	1,929,551
Net loss and comprehensive loss for the year ended June 30, 2010	-	-	-	(17,123,358)	(17,123,358)
Balance June 30, 2010	23,217,599	161,169,616	10,677,290	(165,899,078)	5,947,828
Stock-based compensation	-	-	2,327,801	-	2,327,801
Net income and comprehensive income for the year ended June 30, 2011	-	-	-	14,869,686	14,869,686
Balance June 30, 2011	23,217,599	161,169,616	13,005,091	(151,029,392)	23,145,315

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

(c)	Consolidated balance sheets:

The following table shows the consolidated balance sheets under Canadian GAAP as compared to U.S. GAAP as at June 30, 2011 and June 30, 2010:

	June 30, 2011		June 30, 2010
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Assets:

Current:
Cash and cash equivalents	17,422,364	17,422,364	16,570,033	16,570,033
Short term investments	5,038,356	5,038,356	10,507,822	10,507,822
Due from Lilly	-	-	52,815	52,815
GST and other receivables	155,477	155,477	72,686	72,686
Investment tax credits receivable	368,624	368,624	206,313	206,313
Prepaid expenses and deposits	751,000	751,000	549,218	549,218
	23,735,821	23,735,821	27,958,887	27,958,887
Property and equipment, net	400,581	400,581	605,637	605,637
Intangible assets (d)	19,043,086	-	21,095,002	250,617
	43,179,488	24,136,402	49,659,526	28,815,141

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

	June 30, 2011		June 30, 2010
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Liabilities and shareholders' equity:

Current liabilities:
Accounts payable (g)	5,864	5,864	-	-
Accrued liabilities (g):
Research contracts	288,826	288,826	437,116	437,116
Professional services	194,352	194,352	230,655	230,655
Payroll and vacation	328,314	328,314	281,165	281,165
Facility closure	-	-	65,778	65,778
Capital tax and other	128,004	128,004	221,756	221,756
	945,360	945,360	1,236,470	1,236,470
Due to Elan	-	-	853,933	853,933

	945,360	945,360	2,090,403	2,090,403
Deferred revenue	-	-	20,719,750	20,719,750
Leasehold inducement	45,727	45,727	57,160	57,160
	991,087	991,087	22,867,313	22,867,313

Shareholders' equity:
Common shares	160,498,537	161,169,616	160,498,537	161,169,616
Contributed surplus	11,840,574	11,281,099	4,800,368	4,240,893
Stock options	2,790,478	1,723,992	7,337,480	6,436,397
Deficit	(132,941,188)	(151,029,392)	(145,844,172)	(165,899,078)
	42,188,401	23,145,315	26,792,213	5,947,828
	43,179,488	24,136,402	49,659,526	28,815,141

(d)	Intangible assets acquired from others for use in research and development:

Under U.S. GAAP, any of the Company's acquired technologies which require regulatory approval to be commercialized and which have no proven alternative future uses are considered in-process research and development and are immediately expensed upon acquisition in accordance with Accounting Standards Codification “ASC” Topic 730, Accounting for Research and Development Costs.  Under Canadian GAAP, the acquired technologies, patents and licenses are considered to be intangible assets which are capitalized and amortized over their expected useful lives.

During the comparative year ended June 30, 2010, the Company acquired the exclusive worldwide rights to a series of preclinical compounds in the area of diabetes.  The Company paid $1,055,900 on account of these preclinical compounds which are considered to be in-process research and development and accordingly, have been expensed under U.S. GAAP.  During the same period, under Canadian GAAP the Company recorded an impairment of intangible assets of $1,124,945 comprised of $1,053,446 relating to the technology acquired from Forbes and $71,499 relating to the London Health Sciences patent portfolio.  These assets were not capitalized under US GAAP and accordingly the impairment loss would not have been recognized under US GAAP.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

During the year ended June 30, 2009, the Company acquired certain assets and the exclusive rights to three drug discovery projects from Forbes. The Company paid $1,131,280 on account of these drug discovery projects which are considered to be in-process research and development and accordingly, have been expensed under U.S. GAAP.

During the year ended June 30, 2011, the Company recorded $250,617 in amortization expense relating to intangible assets capitalized under U.S. GAAP [2010 - $711,915; 2009 - $965,245].  As the intangible assets capitalized under U.S. GAAP are fully amortized at June 30, 2011, the Company does not expect to recognize any additional amortization expense.

(e)	Stock-based compensation:

Under Canadian GAAP, the Company has adopted a policy of recognizing forfeitures as they occur.  Under U.S. GAAP forfeitures must be estimated in advance.  The impact of estimating forfeitures in advance resulted in a $165,403 net reduction in compensation expense compared to Canadian GAAP for the year ended June 30, 2011 [2010 - $253,904; 2009 - $54,892].

(f)	Income taxes:

ASC Topic 740, Accounting for Uncertainty in Income Taxes, creates a single model to address accounting for uncertainty in tax positions. ASC Topic 740 clarifies the accounting for income taxes, by prescribing that a minimum recognition threshold tax position is required to be met before being recognized in the financial statements. ASC Topic 740 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of June 30, 2011, the gross unrecognized tax benefits was approximately $20,590,000 [June 30, 2010 and 2009 – $20,590,000], all of which would impact the effective tax rate, if recognized.  As of June 30, 2011, taxation years subsequent to 1998 are open to examination by the major tax jurisdictions.

Canadian GAAP requires that future income taxes be calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates.  U.S. GAAP does not permit the use of substantively enacted rates.  For the year ended June 30, 2011, 2010 and 2009, no differences were identified between substantively enacted rates and enacted rates.  Therefore no adjustment is required for U.S. GAAP purposes.

Under U.S. GAAP, certain intangible assets acquired are considered to be in-process research and development and have been expensed whereas these intangible assets are capitalized and amortized under Canadian GAAP.  On acquisition of certain intangibles, the Company recorded future tax liabilities under Canadian GAAP; however, future tax liabilities would not be recorded for these intangibles under U.S. GAAP.  This difference results in an additional future tax asset under U.S. GAAP.  Due to uncertainties as to the realization of the Company's net future tax assets, the Company has recorded a valuation allowance under both Canadian and U.S. GAAP to reduce net future tax assets to nil.

Significant components of the Company's future tax assets and liabilities under U.S. GAAP are as follows:

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

	2011	2010

Future tax assets:
Capital and intangible assets	$3,643,991	$3,738,269
Non-capital loss carryforwards	13,550,326	12,016,952
Canadian scientific research and experimental development expenditures	8,533,047	8,422,983
Investment tax credits	6,929,000	6,851,573
Financing and share issuance costs	59,910	192,872
Deferred revenue	-	5,179,938
Loss on disposal of SCT shares	33,681	33,681
	32,719,955	36,436,268
Future tax liabilities:
Leasehold inducement	(11,432)	(14,290)
	32,738,523	36,421,978
Less valuation allowance	(32,738,523)	(36,421,978)
Net future tax asset	$–	$–

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery is as follows:

	2011	2010	2009
	$	$	$

Net income (loss) for the year in accordance with US GAAP	14,869,686	(17,123,358)	(20,838,254)

Tax Recovery at combined federal and provincial rates of 29.25% (2010 - 32.5%; 2009 – 33.25%)	4,349,383	(5,565,091)	(6,928,719)
Non-deductible permanent differences:
Stock-based compensation	680,882	627,104	800,639
Other permanent and non-deductible items	10,705	4,007	61,097
Future tax assets (recognized) not recognized for accounting	(5,040,970)	4,933,980	6,066,984
	—	—	—

(h)	Accounts payable and accrued liabilities:

U.S. GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP.  Accounts payable and accrued liabilities include accruals of $939,496 and $1,236,470 respectively as at June 30, 2011 and 2010.  Details of significant accrued liabilities have been reported in the consolidated balance sheets prepared under U.S. GAAP.

(i)	Cost of revenue:

U.S. GAAP requires that costs of $879,856 for the year ended June 30, 2011, relating to the Elan collaboration agreement be separately disclosed as costs of services in the consolidated statement of income (loss) and comprehensive income (loss).

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

For the comparative years ended June 30, 2010 and 2009, the Company incurred costs of $1,706,706 and $2,316,351 respectively, relating to the Lilly collaboration agreement. These costs are required to be separately disclosed as costs of services in the consolidated statement of income (loss) and comprehensive income (loss).

(j)	Recent U.S. accounting pronouncements:

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and was effective for the Company on July 1, 2010.   The adoption of this standard did not have a material impact on the consolidated financial position or results of operation.

In January, 2010, the FASB issued Accounting Standards Update 2010-06 Topic 820 (ASU 2010-06), Improving Disclosures about Fair Value Measurements, which provides amendments to Subtopic 820-10 that require new disclosures and that clarify certain existing disclosures related to fair value measurements.  The new disclosures and clarifications of existing disclosures were effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements.  These disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. ASU 2010-06 is effective for the Company on July 1, 2011 and the Company is currently evaluating the impact ASU 2010-06 will have on the Company’s consolidated financial statements.

In April 2010, the FASB issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition—Milestone Method (Topic 605), which provides guidance on applying the milestone method to milestone payments for achieving specified performance measures when those payments are related to uncertain future events. ASU 2010-17 is effective for fiscal years and interim periods within those years beginning on or after June 15, 2010 with early adoption permitted. ASU 2010-17 was effective for the Company on July 1, 2010. The adoption of this standard did not have a material impact on the consolidated financial position or results of operation.

In May, 2011, the FASB issued Accounting Standards Update 2011-04 Topic 820 (ASU 2011-04), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS, which provides guidance on how to measure fair value and for disclosing information about fair value measurements in US GAAP with IFRS.  ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and the Company is currently evaluating the impact ASU 2010-04 will have on the Company’s consolidated financial statements.

In June, 2011, the FASB issued Accounting Standards Update 2011-05 Topic 220 (ASU 2011-05), Presentation of Comprehensive Income, which provides guidance on how comprehensive income is presented under US GAAP and IFRS.  ASU 2011-05 gives Companies two choices of how to present items of net income, items of other comprehensive income (“OCI”) and total comprehensive income.  All non-owner changes in shareholders’ equity can be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements.  Companies will no longer be permitted to present OCI in the statement of shareholder’s equity.  ASU 2011-05 is effective for fiscal years and interim periods within those years beginning on or after December 15, 2011.  The Company is currently evaluating the impact ASU 2011-05 will have on the Company’s consolidated financial statements.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011
(in Canadian dollars)

21.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative financial statements have been reclassified from statements previously presented to confirm to the presentation of the 2011 consolidated financial statements.