Form 20-F
period 2012-06-30
Transition Therapeutics Inc.
filed 2012-09-13
CIK 1399250

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[Mark One]
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

	For the fiscal year ended: June 30, 2012	Commission File Number: 001-33514

TRANSITION THERAPEUTICS INC.
(Exact name of Registrant as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

101 College Street, Suite 220
Toronto, Ontario, Canada
M5G 1L7
(416) 260-7770
(Address and telephone number of Registrant’s principal executive offices)

Nicole Rusaw-George
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of June 30, 2012: 26,921,302 shares of Common Shares were outstanding.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

Presentation of Financial Information

Unless we indicate otherwise, financial information in this annual report has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. IFRS differs in some respects from United States generally accepted accounting principles, or United States GAAP, and thus our financial statements may not be comparable to the financial statements of United States companies.

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

Exchange Rate Data

The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in United States dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the inverse of the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The source of the exchange rate data is: (i) with respect to periods ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this Annual Report may vary.

	Exchange Rate
	Period End	High	Average (1)	Low
	(CAN$ per US$)
Last Five Fiscal Years
Fiscal Year Ended June 30, 2008	0.9818	1.0908	0.9938	0.9299
Fiscal Year Ended June 30, 2009	0.8601	0.9985	0.8589	0.7695
Fiscal Year Ended June 30, 2010	0.9429	1.0040	0.9433	0.8584
Fiscal Year Ended June 30, 2011	1.0371	1.0542	1.0013	0.9392
Fiscal Year Ended June 30, 2012	0.9814	1.0584	0.9977	0.9430
Last Six Months
March 2012	1.0010	1.0154	1.0063	0.9987
April 2012	1.0115	1.0197	1.0073	0.9960
May 2012	0.9663	1.0164	0.9906	0.9663
June 2012	0.9814	0.9826	0.9728	0.9600
July 2012	0.9986	0.9986	0.9860	0.9790
August 2012	0.9857	1.0085	0.9927	0.9843

Notes:

(1)	For the years indicated, the average exchange rates are determined by averaging the exchange rates on the last business day of each month during the relevant period. For the months indicated, the average exchange rates are determined by averaging the exchange rates on each day of the month.

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

Forward-looking statements in this annual report include, but are not limited to, statements with respect to: the clinical study phases of each of the Corporation’s product candidates which the Corporation expects to complete in fiscal 2013, the ability of the Corporation’s business model to maximize shareholder returns, the potential for ELND005 (AZD-103) to slow the progression of Alzheimer’s disease and improve symptoms, the timing and manner of future clinical development of ELND005 (AZD-103) performed by Elan Pharma International Limited (“Elan”), the global population size of those affected by Alzheimer’s disease; the demand for a product that can slow or reverse the progression of Alzheimer’s disease, the development of TT-401 and the series of preclinical compounds in-licensed from Eli Lilly and Company (“Lilly”) and their potential benefit in type 2 diabetes patients, the potential clinical benefit of the anti-inflammatory compounds TT-301 and TT-302, the intention of the Corporation to seek a partnership for the development of TT-301 and TT-302, the engagement of third party manufacturers to produce the Corporation’s drug substances and products, the intention of the Corporation to make collaborative arrangements for the marketing and distribution of its products, the impact of human capital on the growth and success of the Corporation and the Corporation’s dividend policy.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following information should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended June 30, 2012 and the related notes, which are prepared in accordance with IFRS. The selection of financial information includes financial information derived from the annual audited consolidated financial statements.

The following table is a summary of selected audited consolidated financial information of the Corporation for each of the two most recently completed financial years. The information presented is presented in accordance with IFRS:

	June 30, 2012	June 30, 2011
Revenue	$—	$10,251,394
Net loss (1)	$(12,269,846)	$(5,689,613)
Basic and diluted net loss per common share	$(0.48)	$(0.25)
Total assets	$37,093,030	$43,179,488
Total long-term liabilities (2)	$1,469,253	$1,480,685
Shareholders’ equity	$32,123,489	$38,432,070
Common shares outstanding	26,921,302	23,217,599
Cash dividends declared per share	$—	$—

Notes:

(1)	Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.
(2)	Total long-term liabilities exclude deferred revenue, a non-financial liability.

The following table is a summary of selected audited consolidated financial information of the Corporation for the three fiscal years ended June 30, 2010. The information presented is presented in accordance with Canadian Generally Accepted Accounting Principles or Canadian GAAP:

	June 30, 2010	June 30, 2009	June 30, 2008
Revenue	$4,503,892	$2,513,108	$1,596,722
Net loss (1)	$(19,308,910)	$(22,374,491)	$(16,119,202)
Basic and diluted net loss per common share	$(0.83)	$(0.97)	$(0.70)
Total assets	$49,659,526	$72,819,261	$94,875,961
Total long-term liabilities (2)	$57,160	$68,592	$80,024
Shareholders’ equity	$26,792,213	$43,901,643	$63,687,755
Common shares outstanding	23,217,599	23,215,160	23,186,707
Cash dividends declared per share	$—	$—	$—

Notes:

(1)	Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.
(2)	Total long-term liabilities exclude deferred revenue, a non-financial liability.

The following table is a summary of selected audited consolidated financial information of the Corporation for the three fiscal years ended June 30, 2010. The information presented is presented in accordance with United States Generally Accepted Accounting Principles or U.S. GAAP:

	June 30, 2010	June 30, 2009	June 30, 2008
Net loss (1)	$(17,123,358)	$(20,838,254)	$(14,837,024)
Basic and diluted net loss per common share	$(0.74)	$(0.90)	$(0.65)

Notes:

(1)	Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors, in addition to the other information provided in this annual report and the Corporation’s other disclosure documents filed with the U.S. Securities and Exchange Commission on www.sec.gov.

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

The Corporation may encounter unforeseen emergency situations and information technology breaches.

Despite the implementation of security measures, any of the Corporation’s, its collaborators’ or its third party service providers’ internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Any resulting system failure, accident or security breach could result in a material disruption of the Corporation’s operations. Likewise, data privacy or security breaches by employees and others with permitted access to our systems, including in some cases third-party service providers to which we may outsource certain business functions, may pose a risk that sensitive data, including intellectual property or personal information, may be exposed to unauthorized persons or to the public. While we have invested in the protection of data and information technology, there can be no assurance that our efforts will prevent service interruptions, or identify breaches in our systems, that could adversely affect our business and/or result in the loss of critical or sensitive information, which could result in financial, legal, business or reputational harm to us.

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

U.S. holders of our common shares may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company (“PFIC”).

There is a risk that we will be classified as a PFIC for U.S. federal income tax purposes. Our status asa PFIC could result in a reduction in the after-tax return to U.S. Holders of our common shares and may cause a reduction in the value of such shares. We will be classified as a PFIC for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the average value of all of our assets produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, and royalties and rents that are not derived in the active conduct of a trade or business, as well as gains from the sale of assets that produce passive income. Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC for the taxable year ended June 30, 2012 and do not believe we will be a PFIC for the taxable year ending June 30, 2013. However, the U.S. Internal Revenue Service or a U.S. court could determine that we are a PFIC in any year. If we are classified as a PFIC, U.S. Holders of our common shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply. Subject to certain exceptions, once a U.S. Holder’s shares are treated as shares from a PFIC, they remain shares in a PFIC. Dividends received by a U.S. Holder from a PFIC will not constitute qualified dividend income. The PFIC rules are complex and U.S. Holders of our common shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules to them in their particular circumstances. See “Taxation—United States Federal Income Taxation.”

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

The Corporation’s principal and registered office is located at 101 College Street, Suite 220, Toronto, Ontario, M5G 1L7, and its telephone number is (416) 260-7770. The Corporation’s agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, NY 10011.

Intercorporate Relationships

The Corporation has one wholly-owned material subsidiary: Waratah Pharmaceuticals Inc. (“Waratah”), which is incorporated under the Canada Business Corporations Act.

The chart below illustrates the corporate structure:

Waratah’s principal business activity is to develop and commercialize its ELND005 (AZD-103) compound for the treatment of Alzheimer’s disease and bipolar disorder; the type 2 diabetes drug candidate TT-401 licensed from Lilly in March 2010; and TT-301 and TT-302 which are the anti-inflammatory compounds acquired in connection with the acquisition of NeuroMedix Inc. (“NeuroMedix”) in June 2007.

General Development of the Business

Three Year History

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

On December 15, 2009, Elan and the Corporation announced modifications to ELND005 (AZD-103) Phase II clinical trials in Alzheimer's disease. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily). The study continued unchanged for patients who were assigned to the lower dose (250mg dosed twice daily) and placebo groups. The open label extension study was modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 (AZD-103) and these deaths has not been established. The Independent Safety Monitoring Committee (“ISMC”) and both companies concurred that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group.

In December 2009, management assessed the development potential of the intangible assets acquired from Forbes and accordingly, recognized an impairment of the intangible assets of $1,053,446.

On January 25, 2010, the Corporation announced results from a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes. Patients who received the highest daily dose of TT-223 for 12 weeks and completed the entire study without adjusting their diabetes therapies experienced a statistically significant reduction in HbA1c of 1.13%, 6 months after completing TT-223. Patients who had received placebo treatment experienced a 0.22% HbA1c reduction 6 months post-treatment. HbA1c is a reflection of a person's average glucose level and is used by doctors as a measure of glucose management. Post prandial (after a meal) and AUC (area under the curve) glucose showed improvement versus placebo but not against baseline at 3 and 6 months post-treatment, while fasting blood glucose and mixed meal tolerance insulin parameter tests did not show improvement. No detectable changes in weight were observed. There were no treatment-related serious adverse events. The most common adverse event was nausea, which was generally mild to moderate and decreased in frequency and severity over the treatment period.

On March 3, 2010 the Corporation announced a second licensing agreement with Lilly to acquire the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, the Corporation will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

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

On December 27, 2010, the Corporation announced the modification of the ELND005 (AZD-103) collaboration agreement between Elan and the Corporation. Under the terms of the modification, in lieu of a contractually required Phase III milestone payment, the Corporation received from Elan a payment of US$9 million at the time of signing and is eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial, which occurred on August 29, 2012 when Elan dosed the first patient in a Phase II clinical study of ELND005 in bipolar disorder. The Corporation also will be eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization. As the agreement is now a royalty arrangement, the Corporation no longer funds the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan.

On July 15, 2011, the Corporation announced that ELND005 (AZD-103) Phase II clinical trial data would be presented at the International Conference of Alzheimer's Disease (ICAD) meeting on July 18, 2011.

On September 27, 2011, the Corporation announced that Phase II clinical study data of ELND005 (AZD-103) in mild to moderate Alzheimer’s disease has been published in the peer-reviewed journal, Neurology. The Neurology article was entitled “A Phase II randomized trial of ELND005 (AZD-103), scyllo-inositol, in mild-moderate Alzheimer’s disease”. In addition, the embargo on the ELND005 (AZD-103) Phase II data previously presented at the International Conference on Alzheimer’s Disease (ICAD) in July 2011 was lifted.

In the overall population (mild and moderate Alzheimer’s disease), the treatment effects on the primary endpoints NTB and ADCS-ADL were not significant. In the pre-specified analyses of the Mild Alzheimer’s disease group (MMSE 23-26), there were encouraging trends on cognition (NTB: p=0.007 in compliant patients who completed the study). The positive NTB trends were observed on both memory and function. In the Mild Alzheimer’s disease group, both the ADCS-ADL and CDR-SB effects of ELND005, though not significant, showed a consistent and favourable separation over the 18 months, where the active group showed at least 30% less decline than placebo. These trends were consistent throughout both the modified intent to treat and the compliant completer patient (or per protocol) populations. The ADAS-Cog treatment difference was not significant but directionally opposite to the other cognitive (NTB) and functional/global (ADCS-ADL and CDR-SB) endpoints in the study and was largely driven by a minimal decline in the placebo group over the 18 months. The Moderate Alzheimer’s disease group (MMSE 16-22, inclusive) and ApoE4 carriers and non-carriers showed no consistent positive or negative trends.

The safety and tolerability profile of 250mg bid dose was deemed acceptable, and the independent safety committee concurred with this assessment. The two high dose groups were electively discontinued due to imbalance of infections and deaths due to various causes. The overall incidence of adverse events in the 250mg bid and placebo groups was 87.5% versus 91.6%; and the incidence of withdrawals due to adverse events was 10.2% versus 9.6%, respectively. The most common adverse events in the 250mg bid group that were >5% in incidence and double the placebo rate were: falls (12.5% vs. placebo 6%), depression (11.4% vs. placebo 4.8%), and confusional state (8% vs. placebo 3.6%).

In the cerebrospinal fluid (“CSF”) subset at 78 weeks, ELND005 (AZD-103) treatment resulted in a significant reduction of CSF Aβ42 (~27%), and a numerical reduction of tau which is potential evidence of target engagement. In the overall population, the increase in ventricular volume as measured by MRI was greater in the 250mg group compared to placebo, this difference though statistically significant was small (approximately 3cc). Whole brain volume treatment differences were not significant.

On November 22, 2011, the Corporation announced a US$5 million private placement. Under the non-brokered private placement, Transition issued 3,703,703 common shares at a price of US$1.35 for gross proceeds of approximately US$5,000,000.

On November 29, 2011, Elan provided an update on the development of ELND005 (AZD-103). Elan reported that Lonza Group AG has been contracted to supply future active pharmaceutical ingredient. In addition, four oral presentations were presented at the 4th Annual Conference on Clinical Trials on Alzheimer’s Disease (“CTAD”) focusing on ELND005 (AZD-103) treatment effects at earlier stages of Alzheimer’s disease and the use of validated “composite” cognitive endpoints. Elan also noted that ELND005 (AZD-103)’s role in reducing neuropsychiatric symptoms in Alzheimer’s disease was highlighted at the CTAD meeting, and that ELND005 (AZD-103) may have applications in additional psychiatric indications such as bipolar disorder.

On December 9, 2011, the Corporation announced the departure of Mr. Elie Farah, the Corporation’s President and Chief Financial Officer.

On December 12, 2011, the Corporation announced the appointment of Ms. Nicole Rusaw-George, as Chief Financial Officer of the Corporation.

On December 12, 2011, the Corporation announced that the first patient has been dosed in a Phase I clinical study of type 2 diabetes drug candidate, TT-401. TT-401 is a once-weekly administered peptide being studied for its potential to lower blood glucose levels in patients with type 2 diabetes and accompanying obesity.

On April 26, 2012, the Corporation announced that three ELND005 poster presentations were presented at the American Academy of Neurology. These presentations described responder analyses and characteristics, along with findings on the effect of ELND005 on the emergence of neuropsychiatric symptoms.

On May 14, 2012, the Corporation announced that a mini symposium entitled “The Emerging Clinical Profile of Oral Scyllo-inositol (ELND005) in Alzheimer’s Disease: A Dual Mechanism of Action” was presented at the 12th International Stockholm/Springfield Symposium on Advances in Alzheimer Therapies.

On June 18, 2012, the Corporation announced the results of the Phase I clinical study of type 2 diabetes drug candidate, TT-401. The Phase 1, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT-401. TT-401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT-401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing. As the study results met expectations, Transition and its development partner Lilly have jointly decided that the next development step will be a multiple ascending dose study of TT-401 in obese subjects with type 2 diabetes.

Recent Developments

On August 30, 2012, the Corporation announced that its licensing partner Elan had dosed the first patient in a Phase II clinical study of ELND005 in bipolar disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar I Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, the Corporation will receive a milestone payment of US$11 million from Elan.

Business of the Corporation

Market sizes appearing in this annual report are estimates of potential markets only. The Corporation makes no claim that such figures represent sales figures actually anticipated should the Corporation successfully develop and receive approval for any of its product candidates.

General

The Corporation is a product-focused biopharmaceutical company developing novel therapeutics for disease indications with large markets. The Corporation considers itself to be in one business segment: the research and development of therapeutic agents.

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

The Corporation’s business model has resulted in an infrastructure that also allows the Corporation to advance several products simultaneously while controlling the diminishment of its working capital. The Corporation’s small and versatile infrastructure has in part resulted from the Corporation conducting research and development internally, as well as, out-sourcing work to hospitals, universities or pharmaceutical companies.

Technology

The Corporation’s technologies in development are as follows: (i) ELND005 (AZD-103) for the treatment of Alzheimer’s disease and bipolar disorder; (ii) TT-401/402 for the treatment of diabetes and (iii) TT-301 and TT-302 which may have a therapeutic effect on diseases including arthritis, neuropathic pain, Alzheimer’s disease, traumatic brain injury and intracerebral haemorrhage.

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

The Corporation and its licensing partner, Elan, have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers. Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and CSF and plasma studies. In these studies, ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bioavailable, to cross the blood-brain barrier and to achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.

In 2007, the Corporation and Elan commenced a Phase II clinical study (AD201) of ELND005 (AZD-103) in patients with Alzheimer’s disease. In December, 2009, Elan and the Corporation announced modifications to the AD201 clinical trial. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily) and the study continued unchanged for patients who were assigned to the lower dose (250mg dosed twice daily) and placebo groups. The open label extension study was modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 (AZD-103) and these deaths has not been established. The Independent Safety Monitoring Committee (“ISMC”) and both companies concur that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group.

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

On December 27, 2010, the Corporation announced the modification of the ELND005 (AZD-103) collaboration agreement between Elan and the Corporation. Under the terms of the modification, in lieu of a contractually required Phase III milestone payment, the Corporation received from Elan a payment of US$9 million at the time of signing and is eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial, which occurred on August 29, 2012 when Elan dosed the first patient in a Phase II clinical study of ELND005 in bipolar disorder. The Corporation also will be eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization. As the agreement is now a royalty arrangement, the Corporation no longer funds the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan.

In November, 2011, Elan provided an update on the development of ELND005 (AZD-103). Elan reported that Lonza Group AG has been contracted to supply future active pharmaceutical ingredient. In addition, four oral presentations were presented at the 4th Annual Conference on Clinical Trials on Alzheimer’s Disease (“CTAD”) focusing on ELND005 (AZD-103) treatment effects at earlier stages of Alzheimer’s Disease and the use of validated “composite” cognitive endpoints. Elan also noted that ELND005 (AZD-103)’s role in reducing neuropsychiatric symptoms in Alzheimer’s Disease was highlighted at the CTAD meeting, and that ELND005 (AZD-103) may have applications in additional psychiatric indications such as bipolar disorder.

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

ELND005 (AZD-103) for Bipolar Disorder

On August 30, 2012, the Corporation announced that its licensing partner Elan had dosed the first patient in a Phase II clinical study of ELND005 in bipolar disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar I Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, the Corporation will receive a milestone payment of US$11million from Elan.

The Product

The Phase II study in mild to moderate Alzheimer’s disease patients provided the first clinical evidence of the neuropsychiatric effects of ELND005. In the study, ELND005 treatment resulted in a statistically significant reduction in the emergence of neuropsychiatric symptoms.These changes were particularly evidenced in the emergence of depression and anxiety, two common neuropsychiatric symptoms associated with Alzheimer’s disease.   Biologically, ELND005 treatment was also associated with reductions in myo-inositol levels in the brain, a mechanism of action common to other neuropsychiatric drugs including lithium and valproic acid. As a therapy, ELND005 (AZD-103) aims to provide similar efficacy with an improved safety profile over current bipolar drugs.

Bipolar Disease – The Disease and the Market Opportunity

Bipolar I Disorder is a severe form of bipolar disorder, also commonly known as manic depressive illness. It is a psychiatric disorder characterized by excessive swings in a person’s mood and energy affecting their ability to function. Bipolar disorder is a lifetime recurrent disorder with cycles of dramatic mood swings of highs and lows, often with periods of normal moods in between. The periods of highs and lows are called episodes of mania and depression. Bipolar disorder is also associated with increased cardiovascular morbidity and suicide risk. The US and European Union population of bipolar disorder patients is estimated at approximately 3.5 million.

TT-401 / TT-402

In March, 2010, the Corporation acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes. Under the licensing and collaboration agreement, the Corporation receives exclusive worldwide rights to develop and potentially commercialize a class of compounds.

In preclinical diabetes models, the lead compound, TT-401 has shown potential to provide glycemic control and other beneficial effects including weight loss. In June, 2012, Transition announced the results of the Phase I clinical study of type 2 diabetes drug candidate, TT-401. The Phase 1, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT-401. TT-401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT-401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing. As the study results met expectations, Transition and its development partner Lilly have jointly decided that the next development step will be a multiple ascending dose study of TT-401 in obese subjects with type 2 diabetes.

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

To address this large unmet medical need, the Corporation is developing a class of small molecule compounds that are designed to cross the blood brain barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines. Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on diseases including arthritis, neuropathic pain, Alzheimer’s disease, traumatic brain injury, intracerebral hemorrhage, and others.

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

Both TT-301 and TT-302 have been shown to suppress inflammatory cytokine production, reduce inflammation and improve outcomes in preclinical models of collagen-induced arthritis. The Corporation has also performed additional preclinical studies demonstrating the potential therapeutic application of TT-301 and TT-302 in the treatment of neuropathic pain. The Corporation may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

Arthritis – The Disease and the Market Opportunity

There are two major forms of arthritis: rheumatoid arthritis and osteoarthritis.

Rheumatoid Arthritis. Rheumatoid arthritis is a disorder in which the body's own immune system starts to attack body tissues. The attack is not only directed at the joint but to many other parts of the body. In rheumatoid arthritis, most damage occurs to the joint lining and cartilage which eventually results in erosion of two opposing bones. Rheumatoid arthritis affects joints in the fingers, wrists, knees and elbows. Rheumatoid arthritis occurs mostly in people aged 20 and above.

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

Osteoarthritis. Osteoarthritis is the most common form of arthritis affecting approximately 27 million people in the United States alone. It can affect both the larger and the smaller joints of the body, including the hands, feet, back, hip or knee. The disease is essentially one acquired from daily wear and tear of the joint; however, osteoarthritis can also occur as a result of injury. Osteoarthritis begins in the cartilage and eventually leads to the two opposing bones eroding into each other. Initially, the condition starts with minor pain while walking but soon the pain can be continuous and even occur at night. The pain can be debilitating and prevent one from doing some activities. Osteoarthritis typically affects the weight bearing joints such as the back, spine, and pelvis. Unlike rheumatoid arthritis, osteoarthritis is most commonly a disease of the elderly.

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

Thus far, ELND005 (AZD-103), the active pharmaceutical ingredient, has been produced for the Corporation by Albany Molecular Research Inc. (New York) and Abbott Laboratories (Illinois). The final drug product for all the Phase I and Phase II studies was encapsulated by a third party contract manufacturer for clinical use. For Phase II bipolar disorder studies and future phase III studies, the final drug product will be prepared in a tablet form by Elan.

The Corporation has contracted PolyPeptide Laboratories, Inc. of the United States to produce the active ingredient for TT-401. The preparation of final drug product was performed by AAIPharma Services Corp., a third party contract manufacturer.

The Corporation contracted Piramal Healthcare (Canada) Limited to produce active ingredient for TT-301/ TT-302. The preparation of final drug product was performed by Formatech, Inc. a third party contract manufacturer.

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

Specialized Skills and Knowledge

As of June 30, 2012, the Corporation had 16 full-time employees, who possess the skills and knowledge that the Corporation requires to implement its current strategy.

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

Alzheimer’s Disease

Currently, all of the approved Alzheimer’s therapies and many of the clinical candidates seek to reduce Alzheimer’s related symptoms rather than treating the underlying disease. These products include cholinesterase inhibitors and glutamate receptor antagonists. The emerging classes of compounds in clinical development are immunotherapies and fibril inhibitors. Each class seeks to slow or even to reverse the Alzheimer’s disease process by targeting a mechanism to reduce the occurrence of beta-amyloid plaques, a hallmark pathology of the disease.

Bipolar Disorder

To date there is no cure for bipolar disorder but proper treatment helps most people with bipolar disorder gain better control of their mood swings and related symptoms. Currently there are three types of medications generally used to treat bipolar disorder: mood stabilizing medications; atypical antipsychotic medications and antidepressant medications:

Mood stabilizing medications are usually the first choice to treat bipolar disorder and in general terms, people with bipolar disorder continue treatment with mood stabilizers for years. Mood stabilizing medications include Lithium, Valproic acid or divalproex (Depakote), and Lamotrigine (Lamictal). With the exception of Lithium, many of these medications are anticonvulsants which are usually used to treat seizures but also help control moods.

Atypical antipsychotic medications are sometimes used to treat symptoms of bipolar disorder. Often these medications are taken with other medications. Atypical antipsychotic medications are called “atypical” to set them apart from earlier medications which are referred to as “conventional” or “first generation”. Atypical antipsychotic medications include Olanzapine (Zyprexa), Aripiprazole (Abilify), Quetiapine (Seroquel), Risperidone (Risperdal) and Ziprasidone (Geodon).

Antidepressant medications can also be used to treat the symptoms of depression in bipolar disorder. People with bipolar disorder who take antidepressants often also take a mood stabilizer as taking only an antidepressant can increase a person’s risk of switching between mania or hypomania or of developing rapid mood cycling symptoms.

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

The Corporation possesses a strong intellectual property position for its platform technologies. The Corporation currently holds the rights to 22 patent families relating to its technology platforms and drug development programs. To date, the Corporation possesses or exclusively licenses 17 issued patents, with the remainder in varying stages of the patent application process. Current Canadian and U.S. patent laws provide that the Corporation’s patents are protected for a period of 20 years after their filing dates.

Patent Protection

The Corporation’s patent portfolio provides protection for its areas of technology focus:

ELND005 (AZD-103)

The Corporation has a number of U.S. and PCT patent applications for the ELND005 (AZD-103) technology through its acquisition of Ellipsis Neurotherapeutics Inc. This portfolio has been expanded with the filing of additional patent applications based on findings from clinical and preclinical studies performed by the Corporation with its licensing partner, Elan.

US Patent Number 7,521,481, issued on April 21, 2009, covers treatment of Alzheimer’s Disease with ELND005 (AZD-103). European Patent No. 1608350 granted on June 3, 2009 from a corresponding application covers ELND005 (AZD-103) for treatment or prevention of a condition of the central or peripheral nervous system or systemic organ associated with a disorder in protein folding aggregation, or amyloid formation, deposition accumulation or persistence. The US Patent will expire in the year 2026 or later due to any patent term extensions. The Corporation is actively prosecuting patent application families in multiple jurisdictions throughout the world.

TT-401/402

In March 2010, the Corporation acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes. Patent applications have been filed worldwide covering the lead preclinical compounds.

TT-301/302

The Corporation acquired 100% of CNS-focused Neuromedix Inc. in June of 2007. With this acquisition, the Corporation acquired multiple patent applications covering the TT-301/TT-302 family of compounds.

Property, Plant and Equipment

The Corporation’s offices are located at 101 College Street, Toronto, ON, M5G 1L7. The Corporation’s head office is located at Suite 220 and lab facilities are located in L245. The Corporation occupies a total of 5,995 square feet of the building which represents approximately 3.2% of the total facility.

Item 4A.  Unresolved Staff Comments

None.

Item 5.  Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended June 30, 2012 and the related notes, which are prepared in accordance with IFRS. This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of the Corporation for the year ended June 30, 2012 as compared to the year ended June 30, 2011. This MD&A includes financial information derived from the annual audited consolidated financial statements.

Overview

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company’s lead product is ELND005 (AZD-103) for the treatment of Alzheimer’s disease and neuropsychiatric disorders. Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates targeting anti-inflammatory and metabolic indications. TT-301 and TT-302 are small molecule anti-inflammatory compounds that have demonstrated efficacy in preclinical models of rheumatoid arthritis, Alzheimer’s disease, intracerebral hemorrhage (“ICH”) and traumatic brain injury (“TBI”). Transition has also in-licensed a series of compounds (TT-401/402) from Lilly in the area of diabetes.

During fiscal 2012 and up to the date of this MD&A, the Company announced the following:

ELND005 (AZD-103):

•	On July 15, 2011, Transition announced that ELND005 (AZD-103) Phase II clinical trial data would be presented at the International Conference of Alzheimer's Disease (ICAD) meeting on July 18, 2011;

•	On September 27, 2011, Transition announced that Phase II clinical study data of ELND005 (AZD-103) in mild to moderate Alzheimer's disease has been published in the peer-reviewed journal, Neurology. The Neurology article is entitled "A Phase II randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer's disease";

•	On April 26, 2012, Transition announced that three ELND005 poster presentations were presented at the American Academy of Neurology. These presentations described responder analyses and characteristics, along with findings on the effect of ELND005 on the emergence of neuropsychiatric symptoms;

•	On May 14, 2012, Transition announced that a mini symposium entitled “The Emerging Clinical Profile of Oral Scyllo-inositol (ELND005) in Alzheimer’s Disease: A Dual Mechanism of Action” was presented at the 12th International Stockholm/Springfield Symposium on Advances in Alzheimer Therapies;

•	On August 30, 2012, Transition announced that its licensing partner Elan had dosed the first patient in a Phase II clinical study of ELND005 in bipolar disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar I Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, Transition will receive a milestone payment of US$11 million from Elan;

TT-401:

•	On December 12, 2011, Transition announced that the first patient has been dosed in a Phase I clinical study of type 2 diabetes drug candidate, TT-401. TT-401 is a once-weekly administered peptide being studied for its potential to lower blood glucose levels in patients with type 2 diabetes and accompanying obesity;

•	On June 18, 2012, Transition announced the results of the Phase I clinical study of type 2 diabetes drug candidate, TT-401. The Phase 1, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT-401. TT-401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT-401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing;

Corporate Developments:

•	On November 22, 2011, Transition announced a US$5 million private placement. Under the non-brokered private placement, Transition issued 3,703,703 common shares at a price of US$1.35 for gross proceeds of approximately US$5,000,000.

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

Under the terms of the agreement, Transition received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, Transition was eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008.

On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and is eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial, which occurred on August 29, 2012 when Elan dosed the first patient in a Phase II clinical study of ELND005 in bipolar disorder. As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization. The Corporation recorded $10,251,394 as revenue during the year ended June 30, 2011. The payment of US$9 million was received in January, 2011.

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan. The Company has recognized $20,719,750 (US$20,000,000) as revenue which represents the total of up-front and milestone payments received from Elan since the initiation of the agreement.

On August 29, 2012, Transition’s licensing partner Elan announced dosing of the first patient in a Phase II trial of ELND005 in Bipolar I Disorder. Under the terms of the amended agreement, Transition will now receive the US$11 million payment. The Company expects to receive the US$11million during the three-month period ending September 30, 2012 and the amount will be recognized as revenue upon receipt.

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

On August 30, 2007, Transition announced the completion of Phase I clinical studies with ELND005 (AZD-103). Transition and its licensing partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers. Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and cerebrospinal fluid (“CSF”) and plasma studies. ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.

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

On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial. As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization. As the agreement is now a royalty arrangement, Transition no longer funds the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan.

On September 27, 2011, Transition announced that Phase II clinical study data of ELND005 (AZD-103) in mild to moderate Alzheimer’s disease has been published in the peer-reviewed journal, Neurology. The Neurology article was entitled “A Phase II randomized trial of ELND005 (AZD-103), scyllo-inositol, in mild-moderate Alzheimer’s disease”. In addition, the embargo on the ELND005 (AZD-103) Phase II data previously presented at the International Conference on Alzheimer’s Disease (ICAD) in July 2011 was lifted.

In the overall population (mild and moderate Alzheimer’s disease), the treatment effects on the primary endpoints NTB and ADCS-ADL were not significant. In the pre-specified analyses of the Mild Alzheimer’s disease group (MMSE 23-26), there were encouraging trends on cognition (NTB: p=0.007 in compliant patients who completed the study). The positive NTB trends were observed on both memory and function. In the Mild Alzheimer’s disease group, both the ADCS-ADL and CDR-SB effects of ELND005, though not significant, showed a consistent and favorable separation over the 18 months, where the active group showed at least 30% less decline than placebo. These trends were consistent throughout both the modified intent to treat and the compliant completer patient (or per protocol) populations. The ADAS-Cog treatment difference was not significant but directionally opposite to the other cognitive (NTB) and functional/global (ADCS-ADL and CDR-SB) endpoints in the study and was largely driven by a minimal decline in the placebo group over the 18 months. The Moderate Alzheimer’s disease group (MMSE 16-22, inclusive) and ApoE4 carriers and non-carriers showed no consistent positive or negative trends.

The safety and tolerability profile of 250mg bid dose was deemed acceptable, and the independent safety committee concurred with this assessment. The two high dose groups were electively discontinued due to imbalance of infections and deaths due to various causes. The overall incidence of adverse events in the 250mg bid and placebo groups was 87.5% versus 91.6%; and the incidence of withdrawals due to adverse events was 10.2% versus 9.6%, respectively. The most common adverse events in the 250mg bid group that were >5% in incidence and double the placebo rate were: falls (12.5% vs. placebo 6%), depression (11.4% vs. placebo 4.8%), and confusional state (8% vs. placebo 3.6%).

In the cerebrospinal fluid (“CSF”) subset at 78 weeks, ELND005 (AZD-103) treatment resulted in a significant reduction of CSF Aβ42 (~27%), and a numerical reduction of tau which is potential evidence of target engagement. In the overall population, the increase in ventricular volume as measured by MRI was greater in the 250mg group compared to placebo, this difference though statistically significant was small (approximately 3cc). Whole brain volume treatment differences were not significant.

On November 29, 2011, Elan provided an update on the development of ELND005 (AZD-103). Elan reported that Lonza Group AG has been contracted to supply future active pharmaceutical ingredient. In addition, four oral presentations were presented at the 4th Annual Conference on Clinical Trials on Alzheimer’s Disease (“CTAD”) focusing on ELND005 (AZD-103) treatment effects at earlier stages of Alzheimer’s disease and the use of validated “composite” cognitive endpoints. Elan also noted that ELND005 (AZD-103)’s role in reducing neuropsychiatric symptoms in Alzheimer’s disease was highlighted at the CTAD meeting, and that ELND005 (AZD-103) may have applications in additional psychiatric indications such as bipolar disorder.

ELND005 (AZD-103) for Bipolar Disorder

Bipolar I Disorder is a severe form of bipolar disorder, also commonly known as manic depressive illness. It is a psychiatric disorder characterized by excessive swings in a person’s mood and energy affecting their ability to function. Bipolar disorder is a lifetime recurrent disorder with cycles of dramatic mood swings of highs and lows, often with periods of normal moods in between. The periods of highs and lows are called episodes of mania and depression. Bipolar disorder is also associated with increased cardiovascular morbidity and suicide risk. The US and EU population of bipolar disorder patients is estimated at approximately 3.5 million.

On August 30, 2012, Transition announced that its licensing partner Elan had dosed the first patient in a Phase II clinical study of ELND005 in bipolar disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar I Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, Transition will receive a milestone payment of US$11 million from Elan.

Expenditures for the ELND005 (AZD-103) Program

On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, as the agreement is now a royalty arrangement, Transition no longer funds the development or commercialization of ELND005 (AZD-103). Accordingly Transition did not incur any expenditures relating to the program during the year ended June 30, 2012.

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

The unique properties of these compounds have the potential to provide important therapeutic benefits to type 2 diabetes patients and could represent the next generation of diabetes therapies to be advanced to clinical development. On December 12, 2011, the Company announced that the first patient was dosed in a Phase I clinical study. TT-401 is a once-weekly administered peptide being studied for its potential to lower blood glucose levels in patients with type 2 diabetes and accompanying obesity.

On June 18, 2012, Transition announced the results of the Phase I clinical study of type 2 diabetes drug candidate, TT-401. The Phase I, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT-401. TT-401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT-401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing. As the study results met expectations, Transition and its development partner Lilly have jointly decided that the next development step will be a multiple ascending dose study of TT-401 in obese subjects with type 2 diabetes.

Expenditures for the TT-401/402 Program

During the year ended June 30, 2012 and 2011, the Corporation incurred direct research and development costs for this program as follows:

TT-401 Program(1)	Fiscal 2012	Fiscal 2011
Pre-clinical studies	$725,572	$1,070,352
Clinical studies	1,178,074	-
Manufacturing	1,071,340	506,474
Other direct research	111,931	25,683
TOTAL	$3,086,917	$1,602,509

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

To address this large unmet medical need, Transition is developing a class of small molecule compounds that are designed to cross the blood brain barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines. Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on diseases including arthritis, neuropathic pain, Alzheimer’s disease, Traumatic Brain Injury (“TBI”), Intracerebral Hemorrhage (“ICH”), and others.

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

Both TT-301 and TT-302 have been shown to suppress inflammatory cytokine production, reduce inflammation and improve outcomes in preclinical models of collagen-induced arthritis. The Corporation has also performed additional preclinical studies demonstrating the potential therapeutic application of TT-301 and TT-302 in the treatment of neuropathic pain. The Corporation may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

Expenditures for the TT-301/302 Program

During the year ended June 30, 2012 and 2011, the Corporation incurred direct research and development costs for this program as follows:

TT-301/302 Program(1)	Fiscal 2012	Fiscal 2011
Pre-clinical studies	$407,783	$656,671
Clinical studies	269,984	743,141
Manufacturing	166,704	880,711
Other direct research	25,510	80,852
TOTAL	$869,981	$2,361,375

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

Financial Reporting

On July 1, 2011, the Company adopted IFRS for the preparation and reporting of its consolidated financial statements and other financial information, which became mandatory in Canada for publicly accountable entities with year ends beginning on or after January 1, 2011. Financial information presented for the comparative period ending June 30, 2011 and as at July 1, 2010 and June 30, 2011 has been restated to reflect the adoption of IFRS.

Overall Performance

During the year ended June 30, 2012, the Company recorded a net loss of $12,269,845 ($0.48 loss per common share) compared to a net loss of $5,689,613 ($0.25 loss per common share) for the year ended June 30, 2011.

In fiscal 2011, the Company and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103). The recognized net revenue of $8,951,400 ($US 9 million) in fiscal 2011 represented the agreement modification payment that was received partially in lieu of the contractually required Phase III milestone payments.

During the fiscal year ended June 30, 2012, the Company reported an increase in net loss of $6,580,232 compared to the fiscal year ending June 30, 2011. The increase in net loss is largely attributed to the reduction in revenue recognized resulting from the amendments to the Elan agreement. The increase in net loss has been partially offset by decreases in: general and administrative expenses; change in the fair value of contingent consideration payable; foreign exchange loss and research and development expenses.

At June 30, 2012, the Company’s cash and cash equivalents and short term investments were $19,012,345. The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

Selected Annual Information

The following table is a summary of selected audited consolidated financial information of the Corporation for each of the five most recently completed financial years. The information presented for the fiscal years ending June 30, 2012 and 2011 are presented in accordance with IFRS and the financial information presented for the fiscal years ending June 30, 2010, 2009 and 2008 is presented in accordance with Canadian Generally Accepted Accounting Principles or Canadian GAAP:

	June 30, 2012	June 30, 2011	June 30, 2010	June 30, 2009	June 30, 2008
Revenue	$-	$10,251,394	$4,503,892	$2,513,108	$1,596,722
Net income loss (1)	$(12,269,845)	$(5,689,613)	$(19,308,910)	$(22,374,491)	$(16,119,202)
Basic and diluted net loss per common share	$(0.48)	$(0.25)	$(0.83)	$(0.97)	$(0.70)
Total assets	$37,093,030	$43,179,488	$49,659,526	$72,819,261	$94,875,961
Total long-term liabilities (2)	$1,469,253	$1,480,685	$57,160	$68,592	$80,024
Cash dividends declared per share	$—	$—	$—	$—	$—

Notes:

(1)	Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

(2)	Total long-term liabilities exclude deferred revenue, a non-financial liability.

ANNUAL RESULTS – YEAR ENDED JUNE 30, 2012 COMPARED TO YEAR ENDED JUNE 30, 2011

Results of Operations

Revenue

Revenue is nil in the year ended June 30, 2012 compared to $10,251,394 in the year ended June 30, 2011.

Transition received a US$9 million agreement modification payment which was recognized as revenue during fiscal 2011. At June 30, 2012, in light of the amendments to the Elan agreement, the balance in deferred revenue is nil as all amounts received from Elan have been fully recognized as revenue. Under the terms of the amended agreement with Elan, dosing of the first patient in another clinical trial of ELND005 (AZD-103) triggers the payment of a US$11 million milestone. The Corporation expects to receive the US$11million during the three-month period ending September 30, 2012 and the amount will be recognized as revenue upon receipt.

Research and Development

Research and development expenses decreased $295,250 or 3% from $8,493,975 for the fiscal year ended June 30, 2011 to $8,198,725 for the fiscal year ended June 30, 2012.

The decreases are primarily due to decreased clinical development costs related to ELND005 (AZD-103) and TT-301/302, decreased amortization due to the fact that the technology and patents acquired from Protana were fully amortized during the second quarter of fiscal 2011 and decreased salaries and related costs associated with headcount reductions. The decrease is largely offset by an increase in pre-clinical and clinical development costs associated with advancing the TT-401/402 compounds.

The Company anticipates that research and development expenses will remain relatively consistent in fiscal 2013 as the Company continues to advance the development of TT-401/402.

General and Administrative

General and administrative expenses decreased by $801,037 or 15% from $5,208,317 for the fiscal year ended June 30, 2011 to $4,407,280 for the year ended June 30, 2012.

The decrease in general and administrative expenses during the fiscal year ended June 30, 2012 is largely due to decreases in payroll resulting from headcount reductions as well as decreases in consulting, insurance expense and facility lease costs. The decrease in general and administrative expenses is partially offset by increased professional fees as well as increased option expenses.

The Company anticipates that general and administrative expenses will remain relatively consistent in fiscal 2013.

Summary of Quarterly Results

The following table is a summary of selected quarterly consolidated financial information of the Corporation for each of the eight most recently completed quarters ending at June 30, 2012.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2012
Revenue	$-	$-	$-	$-	$-
Net loss (1)	$(2,870,757)	$(3,790,421)	$(3,072,112)	$(2,536,555)	$(12,269,845)
Basic and diluted net loss per common share	$(0.12)	$(0.15)	$(0.11)	$(0.10)	$(0.48)

2011 (2)
Revenue	$850,909	$9,400,485	$-	$-	$10,251,394
Net income (loss) (1)	$(3,534,517)	$5,195,827	$(3,219,529)	$(4,131,394)	$(5,689,613)
Basic and diluted net loss per common share	$(0.15)	$0.22	$(0.14)	$(0.18)	$(0.25)

Notes:

(1) Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

(2) The quarterly information presented for fiscal 2011 has been restated to reflect the adoption of IFRS.

The fluctuations of Transition’s quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, amortization of the technology relating to the assets acquired from Protana, ENI, and NeuroMedix, foreign exchange gains and losses, recognition of up-front and licensing fees relating to the Elan agreement, interest income and corporate development costs.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management’s most subjective judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company’s intangible assets are amortized over the estimated useful life ranging from 15 to 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its recoverable amount, which is the higher of its value in use or fair value less costs to sell, an impairment loss is recognized.

Valuation of Contingent Consideration Payable

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005 (AZD103). The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products. An increase of 10% applied to the probability assumptions would increase the contingent consideration payable by $258,000. Conversely a decrease of 10% applied to the probability assumptions would decrease the contingent consideration payable by $258,000; and

(b)	The probability adjusted cash flows are discounted at a rate of 24% which is management’s best estimate of the Company’s cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $211,913. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $235,888.

Valuation Allowance for Deferred Income Tax Assets

The Company has not recognized certain future tax assets primarily related to the carry forward of operating losses and qualifying research and development expenses. The Company has determined that it is not probable that these carry forward amounts will be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carry forward amounts, which could result in a material change in our net income (loss) through the recovery of deferred income taxes. However, there is no assurance that the Company will be able to record deferred income tax recoveries in the future.

Share Based Payments

When the Company issues stock options, an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model. The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

Recognition of Revenue

As a result of the Company’s amendment to the collaboration agreement with Elan, the Company has recognized as revenue all amounts that have been received under the contract. The recognition of revenue requires judgment in evaluating the contractual terms and assessing the Company’s performance towards meeting the contractual obligations.

Accounting Changes

International Financial Reporting Standards Conversion

In February 2008, the Accounting Standards Board (AcSB) confirmed that Canadian GAAP for public companies will be converged with IFRS for accounting periods commencing on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these interim consolidated financial statements. Information on the Company’s adoption of the major accounting policies in preparing IFRS consolidated financial statements is as follows:

Share-based payments

The Company has a stock option plan which is an equity settled, share-based payment compensation plan, under which the Company receives services from employees or consultants as consideration for equity instruments of the Company. The stock option plan is open to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company. The fair value of the employees or consultants services received in exchange for the grant of the options is recognized as an expense over the service period using the graded method of amortization.

The fair value of stock options is estimated using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yield, expected share price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on conditions outside of the Company’s control. Changes in these assumptions could significantly impact share-based payment compensation.

The share-based payment reserve included in equity is reduced as the options are exercised or when the options expire unexercised. If the share options are exercised, cancelled or forfeited, the amount initially recorded for the options in share-based payment reserve is credited to common shares or contributed surplus, along with the proceeds received on the exercise. If the share options expire unexercised, the amount initially recorded for the options in the share based payment reserve is credited to contributed surplus.

Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the sale of services in the ordinary course of the Company’s activities. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company’s activities as described below.

The Company generally enters into two types of revenue producing arrangements with pharmaceutical companies: licensing arrangements and collaboration /co-development arrangements (“collaborations”).

Licensing arrangements

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

Revenue related to up-front payments received in licensing arrangements are deferred and amortized into income over the estimated term of the arrangement or are recognized when the milestones are achieved.

Collaboration arrangements

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

The Company accounts for collaboration arrangements using the percentage of completion model. Under this method, revenue is recorded as related costs are incurred, on the basis of the proportion of actual costs incurred to date, related to the estimated total costs to be incurred under the arrangement. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. In the event that there are significant uncertainties with respect to the outcome of the contract, the Company uses a zero profit model whereby revenue will be recognized equal to direct costs incurred, but not in excess of cash received or receivable. Losses on these contracts are recorded in the period in which management has determined that a loss is expected.

The Company uses an input based measure, primarily direct costs or other appropriate inputs, to determine the percent complete because the Company believes that the inputs are representative of the value being conveyed through the research and development activities. The Company believes that using direct costs as the unit of measure of percentage complete also most closely reflects the level of effort related to the Company's performance under the arrangement. Direct costs are those costs that directly result in the culmination of an earnings process for which the counterparty to the arrangement receives a direct benefit. The nature of these costs are third party and internal costs associated with conducting clinical trial activities, allocated payroll related costs for representatives participating on the joint steering committee and sales and marketing costs during the co-commercialization period. Direct costs specifically exclude costs that are of a general and administrative nature.

Amounts resulting from payments received in advance of revenue recognized are recorded as deferred revenue.

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

Contingent Consideration Payable

The Company acquired the ELND005 (AZD-103) technology from Ellipsis Neurotherapeutic Inc. (“ENI”). Under the terms of the step-acquisition agreement with ENI, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price. Under IFRS, this contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date. Accordingly, the Company recognized a liability at July 1, 2010 which represents the fair value of the contingent consideration payable.

The Company is required to determine the fair value of the contingent consideration payable on a quarterly basis and any changes in the fair value of the contingent consideration payable are recorded as a change in fair value of contingent consideration payable in the consolidated statement of comprehensive loss.

IFRS ISSUED BUT NOT YET ADOPTED

IFRS 10 – Consolidated Financial Statements (“IFRS 10”)

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 13 – Fair Value Measurement (“IFRS 13”)

IFRS 13 is a comprehensive standard for the fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

IFRS 10 and IFRS 13 are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt either of these new standards.

Outstanding Share Data

Authorized

The authorized share capital of the Corporation consists of an unlimited number of common shares.

Issued and Outstanding

The following details the issued and outstanding equity securities of the Corporation:

Common Shares

As at September 7, 2012, the Corporation has 26,921,302 common shares outstanding.

Stock Options

As at September 7, 2012 the Company has 1,949,919 stock options outstanding with exercise prices ranging from $2.09 to $15.48 and various expiry dates extending to June 30, 2022. At September 7, 2012, on an if-converted basis, these stock options would result in the issuance of 1,949,919 common shares at an aggregate exercise price of $7,991,839.

B.	Liquidity and Capital Resources

Overview

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, milestone payments, and licensing fees. The Company has incurred a cumulative deficit to June 30, 2012 of $149,356,213. Losses are expected to continue for the next several years as the Company invests in research and development, preclinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits and short term investments and revenues and reimbursements from partners.

The Company’s cash, cash equivalents and short term investments were $19,012,345 at June 30, 2012 as compared to $22,460,720 at June 30, 2011. The decrease of $3,448,375 was primarily due to the operating expenditures incurred during the year ended June 30, 2012, which have been partially offset by the net result of the Company’s November, 2011 private placement of 3,703,703 common shares for net proceeds of $4,836,000.

The Company’s working capital position at June 30, 2012 was $16,113,952, as compared to $20,469,088 at June 30, 2011. The decrease in the Company’s working capital position is due to the expenditures incurred during the year ended June 30, 2012, which have been partially offset by the private placement. Under the terms of the amended agreement with Elan, dosing of the first patient in another clinical trial of ELND005 (AZD-103) triggers the payment of a US$11 million milestone. The Company expects to receive the US$11 million milestone payment during the first quarter of fiscal 2013. The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements well beyond the next 12 months.

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

Financial Instruments

Financial instruments of the Company consist mainly of cash and cash equivalents, short term investments, accounts payable and accrued liabilities, and contingent consideration payable. Management’s primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.

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

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition’s vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Corporation’s technologies are described above under Programs.

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

The Corporation continues to be focused on increasing shareholder value by advancing its products through clinical trials and by successfully partnering products. During fiscal 2013, the Corporation expects:

•	Its licensing partner Elan to advance the Alzheimer’s disease product ELND005 (AZD-103) into a Phase II study for bipolar disorder and potentially a second disease indication;

•	The completion of the ongoing multiple ascending dose/proof of concept study of TT-401 in subjects with type 2 diabetes and accompanying obesity. In parallel, the Company also expects to complete the Phase II enabling non-clinical studies of TT-401;

•	To identify a partner to collaborate on the future development of TT-301 and TT-302.

E.	Off-Balance Sheet Arrangements

The Corporation does not have any “off-balance sheet arrangements” as that term is defined in Item 5.E.2 of Form 20-F.

F.	Contractual Obligations

Contractual Obligations

Minimum payments under our contractual obligations as of June 30, 2012 are as follows:

	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years	Total
Operating Leases	$171,654	$290,429	$-	$-	$462,083
Collaboration agreements	4,072	-	-	-	4,072
Clinical and toxicity study agreements	2,653,841	-	-	-	2,653,841
Other	7,992	-	-	-	7,992
Manufacturing agreements	710,710	-	-	-	710,710
Contingent consideration payable	2,847,75	8,068,760	-	-	10,916,519
TOTAL	$6,396,028	$8,359,189	$-	$-	$14,755,217

Item 6.  Directors, Senior Management and Employees

The following table sets forth the name and province or state and country of residence of each director and executive officer of the Corporation as well as their position(s) and offices held with the Corporation and their principal occupations during the five preceding years for each as of September 7, 2012.

Name and Province/ State and Country of Residence	Position(s) Held with the Corporation	Principal Occupations within the Five Proceeding Years	Director Since (4)	Age
Dr. Tony F. Cruz Ontario, Canada	Chief Executive Officer, Director and Chairman of the Board of Directors	Chief Executive Officer of the Corporation.	January 1999	59
Dr. Aleksandra Pastrak Ontario, Canada	VP of Clinical Development and Medical Officer	VP of Clinical Development and Medical Officer since September 2011, prior thereto, VP Research and Medical Officer of the Corporation since July 2007, prior thereto, VP, Research of the Corporation since May 2005.	N/A	46
Nicole Rusaw-George Ontario, Canada	Chief Financial Officer	Chief Financial Officer of the Corporation since December 2011; prior thereto, VP, Finance of the Corporation since July 2008, prior thereto, Director of Finance of the Corporation since June 2005.	N/A	39
Carl Damiani Ontario, Canada	VP Business Development	VP of Business Development of the Corporation since December 2007, prior thereto, Director of Business Development of the Corporation since October 2003.	N/A	40
Bruce Connop Ontario, Canada	VP of Non-Clinical and Pharmaceutical Development	VP of Non-Clinical and Pharmaceutical Development of the Corporation since July 2012, prior thereto, Senior Director Non-Clinical Drug Development since December 2006.	N/A	43
Michael Ashton (1)(2)(3) Connecticut, USA	Director	Independent consultant to the pharmaceutical industry since March 2006; prior thereto, Chief Executive Officer of SkyePharma PLC, a U.K. based drug delivery company	December 2002	66
Paul Baeher (1)(2)(3) Quebec, Canada	Director	President, Chief Executive Officer and Chairman of IBEX Technologies Inc., a publicly traded biotechnology company.	December 2002	69
Christopher Henley (1)(2)(3) Ontario, Canada	Director	President of Henley Capital Corporation, an exempt market dealer and portfolio manager.	October 2000	52
Dr. Gary W. Pace (5) California, USA	Lead Director	Chairman and founder of Sova Pharmaceuticals Inc. since May, 2010, Director and consultant of QRxPharma, a biotechnology company, since April 13, 2007; prior thereto, Co-founder, Chairman and Chief Executive Officer of QRxPharma since November 2002	January 2002	64

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance Committee.
(4)	The term of each current director’s appointment will expire at the Corporation’s Annual Meeting of shareholders which is scheduled for December 11, 2012. It is anticipated that each current director will be nominated by management for re-appointment at the Corporation’s Annual Meeting.

(5)	Effective May 26, 2011, Dr. Pace resigned from his position as Chairman of the Corporate Governance Committee and also resigned as a member of the Audit Committee, Compensation Committee, and Corporate Governance Committee.

Family Relationships

There are no family relationships among our directors and executive officers.

Arrangement or understanding with major shareholders, customers, suppliers or others

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Executive Compensation

Summary Compensation Table

The following table provides a summary of compensation earned during the most recently completed fiscal year by the Corporation’s Chief Executive Officer, current and former Chief Financial Officer, and for the next three most highly compensated executive officers of the Corporation other than the Chief Executive Officer and the Chief Financial Officer (the “Named Executive Officers” as the term is used in National Instrument Form 51-102 – Statement of Executive Compensation), whose total salary and bonus exceeded $150,000.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans	Long- term incentive plans	Pension value ($)	All other compensation ($)		Total compensation
Tony Cruz, Chief Executive Officer	2012	378,741	—	366,150	—	—	—	1,388	(5)	746,279
	2011	367,710	—	486,300	75,213	—	—	1,388	(5)	930,611

Aleksandra Pastrak Vice President Clinical Development & Medical Officer (1)	2012	243,477	—	146,460	—	—	—	1,388	(5)	391,324
	2011	236,385	—	294,650	37,198	—	—	1,388	(5)	569,621

Nicole Rusaw-George Chief Financial Officer (2)	2012	173,384	—	124,491	—	—	—	752	(5)	298,626
	2011	160,742	—	118,150	25,295	—	—	—		304,187

Carl Damiani Vice President Business Development	2012	183,960	—	124,491	—	—	—	—		308,451
	2011	178,602	—	188,750	28,105	—	—	—		395,457

Bruce Connop Vice President Non-Clinical and Pharmaceutical Development (3)	2012	157,590	—	73,230	7,564	—	—	—		238,384

Elie Farah Former President & Chief Financial Officer (4) (6)	2012	164,052	—	—	—	—	—	294,897	(4)	427,329
	2011	278,409	—	486,300	75,213	—	—	8,888	(6)	700,003

Notes:

(1)	Ms. Pastrak was appointed Vice President of Clinical Development and Medical Officer, effective September 2011, but has been employed by the Corporation in other capacities since October 19, 1999.
(2)	Ms. Rusaw-George was appointed Chief Financial Officer on December 12, 2012, but has been employed by the Corporation in other capacities since June 21, 2005.
(3)	Dr. Connop was appointed Vice President Non-Clinical and Pharmaceutical Development on July 1, 2012 but has been employed by the Corporation in other capacities since December 1, 2006.
(4)	On December 9, 2012, Mr. Farah, President and Chief Financial Officer, left the Company, which resulted in a termination payment of $286,761. Under the terms of Mr. Farah’s Employment Agreement, the Corporation matched his contributions to a Registered Retirement Savings Plan, to a maximum of $7,500 per year and Mr. Farah received subsidized parking from the Corporation in the amount of $636.
(5)	Dr. Cruz, Dr. Pastrak and Ms. Rusaw-George receive subsidized parking from the Corporation and the subsidy represents the full amount of all other compensation disclosed.
(6)	Under the terms of Mr. Farah’s Employment Agreement, the Corporation matched his contributions to a Registered Retirement Savings Plan, to a maximum of $7,500 per year and Mr. Farah received subsidized parking from the Corporation in the amount of $1,388.

Outstanding Option-based Awards

The following table sets forth information with respect to stock option grants exercisable into Common Shares made to the Named Executive Officers that were outstanding at June 30, 2012:

	Option-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)
Tony Cruz	55,000	4.15	June 16, 2014	—
	55,000	3.50	August 12, 2015	—
	150,000	3.22	May 26, 2021	—
	250,000	2.10	June 1, 2022	—

Alexandra Pastrak	40,000	4.15	June 16, 2014	—
	40,000	3.50	August 12, 2015	—
	85,000	3.22	May 26, 2021	—
	100,000	2.10	June 1, 2022	—

	Option-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)
Nicole Rusaw-George	20,000	4.15	June 16, 2014	—
	15,000	3.50	August 12, 2015	—
	35,000	3.22	May 26, 2021	—
	85,000	2.10	June 1, 2022	—

Carl Damiani	35,000	4.15	June 16, 2014	—
	25,000	3.50	August 12, 2015	—
	55,000	3.22	May 26, 2021	—
	85,000	2.10	June 1, 2022	—

Bruce Connop	5,556	15.48	July 9, 2012(2)	—
	2,000	13.50	September 11, 2012(2)	—
	20,000	13.00	March 18, 2013	—
	10,000	13.70	June 30, 2013	—
	10,000	3.22	May 26, 2021	—
	50,000	2.10	June 1, 2022	—

Note:

(1)	Calculated based on the difference between the closing price of the Common Shares on the TSX on June 29, 2012 of $2.09 and the exercise price of the options. All options were out-of-the-money at June 30, 2012.
(2)	The original option expiry date occurred during a trading black-out. Pursuant to the terms of the Stock Option Plan, the original expiry date was extended.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth for option-based awards, the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

Name	Option-based awards – Value vested during the year ($)(1)
Tony Cruz	Nil
Alexandra Pastrak	Nil
Nicole Rusaw-George	Nil
Carl Damiani	Nil
Bruce Connop	Nil

Notes:

(1)	All options that vested during the year were out of the money based on the closing price of Common Shares on the TSX on June 30, 2012 of $2.09.

Compensation of Directors

The following table details the total compensation earned by each non-employee director during the year ended June 30, 2012:

Name	Fees earned ($)	Option-based awards ($)	All other compensation ($)	Total ($)
Michael Ashton	45,250	22,466	—	67,716
Paul Baehr	47,000	22,466	—	69,466
Christopher Henley	46,000	22,466	—	68,466
Gary W. Pace	35,000	22,466	—	57,466

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

Directors – Outstanding Option-based Awards

The following table sets forth information with respect to stock option grants exercisable into Common Shares made to the directors that were outstanding at June 30, 2012.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)
Michael Ashton	10,000	13.70	June 30, 2013	—
	10,000	4.29	June 30, 2014	—
	10,000	3.42	June 30, 2015	—
	15,000	3.00	June 30, 2021	—
	15,000	2.09	June 30, 2022	—

Paul Baehr	10,000	13.70	June 30, 2013	—
	10,000	4.29	June 30, 2014	—
	10,000	3.42	June 30, 2015	—
	15,000	3.00	June 30, 2021	—
	15,000	2.09	June 30, 2022	—

Christopher Henley	10,000	13.70	June 30, 2013	—
	10,000	4.29	June 30, 2014	—
	10,000	3.42	June 30, 2015	—
	15,000	3.00	June 30, 2021	—
	15,000	2.09	June 30, 2022	—

Gary W. Pace	10,000	13.70	June 30, 2013	—
	10,000	4.29	June 30, 2014	—
	10,000	3.42	June 30, 2015	—
	15,000	3.00	June 30, 2021	—
	15,000	2.09	June 30, 2022	—

____________

Notes:

(1)	Calculated based on the difference between the closing price of the Common Shares on the TSX on June 30, 2012 of $2.09 and the exercise price of the options.

Directors – Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth (i) for option-based awards, the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting.

Name	Option-based awards – Value vested during the year ($) (1)
Michael Ashton	Nil
Paul Baehr	Nil
Christopher Henley	Nil
Gary W. Pace	Nil

__________

Notes:

(1)	All options that vested during the year were out of the money based on the closing price of Common Shares on the TSX on June 29, 2012 of $2.09.

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

Relevant Education and Experience

Mr. Christopher Henley (Chair):

Mr. Henley has a B.A. from Memorial University and an MBA from Dalhousie University. He has completed the Institute of Corporate Directors Education Program at the Rotman School of Management, University of Toronto and holds the professional designation ICD.D. He is currently founder and President of Henley Capital Corporation, an exempt market dealer and portfolio manager.

Mr. Henley has been an investment banker for over 25 years and previously was the head of investment banking in Toronto at what was then Canada’s largest independent employee-owned investment dealer where he also ran the firm’s High Technology and Communications practice. Mr. Henley is a former director and Chair of the Toronto Port Authority, a former member of the Board and Audit Committee of Ontario Transportation Capital Corporation, a Government of Ontario Crown Corporation that, through a public partnership, developed Highway 407 in Toronto, Ontario, the first all-electronic toll highway in the world. Mr. Henley is also a founding member of the National Angel Organization in Canada and the Ministers’ Technology Advisory Group (“MTAG”) for the Province of Ontario. He is also a former Chair of the MTAG Task Force on Access to Capital, a former member of the Advisory Board, Faculty of Business Administration, Memorial University of Newfoundland and an active member of the Institute of Corporate Directors. Mr. Henley is currently Vice-Chair of West Park Healthcare Centre and a member of the Governance Committee of the Ontario Cancer Research Ethics Board and also sits on the Board of the McMichael Canadian Art Foundation.

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

Mr. Michael Ashton:

Mr. Ashton has been an independent consultant to the pharmaceutical industry since March 2006. Prior thereto, he was the Chief Executive Officer of SkyePharma PLC. He has over 30 years of experience in the Pharmaceutical industry having worked for Merck, Pfizer, Purepac and Faulding, where Mr. Ashton was Chairman, President and CEO. Mr. Ashton is currently the Chairmen of the Board at Puricore PLC and is also a member of the Board of Directors of Hikma Pharmaceuticals PLC.

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

Compensation Committee

Compensation of the executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee. The following individuals comprise the Compensation Committee of the Board of Directors: Mr. Michael Ashton (Chair); Mr. Paul Baehr; and Mr. Christopher Henley.

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

D.      Employees

As of June 30, 2012, the Corporation had 16 full-time employees.

E.      Share Ownership

Please see Item 7.A.

Item 7A.      Major Shareholders and Related Party Transactions

Securities Ownership of Certain
Beneficial Owners and Management

As of the date of this annual report, the directors and officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or discretion over 1,623,763 Common Shares, which represents 5.9% of the issued and outstanding Common Shares.

The following table sets forth information with respect to the beneficial ownership of our Common Shares, by (1) each of the Corporation’s shareholders who is a beneficial owner of more than 5% of the Corporation’s Common Shares, (2) each of the Corporation’s directors and executive officers, individually, and (3) all of the Corporation’s executive officers and directors, as a group, as of August 31, 2012.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Mr. Jack Schuler (1)	5,215,854	19.4%
Fidelity Research and Management Company	3,388,657	12.6%
Schuler Family Foundation (1)	2,392,844	8.9%
Larry N Feinberg (2)	3,405,766	12.7%
Wellington Management Company LLP	601,679	2.2%
Oracle Associates LLC (3)	1,546,676	5.7%
Oracle Partners, L.P. (3)	1,305,426	4.8%
Louis Alexopoulos	36,003	*
Michael Ashton (4)	46,389	*
Tony Cruz (5)	1,011,865	3.7%
Paul Baehr (4)	46,945	*
Christopher Henley (4)	105,654	*
Gary Pace (4)	100,407	*
Aleksandra Pastrak (6)	100,677	*
Nicole Rusaw-George (7)	55,428	*
Carl Damiani (8)	81,003	*
Bruce Connop (9)	48,392	*
All executive officers and directors as a group (10 persons)	1,632,763	5.9%

___________

Notes:

*	Less than 1%.
(1)	Includes the 2,392,844 shares beneficially owned by the Schuler Family Foundation over which Mr. Schuler shares dispositive power.
(2)	The shares reported to be beneficially owned by Mr. Larry Feinberg includes the 1,305,426 shares beneficially owned by Oracle Partners, L.P. and the 1,546,676 shares beneficially owned by Oracle Associates LLC.
(3)	The shares reported to be beneficially owned by Oracle Associates LLC includes the 1,305,426 shares beneficially owned by Oracle Partners, L.P.
(4)	Includes 42,500 options exercisable within 60 days of August 31, 2012.
(5)	Includes 165,741 options exercisable within 60 days of August 31, 2012.
(6)	Includes 100,650 options exercisable within 60 days of August 31, 2012.
(7)	Includes 55,428 options exercisable within 60 days of August 31, 2012.
(8)	Includes 75,011 options exercisable within 60 days of August 31, 2012.
(9)	Includes 48,042 options exercisable within 60 days of August 31, 2012.

The Corporation has 12 registered shareholders in the U.S. who hold 7,989,963 shares, representing approximately 29.7% of the Corporation’s common shares outstanding as of September 7, 2012.

Certain Relationships and Related Transactions

No material related party transactions have occurred since the beginning of fiscal year 2012 up to and including the date of this annual report or are currently proposed, other than as set forth below:

In June, 2011, the Company entered into a consulting agreement with P&S Global Ventures (“P&S”), a company that is controlled by a Director of the Corporation. Total fees and disbursements charged by P&S during the year ended June 30, 2012 was $97,082, which is included in general and administrative expenses. The balance owing at June 30, 2012 is nil. This agreement has been terminated effective October 30, 2011.

During fiscal 2012, the Company paid legal fees to a law firm where the Company’s Secretary is a partner and to a corporation controlled by the Company’s Secretary. Total fees and disbursements charged to the Company by these companies was $3,783 and are included in general and administrative expenses. The balance owing at June 30, 2012 is $658.00.

These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During year ended June 30, 2012, the President and Chief Financial Officer left the Company, which resulted in a termination payment of $286,761 in the second quarter of fiscal 2012.

Item 8.      Financial Information

A.      Consolidated Statements and Other Information

Please see our audited consolidated financial statements filed as a part of this annual report on page F-1.

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

Legal Proceedings

As of June 30, 2012, we did not have any litigation, arbitration or claim of material importance, and the Directors were not aware of any pending or threatened litigation, arbitration or claim of material importance against us or our subsidiaries.

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

	NASDAQ				TSX
	High		Low		High	Low
Yearly Highs and Lows for the Year Ending June 30,
2012	3.23		1.15		3.00	1.19
2011	5.49		1.81		5.28	1.82
2010	9.00		2.32		9.77	2.36
2009	14.10		2.00		13.67	2.42
2008	14.50	[1]	8.73	[2]	16.60	8.77

Quarterly Highs and Lows
2012
First Quarter (July-September 2011)	3.23		1.54		3.00	1.50
Second Quarter (October-December 2011)	1.85		1.15		1.83	1.19
Third Quarter (January-March 2012)	2.25		1.35		2.34	1.32
Fourth Quarter (April-June 2012)	2.35		1.66		2.34	1.64
2011
First Quarter (July-September 2010)	4.23		2.90		4.45	2.98
Second Quarter (October-December 2010)	3.11		1.81		3.15	1.83
Third Quarter (January-March 2011)	5.49		1.85		5.28	1.82
Fourth Quarter (April-June 2011)	4.39		2.62		4.20	2.58

Monthly Highs and Lows
March 2012	1.99		1.67		2.01	1.68
April 2012	2.00		1.66		1.88	1.64
May 2012	2.35		1.75		2.34	1.68
June 2012	2.16		1.83		2.09	1.91
July 2012	2.74		1.90		2.75	1.87
August 2012	2.73		1.78		2.55	1.82

____________

Notes:

1	Calculation for the year ending June 30, 2008 is from August 20, 2007 through June 30, 2008.
2	Calculation for the year ending June 30, 2008 is from August 20, 2007 through June 30, 2008.

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

In December, 2010, the Corporation announced the modification of the ELND005 (AZD-103) collaboration agreement between Elan and the Corporation. Under the terms of the modification, in lieu of a contractually required Phase III milestone payment, the Corporation received from Elan a payment of US$9 million at the time of signing and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial. The Corporation also will be eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization. As the agreement is now a royalty arrangement, the Corporation no longer funds the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan.

Eli Lilly

TT-401/402

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

With respect to individuals and certain other non-corporate U.S. Holders for taxable years beginning before January 1, 2013, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the common shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty between the United States and Canada, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, (3) certain holding period requirements are met and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. treasury guidance indicates that our common shares, which are listed on the NASDAQ Global Market, are readily tradable on an established securities market in the United States. In addition, we should be eligible for the benefits of the income tax treaty between the United States and Canada. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

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

Passive Foreign Investment Company

A non-U.S. corporation is considered to be a “passive foreign investment company,” or “PFIC,” for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

For purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based on the market price of our common shares and the composition of our income and assets and our operations, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended June 30, 2012 and do not expect to be a PFIC for the year ending June 30, 2013. However, we must make a separate determination each year as to whether we are a PFIC after the close of each taxable year, which is June 30. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will be calculated by reference to the market price of our common shares (assuming that we continue to be a publicly traded corporation for purposes of the applicable PFIC rules), our PFIC status will depend in part on the market price of our common shares. Accordingly, fluctuations in the market price of our common shares may result in our being a PFIC for a particular year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds common shares, absent a special election by the U.S. Holder. If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the NASDAQ Global Market, or other market as defined in applicable U.S. Treasury regulations. We expect that our common shares will continue to be listed on the NASDAQ Global Market, in which case the mark-to-market election would be available to U.S. Holders of common shares were we to be a PFIC.

If a non-U.S. corporation is a PFIC, a U.S. holder of shares in that corporation may also avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income in the U.S. Holder’s income on a current basis. However, a U.S. Holder may make a qualified electing fund election with respect to its common shares only if we furnish the U.S. Holder annually with certain tax information, and we do not intend to prepare or provide such information.

If we are classified as a PFIC, a U.S. Holder must file United States Internal Revenue Service Form 8621 for each year the U.S. Holder owns the shares of the PFIC.

If we are a PFIC for a given taxable year, then U.S. Holders should consult their tax advisors concerning the tax consequences of such PFIC status, the availability and consequences of making a mark-to-market election mentioned above and the annual filing requirements described above. Another election, to treat us as a “qualified electing fund,” would not be available because we do not currently plan to provide U.S. Holders with information sufficient to permit U.S. Holders to make such an election.

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

Information with Respect to Foreign Financial Assets

Individuals who own “specified foreign financial assets” with an aggregate value in excess of a specified threshold are required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders who are individuals are urged to consult their tax advisors regarding the application of these rules to their ownership of our common shares.

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

F.      Dividends and Paying Agents

Not applicable.

G.      Statement by Experts

Not applicable.

H.      Documents on Display

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov..

Specifically, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of securities of the Corporation and securities authorized for issuance under the Corporation’s stock option plan is contained in the Corporation’s Management Information Circular for its most recent annual meeting of securities holders that involved the election of directors dated November 4, 2011.

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

For additional information please see Note 5.2[a][ii] to the Corporation’s audited consolidated financial statements for the year ended June 30, 2012.

Item 12.      Description of Securities Other than Equity Securities.

Not applicable.

Part II

Item 13.      Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.      Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Company’s CEO and CFO, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of June 30, 2012 as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of June 30, 2012, the Company’s disclosure controls and procedures were effective.

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

The Corporation’s management assessed the effectiveness of the Corporation’s internal control over financial reporting as of June 30, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. The Corporation’s management, including the CEO and CFO, concluded that, as of June 30, 2012, the Corporation’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework issued by COSO.

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

During the fiscal year ended June 30, 2012, there were no amendments to the Ethics Code or waivers, including implicit waivers, from any provision of the Ethics Code.

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

	During the Year Ended June 30, 2012 $	During the Year Ended June 30, 2011 $
Audit Fees (1)	209,000	266,256
Audit-Related Fees (2)	13,900	0
Tax Fees (3)	27,450	38,595
Non-Audit(4)	29,267	40,037
Total	279,617	344,888

__________

Notes:

(1)       During the years ended June 30, 2012 and 2011 “Audit Fees” include fees for the annual audit, quarterly reviews, accounting consultations related to accounting, financial reporting or disclosure matters and assistance with understanding and implementing new accounting and financial reporting guidance from regulatory authorities.

(2)       During the year ended June 30, 2012, “Audit-Related Fees” represents accounting fees associated with the Corporation’s private placement which closed on November 22, 2011.

(3)       During the years ended June 30, 2012 and 2011 “Tax Fees” include fees for assistance in the preparation and review of tax returns and related items, assistance with tax audits, general tax planning and advice relating to tax items such as withholding tax and SR&ED eligibility.

(4)       For the years ended June 30, 2012 and 2011, the category “Non-Audit” includes IFRS fees and a charge from the Corporation’s external auditors for a levy from the Canadian Public Accountability Board.

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

Item 16H.      Mine Safety Disclosure.

Not applicable.

Part III

Item 17.      Financial Statements.

Not applicable.

Item 18.      Financial Statements.

Not applicable.

Item 19.      Exhibits.

Exhibit Number	Description

3.1	Articles of Incorporation of Transition Therapeutics Inc., as amended (incorporated by reference to Exhibit 99.110 of Form 40-F filed on June 5, 2007, File No. 001-33514).

3.2	Bylaws of Transition Therapeutics Inc., as amended (incorporated by reference to Exhibit 99.111 of Form 40-F filed on June 5, 2007, File No. 001-33514).

8.1	Subsidiaries.

10.1	Collaboration Agreement, dated September 25, 2006, between Waratah Pharmaceuticals Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 99.46 of Form 40-F filed on June 5, 2007, File No. 001-33514).

10.2	Share Purchase Agreement, dated February 24, 2006, among Registrant, 1255205 Ontario Inc., Ellipsis Neurotherapeutics Inc., and other parties named therein (incorporated by reference to Exhibit 99.47 of Form 40-F filed on June 5, 2007, File No. 001-33514).

10.3

Amendment dated December 26, 2010 to the Collaboration Agreement dated September 25, 2006,

by and between Waratah Pharmaceuticals Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 10.3 of Form 20-F filed on September 19, 2011, File No. 001-33514).

10.4	License Agreement dated May 28, 2003, by and between Ellipsis Biotherapeutics Corp. and JoAnne McLaurin, PHD, as amended on April 1, 2005. (incorporated by reference to Exhibit 99.2 of Form 6-K filed on March 17, 2008, File No. 001-33514).

10.5	Consent to License – JoAnne McLaurin Novel Treatment for Alzheimer’s Disease and Amyloid Disorders using Inositol-Based Compounds dated May 29, 2003, by the University of Toronto. (incorporated by reference to Exhibit 99.3 of Form 6-K filed on March 17, 2008, File No. 001-33514).

10.6	Consent to Assignment dated November 2, 2004, by and between JoAnne McLaurin, Ellipsis Biotherapeutics Corp. and Ellipsis Neurotherapeutics Inc. (incorporated by reference to Exhibit 99.4 of Form 6-K filed on March 17, 2008, File No. 001-33514).

10.7	Collaboration Agreement dated September 25, 2006, by and between Waratah Pharmaceuticals Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 99.5 of Form 6-K filed on March 28, 2008, File No. 001-33514).

10.8	Collaboration and License Agreement effective as of February 25, 2010 among Waratah Pharmaceuticals Inc. and Eli Lilly and Company (incorporated by reference to Exhibit 99.2 of Form 6-K filed on March 12, 2010, File No. 001-33514).

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

Exhibit Number	Description

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Section 1350 Certification of the Chief Executive Officer.

13.2	Section 1350 Certification of the Chief Financial Officer.

15.1	Consent of PricewaterhouseCoopers LLP.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRANSITION THERAPEUTICS INC.

By	/S/ Nicole Rusaw George
Name: Nicole Rusaw-George
Title: Chief Financial Officer

Date: September 13, 2012

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Transition Therapeutics Inc. have been prepared by management and have been approved by the Board of Directors. Management is responsible for the information and representation contained in these consolidated financial statements.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and include some amounts that are based on best estimates and judgments.

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

Tony Cruz	Nicole Rusaw-George
Chief Executive Officer	Chief Financial Officer

September 7, 2012

Independent Auditor’s Report

To the Shareholders of Transition Therapeutics Inc.

We have audited the accompanying consolidated financial statements of Transition Therapeutics Inc. and its subsidiaries, which comprise the consolidated balance sheets as at June 30, 2012, June 30, 2011 and July 1, 2010 and the consolidated statements of loss and comprehensive loss, cash flows and shareholders’ equity for the years ended June 30, 2012 and June 30, 2011 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Transition Therapeutics Inc. and its subsidiaries as at June 30, 2012, June 30, 2011 and July 1, 2010 and their financial performance and their cash flows for the years ended June 30, 2012 and June 30, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

September 7, 2012

Toronto, Ontario

F-2

Audited Consolidated Financial Statements

Transition Therapeutics Inc.

For the years ended June 30, 2012 and 2011

Transition Therapeutics Inc.

CONSOLIDATED BALANCE SHEETS

In Canadian Dollars	Note	June 30, 2012	June 30, 2011	July 1, 2010

Assets
Current assets
Cash and cash equivalents	6	12,955,081	17,422,364	16,570,033
Short term investments	6	6,057,264	5,038,356	10,507,822
Trade and other receivables		43,658	155,477	125,501
Investment tax credits receivable		241,951	368,624	206,313
Prepaid expenses and deposits		316,286	751,000	549,218
		19,614,240	23,735,821	27,958,887

Non-current assets
Property and equipment		215,000	400,581	605,637
Intangible assets	7	17,263,790	19,043,086	21,095,002
Total assets		37,093,030	43,179,488	49,659,526

Liabilities
Current liabilities
Trade and other payables	8	1,178,915	945,360	2,090,403
Current portion of contingent consideration payable	11	2,321,373	2,321,373	-
Deferred revenue	9	-	-	1,299,994
		3,500,288	3,266,733	3,390,397

Non-current liabilities
Contingent consideration payable	11	1,434,958	1,434,958	3,081,500
Leasehold inducement		34,295	45,727	57,160
		4,969,541	4,747,418	6,529,057

Equity attributable to owners of the Company
Share capital	12	165,334,259	160,498,537	160,498,537
Contributed surplus	12	13,168,411	11,840,574	4,800,368
Share-based payment reserve	12	2,977,032	3,179,327	9,228,319
Deficit		(149,356,213)	(137,086,368)	(131,396,755)
		32,123,489	38,432,070	43,130,469

Total liabilities and equity		37,093,030	43,179,488	49,659,526

Contingencies and commitments	17
Subsequent event	22

The notes are an integral part of these consolidated financial statements.

On behalf of the Board:

Tony Cruz	Christopher Henley
Director	Director

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ended June 30, 2012 and 2011

In Canadian Dollars	Note	2012	2011

Revenues
Licensing fees	9	-	10,251,394
Direct costs of services	9	-	1,299,994
Gross Profit		-	8,951,400

Expenses
Research and development	15	8,198,725	8,493,975
Selling, general and administrative expenses	15	4,407,280	5,208,317
Loss on disposal of property and equipment		125,748	116,312
		12,731,753	13,818,604

Operating Loss		(12,731,753)	(4,867,204)

Interest income		165,070	201,085
Interest expense		(851)	(530)
Foreign exchange gain (loss)		297,689	(348,133)
Change in fair value of contingent consideration payable	11	-	(674,831)
Net loss and comprehensive loss for the year		(12,269,845)	(5,689,613)
Basic and diluted net loss per common share	16	(0.48)	(0.25)

The notes are an integral part of these consolidated financial statements.

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended June 30, 2012 and 2011

		Attributable to equity holders of the company
In Canadian Dollars, except share data	Note	Number of common shares	Share capital	Contributed surplus	Share-based payment reserve	Deficit	Total equity
		#	$	$	$	$	$

Balance, July 1, 2011		23,217,599	160,498,537	11,840,574	3,179,327	(137,086,368)	38,432,070
Net loss and comprehensive loss for the year						(12,269,845)	(12,269,845)
Shares issued pursuant to a private placement	12b	3,703,703	4,835,722	-	-	-	4,835,722
Share options expired or cancelled	12c	-	-	1,327,837	(1,327,837)	-	-
Share-based payment compensation expense	12c	-	-	-	1,125,542	-	1,125,542
Balance, June 30, 2012		26,921,302	165,334,259	13,168,411	2,977,032	(149,356,213)	32,123,489

Balance, July 1, 2010		23,217,599	160,498,537	4,800,368	9,228,319	(131,396,755)	43,130,469
Net loss and comprehensive loss for the year						(5,689,613)	(5,689,613)
Share options expired or cancelled	12c	-	-	7,040,206	(7,040,206)	-	-
Share-based payment compensation expense	12c	-	-	-	991,214	-	991,214
Balance, June 30, 2011		23,217,599	160,498,537	11,840,574	3,179,327	(137,086,368)	38,432,070

The notes are an integral part of these consolidated financial statements.

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2012 and 2011

In Canadian Dollars	Note	2012	2011

Cash flows from operating activities
Net loss for the period		(12,269,845)	(5,689,613)
Adjustments for:
Depreciation and amortization		1,834,496	2,106,878
Share-based payment compensation expense		1,125,542	991,214
Loss on disposal of property and equipment		125,748	116,312
Change in fair value of contingent consideration payable		-	674,831
Accrued interest		(1,072)	(38,356)
Unrealized foreign exchange (gain) loss		(416,127)	258,074
Deferred revenue recognized		-	(1,299,994)
Change in working capital	18	906,761	(1,539,112)
Net cash used in operating activities		(8,694,497)	(4,419,766)

Cash flows from investing activities
Maturity of short term investments		7,568,186	18,488,538
Purchase of short term investments		(8,586,022)	(12,980,716)
Proceeds on disposal of property and equipment		-	41,985
Purchase of property and equipment		(6,799)	(19,636)
Net cash (used in) provided by investing activities		(1,024,635)	3,530,171

Cash flows from financing activities
Net proceeds from private placement	12	4,835,722	-
Net cash provided by financing activities		4,835,722	-

Foreign exchange gains/(losses) on cash and cash equivalents		416,127	(258,074)

Net (decrease) increase in cash and cash equivalents		(4,467,283)	852,331
Cash and cash equivalents at beginning of year		17,422,364	16,570,033
Cash and cash equivalents at end of year	6	12,955,081	17,422,364

The notes are an integral part of these consolidated financial statements.

Notes to the Audited Consolidated Financial Statements

June 30, 2012

(In Canadian Dollars)

1.	GENERAL INFORMATION AND NATURE OF OPERATIONS

Transition Therapeutics Inc. and its subsidiaries (together the Company or Transition) was incorporated by Articles of Incorporation under the Business Corporations Act (Ontario) on July 6, 1998. The Company is a public company with common shares listed on both the NASDAQ and Toronto Stock Exchange and is incorporated and domiciled in Canada. The address of its registered office is 101 College Street, Suite 220, Toronto, Ontario, Canada.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

2.1	Basis of preparation and adoption of IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared using the historical cost convention except for the revaluation of certain financial assets and financial liabilities to fair value, including the contingent consideration payable.

The preparation of financial statements in conformity with IFRS requires use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

Application of IFRS 1, First-time Adoption of IFRS (IFRS 1)

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (CICA). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011 (July 1, 2011 for the Company). Accordingly the Company has commenced reporting on this basis in these consolidated financial statements. In these consolidated financial statements, the term Canadian GAAP refers to Canadian GAAP before adoption of IFRS.

Subject to certain transition elections disclosed in Note 3, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet at July 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 3 discloses the impact of the transition to IFRS on the Company’s reported balance sheet, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended June 30, 2011.

Notes to the Audited Consolidated Financial Statements

June 30, 2012

(In Canadian Dollars)

The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of September 7, 2012, the date the Board of Directors approved the statements.

2.2	Consolidation

These consolidated financial statements incorporate the assets and liabilities of Transition and its wholly owned subsidiaries: Transition Therapeutics Leaseholds Inc., Waratah Pharmaceuticals Inc. and Transition Therapeutics (USA) Inc. Intercompany transactions, balances and unrealized gains/losses on transactions between group companies are eliminated.

Subsidiaries are all those entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statement of comprehensive loss.

2.3	Foreign currency translation

Functional and presentation currency

Items included in the consolidated financial statements are measured using the currency of the primary economic environment in which the Company operates (the functional currency). These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive loss.

2.4	Property and equipment

Property and equipment is recorded at historical cost less depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a replaced asset is derecognized when it is replaced. Repairs and maintenance costs are charged to the consolidated statement of comprehensive loss during the period in which they are incurred. Depreciation of property and equipment is calculated using either the straight-line or diminishing balance methods to allocate the cost of each item over its estimated useful life, as follows:

Notes to the Audited Consolidated Financial Statements

June 30, 2012

(In Canadian Dollars)

Asset class	Percentage	Method
Computer equipment	30% - 45%	Diminishing balance
Office equipment and furniture	20%	Diminishing balance
Laboratory equipment	20%	Diminishing balance
Leasehold improvements	Term of lease plus one renewal period	Straight-line

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

On disposal of items of property and equipment, the cost and related accumulated depreciation and impairments are removed from the consolidated balance sheet and the net amount, less any proceeds, is taken to the consolidated statement of comprehensive loss.

2.5	Intangible assets

Intangible assets consist of intellectual property in the form of technology, patents, licenses and compounds. Separately acquired intangible assets are recorded at historical cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. All intangible assets have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of the intangible assets over their estimated useful lives of 15 to 20 years.

2.6	Impairment of non-financial assets

Property and equipment and intangible assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Non-financial assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.7	Financial Instruments: Classification and Measurement

IFRS 9 was issued in November, 2009 and replaces parts of IAS 39 that relate to the classification and measurement of financial assets. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Adoption of IFRS 9 is mandatory from January 1, 2015 and earlier adoption is permitted. The Company has adopted IFRS 9 from July 1, 2010 as well as the related consequential amendments to other IFRSs, because this new accounting policy provides reliable and more relevant information for users to assess the amounts, timing and uncertainty of future cash flows.

The Company has assessed the financial assets held by the Company at July 1, 2010, the date of initial application of IFRS 9. Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Notes to the Audited Consolidated Financial Statements

June 30, 2012

(In Canadian Dollars)

Financial assets measured at amortized cost

Cash and cash equivalents, short term investments and trade and other receivables meet the requirements of IFRS 9 and are measured at amortized cost as these assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and have fixed maturities that the Company intends to hold until maturity. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Financial liabilities measured at fair value

The Company’s contingent consideration payable is measured at fair value at each reporting period with changes in the fair value being recorded in the consolidated statement of comprehensive loss. The estimate of fair value is based on management’s best estimate of the timing and probability of having to make the contingent payments, discounted at the Company’s weighted average cost of capital.

Fair Value Hierarchy

The Company categorizes its financial assets and liabilities that are recognized at fair value in the consolidated financial statements into one of three different levels. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

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

2.8	Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the loss is recognized in the consolidated statement of comprehensive loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment is recognized in the consolidated statement of comprehensive loss.

Notes to the Audited Consolidated Financial Statements

June 30, 2012

(In Canadian Dollars)

2.9	Investment tax credits

Investment tax credits (ITCs) are accounted for as government assistance and are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. Government assistance is accounted for using the cost reduction method, whereby they are netted against the related research and development expenses or capital expenditures to which they relate.

2.10	Trade and other receivables

Trade and other receivables are amounts due for services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade and other receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

2.11	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.

2.12	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of income tax, from the proceeds received.

2.13	Trade and other payables

Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade and other payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

2.14	Current and deferred income tax

The income tax expense for the period comprises current and deferred tax. Income tax is recognized in the consolidated statement of comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects either accounting, taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Notes to the Audited Consolidated Financial Statements

June 30, 2012

(In Canadian Dollars)

Deferred income tax assets are recognized only to the extent that it is probable that the assets can be recovered.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.15	Share-based payments

The Company has a stock option plan which is an equity settled, share-based payment compensation plan, under which the Company receives services from employees or consultants as consideration for equity instruments of the Company. The stock option plan is open to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company. The fair value of the employees or consultants services received in exchange for the grant of the options is recognized as an expense over the service period using the graded vesting method.

The fair value of stock options is estimated using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yield, expected share price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on conditions outside of the Company’s control. Changes in these assumptions could significantly impact share-based payment compensation.

The share-based payment reserve, included in equity is reduced as the options are exercised or when the options expire unexercised. If the share options are exercised, cancelled or forfeited, the amount initially recorded for the options in share-based payment reserve is credited to common shares or contributed surplus, along with the proceeds received on the exercise. If the share options expire unexercised, the amount initially recorded for the options in the share based payment reserve is credited to contributed surplus.

2.16	Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the sale of services in the ordinary course of the Company’s activities. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company’s activities as described below.

The Company generally enters into two types of revenue producing arrangements with pharmaceutical companies: licensing arrangements and collaboration / co-development arrangements (“collaborations”).

Licensing arrangements

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

Revenue related to up-front payments received in licensing arrangements are deferred and amortized into income over the estimated term of the arrangement. Revenue from milestone payments are recognized when the milestones are achieved.

Notes to the Audited Consolidated Financial Statements

June 30, 2012

(In Canadian Dollars)

Collaboration arrangements

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

The Company accounts for collaboration arrangements using the percentage of completion model. Under this method, revenue is recorded as related costs are incurred, on the basis of the proportion of actual costs incurred to date, related to the estimated total costs to be incurred under the arrangement. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. In the event that there are significant uncertainties with respect to the outcome of the contract, the Company uses a zero profit model whereby revenue will be recognized equal to direct costs incurred, but not in excess of cash received or receivable. Losses on these contracts are recorded in the period in which management has determined that a loss is expected.

The Company uses an input based measure, primarily direct costs or other appropriate inputs, to determine the percent complete because the Company believes that the inputs are representative of the value being conveyed through the research and development activities. The Company believes that using direct costs as the unit of measure of percentage complete also most closely reflects the level of effort related to the Company's performance under the arrangement. Direct costs are those costs that directly result in the culmination of an earnings process for which the counterparty to the arrangement receives a direct benefit. The nature of these costs are third party and internal costs associated with conducting clinical trial activities, allocated payroll related costs for representatives participating on the joint steering committee and sales and marketing costs during the co-commercialization period. Direct costs specifically exclude costs that are of a general and administrative nature.

Amounts resulting from payments received in advance of revenue recognized are recorded as deferred revenue.

The Company is required to assess the profitability of the overall arrangement on a periodic basis throughout the life of the arrangement when events or circumstances indicate a potential change in facts. Such assessment is based on estimates to determine the most likely outcome based on available facts and circumstances at each assessment date. The estimates include the consideration of factors such as the progress and timing of clinical trials, competition in the market, the development progress of other potential competitive therapies, drug related serious adverse events and other safety issues in the clinical trials, pricing reimbursement in relevant markets and historical costs incurred compared to original estimates. When the periodic assessment or other events or circumstances indicate a loss will result from performance under the arrangement, the entire amount of the loss is charged to the statement of comprehensive consolidated loss in the period in which the determination is made.

2.17	Research and development

Research and development expenses include salaries, share-based payments, clinical trial costs, manufacturing and research inventory. Research and development expenditure is charged to the consolidated statement of comprehensive loss in the period in which it is incurred. Development expenditure is capitalized when the criteria for recognizing an asset are met.

Research inventories

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

Notes to the Audited Consolidated Financial Statements

June 30, 2012

(In Canadian Dollars)

2.18	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are expensed on a straight-line basis over the term of the lease.

2.19	IFRS issued but not yet adopted

In May, 2011, the IASB issued the following standards which have not been adopted by the Company:

IFRS 10 – Consolidated Financial Statements (“IFRS 10”)

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 13 – Fair Value Measurement (“IFRS 13”)

IFRS 13 is a comprehensive standard for the fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

IFRS 10 and IFRS 13 are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt either of these new standards.

3.	TRANSITION TO IFRS

The effect of the company’s transition to IFRS, described in Note 2, is summarized in this note as follows:

(i)	Transition elections;
(ii)	Reconciliation of equity and comprehensive loss previously reported under Canadian GAAP to IFRS;
(iii)	Explanatory notes; and
(iv)	Adjustments to the statement of cash flows.

(i)	The Company has applied the following transition exceptions and exemptions to full retrospective application of IFRS:

As described in note (iv)
Business combinations	(a)
Share-based payments	(d)

The Company has applied the following mandatory exemptions in its transition to IFRS:

(a)	Estimates – The Company has applied estimates as at the date of transition to IFRS consistent with the estimates applied in its previous Canadian GAAP consolidated financial statements;

Notes to the Audited Consolidated Financial Statements

June 30, 2012

(In Canadian Dollars)

(b)	Derecognition of financial assets and financial liabilities, hedge accounting and non-controlling interest – These exemptions under IFRS1 are not applicable to the Company as the Company does not have any of these transactions or balance reported under its previous Canadian GAAP consolidated financial statements.

(ii)	Reconciliation of equity previously reported under Canadian GAAP to IFRS:

		As at June 30, 2011			As at July 1, 2010
	Note	Canadian GAAP	Adjustment	IFRS	Canadian GAAP	Adjustment	IFRS
		$	$	$	$	$	$
Assets
Current assets
Cash and cash equivalents		17,422,364	-	17,422,364	16,570,033	-	16,570,033
Short term investments		5,038,356	-	5,038,356	10,507,822	-	10,507,822
Trade and other receivables		155,477	-	155,477	125,501	-	125,501
Investment tax credits receivable		368,624	-	368,624	206,313	-	206,313
Prepaid expenses and deposits		751,000	-	751,000	549,218	-	549,218
		23,735,821	-	23,735,821	27,958,887	-	27,958,887
Non-current assets
Property and equipment		400,581	-	400,581	605,637	-	605,637
Intangible assets		19,043,086	-	19,043,086	21,095,002	-	21,095,002

Total assets		43,179,488	-	43,179,488	49,659,526	-	49,659,526

Liabilities
Current liabilities
Trade and other payables		945,360	-	945,360	2,090,403	-	2,090,403
Current portion of contingent consideration payable	c	-	2,321,373	2,321,373	-	-	-
Deferred revenue	b	-	-	-	-	1,299,994	1,299,994
		945,360	2,321,373	3,266,733	2,090,403	1,299,994	3,390,397
Non-current liabilities
Deferred revenue	b	-	-	-	20,719,750	(20,719,750)	-
Contingent consideration payable	c	-	1,434,958	1,434,958	-	3,081,500	3,081,500
Leasehold inducement		45,727	-	45,727	57,160	-	57,160
		991,087	3,756,331	4,747,418	22,867,313	(16,338,256)	6,529,057
Equity attributable to owners of the company
Share capital		160,498,537	-	160,498,537	160,498,537	-	160,498,537
Contributed surplus		11,840,574	-	11,840,574	4,800,368	-	4,800,368
Share-based payment reserve	d	2,790,478	388,849	3,179,327	7,337,480	1,890,839	9,228,319
Deficit	b					19,419,756
	c		(3,756,331)			(3,081,500)
	d		(388,849)			(1,890,839)
		(132,941,188)		(137,086,368)	(145,844,172)		(131,396,755)
		42,188,401	(3,756,331)	38,432,070	26,792,213	(16,338,256)	43,130,469
Total liabilities and equity		43,179,488	-	43,179,488	49,659,526	-	49,659,526

Notes to the Audited Consolidated Financial Statements

June 30, 2012

(In Canadian Dollars)

(iii)	Reconciliation of comprehensive loss as previously reported under Canadian GAAP to IFRS:

	Note	For the year ended June 30, 2011
		Canadian GAAP	Adjustments	IFRS
		$	$	$
Revenues
Licensing fees	b	29,671,150	(19,419,756)	10,251,394
Cost of services	e	-	1,299,994	1,299,994
Gross Profit		29,671,150	20,719,750	8,951,400

Expenses
Research and development	d, e	7,972,204	377,225	8,349,429
Selling, general and administration	d, e	6,425,194	(1,072,331)	5,352,863
Amortization	e	2,106,878	(2,106,878)	-
Loss on disposal of property and equipment		116,312	-	116,312
		16,620,588	(2,801,984)	13,818,604
Operating income (loss)		13,050,562	17,917,766	(4,867,204)

Interest income		200,555	530	201,085
Interest expense		-	(530)	(530)
Foreign exchange loss		(348,133)	-	(348,133)
Change in fair value of contingent consideration payable	c	-	674,831	(674,831)
Net income (loss) and comprehensive income (loss) for the year		12,902,984	(18,592,597)	(5,689,613)

(iv)	Explanatory notes

a)	Business combinations

In accordance with IFRS transition provisions, the Company elected to apply IFRS 3 relating to business combinations prospectively from July 1, 2010. As such, Canadian GAAP balances relating to business combinations entered into before that date have been carried forward without adjustment.

b)	Deferred Revenue

Under IAS 18 – Revenue (IAS 18), the Company has recognized revenue on the Elan Pharma International Limited (Elan) contract based on the percentage of completion methodology. Due to the uncertainties in estimating the outcome of this contract, revenue has been recognized only to the extent of the direct costs incurred. Under Canadian GAAP as at July 1, 2010, the Company had deferred revenue of $20,719,750 in respect of this contract. Accordingly, at July 1, 2010, the Company has recognized revenue of $19,419,756 relating to the Company’s agreement with Elan under IAS 18 compared to nil in accordance with Canadian GAAP. For the year ended June 30, 2011, revenue of $1,299,994 was recognized under IAS 18 compared to $20,719,750 respectively under Canadian GAAP.

c)	Contingent Consideration Payable

The Company acquired the ELND-005 (AZD-103) technology from Ellipsis Neurotherapeutic Inc. (“ENI”). Under the terms of the step-acquisition agreement with ENI, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price. Under IFRS, this contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date. Under Canadian GAAP, no liability was recognized. Accordingly, the Company recognized a liability at July 1, 2010 which represents the fair value of the contingent consideration payable. The Company determined the fair value of the contingent consideration payable to be $3,081,500 as at July 1, 2010 and a non-current liability has been recognized in this amount and the deficit has been reduced accordingly. As at June 30, 2011, the fair value of the contingent consideration payable is $3,756,331 and $674,831 has been recorded as a change in the fair value of the contingent consideration payable in the consolidated statement of comprehensive loss for the year ended June 30, 2011.

Notes to the Audited Consolidated Financial Statements

June 30, 2012

(In Canadian Dollars)

d)	Share-based payments

The Company has applied the IFRS 1 exemption from retrospective application of IFRS 2 share-based payments and accordingly has not restated the consolidated financial statements for stock options vested prior to July 1, 2010. Under Canadian GAAP, the Company measures stock-based compensation for stock option grants at their fair value determined using the Black-Scholes option pricing formula and expenses this equally over the options’ vesting terms. IFRS requires the fair value of stock options granted to be expensed on an accelerated basis over the options’ vesting term using a method called graded vesting.

Under Canadian GAAP, the Company recognizes the effect of forfeitures as they occur. Under IFRS, the Company is required to estimate the expected rate of stock option forfeiture at the grant date and adjust the number of options included in the measurement of the compensation expense.

As a result of the above-mentioned Canadian GAAP and IFRS share based payment differences, the Company has recorded a cumulative adjustment at July 1, 2010 within the components of shareholders’ equity that increased share-based payment reserve by $1,890,839, and increase the deficit by $1,890,839. For the year ended June 30, 2011, the effect of these adjustments is a reduction in the share-based payment compensation expense and share-based payment reserve of $1,501,990 of which $557,690 was adjusted to research and development expense and $944,300 to selling, general and administrative expense.

e)	Presentation of the consolidated statement of comprehensive loss

In accordance with IAS 1 – Presentation, the Company has reclassified certain amounts in the consolidated statement of comprehensive loss for the year ended June 30, 2011 as follows:

2011
Cost of services	1,299,994
Research and development expense	(1,299,994)
2,082,755
Selling, general and administrative expense	24,123
Amortization	(2,106,878)

f)	Adjustments to the consolidated statement of cash flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates and judgments on historical experience and on various other assumptions that it considers to be reasonable. The resulting accounting estimates will, by definition, seldom equal the related actual results. Actual results may differ from these estimates under different assumptions or conditions.

The most significant estimates included in these consolidated financial statements are the evaluation of the profitability of a revenue contract, the valuation and amortization of intangible assets, recognition of deferred income tax assets, valuation of contingent consideration payable and share-based payments.

Notes to the Audited Consolidated Financial Statements

June 30, 2012

(In Canadian Dollars)

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company’s intangible assets are amortized over the estimated useful life ranging from 15 to 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its recoverable amount, which is the higher of its value in use or fair value less costs to sell, an impairment loss is recognized.

Valuation of Contingent Consideration Payable

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005 (AZD103). The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products. An increase of 10% applied to the probability assumptions would increase the contingent consideration payable by $258,000. Conversely a decrease of 10% applied to the probability assumptions would decrease the contingent consideration payable by $258,000;

(b)	The probability adjusted cash flows are discounted at a rate of 24% which is management’s best estimate of the Company’s cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $211,913. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $235,888.

Valuation Allowance for Deferred Income Tax Assets

The Company has not recognized certain future tax assets primarily related to the carry forward of operating losses and qualifying research and development expenses. The Company has determined that it is not probable that these carry forward amounts will be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carry forward amounts, which could result in a material change in our net income (loss) through the recovery of deferred income taxes. However, there is no assurance that the Company will be able to record deferred income tax recoveries in the future.

Share Based Payments

When the Company issues stock options, an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model. The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

Notes to the Audited Consolidated Financial Statements

June 30, 2012

(In Canadian Dollars)

Recognition of Revenue

As a result of the Company’s amendment to the collaboration agreement with Elan, the Company has recognized as revenue all amounts that have been received under the contract. The recognition of revenue requires judgment in evaluating the contractual terms and assessing the Company’s performance towards meeting the contractual obligations.

5.	FINANCIAL RISK MANAGEMENT

5.1	Categories of financial assets and liabilities

All financial instruments are measured at amortized cost except for the contingent consideration payable which is at fair value. The following table outlines the Company’s financial instruments, their classification, carrying value and fair value.

Financial Instruments as at June 30, 2012	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	11,955,426	11,955,426
Cash equivalents	Held to maturity	999,655	999,655
Short term investments	Held to maturity	6,057,264	6,057,087
Accounts payable and accrued liabilities	Other liabilities	1,178,915	1,178,915
Contingent consideration payable	Fair value through profit and loss	3,756,331	3,756,331

Financial Instruments as at June 30, 2011	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	12,593,173	12,593,173
Cash equivalents	Held to maturity	4,829,191	4,829,306
Short term investments	Held to maturity	5,038,356	5,038,356
Accounts payable and accrued liabilities	Other liabilities	945,360	945,360
Contingent consideration payable	Fair value through profit and loss	3,756,331	3,756,331

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. Fair value of cash equivalents and short term investments is determined based on a valuation model that uses daily pricing reports to determine the amount the holder would receive if the instrument were sold on that day. The fair value of the contingent consideration payable is determined using a valuation model as discussed in note 4.

5.2	Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company’s finance function which identifies, evaluates and where appropriate, mitigates financial risks.

(a)	Market risk

(i)	Foreign exchange risk

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies, mainly the US dollar. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk and maintains sufficient US dollars to meet the Company’s planned US dollar expenses.

Notes to the Audited Consolidated Financial Statements

June 30, 2012

(In Canadian Dollars)

Balances in foreign currencies at June 30, 2012 and 2011 are approximately:

	2012	2011
	US$	US$
Cash and cash equivalents	8,392,258	7,134,877
Short term investments	999,740	-
Trade and other payables	(724,901)	(150,049)
	8,663,820	6,984,828

Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. At June 30, 2012, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, comprehensive loss for the year ended June 30, 2012 would have decreased by approximately $388,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, comprehensive loss for the year ended June 30, 2012 would have increased by approximately $388,000.

(ii)	Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s cash and cash equivalents and short term investments which are at a fixed rate of interest and accordingly are not exposed to changes in market interest rates, however, their fair value can vary with the change in market interest rates.

Although the Company monitors market interest rates, the Company’s investment policies are designed to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Interest income from cash, cash equivalents and short term investments was $152,971 for the year ended June 30, 2012 (2011 - $201,085).

(b)	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company’s exposure to credit risk at the period end is the carrying value of its cash and cash equivalents, short term investments and trade and other receivables.

The Company manages credit risk by maintaining bank accounts with Schedule 1 banks and investing in cash and cash equivalents with maturities less than 90 days and ratings of R-1 or higher. Short term investments consist of bankers’ acceptances and other debentures maturing in less than 12 months and ratings of R-1 or higher. At June 30, 2012, cash and cash equivalents and short term investments are spread amongst three Canadian financial institutions. The Company mitigates other credit risk by entering into long-term revenue agreements with companies that are well-funded and represent a low risk of default. The Company currently does not have an allowance against trade and other receivables and there are no amounts past due.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due.

The Company’s investment policies are designed to maintain safety of principal and provide sufficient readily available cash in order to meet liquidity requirements. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. All cash and cash equivalents and short term investments have maturities less than one year.

Notes to the Audited Consolidated Financial Statements

June 30, 2012

(In Canadian Dollars)

At June 30, 2012 the Company’s financial liabilities which include trade and other payables are current and are expected to be repaid within 1 to 3 months of the period end date.

The contingent consideration payable is expected to be paid as follows:

Fiscal year ending June 30, 2013	$2,847,759
Fiscal year ending June 30, 2015	$8,068,760

5.3	Capital risk management

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive funding arrangements such as interest income and collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements primarily through share issuances since inception and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the year ended June 30, 2012 from the year ended June 30, 2011.

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

6.	CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase.

Short term investments consist of medium term note debentures totaling $6,057,264 at June 30, 2012 [June 30, 2011 – $5,038,356] with ratings of R1 or higher and maturity dates between July 5, 2012 and November 23, 2012. There were no gains or losses realized on the disposal of the short term investments in 2012 and 2011, as all the financial assets were held to their redemption date. The maximum exposure to credit risk at the reporting date is the carrying amount of short term investments.

Cash and cash equivalents consist of the following:

	June 30, 2012	June 30, 2011	July 1, 2010
	$	$	$
Cash	11,955,426	12,593,173	11,505,222
Cash equivalents	999,655	4,829,191	5,064,811
	12,955,081	17,422,364	16,570,033

Notes to the Audited Consolidated Financial Statements

June 30, 2012

(In Canadian Dollars)

7.	INTANGIBLE ASSETS

Intangible assets consist of the following:

	Technology acquired [ELND005 (AZD-103)]	Patents	NMX Compounds acquired (TT-301/302)	Lilly Licenses acquired (TT-401/402)	Total
	$	$	$	$	$
As at July 1, 2011
Cost	20,547,993	386,000	11,085,259	1,055,900	33,075,152
Accumulated amortization and impairment	(10,513,849)	(386,000)	(3,061,382)	(70,835)	(14,032,066)
Net book value	10,034,144	-	8,023,877	985,065	19,043,086
As at June 30, 2012
Cost	20,547,993	386,000	11,085,259	1,055,900	33,075,152
Accumulated amortization and impairment	(11,501,321)	(386,000)	(3,800,410)	(123,631)	(15,811,362)
Net book value June 30, 2012	9,046,672	-	7,284,849	932,269	17,263,790

Period ended June 30, 2012
Opening net book value	10,034,144	-	8,023,877	985,065	19,043,086
Amortization charge	(987,472)	-	(739,028)	(52,796)	(1,779,342)
Net book value June 30, 2012	9,046,672	-	7,284,849	932,269	17,263,790

	Technology acquired [ELND005 (AZD-103)]	Patents	Compounds acquired (TT-301/302)	Licenses acquired (TT-401/402)	Total
	$	$	$	$	$
As at July 1, 2010
Cost	20,547,993	386,000	11,085,259	1,055,900	33,075,152
Accumulated amortization and impairment	(9,273,757)	(366,000)	(2,322,354)	(18,039)	(11,980,150)
Net book value	11,274,236	20,000	8,762,905	1,037,861	21,095,002
As at June 30, 2011
Cost	20,547,993	386,000	11,085,259	1,055,900	33,075,152
Accumulated amortization and impairment	(10,513,849)	(386,000)	(3,061,382)	(70,835)	(14,032,066)
Net book value June 30, 2011	10,034,144	-	8,023,877	985,065	19,043,086
Year ended June 30, 2011
Opening net book value	11,274,236	20,000	8,762,905	1,037,861	21,095,002
Amortization charge	(1,240,092)	(20,000)	(739,028)	(52,796)	(2,051,916)
Net book value June 30, 2011	10,034,144	-	8,023,877	985,065	19,043,086

The amortization and impairment charges of all intangible assets relates to the research and development efforts of the Company and has therefore been included in the “research and development” line in the consolidated statement of comprehensive loss.

Notes to the Audited Consolidated Financial Statements

June 30, 2012

(In Canadian Dollars)

8.	TRADE AND OTHER PAYABLES

Trade and other payables consist of the following:

	June 30, 2012	June 30, 2011	July 1, 2010
	$	$	$
Trade payables	-	5,840	-
Due to Elan	-	-	833,933
Accrued expenses	1,178,915	939,520	1,236,470
	1,178,915	945,360	2,090,403

9.	GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND005 (AZD-103), for the treatment of Alzheimer's disease.

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

During the comparative year ended June 30, 2011, the Company recognized revenue of $10,251,394 and related costs of $1,299.994.

10.	LICENSING AND COLLABORATION AGREEMENT WITH ELI LILLY AND COMPANY

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

Notes to the Audited Consolidated Financial Statements

June 30, 2012

(In Canadian Dollars)

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

11.	CONTINGENT CONSIDERATION PAYABLE

Under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of the ELND005 (AZD-103) product.

At July 1, 2010, upon adoption of IFRS, an amount of $3,081,500 was recognized as contingent consideration payable based on management’s estimates. During the years ended June 30, 2012 and June 30, 2011, no contingent consideration was paid. The change in the fair value for the year ended June 30, 2012 and June 30, 2011, was nil and $674,831 respectively.

Significant assumptions and the sensitivity of changes to these assumptions are discussed in Note 4.

12.	SHARE CAPITAL

[a]	Authorized

At June 30, 2012, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

[b]	Common shares issued and outstanding during the period

On November 22, 2011, the Company announced the closing of its private placement financing issuing 3,703,703 common shares at a price of US$1.35 per share, raising gross proceeds of $5,095,000 (US$5,000,000). The Company incurred total share issuance costs of $259,000, resulting in net cash proceeds of approximately $4,836,000.

At June 30, 2012, there were 26,921,302 common shares issued and outstanding.

[c]	Stock Options

			Weighted Average
			Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2011	1,549,101	3,179,327	5.57
Stock options issued [i]	744,000	-	2.10
Stock options expired [iii]	(215,222)	(1,113,837)	5.18
Stock options forfeited or cancelled [iv]	(127,960)	(214,000)	6.01
Stock based compensation expense	-	1,125,542	—
Stock options outstanding, June 30, 2012	1,949,919	2,977,032	4.10

Notes to the Audited Consolidated Financial Statements

June 30, 2012

(In Canadian Dollars)

			Weighted Average
			Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2010	2,070,127	9,228,319	10.80
Stock options issued [i]	792,000	—	3.28
Stock options expired [iii]	(245,321)	(1,208,532)	7.45
Stock options forfeited or cancelled [iii]	(1,067,705)	(5,831,674)	13.58
Stock based compensation expense	-	991,214	—
Stock options outstanding, June 30, 2011	1,549,101	3,179,327	5.57

[i]	The fair value of the stock options issued during the year ended June 30, 2012 was $1,091,648 [year ended June 30, 2011 - $1,868,700].

[ii]	During the years ended June 30, 2012 and 2011, no stock options were exercised.

[iii]	During the year ended June 30, 2012, 215,222 stock options expired unexercised. These stock options had a fair value of $1,113,837 which has been reclassified to contributed surplus. In the year ended June 30, 2011, 245,321 stock options expired unexercised. These expired stock options had a fair value of $1,208,532 which has been reclassified to contributed surplus.

[iv]	During the year ended June 30, 2012, 127,960 stock options were forfeited or cancelled, of which 34,195 were fully vested. The vested options had a fair value of $214,000 which has been reclassified to contributed surplus. In the year ended June 30, 2011, the Company’s management team voluntarily forfeited 1,060,555 options: 799,453 of these options were vested and the remaining 261,102 were unvested. These forfeited options had a fair value of $5,831,674. The unrecognized compensation expense at the date of forfeiture related to the 261,102 unvested options is included in the stock based compensation expense for the year ended June 30, 2011. During fiscal 2011 an additional 7,150 options were forfeited. These options had a fair value of $40,545 and were unvested at the date of forfeit.

[v]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at June 30, 2012 are $7,991,811 [June 30, 2011 - $8,621,765].

13.	STOCK-BASED COMPENSATION PLANS

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

Notes to the Audited Consolidated Financial Statements

June 30, 2012

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

All stock options granted under the Plan must be exercised within a maximum period of ten years following the grant date thereof. The maximum number of common shares that may be issued pursuant to stock options granted under the Plan shall not exceed 10% of the issued and outstanding common shares. As at June 30, 2012, there are 742,211 options available for issuance under the Plan. The maximum number of common shares that may be issued to any individual pursuant to stock options granted under the Plan will not exceed 5% of the outstanding common shares and the total number of common shares that may be issued to consultants pursuant to stock options granted under the Plan will not exceed 2% of the issued and outstanding common shares in any twelve month period. The vesting period is determined at the time of each option grant but must not exceed five years.

A summary of options outstanding as at June 30, 2012 under the plans are presented below:

	Outstanding			Exercisable
Range of exercise prices $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $
2.09-3.00	804,000	9.86	2.17	48,922	9.36	2.65
3.22-4.15	897,999	5.78	3.51	511,315	4.70	3.61
11.55-13.00	97,000	0.72	12.97	97,000	0.72	12.97
13.50-15.48	113,920	0.73	14.17	113,920	0.73	14.17
	1,949,919			811,277

Notes to the Audited Consolidated Financial Statements

June 30, 2012

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

For the year ended June 30, 2012, total stock based compensation expense was $1,125,542 [2011 - $991,214], split between general and administrative expense of $777,797 [2011 - $541,189] and research and development of $347,745 [2011 - $450,025].

The fair value of options granted during fiscal 2012 is $1,091,648 [2011 - $1,868,700]. The fair value of the options at the date of grant for the year ended June 30, 2012 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option life of 8 years [2011 - 4 years for options granted prior to December 7, 2010, 8 year life for options granted thereafter], volatility between 0.731 and 0.733 [2011 – between 0.778 and 0.840] risk free interest rate of 1.52% [2011 – between 2.29% and 2.95%] and a dividend yield of 0% [2011 - 0%].

The weighted average grant date fair value of options granted during the year ended June 30, 2012 was $1.47 [2011 - $2.36].

As at June 30, 2012 and 2011, total compensation cost related to non-vested awards not yet recognized is $1,372,169 and $2,132,284, respectively. The weighted average period over which it is expected to be recognized is 33 and 38 months respectively.

For fiscal 2012, the weighted average exercise price and the weighted average remaining contractual life of the outstanding stock options are $4.10 and 6.84 years [2011 - $5.57 and 5.2 years]. The weighted average exercise price and the weighted average remaining contractual life of the exercisable stock options are $6.19 and 3.82 years [2011 - $8.07 and 1.93 years].

The intrinsic value of options exercised during fiscal 2012 is nil [2011 - nil] and the intrinsic value of options granted for fiscal 2012 and 2011 is nil.

14.	INCOME TAXES

[a]          As at June 30, 2012, the Company has total Canadian non-capital losses of approximately $62,095,000 [2011- $54,200,000] available for carryforward. The non-capital losses will begin to expire as follows:

Notes to the Audited Consolidated Financial Statements

June 30, 2012

(In Canadian Dollars)

$

2014	2,513,000
2015	3,407,000
2026	4,547,000
2027	5,239,000
2028	4,470,000
2029	14,072,000
2030	14,525,000
2031	5,677,000
2032	7,645,000
62,095,000

As at June 30, 2012, the Company also has approximately $35,645,000 [2011 - $34,132,000] in Canadian scientific research and experimental development expenditures which can be carried forward indefinitely to reduce future years’ taxable income. During fiscal 2012 the Company recorded $299,142 [2011 - $284,281] of refundable provincial ITCs which was recorded as a reduction to research and development, net. The Company has approximately $7,973,000 [2011 - $7,720,000] in federal ITCs and $628,000 [2011 - $543,000] of non-refundable Ontario Research Development Tax Credits that can be carried forward for up to twenty years and used to reduce the Company’s taxes payable.

[b]          Significant components of the Company’s unrecognized deferred tax assets and deferred tax liabilities are as follows:

	2012	2011
	$	$
Deferred tax assets not recognized
Capital and intangible assets	2,076,426	1,910,797
Non-capital loss carryforwards	13,735,146	10,453,489
Canadian scientific research and experimental
development expenditures	9,445,807	8,533,047
Investment tax credits	7,024,663	6,929,000
Contingent consideration payable	995,428	939,083
Financing and share issuance costs	60,282	59,910
Loss on disposal of SCT shares	33,681	33,681
Total deferred tax assets not recognized	33,371,433	28,859,007

Deferred tax assets and liabilities
Intangible assets	(2,737,721)	(3,085,405)
Leasehold inducement	(9,088)	(11,432)
Non-capital loss carryforwards	2,746,809	3,096,837
Net deferred tax liability	—	—

[c]          The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery is as follows:

F-29

	2012	2011
	$	$
Tax recovery at combined federal and provincial rates of 27.25% (2011 – 29.25%)	(3,343,532)	(1,664,212)
Non-deductible permanent differences:
Stock-based compensation	306,710	726,262
Other permanent and non-deductible items	5,151	10,705
Change in future tax rates	(1,220,582)	-
Deferred tax assets (recognized) not recognized for accounting	4,252,253	927,245
	-	-

15.	EXPENSES BY NATURE

	2012	2011
	$	$
Research and development
Clinical trials and manufacturing	4,448,928	3,934,091
Amortization	1,810,101	2,075,147
Salaries and benefits	1,495,214	1,977,344
Stock compensation expense	347,745	450,025
Facility lease costs and utilities	208,083	142,062
Insurance	92,189	89,202
General laboratory supplies and materials	95,607	110,385
Ontario investment tax credits	(299,142)	(284,281)
	8,198,725	8,493,975

Selling, general and administrative expenses
Salaries and benefits	1,819,449	2,220,119
Professional fees and services	693,209	857,070
Insurance	267,208	441,400
Stock compensation expense	777,797	541,189
Facility lease costs and utilities	178,959	414,675
Business development, corporate communication and investor relations	383,287	296,751
Regulatory and stock transfer fees	84,162	136,159
Office and related expenses	178,814	269,223
Amortization	24,395	31,731
	4,407,280	5,208,317

Cost of sales are amounts paid to Elan in respect of the Company’s share of the development costs incurred in the period.

16.	EARNINGS (LOSS) PER SHARE

Basic and diluted loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year. The outstanding options to purchase common shares of 1,949,919 [June 30, 2011 – 1,549,101] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive due to the losses incurred in the period. For the year ended June 30, 2012 and 2011, 79,908 contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

Notes to the Audited Consolidated Financial Statements

June 30, 2012

(In Canadian Dollars)

	2012	2011
Loss attributable to equity holders of the Company	$(12,269,845)	$(5,689,613)

Weighted average number of common shares outstanding	25,384,199	23,137,691

17.	CONTINGENCIES AND COMMITMENTS

[a]          As at June 30, 2012, the Company is committed to aggregate expenditures of $4,000 [2011 -$9,000] under its collaboration agreements. In addition, at June 30, 2012, the Company is committed to aggregate expenditures of approximately $2,654,000 [2011 - $1,231,000] for clinical and toxicity studies to be completed during fiscal 2013, approximately $711,000 [2011 - $598,000] for manufacturing agreements and approximately $8,000 for consulting and other agreements [2011 – $128,000].

[b]          The Company leases premises under an operating lease which originally expired on June 30, 2011 but the Company has elected to extend to 2015. In addition, the Company leases photocopiers under operating leases that expire on various dates to March, 2012. Future minimum annual lease payments under these operating leases, in aggregate and over the next five years are as follows:

$

2013	171,654
2014	158,666
2015	131,763
2016	-
2017	-
462,083

During the year, the rental expense for the various premises under operating leases was $384,115 [2011 - $550,314].

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

In addition, under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of ELND005 (AZD-103) product.

Notes to the Audited Consolidated Financial Statements

June 30, 2012

(In Canadian Dollars)

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

18.	CHANGE IN WORKING CAPITAL

The change in working capital consists of the following:

	2012	2011
	$	$
Trade and other receivables	111,819	(29,976)
Investment tax credits receivable	126,673	(162,311)
Prepaid expenses and deposits	434,714	(201,782)
Trade and other payables	233,555	(1,145,043)
	906,761	(1,539,112)

19.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management includes the Company’s directors, and members of the senior management team. The compensation paid or payable to key management for employee services is show below:

	2012	2011
	$	$
Salaries and other short-term employee benefits	1,391,281	1,803,520
Termination benefits	286,761	-
Stock-compensation expenses	1,018,174	889,070
	2,696,216	2,692,590

In June, 2011, the Company entered into a consulting agreement with P&S Global Ventures (“P&S”), a company that is controlled by a Director of the Company. Total fees and disbursements charged by P&S during the year ended June 30, 2012 were $72,523 and are included in general and administrative expenses (June 30, 2011 - $24,195). The balance owing at June 30, 2012 is nil.

During fiscal 2012, the Company paid legal fees to a law firm where the Company’s Secretary is a partner and to a corporation controlled by the Company’s Secretary. Total fees and disbursements charged to the Company by these companies was $3,783 [2011 – nil] and are included in general and administrative expenses. The balance owing at June 30, 2012 is $658.00 and 2011 is nil.

These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year ended June 30, 2012, the President and Chief Financial Officer left the Company, which resulted in a termination payment of $286,761 in the second quarter of fiscal 2012.

Notes to the Audited Consolidated Financial Statements

June 30, 2012

(In Canadian Dollars)

20.	GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

21.	SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. All revenues recognized during the comparative year ended June 30, 2011 are from one partner, Elan Pharma International Limited, a company based in Ireland.

22.	SUBSEQUENT EVENT

On August 30, 2012, the Company announced that its licensing partner Elan has commenced a Phase 2 study of oral ELND005 (AZD-103) as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder. Under the terms of the amended agreement with Elan, dosing of the first patient in another clinical trial of ELND005 (AZD-103) triggers the milestone payment of a US$11 million. The Company expects to receive the US$11million during the three-month period ending September 30, 2012 and the amount will be recognized as revenue upon receipt.

