Form 20-F
period 2013-06-30
Transition Therapeutics Inc.
filed 2013-09-11
CIK 1399250

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[Mark One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

	For the fiscal year ended: June 30, 2013	Commission File Number: 001-33514

TRANSITION THERAPEUTICS INC.
(Exact name of Registrant as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

101 College Street, Suite 220
Toronto, Ontario, Canada
M5G 1L7
(416) 260-7770
(Address and telephone number of Registrant’s principal executive offices)

Nicole Rusaw
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of June 30, 2013: 26,930,634 shares of Common Shares were outstanding.

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

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Exchange Rate Data

The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in United States dollars and the average of such exchange rates on the last day of each month during such period, based on the inverse of the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The source of the exchange rate data is: (i) with respect to periods ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this Annual Report may vary.

	Exchange Rate
	High	Average (1)	Low
	(US$ per CAD$1.00)
Last Five Fiscal Years
Fiscal Year Ended June 30, 2009	0.9985	0.8589	0.7695
Fiscal Year Ended June 30, 2010	1.0040	0.9433	0.8584
Fiscal Year Ended June 30, 2011	1.0542	1.0013	0.9392
Fiscal Year Ended June 30, 2012	1.0584	0.9977	0.9430
Fiscal Year Ended June 30, 2013
Last Six Months
March 2013	0.9847		0.9696
April 2013	0.9929		0.9737
May 2013	0.9977		0.9680
June 2013	0.9833		0.9495
July 2013	0.9986		0.9790
August 2013	1.0085		0.9843
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

Forward-looking statements in this annual report include, but are not limited to, statements with respect to: the clinical study phases of the Company’s product candidates which the Company expects to complete in fiscal 2014 and beyond; the ability of the Company’s business model to maximize shareholder returns; the potential for ELND005 to slow the progression of Alzheimer’s disease and improve symptoms; the potential for ELND005 to be an adjunctive maintenance treatment in patients with Bipolar Disorder; the potential for ELND005 to be effective for the treatment of agitation and or aggression in patients with Alzheimer’s disease; the potential for ELND005 to be effective for the treatment of Down Syndrome;the timing and manner of future clinical development of ELND005 performed by Elan Pharma International Limited (“Elan”) or its successors; the global population size of those affected by Alzheimer’s disease; the demand for a product that can slow or reverse the progression of Alzheimer’s disease; the demand for a product that can reduce the emergence of neuropsychiatric symptoms like depression, anxiety and agitation in Alzheimer’s disease; the demand for a product that can reduce the occurrence of mood episodes in patients with Bipolar Disorder; the potential clinical benefit of ELND005 in the treatment of bipolar disorder or other disease indications; the development of TT-401 and the series of preclinical compounds in-licensed from Eli Lilly and Company (“Lilly”) and their potential benefit in type 2 diabetes patients; the timing and manner of future clinical development of TT-401 performed by Lilly; the potential clinical development of TT-601 for the treatment of osteoarthritis pain; the engagement of third party manufacturers to produce the Company’s drug substances and products; the intention of the Company to make collaborative arrangements for the marketing and distribution of its products and the impact of human capital on the growth and success of the Company.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following information should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended June 30, 2013 and the related notes, which are prepared in accordance with IFRS. The selection of financial information includes financial information derived from the annual audited consolidated financial statements.

The following table is a summary of selected audited consolidated financial information of the Corporation for each of the three most recently completed financial years. The information presented is presented in accordance with IFRS:

	June 30, 2013	June 30, 2012	June 30, 2011
Revenue	$17,933,500	$—	$10,251,394
Net income (loss) (1)	23,297	(12,269,846)	(5,689,613)
Basic and diluted net income ( loss) per share	0.00	(0.48)	(0.25)
Total assets	37,807,955	37,093,030	43,179,488
Total long-term liabilities	1,457,821	1,469,253	1,480,685
Shareholders’ equity	33,154,612	32,123,489	38,432,070
Common shares outstanding	26,930,634	26,921,302	23,217,599
Cash dividends declared per share	—	—	—

Notes:

(1)	Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

The following table is a summary of selected audited consolidated financial information of the Corporation for the fiscal years ended June 30, 2010 and June 30, 2009 . The information presented is presented in accordance with Canadian Generally Accepted Accounting Principles or Canadian GAAP:

	June 30, 2010	June 30, 2009
Revenue	$4,503,892	$2,513,108
Net loss (1)	$(19,308,910)	$(22,374,491)
Basic and diluted net loss per common share	$(0.83)	$(0.97)
Total assets	$49,659,526	$72,819,261
Total long-term liabilities (2)	$57,160	$68,592
Shareholders’ equity	$26,792,213	$43,901,643
Common shares outstanding	23,217,599	23,215,160
Cash dividends declared per share	$—	$—

Notes:

(1)	Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.
(2)	Total long-term liabilities exclude deferred revenue, a non-financial liability.

The following table is a summary of selected audited consolidated financial information of the Corporation for the fiscal years ended June 30, 2010 and June 30, 2009. The information presented is presented in accordance with United States Generally Accepted Accounting Principles or U.S. GAAP:

	June 30, 2010	June 30, 2009
Net loss (1)	(17,123,358)	$(20,838,254)
Basic and diluted net loss per common share	$(0.74)	$(0.90)

Notes:

(1)	Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

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

We will require significant additional financing and we may not have access to sufficient capital.

We anticipate that we will need additional financing in the future to fund our ongoing research and development programs and for general corporate requirements. We may choose to seek additional funding through public or private offerings, corporate collaborations or partnership arrangements. The amount of financing required will depend on many factors including our financial requirements to fund our research and clinical trials, and our ability to secure partnerships and achieve partnership milestones as well as to fund other working capital requirements. Our ability to access the capital markets or to enlist partners is mainly dependent on the progress of our research and development and regulatory approval of our products. There is no assurance that additional funding will be available on acceptable terms, if at all.

We have a history of losses, and it has not generated any product revenue to date. We may never achieve or maintain profitability.

Since inception, we have incurred significant losses each year and expect to incur significant operating losses as we continue product research and development and clinical trials. There is no assurance that the we will ever successfully commercialize or achieve revenues from sales of our therapeutic products if they are successfully developed or that profitability will ever be achieved or maintained. Even if profitability is achieved, we may not be able to sustain or increase profitability.

We are an early stage development company in an uncertain industry.

We are at an early stage of development. Preclinical and clinical trial work must be completed before our products could be ready for use within the markets we have identified. We may fail to develop any products, to obtain regulatory approvals, to enter clinical trials or to commercialize any products. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals or be capable of being manufactured at a reasonable cost. If our products are approved for sale, there can be no assurance that the products will gain market acceptance among consumers, physicians, patients and others in the medical community. A failure to gain market acceptance may adversely affect our revenues.

We are subject to a strict regulatory environment.

None of our product candidates have received regulatory approval for commercial sale.

Numerous statutes and regulations govern human testing and the manufacture and sale of human therapeutic products in Canada, the United States and other countries where we intend to market our products. Such legislation and regulation bears upon, among other things, the approval of protocols and human testing, the approval of manufacturing facilities, testing procedures and controlled research, review and approval of manufacturing, preclinical and clinical data prior to marketing approval including adherence to Good Manufacturing Practices (“GMP”) during production and storage as well as regulation of marketing activities including advertising and labelling.

The completion of the clinical testing of our product candidates and the obtaining of required approvals are expected to take years and require the expenditure of substantial resources. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by us or by regulatory authorities if it is determined at any time that patients may be or are being exposed to unacceptable health risks, including the risk of death, or that compounds are not manufactured under acceptable GMP conditions or with acceptable quality. Any failure or delay in obtaining regulatory approvals would adversely affect our ability to utilize our technology thereby adversely affecting operations. No assurance can be given that our product candidates or lead compounds will prove to be safe and effective in clinical trials or that they will receive the requisite protocol approval or regulatory approval. Furthermore, no assurance can be given that current regulations relating to regulatory approval will not change or become more stringent. There are no assurances we can scale-up, formulate or manufacture any compound in sufficient quantities with acceptable specifications for the regulatory agencies to grant approval or not require additional changes or additional trials be performed. The agencies may also require additional trials be run in order to provide additional information regarding the safety, efficacy or equivalency of any compound for which we seek regulatory approval. Similar restrictions are imposed in foreign markets other than the United States and Canada. Investors should be aware of the risks, problems, delays, expenses and difficulties which may be encountered by us in light of the extensive regulatory environment in which our business operates.

Even if a product candidate is approved by the FDA or any other regulatory authority, we may not obtain approval for an indication whose market is large enough to recoup our investment in that product candidate. We may never obtain the required regulatory approvals for any of our product candidates.

We are faced with uncertainties related to our research.

Our research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results. In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints. Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development. It is not possible to predict, based upon studies in in-vitro models and in animals, whether any of the compounds made for these programs will prove to be safe, effective, and suitable for human use. Each compound will require additional research and development, scale-up, formulation and extensive clinical testing in humans. Development of these compounds will require investigations into the mechanism of action of the molecules as these are not fully understood. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or to the lead compound or product candidate being tested. The discovery of unexpected toxicities, lack of sufficient efficacy, poor physiochemical properties, unacceptable ADME (absorption, distribution, metabolism and excretion) and DMPK (drug metabolism and pharmacokinetics), pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make our targets, lead compounds or product candidates unattractive or unsuitable for human use, and we may abandon our commitment to that program, target, lead compound or product candidate. In addition, preliminary results seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials.

If difficulties are encountered enrolling patients in our clinical trials, our trials could be delayed or otherwise adversely affected.

Clinical trials for our product candidates require that we identify and enrol a large number of patients with the disorder under investigation. We may not be able to enrol a sufficient number of patients to complete our clinical trials in a timely manner. Patient enrolment is a function of many factors including, but not limited to, design of the study protocol, size of the patient population, eligibility criteria for the study, the perceived risks and benefits of the therapy under study, the patient referral practices of physicians and the availability of clinical trial sites. If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

Even if regulatory approvals are obtained for the our product candidates, we will be subject to ongoing government regulation.

Even if regulatory authorities approve any of our human therapeutic product candidates, the manufacture, marketing and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation may be expensive and consume substantial financial and management resources. If we, or any future marketing collaborators or contract manufacturers, fail to comply with applicable regulatory requirements, we may be subject to sanctions including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawal of regulatory approvals and criminal prosecution. Any of these sanctions could delay or prevent the promotion, marketing or sale of our products.

We may not achieve our projected development goals in the time frames announced and expected.

We set goals for and make public statements regarding the timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products.

There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned. If we fail to achieve one or more of these milestones as planned, the price of our Common Shares would likely decline.

If we fail to obtain acceptable prices or adequate reimbursement for our human therapeutic products, our ability to generate revenues will be diminished.

Our ability to successfully commercialize our human therapeutic products will depend significantly on our ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as government and private insurance plans. While the we have not commenced discussions with any such parties, these third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. Our human therapeutic products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow us to sell our products on a competitive basis. We may not be able to negotiate favourable reimbursement rates for our human therapeutic products.

In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit our commercial opportunity and reduce any associated revenue and profits. We expect proposals to implement similar government control to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that we or any current or potential collaborators could receive for any of our human therapeutic products and could adversely affect our profitability. In addition, in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.

If we fail to obtain acceptable prices or an adequate level of reimbursement for our products, the sales of our products would be adversely affected or there may be no commercially viable market for our products.

We may not obtain adequate protection for our products through our intellectual property.

Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks and other intellectual property rights. The patent positions of pharmaceutical and biopharmaceutical firms, including us, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to us may not provide us with any competitive advantage. Our patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. In addition, it is possible that third parties with products that are very similar to our products will circumvent our patents by means of alternate designs or processes. We may have to rely on method of use protection for our compounds in development and any resulting products, which may not confer the same protection as compounds per se. We may be required to disclaim part of the term of certain patents. There may be prior applications of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior applications which are not viewed by us as affecting the validity or enforceability of a claim, but which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or product would be found by a court to infringe our patents. Applications for patents and trademarks in Canada, the United States and in foreign markets have been filed and are being actively pursued by us. Pending patent applications may not result in the issuance of patents, and we may not develop additional proprietary products which are patentable.

Patent applications relating to or affecting our business have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with our technologies, patents or patent applications, and such conflict could reduce the scope of patent protection which we could otherwise obtain. We could become involved in interference proceedings in the United States in connection with one or more of our patents or patent applications to determine priority of invention. Our granted patents could also be challenged and revoked in opposition proceedings in certain countries outside the United States.

In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We generally requires our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to those of the Corporation or otherwise gain access to our trade secrets.

We currently have the right to use certain technology under license agreements with third parties. Our failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause the Corporation to terminate the related development program and cause a complete loss of our investment in that program.

As a result of the foregoing factors, we may not be able to rely on our intellectual property to protect our products in the marketplace.

We may infringe the intellectual property rights of others.

Our commercial success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which we are not aware that our products infringe or patents that we believe do not infringe but that may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which the we are unaware that may later result in issued patents that our products infringe.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We are aware of, and have reviewed, third party patents relating to the treatment of Alzheimer’s disease, diabetes, and other relevant indication areas. In the event of infringement or violation of another party’s patent, we may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of the products.

Patent litigation is costly and time consuming and may subject us to liabilities.

Our involvement in any patent litigation, interference, opposition or other administrative proceedings will likely cause us to incur substantial expenses, and the efforts of our technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject us to significant liabilities.

We operate in a fiercely competitive business environment.

The biopharmaceutical industry is highly competitive. Competition comes from health care companies, pharmaceutical companies, large and small biotech companies, specialty pharmaceutical companies, universities, government agencies and other public and private companies. Research and development by others may render our technology or products non-competitive or obsolete or may result in the production of treatments or cures superior to any therapy we are developing or will develop. In addition, failure, unacceptable toxicity, lack of sales or disappointing sales or other issues regarding competitors’ products or processes could have a material adverse effect on our product candidates, including our clinical candidates or our lead compounds.

The market price of our Common Shares may experience a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally, and the short-term effect of a number of possible events.

We are a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for our Common Shares may experience a high level of volatility. Numerous factors, including many over which we have no control, may have a significant impact on the market price of Common Shares including, among other things, (i) clinical and regulatory developments regarding our products and product candidates and those of our competitors, (ii) arrangements or strategic partnerships by us, (iii) other announcements by us or our competitors regarding technological, product development, sales or other matters, (iv) patent or other intellectual property achievements or adverse developments, (v) arrivals or departures of key personnel; (vi) government regulatory action affecting our product candidates in the United States, Canada and foreign countries, (vii) actual or anticipated fluctuations in our revenues or expenses, (viii) general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors, (ix) reports of securities analysts regarding our expected performance, and (x) events related to threatened, new or existing litigation. Listing on NASDAQ and the TSX may increase share price volatility due to various factors including, (i) different ability to buy or sell our Common Shares, (ii) different market conditions in different capital markets; and (iii) different trading volume.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of Common Shares, regardless of our operating performance. In addition, sales of substantial amounts of Common Shares in the public market after any offering, or the perception that those sales may occur, could cause the market price of Common Shares to decline.

Furthermore, shareholders may initiate securities class action lawsuits if the market price of the our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

We are highly dependent on third parties.

We are or may in the future be dependent on third parties for certain raw materials, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of our potential products. Although the Corporation does not anticipate any difficulty in obtaining any such materials and services, no assurance can be given that we will be able to obtain such materials and services.

We are subject to intense competition for skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair our ability to conduct our operations.

We are highly dependent on our management and our clinical, regulatory and scientific staff, the loss of whose services might adversely impact our ability to achieve our objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to our success. Competition for skilled personnel is intense, and our ability to attract and retain qualified personnel may be affected by such competition.

Our business involves the use of hazardous materials which requires us to comply with environmental regulation.

Our discovery and development processes involve the controlled use of hazardous materials. We are subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources. We may not be adequately insured against this type of liability. We may be required to incur significant costs to comply with environmental laws and regulations in the future, and our operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.

Legislative actions, potential new accounting pronouncements and higher insurance costs are likely to impact our future financial position or results of operations.

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

Health care reform and controls on health care spending may limit the price we can charge for any products and the amounts thereof that we can sell. In particular, in the United States, the federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided. Potential approaches and changes in recent years include controls on health care spending and the creation of large purchasing groups. In the future, the U.S. government may institute further controls and different reimbursement schemes and limits on Medicare and Medicaid spending or reimbursement. These controls, reimbursement schemes and limits might affect the payments we could collect from sales of any of our products in the United States. Uncertainties regarding future health care reform and private market practices could adversely affect our ability to sell any products profitably in the United States. Election of new or different political or government officials in large market countries could lead to dramatic changes in pricing, regulatory approval legislation and reimbursement which could have material impact on product approvals and commercialization.

We face an unproven market for our future products.

We believe that there will be many different applications for products successfully derived from our technologies and that the anticipated market for products under development will continue to expand. No assurance, however, can be given that these beliefs will prove to be correct due to competition from existing or new products and the yet to be established commercial viability of our products. Physicians, patients, formularies, third party payers or the medical community in general may not accept or utilize any products that we or our collaborative partners may develop.

We may be faced with future lawsuits related to secondary market liability.

Securities legislation in Canada has changed to make it easier for shareholders to sue. These changes could lead to frivolous law suits which could take substantial time, money, resources and attention or force us to settle such claims rather than seek adequate judicial remedy or dismissal of such claims.

We may encounter unforeseen emergency situations and information technology breaches.

Despite the implementation of security measures, any of our, our collaborators’ or our third party service providers’ internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Any resulting system failure, accident or security breach could result in a material disruption of our operations. Likewise, data privacy or security breaches by employees and others with permitted access to our systems, including in some cases third-party service providers to which we may outsource certain business functions, may pose a risk that sensitive data, including intellectual property or personal information, may be exposed to unauthorized persons or to the public. While we have invested in the protection of data and information technology, there can be no assurance that our efforts will prevent service interruptions, or identify breaches in our systems, that could adversely affect our business and/or result in the loss of critical or sensitive information, which could result in financial, legal, business or reputational harm to us.

Our technologies may become obsolete.

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the our technologies obsolete, less competitive or less marketable.

Our product candidates may cause undesirable serious adverse events during clinical trials that could delay or prevent their regulatory authorization, approval or other permission to conduct further testing or commence commercialization.

Our product candidates in clinical development, including ELND005, can potentially cause adverse events. Most recently, together with our collaborator, Elan, we completed a Phase II study that evaluated three dose groups of ELND005 and a placebo group in mild to moderate Alzheimer’s disease patients. The study included four treatment arms: placebo, 250mg bid, 1000mg bid and 2000mg bid. The two high dose ELND005 groups were electively discontinued in 2009 by the companies due to an observed imbalance of serious adverse events, including deaths. No causal relationship could be determined between these higher doses and the events.

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

There is a risk that we will be classified as a PFIC for U.S. federal income tax purposes. Our status as a PFIC could result in a reduction in the after-tax return to U.S. Holders of our Common Shares and may cause a reduction in the value of such shares. We will be classified as a PFIC for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the average value of all of our assets produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, and royalties and rents that are not derived in the active conduct of a trade or business, as well as gains from the sale of assets that produce passive income. Based on the composition of our income and valuation of our assets, we do not believe we were a PFIC for the taxable year ended June 30, 2013. However, there is no assurance that we will not be classified as a PFIC in subsequent taxable years. If we are classified as a PFIC, U.S. Holders of our common shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply. Subject to certain exceptions, once a U.S. Holder’s shares are treated as shares in a PFIC, they remain shares in a PFIC. Dividends received by a U.S. Holder from a PFIC will not constitute qualified dividend income qualifying for lower tax rates. The PFIC rules are complex and U.S. Holders of our common shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules to them in their particular circumstances. See Item 8.E.—“Taxation—United States Federal Income Taxation.”

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

The Corporation’s principal and registered office is located at 101 College Street, Suite 220, Toronto, Ontario, Canada, M5G 1L7, and its telephone number is (416) 260-7770. The Corporation’s agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, NY 10011.

Intercorporate Relationships

The Corporation has one wholly-owned material subsidiary: Waratah Pharmaceuticals Inc. (“Waratah”), which is incorporated under the Canada Business Corporations Act.

The chart below illustrates the corporate structure:

Waratah’s principal business activity is to develop and commercialize its ELND005 compound for the treatment of Alzheimer’s disease and bipolar disorder and the type 2 diabetes drug candidate TT-401 licensed from Lilly in March 2010.

General Development of the Business

Three Year History

On August 9, 2010, Elan and the Corporation announced topline summary results of a Phase II study and plans for Phase III for ELND005. The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ACL) however; the study did identify a dose with acceptable safety and tolerability. The dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 into Phase III studies.

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

On December 27, 2010, the Corporation announced the modification of the ELND005 collaboration agreement between Elan and the Corporation. Under the terms of the modification, in lieu of a contractually required Phase III milestone payment, the Corporation received from Elan a payment of US$9 million at the time of signing and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 clinical trial. The Corporation also will be eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialization. As the agreement is now a royalty arrangement, the Corporation will no longer fund the development or commercialization of ELND005 and has relinquished its 30% ownership of ELND005 to Elan.

On July 15, 2011, the Corporation announced that ELND005 Phase II clinical trial data would be presented at the International Conference of Alzheimer's Disease (ICAD) meeting on July 18, 2011.

On September 27, 2011, the Corporation announced that Phase II clinical study data of ELND005 in mild to moderate Alzheimer’s disease was published in the peer-reviewed journal, Neurology. The Neurology article was entitled “A Phase II randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer’s disease”. In addition, the embargo on the ELND005 Phase II data previously presented at the International Conference on Alzheimer’s Disease (ICAD) in July 2011 was lifted.

In the overall population (mild and moderate AD), the treatment effects on the primary endpoints NTB and ADCS-ADL were not significant. In the pre-specified analyses of the Mild AD group (MMSE 23-26), there were encouraging trends on cognition (NTB: p=0.007 in compliant patients who completed the study). The positive NTB trends were observed on both memory and function. In the Mild AD group, both the ADCS-ADL and CDR-SB effects of ELND005, though not significant, showed a consistent and favourable separation over the 18 months, where the active group showed at least 30% less decline than placebo. These trends were consistent throughout both the modified intent to treat and the compliant completer patient (or per protocol) populations. The ADAS-Cog treatment difference was not significant but directionally opposite to the other cognitive (NTB) and functional/global (ADCS-ADL and CDR-SB) endpoints in the study and was largely driven by a minimal decline in the placebo group over the 18 months. The Moderate AD group (MMSE 16-22, inclusive) and ApoE4 carriers and non-carriers showed no consistent positive or negative trends.

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

In the cerebrospinal fluid (“CSF”) subset at 78 weeks, ELND005 treatment resulted in a significant reduction of CSF Aβ42 (~27%), and a numerical reduction of tau which is potential evidence of target engagement. In the overall population, the increase in ventricular volume as measured by MRI was greater in the 250mg group compared to placebo, this difference though statistically significant was small (approximately 3cc). Whole brain volume treatment differences were not significant.

On November 22, 2011, the Corporation announced a US$5 million private placement. Under the non-brokered private placement, the Corporation issued 3,703,703 common shares at a price of US$1.35 for gross proceeds of approximately US$5,000,000.

On November 29, 2011, Elan provided an update on the development of ELND005. Elan reported that Lonza Group AG had contracted to supply future active pharmaceutical ingredient. In addition, four oral presentations were presented at the 4th Annual Conference on Clinical Trials on Alzheimer’s Disease (“CTAD”) focusing on ELND005 treatment effects at earlier stages of AD and the use of validated “composite” cognitive endpoints. Elan also noted that ELND005’s role in reducing neuropsychiatric symptoms in AD was highlighted at the CTAD meeting, and that ELND005 may have applications in additional psychiatric indications such as bipolar disorder. Elan’s goal is to initiate a proof of concept, Phase II study in bipolar disorder following the completion of discussions with therapeutic experts and regulators. Elan has recently stated that the proof-of-concept study for bipolar disorder is expected to start either late second quarter or during the third quarter of calendar 2012. Elan indicated that it will continue to seek advice as it advances the ELND005 program in Alzheimer's disease.

On December 9, 2011, the Corporation announced the departure of Mr. Elie Farah, the Corporation’s President and Chief Financial Officer.

On December 12, 2011, the Corporation announced the appointment of Ms. Nicole Rusaw, as Chief Financial Officer of the Corporation.

On December 12, 2011, the Corporation announced that the first patient was dosed in a Phase I clinical study of type 2 diabetes drug candidate, TT-401. TT-401 is a once-weekly administered peptide being studied for its potential to lower blood glucose levels in patients with type 2 diabetes and accompanying obesity.

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

On June 18, 2012, the Corporation announced the results of the Phase I clinical study of type 2 diabetes drug candidate, TT-401. The Phase I, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT-401. TT-401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT-401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing. As the study results met expectations, the Corporation and its development partner Lilly have jointly decided that the next development step will be a multiple ascending dose study of TT-401 in obese subjects with type 2 diabetes.

On August 30, 2012, the Corporation announced that its licensing partner Elan had dosed the first patient in a Phase II clinical study of ELND005 in bipolar disorder. The studywas a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder to delay the time to occurrence of mood episodes. As the first patient was dosed in the study, the Corporation received a milestone payment of US$11million from Elan.

On November 28, 2012, Transition announced that their licensing partner Elan had enrolled the first patient in a Phase II study of ELND005 for the treatment of agitation/aggression in patients with moderate to severe Alzheimer's disease.

On April 30, 2013, Transition announced the results of a five-week proof of concept clinical study of TT-401 in type 2 diabetic and obese non-diabetic subjects. In the study, TT-401, a once-weekly administered peptide, demonstrated significant improvements in glycemic control and reductions in body weight.

On June 17, 2013, Transition announced that Lilly exercised its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT-401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment.

Recent Developments

On July 17, 2013, Transition announced that the US Food and Drug Administration (“FDA”) has granted Fast Track Designation to the development program for ELND005 which was submitted for the treatment of Neuropsychiatric Symptoms (“NPS”) in Alzheimer's disease (“AD”). The FDA concluded that the development program for ELND005 for the treatment of NPS in AD meets its criteria for Fast Track Designation. Transition's licensing partner, Elan Corporation, plc, is responsible for all development and commercialization activities and costs of ELND005.

On July 23, 2013, Transition announced the exclusive licensing of worldwide rights to a novel small molecule transcriptional regulator ("TT-601") from Lilly for the treatment of osteoarthritis ("OA") pain. TT-601 is a potent and selective ligand for a novel nuclear receptor target. Modulating the activity of this novel target in patients with osteoarthritis may provide pain relief to a large segment of OA patients who do not have adequate response to therapy with NSAIDs (non-steroidal anti-inflammatory drugs). TT-601 has completed preclinical development to date and Transition anticipates can enter the clinic in the first half of calendar 2014.

On August 15, 2013, the Corporation announced the closing of its private placement financing issuing 2,625,300 units of the Corporation to existing shareholders, board members and management at a price of US$4.19 per share, raising gross proceeds of US$11.0 million. Each unit consists of (i) one common share, (ii) 0.325 Common Share purchase warrant with a purchase price of US$4.60 per whole warrant and (iii) 0.4 Common Share purchase warrant with a purchase price of US$6.50 per whole warrant. Each whole warrant will entitle the holder, within two years of the closing date, to purchase one additional common share in the capital of the Corporation. If and when all of the warrants are exercised, the Corporation may realize up to an additional US$10.7 million in proceeds.

On September 4, 2013, Transition announced the first patient was dosed in a Phase 2a study of ELND005 in Down Syndrome. Study ELND005-DS201 will evaluate the safety and pharmacokinetics of two doses of ELND005 and placebo in young adults with Down syndrome without dementia, and will also include select cognitive and behavioural measures.

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

Technology

The Corporation’s technologies in development are as follows: (i) ELND005 for the treatment of Alzheimer’s disease, bipolar disorder and Down Syndrome; (ii) TT401/402 for the treatment of diabetes; and (iii) TT-601 for the treatment of osteoarthritic pain.

ELND005 Technology

The Corporation is developing disease-modifying small molecule therapeutics that act by preventing the formation of and breaking down amyloid beta peptide aggregates. The accumulation of amyloid beta has been connected to several diseases including Alzheimer’s disease, AA Amyloidosis and others.

ELND005, scyllo-inositol, is an orally bioavailable small molecule that is being investigated for multiple neuropsychiatric indications on the basis of its proposed dual mechanism of action, which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels. An extensive clinical program of Phase I and Phase II studies have been completed with ELND005 to support clinical development. The Phase II study (ELND005-AD201) which evaluated ELND005 in more than 350 mild to moderate AD patients was published in the peer-reviewed journal, Neurology. The Neurology article was entitled “A Phase II randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer’s disease”.

In November, 2011, Elan provided an update on the development of ELND005. Elan reported that Lonza Group AG had been contracted to supply future active pharmaceutical ingredient. In addition, four oral presentations were presented at the 4th Annual Conference on CTAD focusing on ELND005 treatment effects at earlier stages of AD and the use of validated “composite” cognitive endpoints. Elan also noted that ELND005’s role in reducing neuropsychiatric symptoms in AD was highlighted at the CTAD meeting, and that ELND005 may have applications in additional psychiatric indications such as bipolar disorder.

In November, 2012, Elan enrolled the first patient in a Phase II study of ELND005 for the treatment of agitation/aggression in patients with moderate to severe Alzheimer's disease.

On July 17, 2013, the US Food and Drug Administration granted Fast Track Designation to the development program for ELND005 which was submitted for the treatment of Neuropsychiatric Symptoms in Alzheimer's disease. The FDA concluded that the development program for ELND005 for the treatment of NPS in AD meets its criteria for Fast Track Designation. Transition's licensing partner, Elan Corporation, plc, is responsible for all development and commercialization activities and costs of ELND005.

On September 4, 2013, Transition announced the first patient was dosed in a Phase 2a study of ELND005 in Down Syndrome. Study ELND005-DS201 will evaluate the safety and pharmacokinetics of two doses of ELND005 and placebo in young adults with Down Syndrome without dementia, and will also include select cognitive and behavioral measures.

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

Current FDA approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs are known to stop the underlying degeneration of brain cells.  With no approved therapies for neuropsychiatric symptoms of Alzheimer’s disease, certain drugs approved to treat other illnesses are may sometimes help with the emotional and behavioural symptoms of Alzheimer’s disease.

Neuropsychiatric symptoms associated with Alzheimer’s disease are a significant problem for Alzheimer’s disease patients and their caregivers.  Approximately 90% of Alzheimer’s disease patients develop neuropsychiatric symptoms, and up to 60% develop agitation/aggression over the course of their disease. Agitation/aggression are among the most disruptive neuropsychiatric symptoms in Alzheimer’s disease and are associated with increased morbidity and caregiver burden.  With an aging population, there is a great need for new therapies that can effectively reduce or delay the neuropsychiatric symptoms associated with Alzheimer’s disease.

ELND005 for Bipolar Disorder

On August 30, 2012, the Corporation announced that their licensing partner Elan had dosed the first patient in a Phase IIclinical study of ELND005 in bipolar disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, the Corporation received a milestone payment of US$11million from Elan during the year ended June 30, 2013.

The Product

The Phase II study in mild to moderate AD patients provided the first clinical evidence of the neuropsychiatric effects of ELND005. In the study, ELND005 treatment resulted in a statistically significant reduction in the emergence of neuropsychiatric symptoms. These changes were particularly evidenced in the emergence of depression and anxiety, two common neuropsychiatric symptoms associated with AD. Biologically, ELND005 treatment was also associated with reductions in myo-inositol levels in the brain, a mechanism of action common to other neuropsychiatric drugs including lithium and valproic acid. As a therapy, ELND005, aims to provide similar efficacy with an improved safety profile over current bipolar drugs.

Bipolar Disorder – The Disease and the Market Opportunity

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

ELND005 for Down Syndrome

On September 4, 2013, Transition announced the first patient was dosed in a Phase 2a study of ELND005 in Down Syndrome (“DS”). Study ELND005-DS201 will evaluate the safety and pharmacokinetics of two doses of ELND005 and placebo in young adults with Down Syndrome without dementia, and will also include select cognitive and behavioural measures.

The Product

Excess activity of genes on chromosome 21, such as amyloid precursor protein (APP) and sodium-myo-inositol active transporter (SMIT), are thought to play a role in the cognitive dysfunction of DS. Life-long exposure to increased amyloid and myo-inositol levels in the brain are thought to lead to synaptic dysfunction and cognitive disability. ELND005 may have the potential to improve cognition in DS by decreasing amyloid levels and regulating myo-inositol-dependent neuronal signalling.

Down Syndrome – The Disease and the Market Opportunity

Down syndrome (DS, Trisomy 21), caused by an extra copy of chromosome 21, is the most common genetic form of intellectual disability with a prevalence of approximately 1 in 700 live births in the US. Children with DS exhibit developmental delay and various degrees of intellectual disability, while adults are at increased risk of Alzheimer’s dementia. There are currently no drugs approved for the treatment of cognitive dysfunction in DS.

TT-401 / TT-402

In March, 2010, the Corporation acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes. Under the licensing and collaboration agreement, the Corporation receives exclusive worldwide rights to develop and potentially commercialize a class of compounds.

In preclinical diabetes models, the lead compound, TT-401 has shown potential to provide glycemic control and other beneficial effects including weight loss. In June, 2012, the Corporation announced the results of the Phase I clinical study of type 2 diabetes drug candidate, TT-401. The Phase I, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT-401. TT-401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT-401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing.

In April, 2013, Transition announced the results of a five-week proof of concept clinical study of TT-401 in type 2 diabetes and obese non-diabetic subjects. The study enrolled diabetic patients at five dosing levels and non-diabetic obese patients at one dose level. All dosing cohorts received five doses over a five week period. Diabetic patients were on stable doses of metformin.

At the end of the treatment period, TT-401-treated patients in the 3 highest dose groups experienced statistically significant reductions in mean fasting plasma glucose relative to placebo. Statistically significant mean body weight reduction relative to baseline occurred in the three highest dose groups. A similar reduction in body weight was also observed in the obese non-diabetic cohort. TT-401 demonstrated an acceptable safety and tolerability profile at all doses evaluated in diabetic and non-diabetic obese subjects. The most common adverse event noted in the study was decreased appetite. Some subjects in the highest three dose groups experienced mild nausea and vomiting, which are consistent with studies of other GLP-1 agonist drug candidates. The pharmacokinetic profile, assessed over the five week study, demonstrated a half-life consistent with once-weekly dosing. Data from the study support a clear development path forward to a larger Phase II efficacy study of TT-401.

In June, 2013, Lilly exercised its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT-401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment. Lilly and Transition have amended their agreement to address future development of TT-401 and associated financial arrangements. Lilly will assume all costs and perform all future development and commercialization activities of TT-401. Transition will contribute payment of US$14 million to Lilly in three separate installments during the Phase II clinical study.

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

TT-601 for Osteoarthritis Pain

On July 23, 2013, Transition announced the exclusive licensing of worldwide rights to a novel small molecule transcriptional regulator ("TT-601") from Eli Lilly and Company for the treatment of osteoarthritis ("OA") pain.

Under the terms of the agreement, Transition has acquired the rights to develop and potentially commercialize TT-601. Lilly retains an option to reacquire all rights to TT-601 following review of clinical proof-of-concept study results. If Lilly exercises this option right, Transition would be eligible to receive milestone payments of approximately US$130 million and a high single-digit royalty on sales of products containing TT-601 should such products be successfully commercialized. If Lilly does not exercise this option right, Lilly would be eligible for a low single-digit royalty from Transition on sales of products containing TT-601 should such products be successfully commercialized.

The Product

TT-601 is a potent and selective ligand for a novel nuclear receptor target. Modulating the activity of this novel target in patients with osteoarthritis may provide pain relief to a large segment of OA patients who do not have adequate response to therapy with NSAIDs (non-steroidal anti-inflammatory drugs).

Osteoarthritis Pain – The Disease and the Market Opportunity

Osteoarthritis is the most common form of arthritis and is a chronic condition characterized by the breakdown of the joint's cartilage. Cartilage is the part of the joint that cushions the ends of the bones and allows easy movement of joints. The breakdown of cartilage causes the bones to rub against each other, causing stiffness, pain and loss of movement in the joint. The joints most commonly affected are the knees, hips, and those in the hands and spine.

An estimated 27 million Americans live with OA, with almost one third of people over the age of 65 affected by OA. Key risk factors for OA include age, obesity, injury or overuse and genetics. There is currently no cure for OA. Available therapeutics focus on pain relief and include acetaminophen, NSAIDs, and opioids.

TT-301 / TT-302

During fiscal 2013, the Corporation decided to no longer develop TT-301 and TT-302, the compounds acquired from NMX. The Corporation assessed the compounds for impairment and determined that the recoverable amount of the compounds was nil at June 30, 2013. Accordingly, the Corporation has recognized an impairment loss of $6,545,821. The Corporation has terminated the licensing agreement with Northwestern University and has no further commitments relating to this technology.

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

Thus far, ELND005, the active pharmaceutical ingredient, has been produced for the Corporation by Albany Molecular Research Inc. (New York) and Abbott Laboratories (Illinois). The final drug product for all the Phase I and Phase II studies was encapsulated by a third party contract manufacturer for clinical use. For Phase II bipolar disorder studies and future phase III studies, the final drug product will be prepared in a tablet form by Elan.

The active pharmaceutical ingredient for diabetes drug candidate TT-401 was manufactured by PolyPeptide Laboratories, Inc. (California). The final injectable drug product for the Phase I study was manufactured by AAIPharma Services Corp. Lilly is responsible for manufacturing the final drug product to be used in the upcoming Phase II clinical trial and beyond.

The active pharmaceutical ingredient for osteoarthritis pain candidate TT-601 was provided to Transition under the terms of the agreement from Lilly. For the planned phase I study, the final drug product is expected to be manufactured by Patheon Inc. located in Ontario.

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

Specialized Skills and Knowledge

As of June 30, 2013, the Corporation had 16 full-time employees, who possess the skills and knowledge that the Corporation requires to implement its current strategy.

The Corporation believes that investing in human capital is fundamental to its continued growth and success. The Corporation depends on its people for constant innovation and research and development. The Corporation intends to implement a practice of aggressively recruiting high calibre personnel and retaining such personnel by offering appropriate compensation incentives.

Competitive Conditions

There are a number of treatments in various stages of development which may compete with the Corporation’s therapeutic programs in each of its selected therapeutic disease-specific applications. The following is a summary of the principal therapeutic treatments which the Corporation understands are currently being developed by others for therapeutic areas in which the Corporation is currently focusing its clinical efforts. This summary is not necessarily an exhaustive list of such competing therapeutic treatments. Competition may have an adverse effect on the Corporation. See “Risk Factors”.

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

The Corporation possesses a strong intellectual property position for its platform technologies.  The Corporation currently holds the rights to nine patent families relating to its technology platforms and drug development programs.  To date, the Corporation possesses or exclusively licenses ten issued patents, with the remainder in varying stages of the patent application process.  Current Canadian and U.S. patent laws provide that the Corporation’s patents are protected for a period of 20 years after their filing dates.

Patent Protection

The Corporation’s patent portfolio provides protection for its areas of technology focus:

ELND005

The Corporation has a number of U.S., Canadian and foreign patent applications for the ELND005 technology through its acquisition of Ellipsis Neurotherapeutics Inc.  This portfolio has been expanded with the filing of additional patent applications based on findings from clinical and preclinical studies performed by the Corporation with its development partner, Elan.

U.S. Patent Number 7,521,481, issued on April 21, 2009, covers treatment of Alzheimer's Disease with ELND005.  European Patent No. 1608350 granted on June 3, 2009 from a corresponding application covers ELND005 for treatment or prevention of a condition of the central or peripheral nervous system or systemic organ associated with a disorder in protein folding aggregation, or amyloid formation, deposition accumulation or persistence.  The U.S. Patent will expire in the year 2026 or later due to any patent term extensions.  The Corporation is actively prosecuting patent application families in multiple jurisdictions throughout the world.

TT-401/402

In March 2010, the Corporation acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes.  Patent applications have been filed worldwide covering the lead preclinical compounds. US patents have been issued that cover the composition of matter for drug candidates TT-401 and TT-402.

TT-601

In July 2013, the Corporation acquired the rights to a preclinical compound from Lilly for the treatment of osteoarthritis.  A PCT patent application and applications in a number of non-PCT member countries have been filed covering the lead preclinical compound.

TT-301/302

The Corporation acquired 100% of CNS-focused Neuromedix Inc. in June of 2007.  With this acquisition, the Corporation acquired multiple patent applications covering the TT-301/TT-302 family of compounds. The Corporation terminated its license and the TT-301/TT-302 patent portfolio is being transferred to the licensee effective September 30, 2013.

Property, Plant and Equipment

The Corporation’s offices are located at 101 College Street, Toronto, Ontario, Canada,, M5G 1L7. The Corporation’s head office is located at Suite 220 and lab facilities are located in L245. The Corporation occupies a total of 5,995 square feet of the building which represents approximately 3.2% of the total facility.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended June 30, 2013 and the related notes, which are prepared in accordance with IFRS. This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of the Corporation for the year ended June 30, 2013 as compared to the year ended June 30, 2012. This MD&A includes financial information derived from the annual audited consolidated financial statements.

Overview

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company’s lead product is ELND005 for the treatment of Alzheimer’s disease, Bipolar Disorder and Down Syndrome. Transition has also in-licensed a series of compounds from Lilly in the area of diabetes (TT-401) and osteoarthritis pain (TT-601).

During fiscal 2013 and up to the date of this MD&A, the Company announced the following:

ELND005

•	September 4, 2013 - Transition announced that their licensing partner Elan had dosed the first patient in a Phase 2a clinical study of ELND005 in Down Syndrome;

•	July 17, 2013 - Transition announced that the US Food and Drug Administration had granted Fast Track Designation to the development program for ELND005 which was submitted for the treatment of Neuropsychiatric Symptoms in Alzheimer's disease. The FDA concluded that the development program for ELND005 for the treatment of NPS in AD meets their criteria for Fast Track Designation. Transition's licensing partner, Elan is responsible for all development and commercialization activities and costs of ELND005;

•	November 28, 201 - Transition announced that its licensing partner Elan had enrolled the first patient in a Phase II study of ELND005 for the treatment of agitation/aggression in patients with moderate to severe Alzheimer's disease;

•	August 30, 2012 - Transition announced that its licensing partner Elan had dosed the first patient in a Phase II clinical study of ELND005 in Bipolar Disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, Transition received a milestone payment of US$11 million from Elan.

TT-401

•	June 17, 2013 - Transition announced that Lilly had exercised its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT-401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment;

•	April 30, 2013 - Transition announced the results of a five-week proof of concept clinical study of TT-401 in type 2 diabetic and obese non-diabetic subjects. In the study, TT-401, a once-weekly administered peptide, demonstrated significant improvements in glycemic control and reductions in body weight.

TT-601

•	July 23, 2013 - Transition announced the exclusive licensing of worldwide rights to a novel small molecule transcriptional regulator ("TT-601") from Lilly for the treatment of osteoarthritis pain. TT-601 is a potent and selective ligand for a novel nuclear receptor target. Modulating the activity of this novel target in patients with osteoarthritis may provide pain relief to a large segment of OA patients who do not have adequate response to therapy with NSAIDs (non-steroidal anti-inflammatory drugs). TT-601 has completed preclinical development to date and Transition anticipates can enter the clinic in the first half of calendar 2014.

Corporate Developments

•	August 15, 2013 - Transition announced the closing of a private placement of 2,625,300 common shares of the Company at a price of US$4.19 per common share to Jack W. Schuler, Larry N. Feinberg, Oracle Investment Management, certain Transition Board members, management and other existing shareholders. Transition also issued warrants to purchase approximately 1,903,000 common shares of the Company in the private placement.

Strategic Collaborations

Elan Pharma International Limited

Transition has exclusively licensed the ELND005 technology to Elan for worldwide development and commercialization. Under the current agreement, Elan is responsible for performing and funding all development and commercialization activities. Transition is eligible to receive from Elan up to US$93 million regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialization. To date, Transition has received US$40 million from Elan in upfront and achieved milestone payments.

Currently, Elan is performing three clinical studies with ELND005. In August 2012, Elan announced the dosing of the first patient in a Phase 2 clinical study evaluating ELND005 as an adjunctive maintenance therapy in 400 bipolar disorder patients. In November, Elan enrolled the first patient in a Phase 2 study of ELND005 to treat aggression and agitation in 400 moderate to severe Alzheimer’s disease patients. In September, 2013, Elan announced the first patient was dosed in a Down Syndrome Phase 2a study of ELND005.

Eli Lilly and Company

(i)    Diabetes

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

Under the terms of the agreement, Lilly received an up-front payment of $1,055,900 (US$1 million) which has been capitalized as a license acquired from Lilly and is being amortized over 20 years which represents the estimated life of the underlying compounds and patents.

In June 2013, Lilly assumed all development and commercialization rights to type 2 diabetes drug candidate TT-401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment. Lilly will assume all costs and perform all future development and commercialization activities of TT-401, and Transition will pay US$14 million to Lilly in three separate installments during the Phase 2 clinical study. In return, Transition is eligible to receive up to approximately US$240 million in additional milestone payments. Transition will also be eligible to receive a double-digit royalty on sales of TT-401 products and a low single digit royalty on related compounds.

(ii)	Osteoarthritis Pain

On July 23, 2013, Transition announced the exclusive licensing of worldwide rights to a novel small molecule transcriptional regulator ("TT-601") from Lilly for the treatment of osteoarthritis pain. TT-601 is a potent and selective ligand for a novel nuclear receptor target. Modulating the activity of this novel target in patients with osteoarthritis may provide pain relief to a large segment of OA patients who do not have adequate response to therapy with NSAIDs (non-steroidal anti-inflammatory drugs).

Under the terms of the agreement, Transition has acquired the rights to develop and potentially commercialize TT-601. Lilly retains an option to reacquire all rights to TT-601 following review of clinical proof-of-concept study results. If Lilly exercises this option right, Transition would be eligible to receive milestone payments of approximately US$130 million and a high single-digit royalty on sales of products containing TT-601 should such products be successfully commercialized. If Lilly does not exercise this option right, Lilly would be eligible for a low single-digit royalty from Transition on sales of products containing TT-601 should such products be successfully commercialized.

Programs

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition’s vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company’s technologies are as follows:

ELND005 for Neuropsychiatric Diseases

Alzheimer’s Disease

Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. Approximately 90% of Alzheimer’s disease patients develop neuropsychiatric symptoms, and up to 60% develop agitation/aggression over the course of their disease. Agitation/aggression are among the most disruptive neuropsychiatric symptoms in Alzheimer’s disease and are associated with increased morbidity and caregiver burden.

The disease mainly affects individuals over age 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. In the U.S., Alzheimer’s disease is the sixth leading cause of death and current direct/indirect costs of caring for an estimated 5.4 million Alzheimer’s disease patients are at least US$100 billion annually.

Current FDA approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs are known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer’s disease. With an aging population, there is a great need for therapies to address Alzheimer’s disease patient’s neuropsychiatric symptoms and declines in cognitive ability.

Bipolar Disorder

Bipolar I Disorder is a severe form of Bipolar Disorder, also commonly known as manic depressive illness. It is a psychiatric disorder characterized by excessive swings in a person’s mood and energy affecting their ability to function. Bipolar Disorder is a lifetime recurrent disorder with cycles of dramatic mood swings of highs and lows, often with periods of normal moods in between. The periods of highs and lows are called episodes of mania and depression. Bipolar Disorder is also associated with increased cardiovascular morbidity and suicide risk. The U.S. and European Union population of Bipolar Disorder patients is estimated at approximately 3.5 million.

Down Syndrome:

Down syndrome (DS, Trisomy 21), caused by an extra copy of chromosome 21, is the most common genetic form of intellectual disability with a prevalence of approximately 1 in 700 live births in the US. Children with DS exhibit developmental delay and various degrees of intellectual disability, while adults are at increased risk of Alzheimer’s dementia. There are currently no drugs approved for the treatment of cognitive dysfunction in DS.

Excess activity of genes on chromosome 21, such as amyloid precursor protein (APP) and sodium-myo-inositol active transporter (SMIT), are thought to play a role in the cognitive dysfunction of DS. Life-long exposure to increased amyloid and myo-inositol levels in the brain are thought to lead to synaptic dysfunction and cognitive disability. ELND005 may have the potential to improve cognition in DS by decreasing amyloid levels and regulating myo-inositol-dependent neuronal signalling.

Clinical Development of ELND005

ELND005, scyllo-inositol, is an orally bioavailable small molecule that is being investigated for multiple neuropsychiatric indications on the basis of its proposed dual mechanism of action, which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels. An extensive clinical program of Phase I and Phase II studies have been completed with ELND005 to support clinical development. The Phase II study (ELND005-AD201) which evaluated ELND005 in more than 350 mild to moderate AD patients was published in the peer-reviewed journal, Neurology. The Neurology article was entitled “A Phase II randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer’s disease”.

Currently, Transition’s licensing partner, Elan is performing and funding two Phase II clinical studies of ELND005:

(a)	Agitation and Aggression in Alzheimer’s Disease

On November 27, 2012, Elan announced that they had enrolled the first patient in a Phase II clinical trial of ELND005 for the treatment of agitation/aggression in patients with moderate to severe Alzheimer’s disease. The objectives of the study are to evaluate the efficacy, safety and tolerability of ELND005 over 12 weeks of treatment in patients with moderate to severe AD, who are experiencing at least moderate levels of agitation/aggression. The study is expected to enroll approximately 400 patients at multiple sites in the US, Canada and potentially other selected regions.

(b)	Bipolar Disorder

On August 30, 2012, Transition announced that their licensing partner Elan had dosed the first patient in a Phase II clinical study of ELND005 in Bipolar Disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, Transition received a milestone payment of US$11 million from Elan on October 1, 2012.

(c)	Down Syndrome

On September 4, 2013, Transition announced the first patient was dosed in a Phase 2a study of ELND005 in Down Syndrome. Study ELND005-DS201 will evaluate the safety and pharmacokinetics of two doses of ELND005 and placebo in young adults with Down Syndrome without dementia, and will also include select cognitive and behavioural measures.

The ELND005 technology is claimed in multiple issued patents and pending patent applications in many jurisdictions throughout the world.

Expenditures for the ELND005 Program

On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005. Under the terms of the modification, as the agreement is now a royalty arrangement, Transition will no longer fund the development or commercialization of ELND005. Accordingly, Transition did not incur any expenditures relating to the program during the years ended June 30, 2013 and 2012.

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

Clinical Development of TT-401

On March 3, 2010, Transition announced that it had acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes. Under this licensing and collaboration agreement with Lilly, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss. The unique properties of these compounds have the potential to provide important therapeutic benefits to type 2 diabetes patients and could represent the next generation of diabetes therapies to be advanced in clinical development.

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

On April 30, 2013, Transition announced the results of a five-week proof of concept clinical study of TT-401 in type 2 diabetes and obese non-diabetic subjects. The study enrolled diabetic patients at five dosing levels and non-diabetic obese patients at one dose level. All dosing cohorts received five doses over a five week period. Diabetic patients were on stable doses of metformin.

At the end of the treatment period, TT-401-treated patients in the 3 highest dose groups experienced statistically significant reductions in mean fasting plasma glucose relative to placebo. Statistically significant mean body weight reduction relative to baseline occurred in the three highest dose groups. A similar reduction in body weight was also observed in the obese non-diabetic cohort. TT-401 demonstrated an acceptable safety and tolerability profile at all doses evaluated in diabetic and non-diabetic obese subjects. The most common adverse event noted in the study was decreased appetite. Some subjects in the highest three dose groups experienced mild nausea and vomiting, which are consistent with studies of other GLP-1 agonist drug candidates. The pharmacokinetic profile, assessed over the five week study, demonstrated a half-life consistent with once-weekly dosing.

Data from the study support a clear development path forward to a larger Phase II efficacy study of TT-401.

On June 17, 2013, Lilly exercised its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT-401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment. Lilly and Transition have amended their agreement to address future development of TT-401 and associated financial arrangements. Lilly will assume all costs and perform all future development and commercialization activities of TT-401. Transition will contribute payment of US$14 million to Lilly in three separate installments during the Phase II clinical study.

Expenditures for the TT-401/402 Program

During the year ended June 30, 2013 and 2012, the Company incurred direct research and development costs for this program as follows:

TT-401/402 Program (1)	Fiscal 2013	Fiscal 2012
Pre-clinical studies	$1,380,015	$725,572
Clinical studies	2,012,758	1,178,074
Manufacturing	1,141,844	1,071,340
Other direct research	169,407	111,931
TOTAL	$4,704,024	$3,086,917

Note (1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits, amortization of intangible assets or an allocation of Company overhead.

TT-601 for Osteoarthritis Pain

Osteoarthritis is the most common form of arthritis and is a chronic condition characterized by the breakdown of the joint's cartilage. Cartilage is the part of the joint that cushions the ends of the bones and allows easy movement of joints. The breakdown of cartilage causes the bones to rub against each other, causing stiffness, pain and loss of movement in the joint. The joints most commonly affected are the knees, hips, and those in the hands and spine.

An estimated 27 million Americans live with OA, with almost one third of people over the age of 65 affected by OA. Key risk factors for OA include age, obesity, injury or overuse and genetics. There is currently no cure for OA. Available therapeutics focus on pain relief and include acetaminophen, NSAIDs, and opioids.

Clinical Development of TT-601

TT-601 has completed preclinical development to date and Transition anticipates can enter the clinic in the first half of calendar 2014.

The Next Steps

Transition’s goal for its programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company and or its partners must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company’s technologies are illustrated below:

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

Overall Performance

During the year ended June 30, 2013, the Company recorded a net income of $23,297 ($0.00 income per common share) compared to a net loss of $12,269,845 ($0.48 loss per common share) for the year ended June 30, 2012.

During the year ended June 30, 2012, the Company recorded a net loss of $12,269,845 ($0.48 loss per common share) compared to a net loss of $5,689,613 ($0.25 loss per common share) for the year ended June 30, 2011.

In fiscal 2013, the Company recognized $17,933,500 as revenue which represents the milestone payment of $10,815,200 (US$11,000,000) received from Elan upon Elan’s commencement of the next ELND005 clinical trial and the milestone payment of $7,118,300 (US$7,000,000) received from Lilly upon exercising its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT-401.

During the fiscal year ended June 30, 2013, the Company reported a decrease in net loss of $12,293,142 compared to the fiscal year ending June 30, 2012. The decrease in net loss is largely attributed to the increase in revenue recognized resulting from the milestone payments received from Elan and Lilly. The decrease in net loss is also attributed to decreases in general and administrative expenses and a loss on the disposal of property and equipment in fiscal 2012, and an increase in the foreign exchange gain recognized. The decrease in net loss has been partially offset by the impairment of intangible assets recognized during the fourth quarter relating to the write-off of the TT-301/302 technology acquired from NMX as well as increases in research and development expenses.

In fiscal 2011, the Company and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103). The recognized net revenue of $8,951,400 (US$ 9 million) in fiscal 2011 represented the agreement modification payment that was received partially in lieu of the contractually required Phase III milestone payments.

During the fiscal year ended June 30, 2012, the Company reported an increase in net loss of $6,580,232 compared to the fiscal year ending June 30, 2011. The increase in net loss is largely attributed to the reduction in revenue recognized resulting from the amendments to the Elan agreement. The increase in net loss was partially offset by decreases in: general and administrative expenses; change in the fair value of contingent consideration payable; foreign exchange loss and research and development expenses.

At June 30, 2013, the Company’s cash and cash equivalents and short term investments were $28,125,639. On August 15, 2013, the Company announced the issuance of 2,625,300 units of the Company in a private placement to existing shareholders, board members and management which resulted in gross proceeds of $US11 million. Each unit consisted of (i) one common share, (ii) 0.325 Common Share purchase warrant with a purchase price of US$4.60 per whole warrant and (iii) 0.4 Common Share purchase warrant with a purchase price of US$6.50 per whole warrant. Each whole warrant will entitle the holder, within two years, to purchase one additional common share in the capital of the Company. If and when all of the warrants are exercised, the Company may realize up to an additional US$10.7 million in proceeds.

In light of the recent private placement, the Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements well beyond the next 12 months.

Selected Annual Information

The following table is a summary of selected financial information from the audited consolidated financial statements of the Company for each of the three most recently completed financial years.

	June 30, 2013 $	June 30, 2012 $	June 30, 2011 $
Revenue	17,933,500	—	10,251,394
Net income (loss) (1)	23,297	(12,269,845)	(5,689,613)
Basic and diluted net income (loss) per common share	0.00	(0.48)	(0.25)
Total assets	37,807,955	37,093,030	43,179,488
Total long-term liabilities	1,457,821	1,469,253	1,480,685
Cash dividends declared per share	—	—	—

Note:

(1)	Net income (loss) before discontinued operations and extraordinary items was equivalent to the net income (loss) for such periods.

ANNUAL RESULTS – YEAR ENDED JUNE 30, 2013 COMPARED TO YEAR ENDED JUNE 30, 2012 AND YEAR ENDED JUNE 30, 2012 COMPARED TO YEAR ENDED JUNE 30, 2011

Results Of Operations

Revenue

Revenue is $17,933,500 in the year ended June 30, 2013 compared to nil in the year ended June 30, 2012.

In August 2012, Elan dosed the first patient in a Phase II clinical study of ELND005 in Bipolar Disorder. In light of the amendments to the Elan agreement, the Company recognized $10,815,200 (US$11,000,000) as revenue during the first quarter of fiscal 2013 which represents the milestone payment received from Elan upon Elan’s commencement of the next ELND005 clinical trial.

In June 2013, Lilly exercised its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT-401. Transition received a milestone payment of $7,118,300 (US$7 million), which has been recognized as revenue during the fourth quarter of fiscal 2013.

Revenue is nil in the year ended June 30, 2012 compared to $10,251,394 in the year ended June 30, 2011.

Transition received a US$9 million agreement modification payment which was recognized as revenue during fiscal 2011. At June 30, 2012, in light of the amendments to the Elan agreement, the balance in deferred revenue is nil as all amounts received from Elan were fully recognized as revenue. Under the terms of the amended agreement with Elan, dosing of the first patient in another clinical trial of ELND005 triggered the payment of a US$11 million milestone in the first quarter of fiscal 2013.

Research and Development

Research and development expenses increased $664,147 or 8% from $8,198,725 for the fiscal year ended June 30, 2012 to $8,862,872 for the fiscal year ended June 30, 2013.

The increase in research and development expenses is primarily due to an increase in clinical development costs related to TT-401/TT-402 which was partially offset by a decrease in clinical development costs related to TT-301/302.

Research and development expenses decreased $295,250 or 3% from $8,493,975 for the fiscal year ended June 30, 2011 to $8,198,725 for the fiscal year ended June 30, 2012.

The decreaseis primarily due to decreased clinical development costs related to ELND005 and TT-301/302, decreased amortization due to the fact that the technology and patents acquired from Protana were fully amortized during the second quarter of fiscal 2011 and decreased salaries and related costs associated with headcount reductions. The decrease was largely offset by an increase in pre-clinical and clinical development costs associated with advancing the TT-401/402 compounds.

The Company anticipates that research and development expenses will increase during fiscal 2014 as the Company advances the development of TT-601 for the treatment of osteoarthritis pain and will also contribute pre-determined funding to Lilly during the Phase II clinical study of diabetes drug candidate TT-401.

General and Administrative

General and administrative expenses decreased by $849,488 or 19% from $4,407,280 for the fiscal year ended June 30, 2012 to $3,557,792 for the fiscal year ended June 30, 2013.

The decreases in general and administrative expenses during the fiscal year ended June 30, 2013 were due to decreases in legal consulting fees and business development expenses as well as decreased salaries and related costs resulting from headcount reductions as the comparative periods included severances relating to terminations. The decrease in general and administrative expenses was partially offset by increased investor relation expenses.

General and administrative expenses decreased by $801,037 or 15% from $5,208,317 for the fiscal year ended June 30, 2011 to $4,407,280 for the year ended June 30, 2012.

The decrease in general and administrative expenses during the fiscal year ended June 30, 2012 was largely due to decreases in payroll resulting from headcount reductions as well as decreases in consulting, insurance expense and facility lease costs. The decrease in general and administrative expenses was partially offset by increased professional fees as well as increased option expenses.

The Company anticipates that general and administrative expenses will remain relatively consistent in fiscal 2014.

Impairment of Intangible Assets

Impairment of intangible assets is $6,545,821 for the year ended June 30, 2013 compared to nil for the years ended June 30, 2012 and June 30, 2011.

During the year ended June 30, 2013, the Company decided to no longer develop TT-301 and TT-302, the compounds acquired from NMX. As the Company no longer expects to receive any benefits from the technology, the Company assessed the compounds for impairment and determined that the recoverable amount of the compounds was nil at June 30, 2013. Accordingly, the Company has recognized an impairment loss of $6,545,821. The Company has terminated the licensing agreement with Northwestern University and has no further commitments relating to this technology.

Summary of Quarterly Results

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at June 30, 2013.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
2013
Revenue	$10,815,200	-	-	$7,118,300	$17,933,500
Net income (loss) (1)	$7,736,046	$(2,754,534)	$(2,903,331)	$(2,054,884)	$23,297
Basic and diluted net income (loss) per common share	$0.29	$(0.10)	$(0.11)	$(0.07)	$0.00

2012
Revenue	$-	$-	$-	$-	-
Net income (loss) (1)	$(2,870,757)	$(3,790,421)	$(3,072,112)	$(2,536,555)	$(12,269,845)
Basic and diluted net income (loss) per common share	$(0.12)	$(0.15)	$(0.11)	$(0.10)	$(0.48)

Note: (1) Net income (loss) before discontinued operations was equivalent to the net income (loss) for such periods.

The fluctuations of Transition’s quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, foreign exchange gains and losses, recognition of up-front and licensing fees relating to the Elan and Lilly agreements, headcount reductions and corporate development costs.

Critical Accounting Estimates and Judgments

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

(a)	Estimates

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company’s intangible assets are amortized over the estimated useful life of 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its recoverable amount, which is the higher of its value in use or fair value less costs to sell, an impairment loss is recognized. As discussed above, an impairment loss of $6,545,821 was recognized in the fourth quarter of fiscal 2013.

Valuation of Contingent Consideration Payable

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005. The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products. An increase of 10% applied to the probability assumptions, with all other variables held constant, would increase the contingent consideration payable by $698,000. Conversely a decrease of 10% applied to the probability assumptions, with all other variables held constant, would decrease the contingent consideration payable by $698,000;

(b)	The probability adjusted cash flows are discounted at a rate of 24% which is management’s best estimate of the Company’s cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $211,913. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $235,888.

Valuation Allowance for Deferred Income Tax Assets

The Company has not recognized certain deferred tax assets primarily related to the carry forward of operating losses and qualifying research and development expenses. The Company has determined that it is not probable that these carry forward amounts will be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carry forward amounts, which could result in a material change in our net income (loss) through the recovery of deferred income taxes. However, there is no assurance that the Company will be able to record deferred income tax recoveries in the future.

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

(c)	Judgments

Recognition of Revenue

The Company has recognized as revenue all amounts that have been received under the contracts with Elan and Lilly. The recognition of revenue requires judgment in evaluating the contractual terms and assessing the Company’s performance towards meeting the contractual obligations.

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

Contingent Consideration Payable

The Company acquired the ELND005 technology from Ellipsis Neurotherapeutic Inc. (“ENI”). Under the terms of the step-acquisition agreement with ENI, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price. Under IFRS, this contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date. Accordingly, the Company recognized a liability at July 1, 2010 which represents the fair value of the contingent consideration payable.

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

IAS 36 – Impairment of Assets (“IAS 36”)

IAS 36 has been amended to include limited scope amendments to the impairment disclosures. The amendments are effective for annual periods beginning on or after January 1, 2014. The Company has not determined the impact of the adoption of this IFRS on the Company’s consolidated financial statements.

Outstanding Share Data

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

Issued and Outstanding

The following details the issued and outstanding equity securities of the Company:

Common Shares

As at September 6, 2013, the Company had 29,559,934 common shares outstanding.

Stock Options

As at September 6, 2013, the Company had 1,868,000 stock options outstanding with exercise prices ranging from $2.09 to $4.29 and various expiry dates extending to June 30, 2023. At September 6, 2013, on an if-converted basis, these stock options would result in the issuance of 1,868,000 common shares at an aggregate exercise price of $5,555,336.

Warrants

As at September 6, 2013, the Company had 853,223 warrants outstanding to purchase 853,223 common shares of the Company with an exercise price of $4.60 and had 1,050,118 warrants outstanding to purchase 1,050,118 common shares of the Company with an exercise price of $6.50. The warrants expire on August 15, 2015.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, milestone payments, and licensing fees. The Company has incurred a cumulative deficit to June 30, 2013 of $149,332,916. Losses are expected to continue for the next several years as the Company invests in research and development, preclinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits and short term investments and revenues and reimbursements from partners.

The Company’s cash, cash equivalents and short term investments were $28,125,639 at June 30, 2013 as compared to $19,012,345 at June 30, 2012, resulting in an increase of $9,113,294. The Company’s working capital position at June 30, 2013 increased $9,391,773 from $16,113,952 at June 30, 2012 to $25,505,725, at June 30, 2013.

The increase in the Company’s cash, cash equivalents and short term investments as well as the increase in working capital is primarily due to the US$11 million milestone payment received from Elan due to the commencement of the ELND005 clinical trial in Bipolar Disorder in August 2012, as well as the US$7 million milestone payment received when Lilly exercised its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT-401. The increase is partially offset by expenditures incurred during the fiscal year ended June 30, 2013.

Subsequent to June 30, 2013, the Company announced the issuance of 2,625,300 units in a private placement to existing shareholders, board members and management which resulted in gross proceeds of US$11 million. Each unit consisted of (i) one common share, (ii) 0.325 Common Share purchase warrant with a purchase price of US$4.60 per whole warrant and (iii) 0.4 Common Share purchase warrant with a purchase price of US$6.50 per whole warrant. Each whole warrant will entitle the holder, within two years, to purchase one additional common share in the capital of the Company. If and when all of the warrants are exercised, the Company will realize an additional US$10.7 million in proceeds.

In light of the recent private placement, the Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements well beyond the next 12 months.

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

The Company is exposed to market risks related to volatility in interest rates for the Company’s investment portfolio and foreign currency exchange rates related to investments and purchases of supplies and services made in U.S. dollars.

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

Contractual Obligations

Minimum payments under our contractual obligations as of June 30, 2013 are as follows for the periods indicated:

	Less than 1 Year	1- 3 Years	4 – 5 Years	After 5 Years	Total
Lilly Phase II	$6,000,000	$8,000,000	$-	$-	$14,000,000
Clinical and toxicity study agreements	186,801	-	-	-	186,801
Manufacturing agreements	244,223	-	-	-	244,223
Operating leases	158,666	131,763	-	-	290,429
Collaboration agreements	7,207	-	-	-	7,207
Other	10,750	-	-	-	10,750
Contingent Consideration Payable	2,847,759	8,068,760	-	-	10,916,519
TOTAL	$9,455,406	$16,200,523	$-	$-	$25,655,929

Subsequent to June 30, 2013, the Company entered into manufacturing and clinical and toxicity study agreements aggregating approximately $1,100,000.

Item 6.	Directors, Senior Management and Employees

A.    Directors and Senior Managers. The following table sets forth the name and province or state and country of residence of each director and executive officer of the Corporation as well as their position(s) and offices held with the Corporation and their principal occupations during the five preceding years for each as of September 6, 2013.

Name and Province/ State and Country of Residence	Position(s) Held with the Corporation	Principal Occupations within the Five Proceeding Years	Director Since (4)	Age
Dr. Tony F. Cruz Ontario, Canada	Chief Executive Officer, Director and Chairman of the Board of Directors	Chief Executive Officer of the Corporation.	January 1999;	60
Dr. Aleksandra Pastrak Ontario, Canada	VP of Clinical Development and Medical Officer	VP of Clinical Development and Medical Officer since September 2011, prior thereto, VP Research and Medical Officer of the Corporation since July 2007, prior thereto, VP, Research of the Corporation since May 2005.	N/A	47
Nicole Rusaw Ontario, Canada	Chief Financial Officer	Chief Financial Officer of the Corporation since December 2011; prior thereto, VP, Finance of the Corporation since July 2008, prior thereto, Director of Finance of the Corporation since June 2005.	N/A	40
Carl Damiani Ontario, Canada	VP Business Development	VP of Business Development of the Corporation since December 2007, prior thereto, Director of Business Development of the Corporation since October 2003.	N/A	41
Bruce Connop Ontario, Canada	VP of Non-Clinical and Pharmaceutical Development	VP of Non-Clinical and Pharmaceutical Development of the Corporation since July 2012, prior thereto, Senior Director Non-Clinical Drug Development since December 2006.	N/A	44
Michael Ashton (1)(2)(3) Connecticut, USA	Director	Independent consultant to the pharmaceutical industry since March 2006; prior thereto, Chief Executive Officer of SkyePharma PLC, a U.K. based drug delivery company	December 2002;	67
Paul Baeher (1)(2)(3) Quebec, Canada	Director	President, Chief Executive Officer and Chairman of IBEX Technologies Inc., a publicly traded biotechnology company.	December 2002;	70
Christopher Henley (1)(2)(3) Ontario, Canada	Director	President of Henley Capital Corporation, an exempt market dealer and portfolio manager.	October 2000;	53

Name and Province/ State and Country of Residence	Position(s) Held With the Corporation	Principal Occupations within the Five Proceeding Years	Director Since (4)	Age
Dr. Gary W. Pace (5) California, USA	Lead Director	Chairman and founder of Sova Pharmaceuticals Inc. since May, 2010, Director and consultant of QRxPharma, a biotechnology company, since April 13, 2007; prior thereto, Co-founder, Chairman and Chief Executive Officer of QRxPharma since November 2002	January 2002;	65

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance Committee.
(4)	The term of each current director’s appointment will expire at the Corporation’s Annual Meeting of shareholders which is scheduled for December 13, 2013. It is anticipated that each current director will be nominated by management for re-appointment at the Corporation’s Annual Meeting.
(5)	Effective May 26, 2011, Dr. Pace resigned from his position as Chairman of the Corporate Governance Committee and also resigned as a member of the Audit Committee, Compensation Committee, and Corporate Governance Committee.

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

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans	Long- term incentive plans	Pension value ($)	All other compensation ($)		Total compensation
Tony Cruz, Chief Executive Officer	2013	390,103	—	198,000	117,031	—	—	1,174	(4)	706,308
	2012	378,741	—	366,150	—	—	—	1,388	(4)	746,279
	2011	367,710	—	486,300	75,213	—	—	1,388	(4)	930,611

Aleksandra Pastrak Vice President Clinical Development & Medical Officer (1)	2013	250,781	—	105,600	50,156	—	—	1,174	(4)	407,711
	2012	243,477	—	146,460	—	—	—	1,388	(4)	391,324
	2011	236,385	—	294,650	37,198	—	—	1,388	(4)	569,621

Nicole Rusaw Chief Financial Officer (2)	2013	185,400	—	92,400	37,080	—	—	1,174	(4)	316,054
	2012	173,384	—	124,491	—	—	—	752	(4)	298,626
	2011	160,742	—	118,150	25,295	—	—	—		304,187

Carl Damiani Vice President Business Development	2013	189,479	—	92,400	37,896	—	—	—		319,775
	2012	183,960	—	124,491	—	—	—	—		308,451
	2011	178,602	—	188,750	28,105	—	—	—		395,457

Bruce Connop Vice President Non-Clinical and Pharmaceutical Development (3)	2013	162,318	—	92,400	32,464	—	—	—		287,182
	2012	157,590	—	73,230	7,564	—	—	—		238,384

Notes:

(1)	Ms. Pastrak was appointed Vice President of Clinical Development and Medical Officer, effective September 2011, but has been employed by the Corporation in other capacities since October 19, 1999.
(2)	Ms. Rusaw was appointed Chief Financial Officer on December 12, 2012, but has been employed by the Corporation in other capacities since June 21, 2005.
(3)	Dr. Connop was appointed Vice President Non-Clinical and Pharmaceutical Development on July 1, 2012 but has been employed by the Corporation in other capacities since December 1, 2006.
(4)	Dr. Cruz, Dr. Pastrak and Ms. Rusaw receive subsidized parking from the Corporation and the subsidy represents the full amount of all other compensation disclosed.

Outstanding Option-based Awards

The following table sets forth information with respect to stock option grants exercisable into Common Shares made to the Named Executive Officers that were outstanding at June 30, 2013:

	Option-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)
Tony Cruz	55,000	4.15	June 16, 2014	—
	55,000	3.50	August 12, 2015	—
	150,000	3.22	May 26, 2021	24,000
	250,000	2.10	June 1, 2022	320,000
	75,000	3.66	June 19, 2023	—

Alexandra Pastrak	40,000	4.15	June 16, 2014	—
	40,000	3.50	August 12, 2015	—
	85,000	3.22	May 26, 2021	13,600
	100,000	2.10	June 1, 2022	128,000
	40,000	3.66	June 19, 2023	—

	Option-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)
Nicole Rusaw	20,000	4.15	June 16, 2014	—
	15,000	3.50	August 12, 2015	—
	35,000	3.22	May 26, 2021	5,600
	85,000	2.10	June 1, 2022	108,800
	35,000	3.66	June 19, 2023	—

Carl Damiani	35,000	4.15	June 16, 2014	—
	25,000	3.50	August 12, 2015	—
	55,000	3.22	May 26, 2021	8,800
	85,000	2.10	June 1, 2022	108,800
	35,000	3.66	June 19, 2023	—

Bruce Connop	10,000	3.22	May 26, 2021	1,600
	50,000	2.10	June 1, 2022	64,000
	35,000	3.66	June 19, 2023	—

Notes:

(1)	Calculated based on the difference between the closing price of the Common Shares on the TSX on June 28, 2013 of $3.38 and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth for option-based awards, the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

Name	Option-based awards – Value vested during the year ($)(1)
Tony Cruz	128,059
Alexandra Pastrak	53,305
Nicole Rusaw	42,205
Carl Damiani	43,872
Bruce Connop	23,945

Notes:

(1)	Calculated based on the difference between the closing price of the Common Shares on the TSX on June 28, 2013 of $3.38 and the exercise price of the options which were vested as of June 30, 2013.

Compensation of Directors

The following table details the total compensation earned by each non-employee director during the year ended June 30, 2013:

Name	Fees earned ($)	Option- based awards ($)	All other compensation ($)	Total ($)
Michael Ashton	44,500	38,550	—	83,050
Paul Baehr	42,750	38,550	—	81,300
Christopher Henley	44,500	38,550	—	83,050
Gary W. Pace	31,750	38,550	—	70,300

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

Standard Arrangements

The Corporation has standard arrangements for its non-employee directors, which include the following:

•	Board member annual retainer in the amount of $18,000 and an annual grant of stock options. Effective July 1, 2013, the annual retainer increased to $25,000;

•	Committee Chair annual retainers – the Audit Committee Chair is paid $10,000 annually and the Corporate Governance and Nominating Committee and Compensation Committee Chairs are each paid $6,000 annually;

•	Board and Committee meeting fees are paid in the amount of $1,500 for each meeting attended and $750 for each conference call attended;

•	Travel fees of $1,000 for each meeting are paid to all non-employee directors who traveled from outside the Greater Toronto area to attend in person; and

•	All reasonable out of pocket expenses incurred by the non-employee directors in respect of their duties as directors are reimbursed by the Corporation.

Directors – Outstanding Option-based Awards

The following table sets forth information with respect to stock option grants exercisable into Common Shares made to the directors that were outstanding at June 30, 2013.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)
Michael Ashton	10,000	4.29	June 30, 2014	—
	10,000	3.42	June 30, 2015	—
	15,000	3.00	June 30, 2021	5,700
	15,000	2.09	June 30, 2022	19,350
	15,000	3.55	June 30, 2023	—

Paul Baehr	10,000	4.29	June 30, 2014	—
	10,000	3.42	June 30, 2015	—
	15,000	3.00	June 30, 2021	5,700
	15,000	2.09	June 30, 2022	19,350
	15,000	3.55	June 30, 2023	—

Christopher Henley	10,000	4.29	June 30, 2014	—
	10,000	3.42	June 30, 2015	—
	15,000	3.00	June 30, 2021	5,700
	15,000	2.09	June 30, 2022	19,350
	15,000	3.55	June 30, 2023	—

Gary W. Pace	10,000	4.29	June 30, 2014	—
	10,000	3.42	June 30, 2015	—
	15,000	3.00	June 30, 2021	5,700
	15,000	2.09	June 30, 2022	19,350
	15,000	3.55	June 30, 2023	—

Notes:

(1)	Calculated based on the difference between the closing price of the Common Shares on the TSX on June 28, 2013 of $3.38 and the exercise price of the options which were vested as of June 30, 2013.

Directors – Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth (i) for option-based awards, the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting.

Name	Option-based awards – Value vested during the year ($) (1)
Michael Ashton	15,375
Paul Baehr	15,375
Christopher Henley	15,375
Gary W. Pace	15,375

Notes:

(1)	All options that vested during the year were out of the money based on the closing price of Common Shares on the TSX on June 28, 2013 of $3.38.

C.	Board Practices

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

Mr. Henley has been an investment banker for over 25 years and previously was the head of investment banking in Toronto at what was then Canada’s largest independent employee-owned investment dealer where he also ran the firm’s High Technology and Communications practice. Mr. Henley is a former director and Chair of the Toronto Port Authority, a former member of the Board and Audit Committee of Ontario Transportation Capital Corporation, a Government of Ontario Crown Corporation that, through a public partnership, developed Highway 407 in Toronto, Ontario, the first all-electronic toll highway in the world. Mr. Henley is also a founding member of the National Angel Organization in Canada and the Ministers’ Technology Advisory Group (“MTAG”) for the Province of Ontario. He is also a former Chair of the MTAG Task Force on Access to Capital, a former member of the Advisory Board, Faculty of Business Administration, Memorial University of Newfoundland and an active member of the Institute of Corporate Directors. Mr. Henley is currently Chair of West Park Healthcare Centre, a member of the Governance Committee of the Ontario Cancer Research Ethics Board, a board member of the Exempt Market Dealers Association of Canada and is actively involved in many philanthropic organizations including acting as Chair of the Board of the McMichael Canadian Art Foundation.

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

Mr. Michael Ashton:

Mr. Ashton has been an independent consultant to the pharmaceutical industry since March 2006. Prior thereto, he was the Chief Executive Officer of SkyePharma PLC. He has over 30 years of experience in the Pharmaceutical industry having worked for Merck, Pfizer, Purepac and Faulding, where Mr. Ashton was Chairman, President and CEO. Mr. Ashton is currently the Executive Chairmen of the Board at Puricore PLC and is also a member of the Board of Directors of Hikma Pharmaceuticals PLC.

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

As of June 30, 2013, the Corporation had 16 full-time employees.

E.	Share Ownership

Please see Item 7.A. In addition, as at September 6, 2013, certain officers of the Company held 23,270 warrants to purchase 23,270 common shares of the Company with an exercise price of $4.60 and 28,640 warrants to purchase 28,640 common shares of the Company with an exercise price of $6.50. The warrants expire on August 15, 2015.

Item 7A.	Major Shareholders and Related Party Transactions

Securities Ownership of Certain
Beneficial Owners and Management

As of the date of this annual report, the directors and officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or discretion over 2,192,909 Common Shares, which represents 7.4% of the issued and outstanding Common Shares.

The following table sets forth information with respect to the beneficial ownership of our Common Shares, by (1) each of the Corporation’s shareholders who is a beneficial owner of more than 5% of the Corporation’s Common Shares, (2) each of the Corporation’s directors and executive officers, individually, and (3) all of the Corporation’s executive officers and directors, as a group, as of August 31, 2013.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Jack Schuler (1)	5,793,470	19.6%
Renate Schuler (1)	3,426,195	11.4%
Fidelity Research and Management Company	3,354,057	11.3%
Schuler Family Foundation (1)	3,389,195	11.3%
Larry N Feinberg (2)	4,806,505	16.0%
Oracle Investment Management Inc. (3)	2,741,881	9.1%
Oracle Associates LLC (4)	2,064,624	6.9%
Louis Alexopoulos	36,003	*
Michael Ashton (5)	66,389	*
Tony Cruz (6)	1,286,277	4.3%
Paul Baehr (5)	68,945	*
Christopher Henley (5)	110,654	*
Gary Pace (5)	125,991	*
Aleksandra Pastrak (7)	176,368	*
Nicole Rusaw (8)	97,654	*
Carl Damiani (9)	190,736	*
Bruce Connop (10)	33,892	*
All executive officers and directors as a group (10 persons)	2,192,909	7.2%

Notes:

*	Less than 1%.
(1)	Includes the 3,389,195 shares beneficially owned by the Schuler Family Foundation over which Mr. Schuler and Mrs. Renate Schuler share dispositive power. The number of shares beneficially owned by Mr. Schuler does not include 418,735 warrants to purchase common shares which are exercisable within 60 days of August 31, 2013 and which are beneficially owned by the Schuler Family Foundation because the warrants provide that they are not exercisable if the exercise would cause the holder to own or have control over voting securities which constitute 20% or more of the total issued and outstanding voting securities of the Company, unless both the shareholders of the Company and the TSX have approved such exercise. Mr. Schuler and Mrs. Schuler disclaim any beneficial interest in the shares owned by the Schuler Family Foundation. Mr. Schuler disclaims any beneficial interest in the shares owned by Mrs. Schuler.
(2)	The shares reported to be beneficially owned by Mr. Larry Feinberg includes the 2,741,881 shares beneficially owned by Oracle Investment Management Inc., which include 519,093 warrants to purchase common shares which are exercisable within 60 days of August 31, 2013, and 2,064,624 shares owned by Oracle Associates LLC.
(3)	The shares reported to be beneficially owned by Oracle Investment Management Inc. include the 1,521,873 shares and 519,093 warrants to purchase common shares beneficially owned by Oracle Ten Fund Master, L.P. which are exercisable within 60 days of August 31, 2013.
(4)	The shares reported to be beneficially owned by Oracle Associates LLC include the 1,763,706 shares beneficially owned by Oracle Partners, LP and the 300,918 shares beneficially owned by Oracle Institutional Partners, L.P.
(5)	Includes 47,500 options exercisable within 60 days of August 31, 2013. Gary Pace also has 8,651 warrants to purchase common shares which are exercisable within 60 days of August 31, 2013.
(6)	Includes 34,606 warrants to purchase common shares and 317,814 options exercisable within 60 days of August 31, 2013.
(7)	Includes 176,341 options exercisable within 60 days of August 31, 2013.
(8)	Includes 97,654 options exercisable within 60 days of August 31, 2013.
(9)	Includes 8,653 warrants to purchase common shares and 133,057 options exercisable within 60 days of August 31, 2013.
(10)	Includes 33,542 options exercisable within 60 days of August 31, 2013.

The Corporation has 16 registered shareholders in the U.S. who hold 10,556,280 shares, representing approximately 35.7% of the Corporation’s common shares outstanding as of August 27, 2013.

Certain Relationships and Related Transactions

There were no transactions with related parties during fiscal 2013.

During fiscal 2012, the Company paid legal fees to a law firm where the Company’s Secretary is a partner and to a corporation controlled by the Company’s Secretary. Total fees and disbursements charged to the Company by these companies was $3,783 and are included in general and administrative expenses.

In June, 2011, the Company entered into a consulting agreement with P&S Global Ventures (“P&S”), a company that is controlled by a Director of the Corporation. Total fees and disbursements charged by P&S during the year ended June 30, 2012 was $72,523, which is included in general and administrative expenses. The balance owing at June 30, 2012 is nil. This agreement was terminated effective October 30, 2011.

These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year ended June 30, 2012, the President and Chief Financial Officer left the Company, which resulted in a termination payment of $286,761 in the second quarter of fiscal 2012.

On August 15, 2013, the Company announced the closing of a private placement of 2,625,300 common shares of the Company at a price of US$4.19 per common share, together with warrants to purchase approximately 1,903,000 common shares of the Company. A portion of such shares and warrants were purchased in the private placement by Gary Pace, a director of the Company, Tony Cruz, Chief Executive Officer and Chairman of the Board of Directors of the Company, and Carl Damiani, the Vice President of Business Development of the Company. The Company executed subscription agreements with these individuals in connection with such purchases. The form of such subscription agreements is filed as Exhibit 4.10 to this annual report on Form 20-F.

On September 4, 2013, Transition announced the first patient was dosed in a Phase 2a study of ELND005 in Down Syndrome. Study ELND005-DS201 will evaluate the safety and pharmacokinetics of two doses of ELND005 and placebo in young adults with Down Syndrome without dementia, and will also include select cognitive and behavioural measures.

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

Legal Proceedings

As of June 30, 2013, no litigation, arbitration or claim of material importance was pending and there were no material proceedings in which any director, member of our senior management or any of our affiliates was a party adverse to us or in which such persons or entities had a material interest that was adverse to us or any of our subsidiaries.,

B. Significant Changes

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

	NASDAQ		TSX
	High	Low	High	Low
Yearly Highs and Lows for the Year Ending June 30,
2013	3.84	1.78	3.85	1.82
2012	3.23	1.15	3.00	1.19
2011	5.49	1.81	5.28	1.82
2010	9.00	2.32	9.77	2.36
2009	14.10	2.00	13.67	2.42

Quarterly Highs and Lows
2013
First Quarter (July-September 2012)	2.74	1.78	2.75	1.82
Second Quarter (October-December 2012)	2.56	1.96	2.50	2.20
Third Quarter (January-March 2013)	2.52	1.90	2.50	1.97
Fourth Quarter (April-June 2013)	3.84	1.92	3.85	1.95
2012
First Quarter (July-September 2011)	3.23	1.54	3.00	1.50
Second Quarter (October-December 2011)	1.85	1.15	1.83	1.19
Third Quarter (January-March 2012)	2.25	1.35	2.34	1.32
Fourth Quarter (April-June 2012)	2.35	1.66	2.34	1.64

Monthly Highs and Lows
March 2013	1.99	1.67	2.01	1.68
April 2013	2.00	1.66	1.88	1.64
May 2013	2.35	1.75	2.34	1.68
June 2013	2.16	1.83	2.09	1.91
July 2013	2.74	1.90	2.75	1.87
August 2013	2.73	1.78	2.55	1.82

Item 10. Additional Information

A.	Share Capital.

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

The Corporation has entered into the following material contract, which were not in the ordinary course of business, in the two-year period immediately preceding that filing date of this annual report:

Eli Lilly

On July 23, 2013, the Corporation announced the exclusive licensing of worldwide rights to a novel small molecule transcriptional regulator ("TT-601") from Lilly for the treatment of osteoarthritis ("OA") pain. TT-601 is a potent and selective ligand for a novel nuclear receptor target. Modulating the activity of this novel target in patients with osteoarthritis may provide pain relief to a large segment of OA patients who do not have adequate response to therapy with NSAIDs (non-steroidal anti-inflammatory drugs).

Under the terms of the agreement, the Corporation has acquired the rights to develop and potentially commercialize TT-601. Lilly retains an option to reacquire all rights to TT-601 following review of clinical proof-of-concept study results. If Lilly exercises this option right, Transition would be eligible to receive milestone payments of approximately US$130 million and a high single-digit royalty on sales of products containing TT-601 should such products be successfully commercialized. If Lilly does not exercise this option right, Lilly would be eligible for a low single-digit royalty from the Corporation on sales of products containing TT-601 should such products be successfully commercialized.

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons liable for the Medicare tax on investment income;

•	persons holding a Common Share as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons who acquired Common Shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding Common Shares through partnerships or other pass-through entities for U.S. federal income tax purposes.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES.

A “U.S. Holder” includes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions

 The gross amount of any distribution received by a U.S. Holder with respect to our Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of such U.S. Holder as a dividend to the extent attributable to our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its Common Shares, causing a reduction in the adjusted basis of such Common Shares. Thereafter, to the extent that such distribution exceeds a U.S. Holder’s adjusted tax basis in its Common Shares, the distribution will be treated as gain from the sale or exchange of such Common Shares. Provided that we are not treated as a PFIC, as described below, we believe that we are considered to be a “qualified foreign corporation,” and therefore distributions, if any, to non-corporate U.S. Holders (including individuals) that are treated as dividends should qualify for a reduced rate of tax. If we are a passive foreign investment company under the rules discussed below, distributions treated as dividends will be taxable at the higher ordinary income tax rates. Dividends on our Common Shares paid to corporate shareholders will not be eligible for the dividends received deduction allowed with respect to dividends from domestic corporations under the Code.

 Generally, the amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the spot rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. If the Canadian dollars received as a dividend are converted into U.S. dollars on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars by a U.S. Holder will be treated as U.S.-source ordinary income or loss.

 A U.S. Holder may be entitled to deduct or credit the amount of Canadian withholding tax imposed on dividends paid to such U.S. Holder, subject to applicable limitations in the Code. For purposes of calculating the foreign tax credit, dividends paid on our cCommon Shares generally will be treated as income from foreign sources and generally will constitute “passive category income.” The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, Exchange or Other Taxable Disposition

A U.S. Holder will recognize gain or loss on the sale, exchange or other taxable disposition of our Common Shares in an amount equal to the difference between the amount realized for our Common Shares and the U.S. Holder’s adjusted tax basis in our Common Shares. Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules

 Adverse U.S. federal income tax rules generally apply to U.S. Holders owning shares of a PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is “passive income” (the “income test”), or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties, certain gains from the sales of commodities, and gains from the disposition of passive assets.

 We do not expect to be a PFIC for the current year or for subsequent taxable years. However, because the PFIC determination is made annually at the close of the taxable year in question on the basis of facts and circumstances that may be beyond our control and because the principles and methodology for applying the PFIC tests are not entirely clear, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

 If we were a PFIC in any taxable year during a U.S. Holder’s holding period for our Common Shares, the U.S. Holder generally would be subject to special rules with respect to “excess distributions” made by us on our Common Shares and with respect to gain from the sale, exchange or disposition of our Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S. Holder in any taxable year over 125% of the average annual distributions the U.S. Holder has received from us during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale, exchange or disposition of our Common Shares ratably over its holding period for the Common Shares. The amounts allocated to the taxable year of the sale, exchange or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for the other taxable year, and an interest charge would be imposed on the amount allocated to the taxable year. These rules would apply to a U.S. Holder that held our Common Shares during any year in which we were a PFIC, even if we were not a PFIC in the year in which the U.S. Holder sold our Common Shares or received an excess distribution in respect of its Common Shares.

 If we were a PFIC in any taxable year, then, provided certain requirements were met, a U.S. Holder might be able to make a mark-to-market election to alleviate certain of the tax consequences referred to above. A “qualified electing fund” election would not be available to U.S. Holders, because we do not intend to provide the necessary information to allow U.S. Holders to make such an election for any tax year in which we are a PFIC. If we were a PFIC in any taxable year, special IRS reporting requirements would apply to a U.S. Holder in respect of its Common Shares. U.S. Holders are urged to consult their own tax advisors regarding the tax consequences and reporting obligations that would arise if we were treated as a PFIC for any year as well as the availability of any elections to mitigate the adverse tax consequences to a U.S. Holder if we were a PFIC.

 Information Reporting and Backup Withholding

 Information reporting requirements will apply to the payment of dividends on our Common Shares or the proceeds received on the sale, exchange, or other taxable disposition of Common Shares paid within the U.S. (and in certain cases, outside the U.S.) to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax may apply to such amounts if the U.S. Holder fails to timely provide an accurate taxpayer identification number or is notified by the IRS that it has failed to report dividends or interest required to be shown on its U.S. federal income tax returns. Backup withholding is not an additional tax.  The amount of any backup withholding from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, and may entitle the U.S. Holder to a refund, provided that the required information is provided to the IRS in a timely manner.

Information Reporting with Respect to Foreign Financial Assets

 U.S. individuals that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 (or such higher dollar amount as prescribed by the Secretary of Treasury) are generally required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities.  Under these rules, our Common Shares may be treated as “specified foreign financial assets”.  U.S. Holders are urged to consult their own tax advisors regarding the possible implications of the reporting rules described above.

 The above summary is not intended to constitute a complete analysis of all tax consequences relating to the purchase, ownership and disposition of our Common Shares. Each prospective investor should consult with its own tax advisor concerning the particular tax consequences with regard to its particular circumstances.

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

Provided that the Common Shares are, at the time of disposition, listed on a designated stock exchange for purposes of the Canadian Tax Act (which currently includes Nasdaq and the TSX), and under the Canadian Tax Act currently in force, the Common Shares will not constitute “taxable Canadian property” to a U.S. Holder unless; (i) at any time during the 60-month period immediately preceding the disposition of the Common Shares the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, or the U.S. Holder together with such persons, owned 25% or more of the issued shares of any class or series of our capital stock; and at any time during the 60-month period immediately preceding the disposition of the Common Shares more than 50% of the fair market value of the Common Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, such properties, as such terms are used for purposes of the Canadian Tax Act; or (ii) if the Common Shares are otherwise deemed under the Canadian Tax Act to be taxable Canadian property.

Pursuant to the Convention, even if the Common Shares constitute “taxable Canadian property” of a particular U.S. Holder, any capital gain realized on the disposition of the Common Shares by the U.S. Holder generally will be exempt from tax under the Canadian Tax Act, unless, at the time of disposition, the Common Shares derive their value principally from real property situated in Canada within the meaning of the Convention. U.S Holders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

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

For additional information please see Note 4.1(a)(ii) to the Corporation’s audited consolidated financial statements for the year ended June 30, 2013.

Item 12.    Description of Securities Other than Equity Securities.

Not applicable.

Part II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.    Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Company’s CEO and CFO, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of June 30, 2013 as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of June 30, 2013, the Company’s disclosure controls and procedures were effective.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (1992) (“COSO”) in Internal Control-Integrated Framework. The Company’s management, including the CEO and CFO, concluded that, as of June 30, 2013, the Company’s internal control over financial reporting was effective based on the criteria in Internal Control — Integrated Framework issued by COSO.

Changes in Internal Control over Financial Reporting

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

Item 16B.    Code of Ethics.

The Corporation has adopted a “code of ethics” (as that term is defined in Form 20-F) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (the “Ethics Code”). A copy of the Ethics Code entitled “Code of Business Ethics” is available for viewing on the Corporation’ website at www.transitiontherapeutics.com. A copy of the Ethics Code may be obtained free of charge upon request to the Corporation in writing at the Corporation’s address at 101 College Street, Suite 220, Toronto, Ontario, Canada M5G1L7, Attention: Secretary.

During the fiscal year ended June 30, 2013, there were no amendments to the Ethics Code or waivers, including implicit waivers, from any provision of the Ethics Code.

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

	During the Year Ended June 30, 2013 $	During the Year Ended June 30, 2012 $
Audit Fees (1)	217,300	209,000
Audit-Related Fees (2)	-	13,900
Tax Fees (3)	27,040	27,450
All Other Fees(4)	7,680	29,267
Total	252,020	279,617

__________

Notes:

(1)	During the years ended June 30, 2013 and 2012, “Audit Fees” include fees for the annual audit, quarterly reviews, accounting consultations related to accounting, financial reporting or disclosure matters and assistance with understanding and implementing new accounting and financial reporting guidance from regulatory authorities.
(2)	During the year ended June 30, 2012, “Audit-Related Fees” represents accounting fees associated with the Corporation’s private placement which closed on November 22, 2011.
(3)	During the years ended June 30, 2013 and 2012, “Tax Fees” include fees for assistance in the preparation and review of tax returns and related items, assistance with tax audits, general tax planning and advice relating to tax items such as withholding tax and SR&ED eligibility.
(4)	For the years ended June 30, 2013 and 2012, the category “All Other Fees” includes IFRS fees and a charge from the Corporation’s external auditors for a levy from the Canadian Public Accountability Board.

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

Item 16H.   Mine Safety Disclosure.

Not applicable.

Part III

Item 17.      Financial Statements.

Not applicable.

Item 18.      Financial Statements.

Not applicable.

Item 19.      Exhibits.

Exhibit Number	Description

1.1	Articles of Incorporation of Transition Therapeutics Inc., as amended (incorporated by reference to Exhibit 99.110 of Form 40-F filed on June 5, 2007, File No. 001-33514).

1.2	Bylaws of Transition Therapeutics Inc., as amended (incorporated by reference to Exhibit 99.111 of Form 40-F filed on June 5, 2007, File No. 001-33514).

2.1	Form of Warrant (Canada)

2.2	Form of Warrant (U.S.)

4.1	Collaboration Agreement, dated September 25, 2006, between Waratah Pharmaceuticals Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 99.46 of Form 40-F filed on June 5, 2007, File No. 001-33514).

4.2	Share Purchase Agreement, dated February 24, 2006, among Registrant, 1255205 Ontario Inc., Ellipsis Neurotherapeutics Inc., and other parties named therein (incorporated by reference to Exhibit 99.47 of Form 40-F filed on June 5, 2007, File No. 001-33514).

4.3

Amendment dated December 26, 2010 to the Collaboration Agreement dated September 25, 2006, by and between Waratah Pharmaceuticals Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 10.3 of Form 20-F filed on September 19, 2011, File No. 001-33514).

4.4	License Agreement dated May 28, 2003, by and between Ellipsis Biotherapeutics Corp. and JoAnne McLaurin, PHD, as amended on April 1, 2005. (incorporated by reference to Exhibit 99.2 of Form 6-K filed on March 17, 2008, File No. 001-33514).

4.5	Consent to License – JoAnne McLaurin Novel Treatment for Alzheimer’s Disease and Amyloid Disorders using Inositol-Based Compounds dated May 29, 2003, by the University of Toronto. (incorporated by reference to Exhibit 99.3 of Form 6-K filed on March 17, 2008, File No. 001-33514).

4.6	Consent to Assignment dated November 2, 2004, by and between JoAnne McLaurin, Ellipsis Biotherapeutics Corp. and Ellipsis Neurotherapeutics Inc. (incorporated by reference to Exhibit 99.4 of Form 6-K filed on March 17, 2008, File No. 001-33514).

4.7	Collaboration Agreement dated September 25, 2006, by and between Waratah Pharmaceuticals Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 99.5 of Form 6-K filed on March 28, 2008, File No. 001-33514).

4.8	Collaboration and License Agreement effective as of February 25, 2010, among Waratah Pharmaceuticals Inc. and Eli Lilly and Company (incorporated by reference to Exhibit 99.2 of Form 6-K filed on March 12, 2010, File No. 001-33514).

Exhibit Number	Description

4.9	Collaboration and License Agreement effective as of July 23, 2013, between Transition Therapeutics Inc. and Eli Lilly and Company (incorporated by reference to Exhibit 99.2 of Form 6-K filed on July 26, 2013, File No. 001-33514).

4.10	Form of Subscription Agreement (Canada) between Transition Therapeutics Inc. and certain directors and officers of the Company.

4.11	Form of Subscription Agreement (U.S.) between Transition Therapeutics Inc. and certain shareholders of the Company.

8.1	Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Section 1350 Certification of the Chief Executive Officer.

13.2	Section 1350 Certification of the Chief Financial Officer.

15.1	Consent of PricewaterhouseCoopers LLP.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRANSITION THERAPEUTICS INC.

By	/S/ Nicole Rusaw
Name:	Nicole Rusaw
Title:	Chief Financial Officer

Date: September 11, 2013

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

The shareholders’ auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process. The consolidated financial statements have been examined by the shareholders’ independent auditors, PricewaterhouseCoopers LLP Chartered Professional Accountants, and their report is provided herein.

Tony Cruz	Nicole Rusaw
Chief Executive Officer	Chief Financial Officer

September 6, 2013

Independent Auditor’s Report

To the Shareholders of Transition Therapeutics Inc.

We have audited the accompanying consolidated financial statements of Transition Therapeutics Inc. and its subsidiaries, which comprise the consolidated balance sheets as at June 30, 2013 and June 30, 2012 and the consolidated statements of income (loss) and comprehensive income (loss), cash flows and shareholders’ equity for the three years in the period ended June 30, 2013 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Transition Therapeutics Inc. and its subsidiaries as at June 30, 2013 and June 30, 2012 and their financial performance and their cash flows for the three years in the period ended June 30, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

September 6, 2013

Toronto, Ontario

F-2

Transition Therapeutics Inc.

Audited Consolidated Financial Statements

Transition Therapeutics Inc.

For the years ended June 30, 2013, 2012 and 2011

Transition Therapeutics Inc.

CONSOLIDATED BALANCE SHEETS

In Canadian Dollars	Note	June 30, 2013	June 30, 2012

Assets
Current assets
Cash and cash equivalents	5	23,067,937	12,955,081
Short term investments	5	5,057,702	6,057,264
Other receivables		35,792	43,658
Investment tax credits receivable		180,652	241,951
Prepaid expenses and deposits		359,164	316,286
		28,701,247	19,614,240

Non-current assets
Property and equipment		168,034	215,000
Intangible assets	6	8,938,674	17,263,790
Total assets		37,807,955	37,093,030

Liabilities
Current liabilities
Trade and other payables	7	874,149	1,178,915
Current portion of contingent consideration payable	10	2,321,373	2,321,373
		3,195,522	3,500,288

Non-current liabilities
Contingent consideration payable	10	1,434,958	1,434,958
Leasehold inducement		22,863	34,295
		4,653,343	4,969,541

Equity attributable to owners of the Company
Share capital	11	165,367,524	165,334,259
Contributed surplus	11	14,768,002	13,168,411
Share-based payment reserve	11	2,352,002	2,977,032
Deficit		(149,332,916)	(149,356,213)
		33,154,612	32,123,489

Total liabilities and equity		37,807,955	37,093,030

Contingencies and commitments	16
Subsequent Events	21

The notes are an integral part of these consolidated financial statements

On behalf of the Board:

Tony Cruz	Christopher Henley
Director	Director

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

For the years ended June 30, 2013, 2012 and 2011

In Canadian Dollars	Note	2013	2012	2011

Revenues
Licensing fees	8,9	17,933,500	-	10,251,394
Direct costs of services		-	-	1,299,994
Gross Profit		17,933,500	-	8,951,400

Expenses
Research and development	14	8,862,872	8,198,725	8,493,975
Selling, general and administrative expenses	14	3,557,792	4,407,280	5,208,317
Impairment of intangible assets	6	6,545,821	-	-
Loss on disposal of property and equipment		-	125,748	116,312
		18,966,485	12,731,753	13,818,604

Operating loss		(1,032,985)	(12,731,753)	(4,867,204)

Interest income		146,209	165,070	201,085
Interest expense		-	(851)	(530)
Foreign exchange gain		910,073	297,689	(348,133)
Change in fair value of contingent consideration payable		-	-	(674,831)
Net income (loss) and comprehensive income ( loss) for the year		23,297	(12,269,845)	(5,689,613)
Basic and diluted net income (loss) per common share	15	0.00	(0.48)	(0.25)

The notes are an integral part of these consolidated financial statements

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended June 30, 2013, 2012 and 2011

		Attributable to equity holders of the Company

In Canadian Dollars, except share data	Note	Number of common shares	Share capital	Contributed surplus	Share-based payment reserve	Deficit	Total equity
		#	$	$	$	$	$
Balance, July 1, 2012		26,921,302	165,334,259	13,168,411	2,977,032	(149,356,213)	32,123,489
Net income and comprehensive income for the year		-	-	-	-	23,297	23,297
Share options exercised, expired or cancelled	11c	9,332	33,265	1,599,591	(1,613,259)	-	19,597
Share-based payment compensation expense	11c	-	-	-	988,229	-	988,229
Balance, June 30, 2013		26,930,634	165,367,524	14,768,002	2,352,002	(149,332,916)	33,154,612

Balance, July 1, 2011		23,217,599	160,498,537	11,840,574	3,179,327	(137,086,368)	38,432,070
Net loss and comprehensive loss for the year		-	-	-	-	(12,269,845)	(12,269,845)
Shares issued pursuant to a private placement	11b	3,703,703	4,835,722	-	-	-	4,835,722
Share options expired or cancelled	11c	-	-	1,327,837	(1,327,837)	-	-
Share-based payment compensation expense	11c	-	-	-	1,125,542	-	1,125,542
Balance, June 30, 2012		26,921,302	165,334,259	13,168,411	2,977,032	(149,356,213)	32,123,489

Balance, July 1, 2010		23,217,599	160,498,537	4,800,368	9,228,319	(131,396,755)	43,130,469
Net loss and comprehensive loss for the year						(5,689,613)	(5,689,613)
Share options expired or cancelled	11c	-	-	7,040,206	(7,040,206)	-	-
Share-based payment compensation expense	11c	-	-	-	991,214	-	991,214
Balance, June 30, 2011		23,217,599	160,498,537	11,840,574	3,179,327	(137,086,368)	38,432,070

The notes are an integral part of these consolidated financial statements.

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2013, 2012 and 2011

In Canadian Dollars	Note	2013	2012	2011

Cash flows from operating activities
Net income (loss) for the period		23,297	(12,269,845)	(5,689,613)
Adjustments for:
Depreciation and amortization		1,820,101	1,834,496	2,106,878
Share-based payment compensation expense		988,229	1,125,542	991,214
Impairment of intangible assets		6,545,821	-	-
Loss on disposal of property and equipment		-	125,748	116,312
Accrued interest		524	(1,072)	(38,356)
Unrealized foreign exchange (gain) loss		(410,226)	(416,127)	258,074
Change in working capital	17	(278,479)	906,761	(1,539,112)
Change in fair value of contingent consideration payable		-	-	674,831
Deferred revenue recognized		-	-	(1,299,994)
Net cash provided by (used in) operating activities		8,689,267	(8,694,497)	(4,419,766)

Cash flows from investing activities
Maturity of short term investments		9,023,910	7,568,186	18,488,538
Purchase of short term investments		(8,024,872)	(8,586,022)	(12,980,716)
Proceeds on disposal of property and equipment		5,500	-	41,985
Purchase of property and equipment		(10,772)	(6,799)	(19,636)
Net cash provided by (used in) investing activities		993,766	(1,024,635)	5,530,171

Cash flows from financing activities
Net proceeds from exercise of options		19,597	-	-
Net proceeds from private placement	11	-	4,835,722	-
Net cash provided by financing activities		19,597	4,835,722	-

Foreign exchange gains (losses) on cash and cash equivalents		410,226	416,127	(258,074)

Net increase (decrease) in cash and cash equivalents		10,112,856	(4,467,283)	852,331
Cash and cash equivalents at beginning of year		12,955,081	17,422,364	16,570,033
Cash and cash equivalents at end of year	5	23,067,937	12,955,081	17,422,364

The notes are an integral part of these consolidated financial statements.

Notes to the Audited Consolidated Financial Statements

June 30, 2013

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

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented.

2.1	Basis of preparation

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

The preparation of financial statements in conformity with IFRS requires use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The consolidated financial statements were approved for issuance by the Board of Directors on September 6, 2013.

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

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statement of comprehensive income (loss).

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

2.3	Foreign currency translation

Functional and presentation currency

Items included in the consolidated financial statements are measured using the currency of the primary economic environment in which the Company operates (the functional currency). These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive income (loss).

2.4	Property and equipment

Property and equipment is recorded at historical cost less depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a replaced asset is derecognized when it is replaced. Repairs and maintenance costs are charged to the consolidated statement of comprehensive income (loss) during the period in which they are incurred. Depreciation of property and equipment is calculated using either the straight-line or diminishing balance methods to allocate the cost of each item over its estimated useful life, as follows:

Asset class	Percentage	Method
Computer equipment	30% - 45%	Diminishing balance
Office equipment and furniture	20%	Diminishing balance
Laboratory equipment	20%	Diminishing balance
Leasehold improvements	Term of lease plus one renewal period	Straight-line

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

On disposal of items of property and equipment, the cost and related accumulated depreciation and impairments are removed from the consolidated balance sheet and the net amount, less any proceeds, is taken to the consolidated statement of comprehensive income (loss).

2.5	Intangible assets

Intangible assets consist of intellectual property in the form of technology, patents, licenses and compounds. Separately acquired intangible assets are recorded at historical cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. All intangible assets have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of the intangible assets over their estimated useful lives of 20 years.

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

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

Financial liabilities measured at fair value

The Company’s contingent consideration payable is measured at fair value at each reporting period with changes in the fair value being recorded in the consolidated statement of comprehensive income (loss). The estimate of fair value is based on management’s best estimate of the timing and probability of having to make the contingent payments, discounted at the Company’s weighted average cost of capital.

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

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

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

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the loss is recognized in the consolidated statement of comprehensive income (loss).

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment is recognized in the consolidated statement of comprehensive income (loss).

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

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

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

2.14 Current and deferred income tax

The income tax expense for the period comprises current and deferred tax. Income tax is recognized in the consolidated statement of comprehensive income (loss) except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

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

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

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

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

Amounts resulting from payments received in advance of revenue recognized are recorded as deferred revenue.

The Company is required to assess the profitability of the overall arrangement on a periodic basis throughout the life of the arrangement when events or circumstances indicate a potential change in facts. Such assessment is based on estimates to determine the most likely outcome based on available facts and circumstances at each assessment date. The estimates include the consideration of factors such as the progress and timing of clinical trials, competition in the market, the development progress of other potential competitive therapies, drug related serious adverse events and other safety issues in the clinical trials, pricing reimbursement in relevant markets and historical costs incurred compared to original estimates. When the periodic assessment or other events or circumstances indicate a loss will result from performance under the arrangement, the entire amount of the loss is charged to the statement of comprehensive consolidated income (loss) in the period in which the determination is made.

2.17 Research and development

Research and development expenses include salaries, share-based payments, clinical trial costs, manufacturing and research inventory. Research and development expenditure is charged to the consolidated statement of comprehensive income (loss) in the period in which it is incurred. Development expenditure is capitalized when the criteria for recognizing an asset are met.

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

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

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

IAS 36 – Impairment of Assets (“IAS 36”)

IAS 36 has been amended to include limited scope amendments to the impairment disclosures. The amendments are effective for annual periods beginning on or after January 1, 2014. The Company has not determined the impact of the adoption of this IFRS on the Company’s consolidated financial statements.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

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

The most significant estimates and judgments included in these consolidated financial statements are the evaluation of the profitability of a revenue contract, the valuation and amortization of intangible assets, recognition of deferred income tax assets, valuation of contingent consideration payable and share-based payments.

a)	ESTIMATES

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company’s intangible assets are amortized over the estimated useful life of 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its recoverable amount, which is the higher of its value in use or fair value less costs to sell, an impairment loss is recognized. (Note 6)

Valuation of Contingent Consideration Payable

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005. The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products. An increase of 10% applied to the probability assumptions, with all other variables held constant, would increase the contingent consideration payable by $698,000. Conversely a decrease of 10% applied to the probability assumptions, with all other variables held constant, would decrease the contingent consideration payable by $698,000;

(b)	The probability adjusted cash flows are discounted at a rate of 24% which is management’s best estimate of the Company’s cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $211,913. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $235,888.

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

Valuation Allowance for Deferred Income Tax Assets

The Company has not recognized certain deferred tax assets primarily related to the carry forward of operating losses and qualifying research and development expenses. The Company has determined that it is not probable that these carry forward amounts will be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carry forward amounts, which could result in a material change in our net income (loss) through the recovery of deferred income taxes. However, there is no assurance that the Company will be able to record deferred income tax recoveries in the future.

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

b)	JUDGMENTS

Recognition of Revenue

As a result of the Company’s amendment to the collaboration agreement with Elan, the Company has recognized as revenue all amounts that have been received under the contract. The recognition of revenue requires judgment in evaluating the contractual terms and assessing the Company’s performance towards meeting the contractual obligations.

4. FINANCIAL RISK MANAGEMENT

4.1 Categories of financial assets and liabilities

All financial instruments are measured at amortized cost except for the contingent consideration payable which is at fair value. The following table outlines the Company’s financial instruments, their classification, carrying value and fair value.

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

Financial Instruments as at June 30, 2013	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	23,067,937	23,067,937
Short term investments	Loans and receivables	5,057,702	5,057,212
Accounts payable and accrued liabilities	Other liabilities	874,149	874,149
Contingent consideration payable	Fair value through profit and loss	3,756,331	3,756,331

Financial Instruments as at June 30, 2012	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	11,955,426	11,955,426
Cash equivalents	Loans and receivables	999,655	999,655
Short term investments	Loans and receivables	6,057,264	6,057,087
Accounts payable and accrued liabilities	Other liabilities	1,178,915	1,178,915
Contingent consideration payable	Fair value through profit and loss	3,756,331	3,756,331

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. Fair value of cash equivalents and short term investments is determined based on a valuation model that uses daily pricing reports to determine the amount the holder would receive if the instrument were sold on that day. The fair value of the contingent consideration payable is determined using a valuation model as discussed in note 3.

4.2 Financial risk factors

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

Balances in foreign currencies at June 30, 2013 and 2012 are approximately:

	2013	2012
	US$	US$
Cash and cash equivalents	15,953,520	8,392,258
Short term investments	-	999,740
Trade and other payables	(336,561)	(724,901)
	15,616,959	8,667,097

Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. At June 30, 2013, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, comprehensive income for the year ended June 30, 2013 would have increased by approximately $642,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, comprehensive income for the year ended June 30, 2013 would have decreased by approximately $642,000.

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

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

Interest income from cash, cash equivalents and short term investments was $144,432 for the year ended June 30, 2013 (2012 - $152,971, 2011 - $201,085).

(b) Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company’s exposure to credit risk at the period end is the carrying value of its cash and cash equivalents and short term investments.

The Company manages credit risk by maintaining bank accounts with Schedule 1 banks and investing in cash and cash equivalents with maturities less than 90 days and ratings of R-1 or higher. Short term investments consist of bankers’ acceptances and other debentures maturing in less than 12 months and ratings of R-1 or higher. At June 30, 2013, cash and cash equivalents and short term investments are spread amongst two Canadian financial institutions.

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

At June 30, 2013 the Company’s financial liabilities which include trade and other payables are current and are expected to be repaid within 1 to 3 months of the period end date.

The contingent consideration payable is expected to be paid as follows:

Fiscal year ending June 30, 2014	$2,847,759
Fiscal year ending June 30, 2016	$8,068,760

4.3 Capital risk management

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

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

The Company includes equity comprised of issued share capital, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements primarily through share issuances since inception and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the year ended June 30, 2013 from the year ended June 30, 2012.

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

5. CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase.

Short term investments consist of medium term note debentures totaling $5,057,702 at June 30, 2013 [June 30, 2012 – 6,057,264] with ratings of R1 or higher and maturity dates between October 21, 2013 and April 8, 2014. There were no gains or losses realized on the disposal of the short term investments in 2013, 2012 and 2011, as all the financial assets were held to their redemption date.

Cash and cash equivalents consist of the following:

	June 30, 2013	June 30, 2012	June 30, 2011
	$	$	$
Cash	23,067,937	11,955,426	11,505,222
Cash equivalents	-	999,655	5,064,811
	23,067,937	12,955,081	16,570,033

6. INTANGIBLE ASSETS

Intangible assets consist of the following:

	Technology acquired (ELND005)	NMX Compounds acquired (TT-301/302)	Lilly Licenses acquired (TT-401/402)	Total
	$	$	$	$
As at July 1, 2012
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(11,501,321)	(3,800,410)	(123,631)	(15,425,362)
Net book value	9,046,672	7,284,849	932,269	17,263,790
As at June 30, 2013
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(12,488,792)	(11,085,259)	(176,427)	(23,750,478)
Net book value June 30, 2013	8,059,201	-	879,473	8,938,674
Year ended June 30, 2013
Opening net book value	9,046,672	7,284,849	932,269	17,263,790
Amortization charge	(987,471)	(739,028)	(52,796)	(1,779,295)
Impairment charge	-	(6,545,821)	-	(6,545,821)
Net book value June 30, 2013	8,059,201	-	879,473	8,938,674

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

	Technology acquired (ELND005)	NMX Compounds acquired (TT-301/302)	Lilly Licenses acquired (TT-401/402)	Total
	$	$	$	$
As at July 1, 2011
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(10,513,849)	(3,061,382)	(70,835)	(13,646,066)
Net book value	10,034,144	8,023,877	985,065	19,043,086
As at June 30, 2012
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(11,501,321)	(3,800,410)	(123,631)	(15,425,362)
Net book value June 30, 2012	9,046,672	7,284,849	932,269	17,263,790

Period ended June 30, 2012
Opening net book value	10,034,144	8,023,877	985,065	19,043,086
Amortization charge	(987,472)	(739,028)	(52,796)	(1,779,296)
Net book value June 30, 2012	9,046,672	7,284,849	932,269	17,263,790

During the year ended June 30, 2013, the Company decided to no longer develop TT-301 and TT-302, the compounds acquired from NMX. As the Company no longer expects to receive any benefits from the technology, the Company assessed the compounds for impairment and determined that the recoverable amount of the compounds was nil at June 30, 2013. Accordingly, the Company has recognized an impairment loss of $6,545,821. The Company has terminated the licensing agreement with Northwestern University and has no further commitments relating to this technology.

The amortization of all intangible assets relates to the research and development efforts of the Company and has therefore been included in the “research and development” line in the consolidated statement of comprehensive income (loss).

7. TRADE AND OTHER PAYABLES

Trade and other payables consist of the following:

	June 30, 2013	June 30, 2012
	$	$
Accrued expenses	874,149	1,178,915

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

8.	GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan Pharma International Limited (“Elan”) and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND005, for the treatment of Alzheimer's disease. On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005. To date, the Company has received milestone payments of US$40 million.

As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialization.

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 and has relinquished its 30% ownership of ELND005 to Elan. In light of the amendments to the collaboration agreement, the Company no longer has any funding obligations to Elan for the development of ELND005.

During the year ended June 30, 2013, Elan dosed the first patient in a Phase 2 clinical study of ELND005 in bipolar disorder. In light of this milestone being achieved, the Company recognized revenue of $10,815,200 (US$11 million) during the year ending June 30, 2013. The amount was received on October 1, 2012. During the year ended June 30, 2011, the Company recognized revenue of $10,251,394 and related costs of $1,299,994.

9.	LICENSING AND COLLABORATION AGREEMENT WITH ELI LILLY AND COMPANY

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

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and retained the option to reacquire the rights to the compounds at a later date. The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

In June 2013, Lilly exercised their option and assumed all development and commercialization rights to type 2 diabetes drug candidate TT-401. In conjunction with this assumption of rights, Transition received a milestone payment of $7,118,300 (US$7 million) which has been recognized as revenue during the year ended June 30, 2013. Lilly will assume all costs and perform all future development and commercialization activities of TT-401, and Transition will pay US$14 million to Lilly in three separate installments during the Phase 2 clinical study. In return, Transition is eligible to receive up to approximately US$240 million in additional milestone payments and will also be eligible to receive a double-digit royalty on sales of TT-401 products and a low single digit royalty on related compounds.

10. CONTINGENT CONSIDERATION PAYABLE

Under the terms of the ENI acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of the ELND005 (AZD-103) product.

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

At June 30, 2013 and 2012, an amount of $3,756,331 is recognized as contingent consideration payable based on management’s estimates of future expected payments to the former shareholders of ENI. During the years ended June 30, 2013 and June 30, 2012, no contingent consideration was paid. The change in the fair value for the years ended June 30, 2013, June 30, 2012 and June 30, 2011 was nil, nil and $674,831, respectively.

Significant assumptions and the sensitivity of changes to these assumptions are discussed in Note 3.

11. SHARE CAPITAL

[a] Authorized

At June 30, 2013, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

[b] Common shares issued and outstanding during the period

On November 22, 2011, the Company announced the closing of its private placement financing issuing 3,703,703 common shares at a price of US$1.35 per share, raising gross proceeds of $5,095,000 (US$5,000,000). The Company incurred total share issuance costs of $259,000, resulting in net cash proceeds of approximately $4,836,000.

At June 30, 2013, there were 26,930,634 common shares issued and outstanding [June 30, 2012 – 26,921,302].

[c] Stock Options

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2012	1,949,919	2,977,032	4.10
Stock options issued [i]	325,000	-	3.64
Stock options exercised [ii]	(9,332)	(13,668)	2.10
Stock options expired [iii]	(210,920)	(1,190,334)	13.62
Stock options forfeited or cancelled [iv]	(182,667)	(409,257)	3.56
Stock based compensation expense	-	988,229	-
Stock options outstanding, June 30, 2013	1,872,000	2,352,002	2.97

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2011	1,549,101	3,179,327	5.57
Stock options issued [i]	744,000	-	2.10
Stock options expired [iii]	(215,222)	(1,113,837)	5.18
Stock options forfeited or cancelled [iv]	(127,960)	(214,000)	6.01
Stock based compensation expense	-	1,125,542	—
Stock options outstanding, June 30, 2012	1,949,919	2,977,032	4.10

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2010	2,070,127	9,228,319	10.80
Stock options issued [i]	792,000	-	3.28
Stock options expired [iii]	(245,321)	(1,208,532)	7.45
Stock options forfeited or cancelled [iv]	(1,067,705)	(5,831,674)	13.58
Stock based compensation expense	-	991,214	-
Stock options outstanding, June 30, 2011	1,549,101	3,179,327	5.57

[i]	The fair value of the stock options issued during the year ended June 30, 2013 was $853,800 [2012 - $1,091,648; 2011 – $1,868,700].

[ii]	During the year ended June 30, 2013, 9,332 stock options were exercised. These stock options had a fair value of $13,668 at the grant date and resulted in cash proceeds to the Company of $19,597. There were no stock options exercised during the years ended June 30, 2012 and June 30, 2011.

[iii]	During the year ended June 30, 2013, 210,920 stock options expired unexercised [2012 – 215,222; 2011-245,321]. These stock options had a fair value of $1,190,334 which has been reclassified to contributed surplus [2012 - $1,113,837; 2011 - $1,208,532].

[iv]	During the year ended June 30, 2013, 182,667 stock options were forfeited or cancelled, of which 178,000 were fully vested. The vested options had a fair value of $409,257 which has been reclassified to contributed surplus.

In the year ended June 30, 2012, 127,960 stock options were forfeited or cancelled, of which 34,195 were fully vested. The vested options had a fair value of $214,000 which has been reclassified to contributed surplus.

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

[v]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at June 30, 2013 are $5,563,736 [June 30, 2012 - $7,991,811].

12. STOCK-BASED COMPENSATION PLANS

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

Notes to the Audited Consolidated Financial Statements

June 30, 2013

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

The Stock Option Plan was not re-approved at the 2011 annual meeting of the Company and as a result, in December, 2012, shareholders voted in favour of approving 684,000 options granted to management, directors and employees outside of the plan. Shareholders also voted to reapprove and reaffirm the unallocated options under the plan as required every three years.

All stock options granted under the Plan must be exercised within a maximum period of ten years following the grant date thereof. The maximum number of common shares that may be issued pursuant to stock options granted under the Plan shall not exceed 10% of the issued and outstanding common shares. As at June 30, 2013, there are 821,063 options available for issuance under the Plan. The maximum number of common shares that may be issued to any individual pursuant to stock options granted under the Plan will not exceed 5% of the outstanding common shares and the total number of common shares that may be issued to consultants pursuant to stock options granted under the Plan will not exceed 2% of the issued and outstanding common shares in any twelve month period. The vesting period is determined at the time of each option grant but must not exceed five years.

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

A summary of options outstanding as at June 30, 2013 under the plans are presented below:

	Outstanding			Exercisable
Range of exercise prices $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $
2.09-2.10	730,000	8.93	2.10	267,403	8.93	2.10
3.00-3.22	442,000	7.92	3.19	258,909	7.93	3.17
3.42-3.66	510,000	7.12	3.58	151,232	2.09	3.48
4.15-4.29	190,000	0.97	4.18	190,000	0.97	4.18
	1,872,000			867,544

A summary of options outstanding as at June 30, 2012 under the plans are presented below:

	Outstanding			Exercisable
Range of exercise prices $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $
2.09-3.00	804,000	9.86	2.17	48,922	9.36	2.65
3.22-4.15	934,999	5.78	3.51	551,435	4.70	3.61
11.55-13.00	97,000	0.72	12.97	97,000	0.72	12.97
13.50-15.48	113,920	0.73	14.17	113,920	0.73	14.17
	1,949,919			811,277

A summary of options outstanding as at June 30, 2011 under the plans are presented below:

	Outstanding			Exercisable
Range of exercise prices $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $
3.00-7.65	1,270,404	5.98	3.75	416,643	2.14	4.51
8.51-12.78	13,812	1.61	11.02	12,704	1.61	11.01
13.00-14.58	197,662	1.85	13.37	174,618	1.84	13.37
15.48-18.00	67,223	0.95	15.82	67,223	0.95	15.82
	1,549,101			671,188

For the year ended June 30, 2013, total stock based compensation expense was $988,229 [2012 - $1,125,542; 2011 - $991,214], split between general and administrative expense of $579,291 [2012 - $777,797; 2011 - $541,189] and research and development of $408,938 [2012 - $347,745; 2011 - $450,025].

The fair value of options granted during fiscal 2013 is $853,800 [2012 - $1,091,648; 2011 - $868,700]. The fair value of the options at the date of grant for the year ended June 30, 2013 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option life of 8 years [2012 - 8 years; 2011 – 4 years for options granted prior to December 7, 2010, 8 year life for options granted thereafter], volatility of 0.743 [2012 – between 0.731 and 0.733; 2011 – between 0.778 and 0.840], risk free interest rate of 1.75% [2012 –1.52%; 2011 – between 2.29% and 2.95%] and a dividend yield of 0% [2012 - 0%; 2011 – 0%].

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

The weighted average grant date fair value of options granted during the year ended June 30, 2013 was $2.63 [2012 - $1.47; 2011 - $2.36].

As at June 30, 2013, 2012 and 2011, total compensation cost related to non-vested awards not yet recognized is $1,202,255, $1,372,169, $2,132,284, respectively. The weighted average period over which it is expected to be recognized is 28, 33 and 38 months, respectively.

For fiscal 2013, the weighted average exercise price and the weighted average remaining contractual life of the outstanding stock options are $2.97 and 7.39 years [2012 - $4.10 and 6.84 years; 2011 - $5.57 and 5.2 years]. The weighted average exercise price and the weighted average remaining contractual life of the exercisable stock options are $3.11 and 5.70 years [2012 - $6.19 and 3.82 years; 2011 - $8.07 and 1.93 years].

The intrinsic value of options exercised during fiscal 2013 is $17,596 [2012 – nil; 2011 -nil] and the intrinsic value of options granted for fiscal 2013, 2012 and 2011 is nil.

13. INCOME TAXES

[a] As at June 30, 2013, the Company has total Canadian non-capital losses of approximately $50,544,000 [2012- $62,095,000] available for carryforward. The non-capital losses will begin to expire as follows:

$
2014	2,513,000
2015	3,407,000
2026	4,547,000
2027	5,239,000
2028	4,470,000
2029	5,481,000
2030	10,188,000
2031	5,677,000
2032	6,565,000
2033	2,457,000
50,544,000

As at June 30, 2013, the Company also has approximately $37,915,000 [2012 - $35,645,000] in Canadian scientific research and experimental development expenditures which can be carried forward indefinitely to reduce future years’ taxable income. During fiscal 2013 the Company recorded $293,000 [2012 - $299,142; 2011 - $284,281] of refundable provincial ITCs which was recorded as a reduction to research and development, net. The Company has approximately $8,985,000 [2012 - $7,973,000] in federal ITCs and $707,000 [2012 - $628,000] of non-refundable Ontario Research Development Tax Credits that can be carried forward for up to twenty years and used to reduce the Company’s taxes payable.

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

[b] Significant components of the Company’s unrecognized deferred tax assets and deferred tax liabilities are as follows:

	2013	2012
	$	$
Deferred tax assets not recognized
Capital and intangible assets	2,090,269	2,076,426
Non-capital loss carryforwards	12,855,338	13,735,146
Canadian scientific research and experimental development expenditures	10,047,349	9,445,807
Investment tax credits	7,881,020	7,024,663
Contingent consideration payable	995,428	995,428
Financing and share issuance costs	45,212	60,282
Loss on disposal of SCT shares	33,681	33,681
Total deferred tax assets not recognized	33,948,297	33,371,433

Deferred tax assets and liabilities	2013	2012
Intangible assets	(531,563)	(2,737,721)
Leasehold inducement	(6,058)	(9,088)
Non-capital loss carryforwards	537,621	2,746,809
Net deferred tax liability	—	—

[c] The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery is as follows:

	2013	2012	2011
	$	$	$
Tax expense (recovery) at combined federal and provincial rates of 26.5% (2012 – 27.25%; 2011 – 29.25%)	6,174	(3,343,532)	(1,664,212)
Non-deductible permanent differences: Stock-based compensation	261,881	306,710	726,262
Other permanent and non-deductible items	8,576	5,151	10,705
Change in future tax rates	-	(1,220,582)	-
Deferred tax assets (recognized) not recognized for accounting	(276,631)	4,252,253	927,245
	-	-	-

14. EXPENSES BY NATURE

	2013	2012	2011
	$	$	$
Research and development
Clinical trials and manufacturing	5,084,737	4,448,928	3,934,091
Amortization	1,803,037	1,810,101	2,075,147
Salaries and benefits	1,506,136	1,495,214	1,977,344
Stock compensation expense	408,938	347,745	450,025
Facility lease costs and utilities	176,153	208,083	142,062
Insurance	90,475	92,189	89,202
General laboratory supplies and materials	86,288	95,607	110,385
Ontario investment tax credits	(292,892)	(299,142)	(284,281)
	8,862,872	8,198,725	8,493,975
Selling, general and administrative expenses
Salaries and benefits	1,569,777	1,819,449	2,220,119
Professional fees and services	394,549	693,209	857,070
Insurance	250,252	267,208	441,400
Stock compensation expense	579,291	777,797	541,189
Facility lease costs and utilities	149,046	178,959	414,675
Business development, corporate communication and investor relations	354,511	383,287	296,751
Regulatory and stock transfer fees	94,481	84,162	136,159
Office and related expenses	148,821	178,814	269,223
Amortization	17,064	24,395	31,731
	3,557,792	4,407,280	5,208,317

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

15. EARNINGS (LOSS) PER SHARE

Basic and diluted loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year. The outstanding options to purchase common shares of 1,872,000 [June 30, 2012 – 1,949,919; 2011 – 1,549,101] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive due to the losses incurred in the period or the average price per common share was in excess of the exercise price. For the years ended June 30, 2013, 2012 and 2011, 79,908 contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

	2013	2012	2011
Income (loss) attributable to equity holders of the Company	$23,297	$(12,269,845)	$(5,689,613)

Weighted average number of common shares outstanding	26,841,528	25,384,199	23,137,691

16. CONTINGENCIES AND COMMITMENTS

[a] As at June 30, 2013, the Company is committed to aggregate expenditures of $7,000 [2012 -$4,000 ] under its collaboration agreements. In addition, at June 30, 2013, the Company is committed to aggregate expenditures of approximately $187,000 [2012 - $2,654,000] for clinical and toxicity studies to be completed during fiscal 2014, approximately $244,000 [2012 - $711,000] for manufacturing agreements and approximately $11,000 for consulting and other agreements [2012 – $8,000].

Subsequent to June 30, 2013, the Company entered into manufacturing and clinical and toxicity study agreements aggregating approximately $1,100,000.

[b] The Company leases premises under an operating lease which originally expired on June 30, 2011 but the Company has elected to extend to 2015. In addition, the Company leases photocopiers under operating leases that expire on various dates to March 2015. Future minimum annual lease payments under these operating leases, in aggregate and over the next five years are as follows:

$

2014	158,666
2015	131,763
290,429

During the year, the rental expense for the various premises under operating leases was $163,660 [2012 - $384,115; 2011 - $550,314].

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

[c] The following commitments are associated with Waratah:

[i]	ELND005 Technology License:

The Company has a worldwide exclusive license to intellectual property relating to ELND005 with the inventor, an Alzheimer’s disease researcher at the University of Toronto. Under the agreement, the inventor may receive milestone payments of up to $150,000. For therapeutic products, a royalty of 2.5% will be due on the first $100,000,000 of revenues received by the Company and 1.5% of revenues thereafter. For diagnostic products, a royalty of 10% will be due on the first $100,000,000 of revenues received by the Company and 7% of revenues thereafter. Also, the inventor may receive up to $25,000 for additional patent applications under this license. The agreement remains in force until the expiration of the last to expire patent.

In addition, under the terms of the ENI acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of ELND005 product.

[ii]	TT-401 Diabetes Technology

TT-401 is a dual agonist of the GLP-1 (Glucagon-Like Peptide-1) and glucagon receptors which is being developed to treat type 2 diabetes and accompanying obesity. In March 2010, Transition entered into a licensing and collaboration agreement with Eli Lilly and Company, where Transition acquired the rights to a series of pre-clinical compounds from Lilly, including TT-401 for the treatment of type 2 diabetes.

In June, 2013, Lilly and Transition have amended their agreement to address future development of TT-401 and associated financial arrangements. Lilly will assume all costs and perform all future development and commercialization activities of TT-401. Transition will contribute payment of US$14 million to Lilly in three separate installments during the Phase 2 clinical study. If TT-401 is successfully commercialized, Transition will be eligible to receive approximately US$240 million in additional milestone payments. Transition will also be eligible to receive a double-digit royalty on sales of TT-401 products and a low single digit royalty on related compounds.

17.  CHANGE IN WORKING CAPITAL

The change in working capital consists of the following:

	2013	2012	2011
	$	$	$
Trade and other receivables	7,866	111,819	(29,976)
Investment tax credits receivable	61,299	126,673	(162,311)
Prepaid expenses and deposits	(42,878)	434,714	(201,782)
Trade and other payables	(304,766)	233,555	(1,145,043)
	(278,479)	906,761	(1,539,112)

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

18. RELATED PARTY TRANSACTIONS

Key management compensation

Key management includes the Company’s directors, and members of the senior management team. The compensation paid or payable to key management for employee services is show below:

	2013	2012	2011
	$	$	$
Salaries and other short-term employee benefits	1,714,325	1,391,281	1,803,520
Termination benefits	-	286,761	-
Stock-compensation expenses	860,897	1,018,174	889,070
	2,575,222	2,696,216	2,692,590

During fiscal 2012, the Company paid legal fees to a law firm where the Company’s Secretary is a partner and to a corporation controlled by the Company’s Secretary. Total fees and disbursements charged to the Company by these companies was nil [2012 – $3,783; 2011 - nil] and are included in general and administrative expenses. The balance owing at June 30, 2013 and 2012 is nil.

During the year ended June 30, 2012, the President and Chief Financial Officer left the Company, which resulted in a termination payment of $286,761 in the second quarter of fiscal 2012.

In June, 2011, the Company entered into a consulting agreement with P&S Global Ventures (“P&S”), a company that is controlled by a Director of the Company. Total fees and disbursements charged by P&S during the year ended June 30, 2012 was $72,523 (2011 - $24,195) which is included in general and administrative expenses. The balance owing at June 30, 2012 is nil. This agreement was terminated effective October 30, 2011.

These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

19. GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

20. SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. Total revenue recognized during the year ended June 30, 2013 amounted to $17,933,500. The Company received $10,815,200 from Elan, a company based in Ireland and received the balance of $7,118,300 from Eli Lilly and Company, a company based in the United States of America. All revenues recognized during the year ended June 30, 2011 are from one partner, Elan.

21. SUBSEQUENT EVENTS

[i]	On July 23, 2013, the Company entered into an exclusive licensing agreement with Lilly for the worldwide rights to a novel small molecule transcriptional regulator ("TT-601") for the treatment of osteoarthritis pain.

Under the terms of the agreement, Transition has acquired the rights to develop and potentially commercialize TT-601. As part of this development, Transition plans to file an Investigational New Drug (“IND”) application with the Food and Drug Administration to seek clearance for clinical development of TT-601. Following the IND filing, Transition has an option to continue development into clinical studies. Should Transition proceed with development following the IND filing, Transition shall pay Lilly US$1 million.

Also as part of the agreement, Lilly retains an option to reacquire all rights to TT-601 following review of clinical proof-of-concept study results. If Lilly exercises this option right, Transition would be eligible to receive milestone payments of approximately US$130 million and a high single-digit royalty on sales of products containing TT-601 should such products be successfully commercialized. If Lilly does not exercise this option right, Lilly would be eligible for a low single-digit royalty from Transition on sales of products containing TT-601 should such products be successfully commercialized.

Notes to the Audited Consolidated Financial Statements

June 30, 2013

(In Canadian Dollars)

[ii]	On August 15, 2013, the Company announced the closing of its private placement financing issuing 2,625,300 units of the Company to existing shareholders, members of the Board of Directors and management at a price of US$4.19 per share, raising gross proceeds of US$11.0 million. Each unit consists of (i) one common share, (ii) 0.325 Common Share purchase warrant with a purchase price of US$4.60 per whole warrant and (iii) 0.4 Common Share purchase warrant with a purchase price of US$6.50 per whole warrant. Each whole warrant will entitle the holder, within two years of the closing date, to purchase one additional common share in the capital of the Company. If and when all of the warrants are exercised, the Company may realize up to an additional US$10.7 million in proceeds.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Articles of Incorporation of Transition Therapeutics Inc., as amended (incorporated by reference to Exhibit 99.110 of Form 40-F filed on June 5, 2007, File No. 001-33514).

1.2	Bylaws of Transition Therapeutics Inc., as amended (incorporated by reference to Exhibit 99.111 of Form 40-F filed on June 5, 2007, File No. 001-33514).

2.1	Form of Warrant (Canada)

2.2	Form of Warrant (U.S.)

4.1	Collaboration Agreement, dated September 25, 2006, between Waratah Pharmaceuticals Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 99.46 of Form 40-F filed on June 5, 2007, File No. 001-33514).

4.2	Share Purchase Agreement, dated February 24, 2006, among Registrant, 1255205 Ontario Inc., Ellipsis Neurotherapeutics Inc., and other parties named therein (incorporated by reference to Exhibit 99.47 of Form 40-F filed on June 5, 2007, File No. 001-33514).

4.3

Amendment dated December 26, 2010 to the Collaboration Agreement dated September 25, 2006,by and between Waratah Pharmaceuticals Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 10.3 of Form 20-F filed on September 19, 2011, File No. 001-33514).

4.4	License Agreement dated May 28, 2003, by and between Ellipsis Biotherapeutics Corp. and JoAnne McLaurin, PHD, as amended on April 1, 2005. (incorporated by reference to Exhibit 99.2 of Form 6-K filed on March 17, 2008, File No. 001-33514).

4.5	Consent to License – JoAnne McLaurin Novel Treatment for Alzheimer’s Disease and Amyloid Disorders using Inositol-Based Compounds dated May 29, 2003, by the University of Toronto. (incorporated by reference to Exhibit 99.3 of Form 6-K filed on March 17, 2008, File No. 001-33514).

4.6	Consent to Assignment dated November 2, 2004, by and between JoAnne McLaurin, Ellipsis Biotherapeutics Corp. and Ellipsis Neurotherapeutics Inc. (incorporated by reference to Exhibit 99.4 of Form 6-K filed on March 17, 2008, File No. 001-33514).

4.7	Collaboration Agreement dated September 25, 2006, by and between Waratah Pharmaceuticals Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 99.5 of Form 6-K filed on March 28, 2008, File No. 001-33514).

4.8	Collaboration and License Agreement effective as of February 25, 2010, among Waratah Pharmaceuticals Inc. and Eli Lilly and Company (incorporated by reference to Exhibit 99.2 of Form 6-K filed on March 12, 2010, File No. 001-33514).

4.9	Collaboration and License Agreement effective as of July 23, 2013, between Transition Therapeutics Inc. and Eli Lilly and Company (incorporated by reference to Exhibit 99.2 of Form 6-K filed on July 26, 2013, File No. 001-33514).

4.10	Form of Subscription Agreement (Canada) between Transition Therapeutics Inc. and certain directors and officers of the Company.

4.11	Form of Subscription Agreement (U.S.) between Transition Therapeutics Inc. and certain shareholders of the Company.

Exhibit Number	Description

8.1	Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Section 1350 Certification of the Chief Executive Officer.

13.2	Section 1350 Certification of the Chief Financial Officer.

15.1	Consent of PricewaterhouseCoopers LLP.