Form 40-F
period 2014-06-30
Transition Therapeutics Inc.
filed 2014-09-25
CIK 1399250

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2014	Commission File Number: 001-33514

TRANSITION THERAPEUTICS INC.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	2800	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of June 30, 2014: 35,303,913 shares of Common Shares were outstanding.

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

            ☐  Yes                ☐  No

The documents (or portions thereof) forming part of this Form 40-F are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended:

Registration Statement on Form F-3 (File No. 333-189879)
Registration Statement on Form S-8 (File No. 333-157279)

Unless otherwise indicated or the context otherwise requires, the following terms used in this Annual Report will have the meanings below:

•	the term “Company” refers to Transition Therapeutics Inc.; and

•	the terms “we,” ‘“us,” “our’” or similar terms refer to the Company and its wholly-owned subsidiaries.

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars.

FORWARD-LOOKING STATEMENTS

This Annual Report includes and incorporates by reference certain forward-looking statements. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes or statements.

Forward-looking statements in this Annual Report include, but are not limited to, statements with respect to: the clinical study phases of the Company’s product candidates which the Company expects to complete in fiscal 2015 and beyond; the ability of the Company’s business model to maximize shareholder returns; the potential for ELND005 to slow the progression of Alzheimer’s disease and improve symptoms; the potential for ELND005 to be effective for the treatment of agitation and or aggression in patients with Alzheimer’s disease; the potential for ELND005 to be effective for the treatment of Down syndrome; the timing and manner of future clinical development of ELND005; the global population size of those affected by Alzheimer’s disease; the demand for a product that can slow or reverse the progression of Alzheimer’s disease; the demand for a product that can reduce the emergence of neuropsychiatric symptoms like depression, anxiety, agitation and aggression in Alzheimer’s disease; the potential clinical benefit of ELND005 in the treatment of other disease indications; the development of TT401 and the series of preclinical compounds in-licensed from Eli Lilly and Company (“Lilly”) and their potential benefit in type 2 diabetes patients and obese individuals; the timing and manner of future clinical development of TT401 performed by Lilly; the engagement of third party manufacturers to produce the Company’s drug substances and products; the potential future in-licensing of additional drug candidates to expand the development pipeline; the intention of the Company to make collaborative arrangements for the marketing and distribution of its products and the impact of human capital on the growth and success of the Company.

This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this Annual Report unless otherwise stated, and the Company will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) the assumption that the Company will be able to obtain sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) the risk that the Company may not be able to capitalize on partnering and acquisition opportunities, (iii) the assumption that the Company will obtain favorable clinical trial results in the expected timeframe, (iv) the assumption that the Company will be able to adequately protect proprietary information and technology from competitors, (v) the risks relating to the uncertainties of the regulatory approval process, (vi) the impact of competitive products and pricing and the assumption that the Company will be able to compete in the targeted markets, and (vii) the risk that the Company may be unable to retain key personnel or maintain third party relationships, including relationships with key collaborators.

The Company’s Annual Information Form for the fiscal year ended June 30, 2014, which is attached hereto as Exhibit 99.1, particularly in the section entitled “Risks and Uncertainties”, and Management’s Discussion and Analysis for the fiscal year ended June 30, 2014, which is attached hereto as Exhibit 99.2, discuss these and other risks, uncertainties and factors that the Company’s management believes could cause actual results or events to differ materially from the forward-looking statements. Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking information, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking information.

1

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Prospective investors should carefully consider the information contained under the heading “Risks and Uncertainties” in the Company’s Annual Information Form for the fiscal year ended June 30, 2014 and Management’s Discussion and Analysis for the fiscal year ended June 30, 2014 and all other information included in the Annual Information Form and this Annual Report before making investment decisions with regard to the securities of the Company.

DIFFERENCES IN NASDAQ AND CANADIAN CORPORATE GOVERNANCE REQUIREMENTS

The Company is a foreign private issuer and its common shares are listed on the NASDAQ Stock Market (“NASDAQ”).

NASDAQ Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to distribute annual and interim reports set forth in Rule 5250(d), and the Direct Registration Program requirement set forth in Rules 5210(c) and 5255; provided, however, that such a company shall comply with the Notification of Material Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii).

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

In addition, the Company does not follow Rule 5635, which establishes shareholder approval requirements prior to the issuance of securities in certain circumstances. In lieu of following Rule 5635, the Company follows the rules of the Toronto Stock Exchange.

The foregoing is consistent with the laws, customs and practices in Canada.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(3) of Form 40-F, the Company hereby files and incorporates by reference the following documents, which are filed as Exhibits 99.1 to 99.3 hereto:

(a)   Annual Information Form for the fiscal year ended June 30, 2014;

(b)   Management’s Discussion and Analysis for the fiscal year ended June 30, 2014; and

(c)    Consolidated Financial Statements for the fiscal year ended June 30, 2014.

2

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

(a)   Certifications. See Exhibits 99.4 through 99.7 to this Annual Report on Form 40-F.

(b)   Evaluation of Disclosure Controls and Procedures. The Company’s chief executive officer and its chief financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 40-F, have concluded, based upon such evaluation, that the Company’s disclosure controls and procedures were effective as of the end of such period.

(c)   Management’s Report on Internal Control over Financial Reporting. Management’s Report on Internal Control over Financial Reporting is included on p. 19 of Exhibit 99.2 hereto and is incorporated by reference herein.

(d)   Attestation Report of the Registered Public Accounting Firm. The attestation report of PricewaterhouseCoopers LLP on management’s assessment of internal control over financial reporting is included in Exhibit 99.3 hereto and is incorporated by reference herein.

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

CODE OF ETHICS

The Company has adopted a “code of ethics” (as that term is defined in Form 40-F) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (the “Ethics Code”). A copy of the Ethics Code entitled “Code of Business Conduct and Ethics” is available for viewing on the Company’ website at www.transitiontherapeutics.com.

During the fiscal year ended June 30, 2014, there were no amendments to the Ethics Code or waivers, including implicit waivers, from any provision of the Ethics Code.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Company’s annual financial statements is included under the heading “Audit Committee – External Auditor Service Fees” in the Company’s Annual Information Form for the fiscal year ended June 30, 2014, filed as part of this Annual Report on Form 40-F as Exhibit 99.1.

Audit-Related Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP for audit-related services is included under the heading “Audit Committee – External Auditor Service Fees” in the Company’s Annual Information Form for the fiscal year ended June 30, 2014, filed as part of this Annual Report on Form 40-F as Exhibit 99.1.

3

Tax Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice and tax planning is included under the heading “Audit Committee – External Auditor Service Fees” in the Company’s Annual Information Form for the fiscal year ended June 30, 2014, filed as part of this Annual Report on Form 40-F as Exhibit 99.1.

All Other Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers LLP for services provided other than the services described above is included under the heading “Audit Committee – External Auditor Service Fees” in the Company’s Annual Information Form for the fiscal year ended June 30, 2014, filed as part of this Annual Report on Form 40-F as Exhibit 99.1.

Pre-Approval Policies and Procedures

A description of the Audit Committee’s pre-approval policies and procedures is included under the heading “Audit Committee – Pre-Approval Policies and Procedures” in the Company’s Annual Information Form for the fiscal year ended June 30, 2014, filed as part of this Annual Report on Form 40-F as Exhibit 99.1.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any “off-balance sheet arrangements” as that term is defined in General Instruction B.(11) of Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Company’s tabular disclosure of contractual obligations at June 30, 2014 is included under the heading “Liquidity and Capital Resources” in Management’s Discussion and Analysis for the fiscal year ended June 30, 2014 of the Company, filed as part of this Annual Report on Form 40-F as Exhibit 99.2.

AUDIT COMMITTEE

The Company has a separately-designated standing Audit Committee established in accordance with section 3(a)(58) of the Exchange Act. The members of the Audit Committee are: Mr. Christopher Henley (chair), Mr. Paul Baehr and Mr. Michael Ashton.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that it has one “audit committee financial expert” (as such term is defined in Form 40-F) serving on its Audit Committee. Such audit committee financial expert is Mr. Christopher Henley. Mr. Henley is “independent” as defined in NASDAQ Rule 5605(a)(2). Mr. Henley’s business experience is included under the heading “Audit Committee – Relevant Education and Experience” in the Company’s Annual Information Form for the fiscal year ended June 30, 2014, filed as part of this Annual Report on Form 40-F as Exhibit 99.1. The Securities and Exchange Commission (the “Commission”) has indicated that the designation of Mr. Henley as an audit committee financial expert does not make Mr. Henley an “expert” for any purpose, impose any duties, obligations or liability on Mr. Henley that are greater than those imposed on members of the Audit Committee and the Company’s Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

4

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

TRANSITION THERAPEUTICS INC.

By: /s/ “Nicole Rusaw”
Name: Nicole Rusaw
Title: Chief Financial Officer

Date: September 25, 2014

5

EXHIBIT INDEX

Exhibit
No.	Document Type

Annual Information, including Annual Financial Information

99.1	Annual Information Form for the fiscal year ended June 30, 2014.

99.2	Management’s Discussion and Analysis for the fiscal year ended June 30, 2014.

99.3	Consolidated Financial Statements for the fiscal years ended June 30, 2013 and 2014.

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

99.6	Section 1350 Certification of the Chief Executive Officer.

99.7	Section 1350 Certification of the Chief Financial Officer.

99.8	Consent of PricewaterhouseCoopers LLP.