Form 20-F
period 2015-06-30
Transition Therapeutics Inc.
filed 2015-09-15
CIK 1399250

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[Mark One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

	For the fiscal year ended: June 30, 2015	Commission File Number: 001-33514

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of June 30, 2015: 38,878,879 shares of Common Shares were outstanding.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Exchange Rate Data

The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in United States dollars and the average of such exchange rates on the last day of each month during such period, based on the inverse of the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The source of the exchange rate data is the H.10 statistical release of the Federal Reserve Board. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this Annual Report may vary.

	Exchange Rate
	High	Average (1)	Low
	(US$ per CAD$1.00)
Last Five Fiscal Years
Fiscal Year Ended June 30, 2011	1.0542	1.0013	0.9392
Fiscal Year Ended June 30, 2012	1.0584	0.9977	0.9430
Fiscal Year Ended June 30, 2013	1.03	0.9920	0.9495
Fiscal Year Ended June 30, 2014	0.9769	0.9336	0.8888
Fiscal Year Ended June 30, 2015	0.9388	0.8438	0.7811

Last Six Months
March 2015	0.8039		0.7811
April 2015	0.8365		0.7930
May 2015	0.8368		0.8011
June 2015	0.8193		0.7970
July 2015	0.7962		0.7658
August 2015	0.7708		0.7518

Notes:

(1)	For the years indicated, the average exchange rates are determined by averaging the exchange rates on the last business day of each month during the relevant period.

Cautionary Statement Concerning Forward-Looking Statements

This annual report contains and incorporates by reference certain forward looking statements within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes.

Forward-looking statements in this annual report include, but are not limited to statements with respect to: the clinical study phases of the Company’s product candidates which the Company expects to complete in fiscal 2016 and beyond; the ability of the Company’s business model to maximize shareholder returns; the potential for ELND005 to slow the progression of Alzheimer’s disease and improve symptoms; the potential for ELND005 to be effective for the treatment of agitation and or aggression in patients with Alzheimer’s disease; the potential for ELND005 to be effective for the treatment of Down syndrome; the timing and manner of future clinical development, if any, of ELND005; the global population size of those affected by Alzheimer’s disease; the demand for a product that can slow or reverse the progression of Alzheimer’s disease; the demand for a product that can reduce the emergence or severity of neuropsychiatric symptoms like depression, anxiety, agitation and aggression in Alzheimer’s disease; the potential clinical benefit of ELND005 in the treatment of other disease indications; the development of TT401 and the series of preclinical compounds in-licensed from Eli Lilly and Company (“Lilly”) and their potential benefit in type 2 diabetes patients and obese individuals; the timing and manner of future clinical development of TT401 performed by Lilly; TT701 development plans and timelines for individuals with androgen deficiency or other disease indications; the potential clinical benefit of TT701 to increase lean body mass, improve functional and sexual outcomes or improve other symptoms associated with androgen deficiency; the engagement of third party manufacturers to produce the Company’s drug substances and products; the potential future in-licensing of additional drug candidates to expand the development pipeline; the intention of the Company to make collaborative arrangements for the marketing and distribution of its products and the impact of human capital on the growth and success of the Company.

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

The following information should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended June 30, 2015 and the related notes, which are prepared in accordance with IFRS. The selection of financial information includes financial information derived from the annual audited consolidated financial statements.

The following table is a summary of selected audited consolidated financial information of the Corporation for each of the five most recently completed financial years. The information presented is presented in accordance with IFRS:

	June 30, 2015	June 30, 2014	June 30, 2013	June 30, 2012	June 30, 2011
Revenue	$—	$—	$17,933,500	$—	$10,251,394
Net income (loss) (1)	(51,339,528)	(21,782,255)	23,297	(12,269,846)	(5,689,613)
Basic and diluted net income ( loss) per share	(1.41)	(0.72)	0.00	(0.48)	(0.25)
Total assets	49,649,085	68,907,236	37,807,955	37,093,030	43,179,488
Total long-term liabilities	3,503,344	3,849,718	1,457,821	1,469,253	1,480,685
Shareholders’ equity	36,737,589	59,094,260	33,154,612	32,123,489	38,432,070
Common shares outstanding	38,878,879	35,303,913	26,930,634	26,921,302	23,217,599
Cash dividends declared per share	—	—	—	—	—

Notes:

(1)	Net income (loss) before discontinued operations and extraordinary items was equivalent to the net income (loss) for such periods.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The Company is an early stage development company in an uncertain industry.

The Company is at an early stage of development. Preclinical and clinical trial work must be completed before our products could be ready for use within the markets we have identified. We may fail to develop any products, to obtain regulatory approvals, to enter clinical trials or to commercialize any products. The Company does not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals or be capable of being manufactured at a reasonable cost. If the Company’s products are approved for sale, there can be no assurance that the products will gain market acceptance among consumers, physicians, patients and others in the medical community. A failure to gain market acceptance may adversely affect the revenues of the Company.

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

The Company’s research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results. In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints. Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development. It is not possible to predict, based upon studies in in-vitro models and in animals, whether any of the compounds made for these programs will prove to be safe, effective, and suitable for human use. Each compound will require additional research and development, scale-up, formulation and extensive clinical testing in humans. Decisions regarding future development activities may be based on results from completed studies or interim results from on-going studies or projections derived from interim or administrative analyses of studies not yet completed. Development of these compounds will require investigations into the mechanism of action of the molecules as these are not fully understood. Unsatisfactory results obtained from a particular study relating to a program may cause the Company to abandon its commitment to that program or to the lead compound or product candidate being tested. The discovery of unexpected toxicities, lack of sufficient efficacy, poor physiochemical properties, unacceptable ADME (absorption, distribution, metabolism and excretion) and DMPK (drug metabolism and pharmacokinetics), pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make the Company’s targets, lead compounds or product candidates unattractive or unsuitable for human use, and the Company may abandon its commitment to that program, target, lead compound or product candidate. In addition, preliminary results seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials.

If difficulties are encountered enrolling patients in the Company’s clinical trials, the Company’s trials could be delayed or otherwise adversely affected.

Clinical trials for the Company’s product candidates require that the Company identify and enroll a large number of patients with the disorder under investigation. The Company may not be able to enroll a sufficient number of patients to complete its clinical trials in a timely manner. Patient enrolment is a function of many factors including, but not limited to, design of the study protocol, size of the patient population, eligibility criteria for the study, the perceived risks and benefits of the therapy under study, the patient referral practices of physicians and the availability of clinical trial sites. If the Company has difficulty enrolling a sufficient number of patients to conduct the Company’s clinical trials as planned, it may need to delay or terminate ongoing clinical trials.

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

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants, including the Company, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. The Company is aware of, and has reviewed, third party patents relating to the treatment of Alzheimer’s disease, diabetes and other relevant indication areas. In the event of infringement or violation of another party’s patent, the Company may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of the Company’s products or lead to prohibition of the manufacture or sale of the products.

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

The biopharmaceutical industry is highly competitive. Competition comes from healthcare companies, pharmaceutical companies, large and small biotech companies, specialty pharmaceutical companies, universities, government agencies and other public and private companies. Research and development by others may render the Company’s technology or products non-competitive or obsolete or may result in the production of treatments or cures superior to any therapy the Company is developing or will develop. In addition, failure, unacceptable toxicity, lack of sales or disappointing sales or other issues regarding competitors’ products or processes could have a material adverse effect on the Company’s product candidates, including its clinical candidates or its lead compounds.

The market price of the Company’s Common Shares may experience a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally, and the short-term effect of a number of possible events.

The Company is a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for the Company’s Common Shares may experience a high level of volatility. For example, in the last year, the Company’s stock price has ranged from a low of US$1.77 to a high of US$9.30. Numerous factors, including many over which the Company has no control, may have a significant impact on the market price of Common Shares including, among other things, (i) clinical and regulatory developments regarding the Company’s products and product candidates and those of its competitors, (ii) arrangements or strategic partnerships by the Company, (iii) other announcements by the Company or its competitors regarding technological, product development, sales or other matters, (iv) patent or other intellectual property achievements or adverse developments, (v) arrivals or departures of key personnel; (vi) government regulatory action affecting the Company’s product candidates in the United States, Canada and foreign countries, (vii) actual or anticipated fluctuations in the Company’s revenues or expenses, (viii) general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors, (ix) reports of securities analysts regarding the expected performance of the Company, and (x) events related to threatened, new or existing litigation. Listing on NASDAQ and the TSX may increase share price volatility due to various factors including, (i) different ability to buy or sell the Company’s Common Shares, (ii) different market conditions in different capital markets; and (iii) different trading volume.

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

Future healthcare reforms may produce adverse consequences.

Healthcare reform and controls on healthcare spending may limit the price the Company can charge for any products and the amounts thereof that it can sell. In particular, in the United States, the federal government and private insurers have considered ways to change, and have changed, the manner in which healthcare services are provided. Potential approaches and changes in recent years include controls on healthcare spending and the creation of large purchasing groups. In the future, the U.S. government may institute further controls and different reimbursement schemes and limits on Medicare and Medicaid spending or reimbursement. These controls, reimbursement schemes and limits might affect the payments the Company could collect from sales of any of its products in the United States. Uncertainties regarding future health care reform and private market practices could adversely affect the Company’s ability to sell any products profitably in the United States. Election of new or different political or government officials in large market countries could lead to dramatic changes in pricing, regulatory approval legislation and reimbursement which could have material impact on product approvals and commercialization.

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

The Company may encounter unforeseen emergency situations and information technology breaches.

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

The Company’s technologies may become obsolete.

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

Our product candidates in clinical development, including ELND005 can potentially cause adverse events. In 2010, together with our collaborator, Elan, we completed a Phase 2 study that evaluated three dose groups of ELND005 and a placebo group in mild to moderate Alzheimer’s disease patients. The study included four treatment arms: placebo, 250mg bid, 1000mg bid and 2000mg bid. The two high dose ELND005 groups were electively discontinued in 2009 by the companies due to an observed imbalance of serious adverse events, including deaths. No causal relationship could be determined between these higher doses and the events.

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

Adverse events caused by any of our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other non-U.S. regulatory authorities for any or all targeted indications. This, in turn, could prevent the commercialization of our product candidates and the generation of revenues from their sale. In addition, if our product candidates receive authorization, marketing approval or other permission and we or others later identify adverse events caused by the product, the material adverse consequences that may arise, include, but are not limited to:

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

The Company may be subject to costly product liability claims and may not have adequate insurance.

The conduct of clinical trials in humans involves the potential risk that the use of our product candidates will result in adverse effects.  The Company currently maintains product liability insurance for their clinical trials; however, such liability insurance may not be adequate to fully cover any liabilities that arise from clinical trials of our product candidates.  The Company may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limit of, our insurance coverage.

Clinical Study Results from our product candidates may not support further clinical development.

The clinical studies performed to evaluate the safety, tolerability and efficacy of our product candidates, including ELND005, can yield study results that may or may not support further clinical development. In June 2015, the Company announced that a Phase 2/3 study of neuropsychiatric drug candidate ELND005 did not meet its primary efficacy endpoint. In the study, both the treatment and placebo groups showed a significant, but similar, reduction in agitation and aggression relative to baseline. There was a greater than expected reduction in agitation and aggression observed in the placebo group as measured in weeks 4, 8 and 12 in the study. The safety and tolerability profile of ELND005 was consistent with previous studies in AD at the 250mg bid dose. The Phase 2/3 clinical study evaluated the efficacy, safety and tolerability of ELND005 over 12 weeks of treatment in patients with mild to severe AD, who were experiencing at least moderate levels of agitation/aggression. The randomized, double-blind, placebo-controlled study enrolled 350 AD patients (175 subjects per study arm). The primary efficacy endpoint of the study was the change from baseline in the Neuropsychiatric Inventory – Clinician (“NPI-C”) scale of agitation and aggression. An analysis of the full study dataset is being performed. A group of expert external clinical advisors is being consulted to determine any future development of ELND005. The results of this data analysis and clinical advisory interaction may or may not support the further development of ELND005. Future development may include evaluating ELND005 as a treatment of neuropsychiatric symptoms such as agitation and aggression in Alzheimer’s disease patients or potentially narrower patient populations or other disease indications. Any ELND005 development plan will be strategically focused to advance the drug candidate in the targeted patient population and therefore may differ from previously proposed development plans. Further, interactions with regulatory authorities including the FDA may or may not support proposed ELND005 clinical plans. Regulatory interactions may also result in modifications to the ELND005 development plan potentially increasing the time and cost of clinical development activities.

U.S. holders of our Common Shares may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company (“PFIC”).

There is a risk that we will be classified as a PFIC for U.S. federal income tax purposes. Our status as a PFIC could result in a reduction in the after-tax return to U.S. Holders of our Common Shares and may cause a reduction in the value of such shares. We will be classified as a PFIC for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the average value of all of our assets produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, and royalties and rents that are not derived in the active conduct of a trade or business, as well as gains from the sale of assets that produce passive income. Based on the composition of our income and valuation of our assets, we do not believe we were a PFIC for the taxable year ended June 30, 2015. However, there is no assurance that we will not be classified as a PFIC in subsequent taxable years. If we are classified as a PFIC, U.S. Holders of our common shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply. Subject to certain exceptions, once a U.S. Holder’s shares are treated as shares in a PFIC, they remain shares in a PFIC. Dividends received by a U.S. Holder from a PFIC will not constitute qualified dividend income qualifying for lower tax rates. The PFIC rules are complex and U.S. Holders of our common shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules to them in their particular circumstances. See “Taxation—United States Federal Income Taxation.”

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

Intercorporate Relationships

The Corporation has three wholly-owned material subsidiaries: Waratah Pharmaceuticals Inc. (“Waratah”), which is incorporated under the Canada Business Corporations Act, Transition Therapeutics Ireland Limited (“Transition Ireland”) (formerly Elan Science Ten Limited) which is incorporated under the Companies Acts of 1963 to 2009 in Dublin, Ireland and Transition Therapeutics (USA) Inc. (“Transition USA”), which is incorporated under the laws of the State of California.

The chart below illustrates the corporate structure:

General Development of the Business

Three Year History

On August 30, 2012, the Corporation announced that Elan Pharma International Limited (“Elan”) had dosed the first patient in a Phase 2 clinical study of ELND005 in bipolar disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, the Corporation received a milestone payment of US$11 million from Elan.

On November 28, 2012, Transition announced that Elan had enrolled the first patient in a Phase 2 study of ELND005 for the treatment of agitation/aggression in patients with moderate to severe Alzheimer's disease.

On April 30, 2013, Transition announced the results of a five-week proof of concept clinical study of TT401 in type 2 diabetic and obese non-diabetic subjects. In the study, TT401, a once-weekly administered peptide, demonstrated significant improvements in glycemic control and reductions in body weight.

On June 17, 2013, Transition announced that Eli Lilly and Company (“Lilly”) had exercised its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment from Lilly.

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

On July 23, 2013, Transition announced the exclusive licensing of worldwide rights to a novel small molecule transcriptional regulator ("TT601") from Lilly for the treatment of osteoarthritis ("OA") pain.

On August 15, 2013, the Corporation announced the closing of its private placement financing issuing 2,625,300 units of the Corporation to certain existing shareholders, board members and management at a price of US$4.19 per unit, raising gross proceeds of US$11.0 million. Each unit consists of (i) one common share, (ii) 0.325 Common Share purchase warrant with a purchase price of US$4.60 per whole warrant and (iii) 0.4 Common Share purchase warrant with a purchase price of US$6.50 per whole warrant. Each whole warrant will entitle the holder, within two years of the closing date, to purchase one additional common share in the capital of the Corporation. If and when all of the warrants are exercised, the Corporation may realize up to an additional US$10.7 million in proceeds.

On September 4, 2013, Transition announced the first patient was dosed in a Phase 2a study of ELND005 in Down syndrome. Study ELND005-DS201 will evaluate the safety and pharmacokinetics of two doses of ELND005 and placebo in young adults with Down syndrome without dementia, and will also include select cognitive and behavioural measures.

On December 18, 2013 Perrigo Company plc “(Perrigo”) completed its acquisition of Elan Company plc and all of its subsidiaries. With this acquisition, Perrigo acquired all of the rights and obligations of Elan under the collaboration agreement (“ELND005 Agreement”) between Waratah, a wholly-owned subsidiary of the Corporation, and Elan for the development and commercialization of ELND005.

On February 28, 2014 Transition announced the acquisition of an Irish domiciled company, the holder of all the development and commercialization rights of neuropsychiatric drug candidate, ELND005. Going forward, Transition’s wholly owned subsidiary, Transition Therapeutics Ireland Limited, will be responsible for all future development and commercialization activities of the ELND005 drug candidate. In parallel with this acquisition, Perrigo has invested US$15 million and received 2,255,640 Transition common shares representing approximately a 7% ownership stake in Transition. Perrigo will also be eligible to receive up to US$40 million in approval and commercial milestone payments and a 6.5% royalty on net sales of ELND005 products and sublicense fees received. As a result of the transaction, Perrigo transferred its rights under the ELND005 Agreement to Transition Ireland.

On April 7, 2014, Transition provided a clinical development update and announced the decision to focus ELND005 development on the completion of current Phase 2 clinical studies in Agitation and Aggression in Alzheimer’s disease and a Phase 2a study in Down syndrome. A decision was also made to discontinue the clinical study of bipolar subjects following a commercial assessment of the size and length of the bipolar study, and costs and timelines for its completion. This decision was not based on any analysis of efficacy data and there were no adverse safety findings that contributed to this decision. Transition also announced that a Phase 2 study of TT401 is in the final preparation stage with dosing expected to commence in calendar Q2 2014 and that there would be no further development of osteoarthritis preclinical candidate, TT601. This decision was made after expanded toxicology study data and regulatory interactions revealed the development plan for TT601 would be restricted and timelines delayed.

On May 15, 2014, Transition announced the dosing of the first patient in a Phase 2 clinical study of TT401 (LY2944876), a drug candidate for the treatment of type 2 diabetes. The study is expected to enroll up to 375 type 2 diabetes subjects and will be performed by Transition's development partner, Lilly. The objectives of the study will be to evaluate the safety and effectiveness of TT401 compared to once-weekly exenatide extended release and placebo.

On June 23, 2014, the Corporation announced the closing of its private placement financing through which 3,195,487 units of the Corporation were purchased by certain existing shareholders, board members and management of the Corporation at a price of US$5.32 per unit for gross proceeds of $18,319,000 (US$17.0 million). Each unit consisted of one common share and 0.61 Common Share purchase warrant with a purchase price of US$7.10 per whole warrant. Each whole warrant will entitle the holder, within two years of the closing date, to purchase one additional common share in the capital of the Corporation. If and when all of the warrants are exercised, the Corporation will realize an additional US$13.8 million in proceeds.

On July 11, 2014, the Corporation announced that Carl Damiani has been appointed Chief Operating Officer of Transition.

On November 4, 2014, Transition announced findings from a Phase 2 study of neuropsychiatric drug candidate, ELND005, as an adjunctive maintenance treatment for bipolar disorder type I patients (BPD). Overall, ELND005 had an acceptable safety and tolerability profile in the study, and showed numerical differences in the number of mood event recurrences favoring ELND005.

On November 20, 2014, the Corporation announced the results of a clinical study of neuropsychiatric drug candidate ELND005 in young adults with Down syndrome. TTIL completed this first study in Down syndrome subjects without dementia to allow optimal dose selection for future larger studies. The study enrolled 23 Down syndrome subjects in three study arms over a four-week treatment period. At the doses evaluated, ELND005 was determined to have an acceptable safety and tolerability profile and there were no serious adverse events reported.

On November 24, 2014, Transition announced results from a thorough QT (tQT) study in which no QT effects were observed at supra-therapeutic single doses of neuropsychiatric drug candidate, ELND005. A tQT study is a specialized clinical trial required by the FDA for the approval of most drugs in development. From a safety perspective, drugs that have no QT prolongation effects are particularly desirable for administration to an elderly Alzheimer’s disease (“AD”) population.

In December, 2014, TT401 diabetes drug candidate development partner Lilly informed Transition that the 70% patient enrollment milestone had been achieved triggering the payment of the third and final milestone payment which in aggregate totalled US$14 million. The Corporation has no additional funding obligations related to this Phase 2 clinical study.

On February 18, 2015, the Corporation announced the closing of a public offering of US$23 million of common shares equivalent to an aggregate of 3,538,461 common shares at a price to the public of US$6.50 per share, including 461,538 common shares issued upon the exercise of the underwriters’ over-allotment option. Cowen and Company, LLC was the sole book-running manager and Canaccord Genuity Inc., H.C. Wainwright & Co., LLC, and LifeSci Capital LLC were the co-managers for the offering.

In February, 2015, development partner Lilly informed Transition that 420 type 2 diabetic subjects have been enrolled in the current Phase 2 study thereby completing the enrollment phase of the study.

On March 2, 2015, the Corporation announced that its wholly owned subsidiary, Transition Ireland completed enrolment of 350 patients in the Phase 2 clinical study evaluating neuropsychiatric drug candidate ELND005 as a treatment for agitation and aggression in patients with Alzheimer’s disease (“AD”). The objectives of the Phase 2 clinical study (“Harmony AD Study”) are to evaluate the efficacy, safety and tolerability of ELND005 over 12 weeks of treatment in patients with mild to severe AD, who are experiencing at least moderate levels of agitation/aggression.

On March 26, 2015, Transition announced results from two phase 1 clinical studies of neuropsychiatric drug candidate ELND005. These studies, an absorption-metabolism-excretion (“AME”) study and a renal clearance study, are specialized clinical pharmacology trials that are required by the United States Food and Drug Administration (“FDA”) for the approval of most drugs in development.

On May 6, 2015, the Corporation announced its wholly-owned subsidiary, Transition Ireland has exclusively licensed worldwide rights to a novel small molecule drug candidate (“TT701”) from Lilly.

On June 16, 2015, Transition announced that Carl Damiani has been appointed as President and Chief Operating Officer of Transition.

On June 24, 2015, the Corporation announced results of Clinical Study of ELND005 in Agitation and Aggression in Patients with Alzheimer’s Disease. The Phase 2/3 clinical study of neuropsychiatric drug candidate ELND005 did not meet its primary efficacy endpoint. In the study, both the treatment and placebo groups showed a significant, but similar, reduction in agitation and aggression relative to baseline. There was a greater than expected reduction in agitation and aggression observed in the placebo group as measured in weeks 4, 8 and 12 in the study. The safety and tolerability profile of ELND005 was consistent with previous studies in Alzheimer’s disease at the 250mg bid dose.

Business of the Corporation

Market sizes appearing in this annual report are estimates of potential markets only. The Corporation makes no claim that such figures represent sales figures actually anticipated should the Corporation successfully develop and receive approval for any of its product candidates.

General

The Corporation’s principal business activity is the researching and developing of therapeutic agents.

The Corporation has two entities (Transition Ireland and Waratah) that are developing novel pharmaceuticals for disease indications with large markets. The Corporation’s other two entities, (Transition Therapeutics Inc. and Transition Therapeutics USA) provide development services to support the clinical and non-clinical activities of Transition Ireland and Waratah. The Corporation’s entities each perform different activities and have different business models.

Transition Ireland is developing two drug candidates; neuropsychiatric candidate ELND005 and androgen deficiency candidate TT701. In the recently completed Phase 2/3 study in Alzheimer’s disease patients, ELND005 did not meet the study’s primary efficacy endpoint. Transition Ireland is currently conducting a thorough review of all data from the studies with external clinical advisors to determine the potential future development path for this asset. Transition Ireland is also developing TT701 toward a Phase 2 clinical study expected to commence in fiscal 2016. TT701 is a selective androgen receptor modulator (“SARM”) that has been shown in a Phase 2 study to significantly increase lean body mass and a measurement of muscle strength in male subjects.

Waratah’s lead development asset is diabetes drug candidate TT401. Currently, Waratah’s development partner Lilly, is performing a 420 patient, Phase 2 clinical study of TT401 in type 2 diabetes individuals.

Transition Therapeutics Inc. and Transition USA provide development services in support of the clinical and non-clinical activities of Transition Ireland and Waratah. The Corporation operates in one operating segment, the research and development of therapeutic agents.

The Corporation’s strategic focus is on building shareholder value. To effectively achieve this, the Corporation has established a core business model based on the following steps: 1) identifying attractive early stage technologies targeting large markets; 2) moving these products through the clinic to provide validation; 3) considering additional product opportunities; 4) identifying partners with the infrastructure and resources to complete late stage clinical development and product commercialization; and 5) identifying new product opportunities to expand the Corporation’s product pipeline.

In addition to this business model, Transition Ireland has a separate and distinct business. Transition Ireland acquired the development and commercialization rights to the late stage neuropsychiatric asset, ELND005. Transition Ireland’s business model is to perform later stage clinical development, including late stage Phase 2 and Phase 3 clinical studies for this asset and potentially other drug candidates, including TT701 which was acquired from Lilly in May, 2015. Transition Ireland has contracted development services from contract research organizations, Transition Therapeutics Inc., Transition Therapeutics USA and third parties to perform the development activities of ELND005. The development of un-partnered assets, such as ELND005, will allow Transition Ireland to access the economics associated with advancing assets to regulatory approval.

Technology

The Corporation’s technologies in development are as follows: (i) Transition Ireland is developing ELND005 for the treatment of Alzheimer’s disease and Down syndrome as well as TT701 for the treatment of androgen deficiencies and (ii) Waratah is developing TT401for the treatment of diabetes.

ELND005 for Alzheimer`s Disease

The Corporation’s subsidiary, Transition Ireland, is developing small molecule therapeutics that act by preventing the formation of and breaking down amyloid beta peptide aggregates. The accumulation of amyloid beta has been connected to several diseases including Alzheimer’s disease, AA Amyloidosis and others.

The Product

ELND005, scyllo-inositol, is an orally bioavailable small molecule that is being investigated for neuropsychiatric indications on the basis of its proposed dual mechanism of action, which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels. An extensive clinical program of Phase 1 and Phase 2 studies have been completed with ELND005. The Phase 2 study (ELND005-AD201) which evaluated ELND005 in more than 350 mild to moderate AD patients was published in the peer-reviewed journal, Neurology. The Neurology article was entitled “A Phase 2 randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer’s disease”.

On July 17, 2013, the FDA granted Fast Track Designation to the development program for ELND005 which was submitted for the treatment of Neuropsychiatric Symptoms (“NPS”) in Alzheimer's disease. The FDA concluded that the development program for ELND005 for the treatment of NPS in AD meets their criteria for Fast Track Designation.

On June 24, 2015, the Corporation reported that a Phase 2/3 study of ELND005 in Alzheimer’s disease patients with at least moderate levels of agitation/aggression did not meet its primary endpoint. In the study, both the treatment and placebo groups showed a significant, but similar, reduction in agitation and aggression relative to baseline. There was a greater than expected reduction in agitation and aggression observed in the placebo group as measured in weeks 4, 8 and 12 in the study. The safety and tolerability profile of ELND005 was consistent with previous studies in AD at the 250mg bid dose. The Company is performing a thorough review of the data from the completed study in agitation and aggression. An external clinical advisory board is working with the Company to evaluate the data and consider potential future clinical development paths for ELND005.

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

Current FDA approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs are known to stop the underlying degeneration of brain cells. With no approved therapies for neuropsychiatric symptoms of Alzheimer’s disease, certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioural symptoms of Alzheimer’s disease.

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

ELND005 for Down Syndrome

On November 20, 2014, the Corporation announced the results of a clinical study of neuropsychiatric drug candidate ELND005 in young adults with Down syndrome. Transition’s wholly-owned subsidiary, Transition Therapeutics Ireland Limited (“TTIL”) completed this first study in Down syndrome subjects without dementia to allow optimal dose selection for future larger studies.

The study enrolled 23 Down syndrome subjects in three study arms over a four-week treatment period: placebo (n=6), 250mg once daily (QD) (n=5), and 250mg twice daily (BID) (n=12). ELND005, at the doses evaluated, was determined to have an acceptable safety and tolerability profile and there were no serious adverse events reported in the study. Treatment emergent adverse events were reported in seven of the subjects receiving ELND005 and all were deemed to be mild in severity. The two ELND005 doses achieved the plasma levels expected in pharmacokinetic modeling and will inform the selection of a higher dose in a future clinical study.

The Product

Excess activity of genes on chromosome 21, such as amyloid precursor protein (APP) and sodium-myo-inositol active transporter (SMIT), are thought to play a role in the cognitive dysfunction of DS. Life-long exposure to increased amyloid and myo-inositol levels in the brain are thought to lead to synaptic dysfunction and cognitive disability. ELND005 may have the potential to improve cognition in DS by decreasing amyloid levels and regulating myo-inositol-dependent neuronal signaling.

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

TT401 for Type 2 Diabetes

In March, 2010, the Corporation acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes. Under the licensing and collaboration agreement, the Corporation receives exclusive worldwide rights to develop and potentially commercialize a class of compounds.

The Product

In preclinical diabetes models, the lead compound, TT401 has shown potential to provide glycemic control and other beneficial effects including weight loss. In June, 2012, the Corporation announced the results of the Phase 1 clinical study of type 2 diabetes drug candidate, TT401. The Phase 1, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT401. TT401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing.

In April, 2013, Transition announced the results of a five-week proof of concept clinical study of TT401 in type 2 diabetes and obese non-diabetic subjects. The study enrolled diabetic patients at five dosing levels and non-diabetic obese patients at one dose level. All dosing cohorts received five doses over a five week period. Diabetic patients were on stable doses of metformin.

At the end of the treatment period, TT401-treated patients in the 3 highest dose groups experienced statistically significant reductions in mean fasting plasma glucose relative to placebo. Statistically significant mean body weight reduction relative to baseline occurred in the three highest dose groups. A similar reduction in body weight was also observed in the obese non-diabetic cohort. TT401 demonstrated an acceptable safety and tolerability profile at all doses evaluated in diabetic and non-diabetic obese subjects. The most common adverse event noted in the study was decreased appetite. Some subjects in the highest three dose groups experienced mild nausea and vomiting, which are consistent with studies of other GLP-1 agonist drug candidates. The pharmacokinetic profile, assessed over the five week study, demonstrated a half-life consistent with once-weekly dosing.

In June, 2013, Lilly exercised its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment. Lilly and Transition have amended their agreement to address future development of TT401 and associated financial arrangements. Lilly assumed all costs and will perform all future development and commercialization activities of TT401. Transition made payments totalling US$14 million to Lilly in three separate installments during the Phase 2 clinical study.

On May 15, 2014, Transition announced the dosing of the first patient in a Phase 2 clinical study of TT401 for the treatment of type 2 diabetes. The study enrolled 420 type 2 diabetes subjects and is being performed by Transition's development partner Lilly. The main efficacy outcome measures is the change in HbA1c (a measure of blood-glucose levels) at week 12 and 24 and change in body weight over the course of the study.

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

TT701 for Androgen Deficiencies

The Product

TT701 is a selective androgen receptor modulator that has been shown in a Phase 2 study to significantly increase lean body mass and a measurement of muscle strength in male subjects. This completed 12-week, Phase 2 study of 350 subjects also demonstrated additional beneficial effects, including significant fat mass reduction with no significant change in prostate specific antigen (PSA) levels. Transition Ireland is evaluating multiple development paths for TT701, including as a new therapeutic option for patients with androgen deficiency. Transition Ireland is engaged with potential collaborators to rapidly commence a Phase 2 clinical study.

Androgen Deficiencies – The Disease and the Market Opportunity

Androgens are a group of hormones that play a role in male traits and reproductive activity. Present in both males and females, the principle androgens are testosterone and androstenedione. Men experience a modest and gradual drop in sex hormone levels over a long period of time, from the age of about 30. However, androgen deficiency is when the body has lower levels of male sex hormones, particularly testosterone, than is needed for health. This deficiency can be caused by a number of conditions leading to reduced libido, reduced lean body mass, increased fat mass and other undesired outcomes.

Transition Ireland is actively engaged with potential partners to collaborate on the development of TT701 for specific medical populations. These target medical populations are individuals who can benefit from androgen therapy, but their background condition would preclude the use of testosterone replacement therapy. The markets that Transition Ireland is targeting for the TT701 drug candidate do not have a product approved for androgen replacement therapy.

Product Pipeline

Below is a diagram illustrating the Corporation’s product pipeline for its lead technologies, and the current stage of development for each product:

Regulatory Approval Process for Therapeutic Drugs

The development of new pharmaceuticals is strongly influenced by a country’s regulatory environment. The drug approval process in Canada is regulated by Health Canada. In the United States, the regulatory body is the FDA. Similar processes are conducted in other countries by similar regulatory bodies. Regulations in each jurisdiction require that licenses be obtained from regulatory agencies for drug manufacturing facilities and also mandate strict research and product testing standards in order to ensure quality in respect of the manufacturing of therapeutic products, “Good Manufacturing Practices” (“GMP”). Companies must establish that the production of their products comply with GMP and the clinical development be conducted with Good Clinical Practices in order to demonstrate the safety and effectiveness of the therapeutic. While the Corporation will pursue the approval of any product that it develops, success in acquiring regulatory approval for any such product is not assured. See “Risks and Uncertainties”.

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

Phase 1 Clinical Trials: Phase 1 clinical trials are designed to determine the pharmacokinetics, metabolism and pharmacologic actions of the drug in humans, the side effects associated with increasing doses and the maximum tolerated dose. These studies, usually short in duration, are typically conducted with healthy volunteers.

Phase 2 Clinical Trials: Phase 2 studies are conducted to evaluate the safety of the drug in the intended patient population with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug. Phase 2 studies are typically well controlled, closely monitored and conducted in a relatively small number of patients. These studies are usually designed to gain early evidence of the effectiveness of the therapeutic, along with its safety.

Phase 3 Clinical Trials: Phase 3 studies are expanded studies performed after preliminary evidence suggesting effectiveness of the drug is obtained. Phase 3 studies gather additional information about effectiveness and safety that is required to evaluate the overall benefit-risk profile of the drug and to provide adequate basis for physician labelling. Phase 3 trials usually involve several hundred to several thousand patients.

After all three phases of clinical trials have been completed the results are then submitted to the respective health authority for marketing approval in the respective countries. If and when marketing approval is granted by Health Canada or the FDA, as the case may be, the product is then approved for commercial sale in the respective jurisdiction.

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

Thus far, Transition Ireland’s neuropsychiatric drug candidate ELND005, the active pharmaceutical ingredient, has been produced by Albany Molecular Research Inc. (New York), Abbott Laboratories (Illinois) and Lonza Sales Limited (Czech Republic).  The final drug product for all the Phase 1 and Phase 2 studies was manufactured by Patheon (Canada) and Alkermes Pharma Ireland Limited (Ireland), third party contract manufacturers for clinical use.  For the recently completed ELND005 Phase 2 studies and any future studies, the final drug product is prepared in a tablet form by Alkermes Pharma Ireland Limited (Ireland) and packaged by Catalent CTS (Kansas City) LLC (Missouri).

The active pharmaceutical ingredient for diabetes drug candidate TT401 was manufactured by PolyPeptide Laboratories, Inc. (California). The final injectable drug product for the Phase 1 studies was manufactured by AAIPharma Services Corp. Lilly is responsible for manufacturing the final drug product that is currently being used in the ongoing Phase 2 clinical trial and beyond.

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

Transition Ireland’s business strategy of developing products towards obtaining regulatory approval may lead Transition Ireland to acquire a commercialization partner at or near the regulatory approval stage of its development assets, including, but not limited to ELND005.

Specialized Skills and Knowledge

As of June 30, 2015, the Corporation had 18 full-time employees, who possess the skills and knowledge that the Corporation requires to implement its current strategy.

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

Alzheimer’s Disease

Currently, all of the approved Alzheimer’s therapies and many of the clinical candidates seek to reduce Alzheimer’s related symptoms rather than treating the underlying disease. These products include cholinesterase inhibitors and glutamate receptor antagonists. The emerging classes of compounds in clinical development are immunotherapies and secretase enzyme inhibitors. Each class seeks to slow or even to reverse the Alzheimer’s disease process by targeting a mechanism to reduce the occurrence of beta-amyloid plaques, a hallmark pathology of the disease.

The treatment of neuropsychiatric symptoms associated with AD is emerging as an important new focus for the AD clinical research community. There are currently no approved drugs for the treatment of agitation and aggression associated with AD. As diagnostics and clinical measures have evolved for this type of neuropsychiatric symptom, there are now multiple drug candidates being developed to address agitation and aggression in AD. The leading candidates are novel anti-depressant therapies and therapies that are approved for other neuropsychiatric indications.

Diabetes

The following is a brief summary of the principal therapeutic strategies, of which the Corporation is aware, currently being developed for the treatment of diabetes.

Intensive Insulin Therapy - The goal of intensive insulin therapy is to more accurately control hyperglycemia by increasing the frequency of insulin injection. This type of insulin therapy, however, increases the risk of hypoglycemia and demands more frequent blood sugar monitoring which can be painful and time consuming. This approach only addresses type 1 diabetics and the subset of type 2 diabetics that requires constant insulin injections and it only manages the disease, it does not offer a long-term solution.

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

Non-Insulin Dependent Therapies - SGLT2 inhibitors are the most recent class of oral drugs approved for the treatment of type 2 diabetes mellitus. They inhibit glucose re-absorption in the proximal renal tubules providing an insulin independent mechanism to lower blood glucose. Their use in clinical practice is associated with improved glycemic control, marginal weight loss and a low risk of hypoglycemia.

Incretin Therapies - The incretin hormones, GLP-1 and glucose-dependent insulinotropic peptide (“GIP”), have been identified as important factors in glucose homeostasis. Released from the gut following a meal, GLP-1 and GIP stimulate insulin secretion from pancreatic beta cells in response to normal or elevated blood glucose concentrations. GLP-1 also lowers glucagon excretion from pancreatic beta cells, which results in reduced hepatic glucose production, and also reduces appetite, slows gastric emptying, and improves β-cell function. When administered intravenously or subcutaneously, GLP-1 is effective in treating type 2 diabetes. Unfortunately, both GLP-1 and GIP are rapidly degraded by dipeptidyl peptidase IV (“DPP-IV”); therefore, research has been focused on preventing degradation by inhibiting the DPP-IV enzyme. Sitagliptin was the first novel agent with this unique mechanism of action: the drug acts as a DPP-IV inhibitor which reduces inactivation of incretin hormones and improves glycemic control in type 2 diabetic patients. Additional DPP-IV inhibitors have been approved for use in the treatment of type 2 diabetes.

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

The Corporation possesses a strong intellectual property position for its platform technologies.  The Corporation, through all its entities, currently holds the rights to ten patent families relating to its drug development programs.  To date, the Corporation possesses or exclusively licenses fourteen issued patents, with the remainder in varying stages of the patent application process.  Current Canadian and U.S. patent laws provide that the Corporation’s patents are protected for a period of 20 years after their filing dates.

Patent Protection

The Corporation’s patent portfolio provides protection for its areas of technology focus:

ELND005

The Corporation’s subsidiary, Transition Ireland, has a number of U.S., Canadian and foreign patent applications for the ELND005 technology.  This portfolio has been expanded with the filing of additional patent applications based on findings from clinical and preclinical studies.

U.S. Patent Number 7,521,481, issued on April 21, 2009, covers treatment of Alzheimer's Disease with ELND005.  European Patent No. 1608350 granted on June 3, 2009 and European Patent No. 2311445 granted on March 26, 2014 cover ELND005 for treatment or prevention of a condition of the central or peripheral nervous system or systemic organ associated with a disorder in protein folding aggregation, or amyloid formation, deposition accumulation or persistence.  The U.S. Patent will expire in the year 2026 or later due to any patent term extensions.  The Corporation’s subsidiary, Transition Ireland, is actively prosecuting patent application families in multiple jurisdictions throughout the world.

TT401 (LY2944876)

In March 2010, the Corporation acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes.  In June 2013, Lilly exercised its exclusive option to re-acquire all development and commercialization rights to TT401 and TT402. With this assumption of rights by Lilly, Transition’s license to develop and commercialize TT401 and TT402 was terminated. The Corporation, through its subsidiary Waratah Pharmaceuticals, has the right to receive milestone payments and royalties from the development and commercialization of TT401 and TT402 into the future. Patent applications covering the composition of matter for drug candidate TT401 have been filed worldwide, including in the United States, Australia, Canada, China, Europe and Japan.  Patents have been issued in the US, Europe, Australia and a number of other jurisdictions and will expire in 2030.  This patent expiry date does not include any possible patent term extensions.

Property, Plant and Equipment

The Corporation’s head office is located at Suite 220, 101 College Street, Toronto, Ontario, Canada,, M5G 1L7. The Corporation occupies a total of 5,716 square feet of the building which represents approximately 3.1% of the total facility.

Item 4A.   Unresolved Staff Comments

None.

Item 5.   Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended June 30, 2015 and the related notes, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of the Corporation for the year ended June 30, 2015 as compared to the year ended June 30, 2014. This MD&A includes financial information derived from the annual audited consolidated financial statements.

Overview

Transition is a biopharmaceutical development company, advancing novel therapeutics for CNS and metabolic disease indications. The Company’s wholly-owned subsidiary, Transition Therapeutics Ireland Limited (“TTIL”) is developing CNS drug candidate ELND005 for the treatment of Alzheimer’s disease (“AD”) and Down syndrome. Transition’s lead metabolic drug candidate is TT401 for the treatment of type 2 diabetes and accompanying obesity.

During the fiscal year ended June 30, 2015 and up to the date of this MD&A, the Company announced the following:

ELND005:

•	June 24, 2015 – Transition announced results of Clinical Study of ELND005 in Agitation and Aggression in Patients with Alzheimer’s Disease. The Phase 2/3 clinical study of neuropsychiatric drug candidate ELND005 did not meet its primary efficacy endpoint. In the study, both the treatment and placebo groups showed a significant, but similar, reduction in agitation and aggression relative to baseline. There was a greater than expected reduction in agitation and aggression observed in the placebo group as measured in weeks 4, 8 and 12 in the study. The safety and tolerability profile of ELND005 was consistent with previous studies in AD at the 250mg bid dose;

•	March 26, 2015 – Transition announced results from two phase 1 clinical studies of neuropsychiatric drug candidate ELND005. These studies, an absorption-metabolism-excretion (“AME”) study and a renal clearance study, are specialized clinical pharmacology trials that are required by the United States Food and Drug Administration (“FDA”) for the approval of most drugs in development;

•	November 24, 2014 – Transition announced results from a thorough QT (tQT) study in which no QT effects were observed at supra-therapeutic single doses of neuropsychiatric drug candidate, ELND005. A tQT study is a specialized clinical trial required by the FDA for the approval of most drugs in development. From a safety perspective, drugs that have no QT prolongation effects are particularly desirable for administration to an elderly Alzheimer’s disease AD;

•	November 20, 2014 – Transition announced the results of a clinical study of neuropsychiatric drug candidate ELND005 in young adults with Down syndrome. TTIL completed this first study in Down syndrome subjects without dementia to allow optimal dose selection for future larger studies. The study enrolled 23 Down syndrome subjects in three study arms over a four-week treatment period. At the doses evaluated, ELND005 was determined to have an acceptable safety and tolerability profile and there were no serious adverse events reported;

•	November 4, 2014 - Transition announced findings from a Phase 2 study of neuropsychiatric drug candidate, ELND005, as an adjunctive maintenance treatment for bipolar disorder type I patients (BPD). TTIL terminated the bipolar disorder Phase 2 study on April 7, 2014 for business reasons. TTIL has completed a review of the data from this bipolar disorder Phase 2 study. Overall, ELND005 had an acceptable safety and tolerability profile in the study, and showed numerical differences in the number of mood event recurrences favoring ELND005.

TT401:

•	In February 2015, development partner Lilly informed Transition that 420 type 2 diabetic subjects have been enrolled in the current Phase 2 study thereby completing the enrollment phase of the study. The randomized, double-blind, placebo-controlled study includes six study arms, four doses of TT401, a placebo arm and a once-weekly exenatide arm. The main efficacy outcome measures are the change in HbA1c, a measure of blood-glucose levels, at week 12 and 24 and change in body weight over the course of the study;

•	Transition has paid all three installment payments totaling US$14 million to diabetes drug candidate development partner Lilly. Transition has no further financial obligations for the development and commercialization of TT401. In December, 2014, Lilly informed Transition that the 70% enrollment milestone had been achieved.

Corporate Developments:

•	June 16, 2015 - Transition announced that Carl Damiani has been appointed as President and Chief Operating Officer of Transition;

•	May 6, 2015 – Transition announced its wholly-owned subsidiary, TTIL has exclusively licensed worldwide rights to a novel small molecule drug candidate (“TT701”) from Eli Lilly and Company. Under the terms of the agreement, TTIL has acquired rights to develop and commercialize TT701. Lilly will receive upfront consideration of up to US$1 million. In addition, Lilly is eligible to receive up to US$100 million in commercial milestones and a mid-single digit royalty on sales of TT701 products should such products be successfully commercialized. TT701 is a selective androgen receptor modulator that has been shown in a Phase 2 study to significantly increase lean body mass and a measurement of muscle strength in male subjects. This completed 12-week, Phase 2 study of 350 subjects also demonstrated additional beneficial effects, including significant fat mass reduction with no significant change in prostate specific antigen (PSA) levels. TTIL is evaluating multiple development paths for TT701, including as a new therapeutic option for patients with androgen deficiency. TTIL is engaged with potential collaborators to rapidly commence a Phase 2 clinical study;

•	February 18, 2015 – Transition announced the closing of a public offering of US$23 million of common shares equivalent to an aggregate of 3,538,461 common shares at a price to the public of US$6.50 per share, including 461,538 common shares issued upon the exercise of the underwriters’ over-allotment option. Cowen and Company, LLC was the sole book-running manager and Canaccord Genuity Inc., H.C. Wainwright & Co., LLC, and LifeSci Capital LLC were the co-managers for the offering.

Strategic Collaborations

Perrigo Company plc (“Perrigo”)

In 2006, Transition exclusively licensed the ELND005 technology to Elan for worldwide development and commercialization. Following amendment of that agreement in 2010, Elan held all development and commercialization rights to ELND005 and Transition became eligible to receive milestone and royalty payments with the successful advancement of ELND005. Transition has received US$40 million from Elan in upfront and achieved milestone payments. Perrigo acquired Elan in December 2013, including all Elan’s rights and obligations to the development of ELND005.

On February 28, 2014, Transition announced that after a series of transactions, Perrigo had transferred all of its ELND005 rights and assets under the collaboration agreement to the Company’s wholly owned subsidiary, TTIL. In parallel with this acquisition, Perrigo invested US$15 million and received 2,255,640 Transition common shares representing approximately a 6.4% ownership stake in Transition as of the date of the transaction. Perrigo will also be eligible to receive up to US$40 million in approval and commercial milestone payments and a 6.5% royalty on net sales of ELND005 products and sublicense fees received. Going forward, TTIL is responsible for all future development and commercialization activities of the ELND005 drug candidate.

Lilly

Diabetes

On March 3, 2010, Transition and Lilly entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition received exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models, showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of $1,055,900 (US$1 million) which has been capitalized as a license acquired from Lilly and is being amortized over 20 years which represents the estimated life of the underlying compounds and patents.

In June 2013, Lilly exercised its option and assumed all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment. Lilly has assumed all costs and will perform all future development and commercialization activities of TT401, and Transition paid US$14 million to Lilly in three separate installments during the Phase 2 clinical study; the first installment of US$6 million was paid during the three month period ended September 30, 2014 when the study achieved 20% patient enrollment. The remaining two installments totaling US$8 million were paid during the three month period ended December 31, 2014 when the study achieved both the 50% and 70% patient enrollment milestones. Transition has no additional funding obligations related to this clinical study or any other development or commercialization activities in the future.

Transition is eligible to receive up to approximately US$240 million in additional milestone payments plus double-digit royalties on sales of TT401 products and a low single digit royalty on sales of related compounds.

Programs

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition’s vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances shareholder return. The Company’s technologies are as follows:

ELND005

Alzheimer’s Disease:

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

Current U.S. Food and Drug Administration approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs are known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer’s disease. With an aging population, there is a great need for therapies to address Alzheimer’s disease patient’s neuropsychiatric symptoms and declines in cognitive ability.

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

Excess activity of genes on chromosome 21, such as amyloid precursor protein (APP) and sodium-myo-inositol active transporter (SMIT), are thought to play a role in the cognitive dysfunction of DS. Life-long exposure to increased amyloid and myo-inositol levels in the brain are thought to lead to synaptic dysfunction and cognitive disability. ELND005 may have the potential to improve cognition in DS by decreasing amyloid levels and regulating myo-inositol-dependent neuronal signaling.

Clinical Development Update

ELND005 for Neuropsychiatric Diseases

TTIL is developing neuropsychiatric drug candidate ELND005, (scyllo-inositol). ELND005 is an orally bioavailable small molecule that is being investigated for multiple neuropsychiatric indications on the basis of its proposed dual mechanism of action, which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels. An extensive clinical program of Phase 1 and Phase 2 studies have been completed with ELND005 to support clinical development. The Phase 2 study (ELND005-AD201) which evaluated ELND005 in more than 350 mild to moderate AD patients was published in the peer-reviewed journal, Neurology. The Neurology article was entitled “A Phase 2 randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer’s disease”.

Currently, the use of ELND005 is being investigated in two clinical areas:

(a)	Agitation and Aggression in Alzheimer’s Disease

On November 27, 2012, the first patient was enrolled in a Phase 2 clinical trial of ELND005 for the treatment of agitation/aggression in patients with mild to severe Alzheimer’s disease. The objectives of the study are to evaluate the efficacy, safety and tolerability of ELND005 over 12 weeks of treatment in patients with mild to severe AD, who are experiencing at least moderate levels of agitation/aggression. Enrollment of this clinical study (AG201) known as the “Harmony AD” study (www.harmonyadstudy.com) was completed on March 2, 2015 with a total of 350 patients being enrolled.

On June 24, 2015, Transition announced that ELND005 did not meet its primary efficacy endpoints in the Phase 2/3 clinical study of ELND005 in agitation and aggression in patients with Alzheimer’s Disease. In the study, both the treatment and placebo groups showed a significant, but similar, reduction in agitation and aggression relative to baseline. There was a greater than expected reduction in agitation and aggression observed in the placebo group as measured in weeks 4, 8 and 12 in the study. The safety and tolerability profile of ELND005 was consistent with previous studies in AD at the 250mg bid dose.

As ELND005 did not meet its primary efficacy endpoint in the Phase 2/3 clinical study in agitation and aggression in Alzheimer’s disease, management performed an impairment test and noted there is no impairment of the ELND005 asset as at June 30, 2015. The Company is performing a thorough review of the data from the completed study in agitation and aggression. An external clinical advisory board is working with the Company to evaluate the data and consider potential future clinical development paths for ELND005.

(b)	Down Syndrome

On November 20, 2014, Transition announced the results of a clinical study of neuropsychiatric drug candidate ELND005 in young adults with Down syndrome. Transition’s wholly-owned subsidiary, TTIL completed this first study in Down syndrome subjects without dementia to allow optimal dose selection for future larger studies.

The study enrolled 23 Down syndrome subjects in three study arms over a four-week treatment period: placebo, 250 mg once daily; and 250 mg twice daily. At the doses evaluated, ELND005 was determined to have an acceptable safety and tolerability profile and there were no serious adverse events reported in the study. Treatment emergent adverse events were reported in seven of the subjects receiving ELND005 and all were deemed mild in severity. The two ELND005 doses achieved the plasma levels expected in pharmacokinetic modeling and will inform the selection of a higher dose in a larger Phase 2b study in Down syndrome subjects.

The ELND005 technology is claimed in multiple issued patents and pending patent applications in many jurisdictions throughout the world.

Expenditures for the ELND005 Program

On February 28, 2014, Transition announced that after a series of transactions, Perrigo has transferred all of its ELND005 rights and assets to the Company’s wholly owned subsidiary, TTIL. As a result, effective March 1, 2014, TTIL is responsible for all future development and commercialization activities of the ELND005 drug candidate.

During the years ended June 30, 2015 and 2014, the Company incurred direct research and development costs for this program as follows:

ELND005 Program (1)	Fiscal 2015	Fiscal 2014

Pre-clinical studies	$-	$-
Clinical studies	20,154,069	8,473,306
Manufacturing	796,511	270,241
Other direct research	2,356,831	955,608
TOTAL	$23,307,411	$9,699,155

Note (1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits, amortization of intangible assets or an allocation of Company overhead.

Prior to the February, 2014 acquisition, Transition was not required to fund the development or commercialization of ELND005 and accordingly, development costs were nil during the first eight months of fiscal 2014.

TT401 / TT402

Development of TT401 and TT402 for Diabetes

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

Clinical Development Update of TT401 (LY2944876)

On March 3, 2010, Transition announced that it had acquired the exclusive worldwide rights to develop and potentially commercialize a series of preclinical compounds from Lilly in the area of diabetes. In preclinical diabetes models, these compounds showed potential to provide glycemic control and other beneficial effects including weight loss.

On June 18, 2012, Transition announced the results of the Phase 1 clinical study of type 2 diabetes drug candidate, TT401. The Phase 1, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT401. TT401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing.

On April 30, 2013, Transition announced the results of a five-week proof of concept clinical study of TT401 in type 2 diabetes and obese non-diabetic subjects. The study enrolled diabetic patients at five dosing levels and non-diabetic obese patients at one dose level. All dosing cohorts received five doses over a five week period. Diabetic patients were on stable doses of metformin.

At the end of the treatment period, TT401-treated patients in the 3 highest dose groups experienced statistically significant reductions in mean fasting plasma glucose relative to placebo. Statistically significant mean body weight reduction relative to baseline occurred in the three highest dose groups. A similar reduction in body weight was also observed in the obese non-diabetic cohort. TT401 demonstrated an acceptable safety and tolerability profile at all doses evaluated in diabetic and non-diabetic obese subjects. The most common adverse event noted in the study was decreased appetite. Some subjects in the highest three dose groups experienced mild nausea and vomiting, which are consistent with studies of other GLP-1 agonist drug candidates. The pharmacokinetic profile, assessed over the five week study, demonstrated a half-life consistent with once-weekly dosing.

On June 17, 2013, Lilly exercised its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment. Lilly and Transition have amended their agreement to address future development of TT401 and associated financial arrangements. Lilly has assumed all costs and will perform all future development and commercialization activities of TT401. In May, 2014, Transition announced the dosing of the first patient in a Phase 2 clinical study of TT401. The study is expected to enroll up to 375 type 2 diabetes subjects and will be performed by Transition’s development partner Lilly. The objectives of the study will be to evaluate the safety and effectiveness of TT401 compared to once-weekly exenatide extended release and placebo. In February 2015, Lilly informed Transition that 420 type 2 diabetic subjects had been enrolled in the current Phase 2 study, thereby completing the enrollment phase of the study.

Transition has made three separate installments to Lilly during the Phase 2 clinical study totaling US$14 million to Lilly. The first installment of US$6 million was paid in September 2014 when the study achieved 20% patient enrollment. The remaining two installments totaling US$8 million were paid during the three month period ended December 31, 2014 when the study achieved both the 50% and 70% patient enrollment milestones. There are no additional funding obligations related to this clinical study.

Expenditures for the TT401/402 Program

During the years ended June 30, 2015 and 2014, the Company incurred direct research and development costs for this program as follows:

TT401/402 Program (1)	Fiscal 2015	Fiscal 2014
Pre-clinical studies	$-	$7,488
Clinical studies	-	87,379
Manufacturing	-	(37,419)
Other direct research	-	37,803
Development payments to Lilly	15,491,600	-
TOTAL	$15,491,600	$95,251

Note (1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits, amortization of intangible assets or an allocation of Company overhead.

TT701 for Androgen Deficiency

On May 6, 2015, TTIL exclusively licensed worldwide rights to a novel small molecule drug candidate TT701 from Lilly. TT701 is a selective androgen receptor modulator that has been shown in a Phase 2 study to significantly increase lean body mass and a measurement of muscle strength in male subjects.

Clinical Development of TT701

Since acquiring the exclusive worldwide rights to TT701 the Company has incurred drug development manufacturing costs as they prepare to move the drug candidate into a Phase 2 clinical trial. TTIL has been actively working with potential partners to collaborate on the clinical development of TT701 and it is expected that a Phase 2 study of TT701 will commence before the end of calendar 2015.

Expenditures for the TT701 Program

During the years ended June 30, 2015 and 2014, the Company incurred direct research and development costs for this program as follows:

TT701 Program (1)	Fiscal 2015	Fiscal 2014
Pre-clinical studies	$-	$-
Clinical studies	-	-
Manufacturing	253,729	-
Other direct research	41,034	-
TOTAL	$294,763	$-

Note (1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits, amortization of intangible assets or an allocation of Company overhead.

The Next Steps

Transition’s goal for its programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company and or its partners, must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company’s technologies are illustrated below:

Overall Performance

During the year ended June 30, 2015, the Company recorded a net loss of $51,339,528 ($1.41 loss per common share) compared to a net loss of $21,782,255 ($0.72 loss per common share) for the year ended June 30, 2014.

During the fiscal year ended June 30, 2015, the Company reported an increase in net loss of $29,557,273 compared to the fiscal year ending June 30, 2014. The increase in net loss is due to the significant increase in research and development expenses resulting from the reacquisition of the rights to develop the ELND005 drug candidate, as well as the US$14 million milestone payments made to Lilly and increased general and administration expenses. The increase in net loss has been partially offset by the settlement of a pre-existing relationship recognized in connection with the re-acquisition of the ELND005 asset in February 2014, increased foreign exchange gains and the change in fair value of contingent consideration payable.

On February 18, 2015, the Company announced the closing of its underwritten public offering of an aggregate of 3,538,461 common shares at a price to the public of US$6.50 per share, including 461,538 common shares issued upon the exercise of the underwriters’ over-allotment option, raising gross proceeds of $28,561,400 (US$23.0 million). The Company incurred total share issuance costs of $2,492,010, resulting in net cash proceeds of $26,069,390.

At June 30, 2015, the Company has $40,510,758 in cash and a working capital of $32,026,606.

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

	June 30, 2015 $	June 30, 2014 $	June 30, 2013 $
Revenue	—	—	17,933,500
Net income (loss) (1)	(51,339,528)	(21,782,255)	23,297
Basic and diluted net income (loss) per common share	(1.41)	(0.72)	-
Total assets	49,649,085	68,907,236	37,807,955
Total long-term liabilities (2)	3,503,344	3,849,718	1,457,821
Cash dividends declared per share	—	—	—

Note (1) Net income (loss) before discontinued operations and extraordinary items was equivalent to the net income (loss) for such periods.

Note (2) Total long-term liabilities represents contingent consideration payable as set forth in the Company’s audited consolidated financial statements for the year ended June 30, 2015. For the years ended June 30, 2014 and 2013, total long-term liabilities also includes leasehold inducement.

ANNUAL RESULTS – YEAR ENDED JUNE 30, 2015 COMPARED TO YEAR ENDED JUNE 30, 2014

Results of Operations

Research and Development

Research and development expenses increased $31,842,318 or 183% from $17,367,385 for the fiscal year ended June 30, 2014 to $49,209,703 for the fiscal year ended June 30, 2015.

The increases in research and development expenses are primarily due to increases in development costs related to ELND005. The increases are also attributed to increases in development costs associated with diabetes drug candidate TT401 as during fiscal 2015 the Company paid Lilly an aggregate of US$14 million upon the achievement of all three patient enrollment milestones. The increase in research and development costs have been partially offset by decreases in clinical development costs associated with the costs related to the TT601 program.

The Company anticipates that research and development expenses will decrease significantly during fiscal 2016 as the Company discontinues the safety extension trial AG251 in agitation and aggression in Alzheimer’s disease and has no further funding obligations to Lilly for the ongoing Phase 2 clinical study of diabetes drug candidate TT401. The decrease will be offset by incurring costs relating to the development of TT701, a novel small molecule drug candidate licensed from Lilly.

General and Administrative

General and administrative expenses increased by $787,698 or 17% from $4,726,574 for the fiscal year ended June 30, 2014 to $5,514,272 for the fiscal year ended June 30, 2015.

The increases in general and administrative expenses are primarily due to increases in compensation and overhead costs relating to the Company’s premises in San Mateo, California.

The Company anticipates general and administrative expenses will decrease during fiscal 2016 as all activities based out of the San Mateo, California location will be transferred to head office, which will result in a reduction in general and administrative expenses.

Settlement of a Pre-existing Relationship

During the comparative year ended June 30, 2014, the Company recognized an expense of $3,096,186 as a settlement of a pre-existing relationship relating to the collaboration agreement with Elan. The Company did not recognize a similar expense during the year ended June 30, 2015.

Change in Fair Value of Contingent Consideration Payable

Contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date. Management revisited the assumptions used in the valuation of the contingent consideration payable and accordingly, the Company has recognized an increase in the fair value of contingent consideration payable of $65,787 during the fiscal year ended June 30, 2015.

During the comparative year ended June 30, 2014, the Company recognized a change in fair value of contingent consideration payable of $2,911,218.

ANNUAL RESULTS – YEAR ENDED JUNE 30, 2014 COMPARED TO YEAR ENDED JUNE 30, 2013

Results of Operations

Revenue

Revenue is nil in the year ended June 30, 2014 compared to $17,933,500 for the year ended June 30, 2013.

In fiscal 2013, the Company recognized $17,933,500 as revenue which is comprised of the milestone payment of $10,815,200 (US$11,000,000) received from Elan upon their commencement of the next ELND005 clinical trial and the milestone payment of $7,118,300 (US$7 million) received from Lilly upon exercising its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT401.

Research and Development

Research and development expenses increased $8,504,513 or 96% from $8,862,872 for the fiscal year ended June 30, 2013 to $17,367,385 for the fiscal year ended June 30, 2014.

The increases in research and development expenses are primarily due to increases in clinical development costs related to the re-acquired rights to the drug candidate ELND005 as well as the costs associated with the pre-clinical research on TT601. The increase in research and development costs have been partially offset by decreases in clinical development costs associated with diabetes drug candidate TT401/TT402 as well as decreased amortization resulting from the write off of the TT301/302 technology.

The Company anticipates that research and development expenses will increase significantly during fiscal 2015 as the Company continues to fund the clinical development of the ongoing Phase 2 clinical trial of ELND005 in agitation and aggression in Alzheimer’s disease and will also pay US$14 million to Lilly in three separate installments to help fund the ongoing Phase 2 clinical study of diabetes drug candidate TT401.

General and Administrative

General and administrative expenses increased by $1,168,782 or 33% from $3,557,792 for the fiscal year ended June 30, 2013 to $4,726,574 for the fiscal year ended June 30, 2014.

The increases in general and administrative expenses are primarily due to increases in legal and professional fees as well as increased business and corporate development activities.

The Company anticipates that general and administrative expenses will remain relatively consistent during fiscal 2015.

Impairment of Intangible Assets

Impairment of intangible assets is nil for the year ended June 30, 2014 compared to $6,545,821 for the year ended June 30, 2013.

During fiscal 2013, the Company decided to no longer develop TT301 and TT302, the compounds acquired from NMX. Accordingly, the Company recognized an impairment loss of $6,545,821.

Settlement of a Pre-existing Relationship

During the year ended June 30, 2014, the Company recognized an expense of $3,096,186 as a settlement of a pre-existing relationship relating to the collaboration agreement with Elan. The Company did not recognize a settlement during the comparative year ended June 30, 2013.

Change in Fair Value of Contingent Consideration Payable

The contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date. On February 28, 2014, the Company became responsible for the development of ELND005 and accordingly has re-evaluated the development program timelines and adjusted the estimate relating to the timing of the milestone payments. Accordingly, the Company has recognized a change in fair value of contingent consideration payable of $2,911,218 during the year ended June 30, 2014. There was no change in fair value recognized during the comparative period ended June 30, 2013.

Summary of Quarterly Results

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at June 30, 2015.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
2015
Revenue	-	-	-	-	-
Net income (loss) (1)	$(15,695,324)	$(16,910,139)	$(4,748,096)	$(13,985,969)	$(51,339,528)
Basic and diluted net income (loss) per common share	$(0.45)	$(0.48)	$(0.13)	$(0.38)	$(1.41)
2014
Revenue	-	-	-	-	-
Net income (loss) (1)	$(2,331,186)	$(1,253,772)	$(5,067,292)	$(13,130,005)	$(21,782,255)
Basic and diluted net income (loss) per common share	$(0.08)	$(0.04)	$(0.17)	$(0.43)	$(0.72)

Note (1) Net income (loss) before discontinued operations was equivalent to the net income (loss) for such periods.

The fluctuations of Transition’s quarterly results are primarily due to milestone payments made to Lilly to help fund TT401 Phase 2 clinical development and changes in: activity levels of the clinical trials being performed by the Company and foreign exchange gains and losses.

Critical Accounting Estimates and Judgements

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management’s most subjective estimates and judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

(a) Estimates

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company’s intangible assets are amortized over the estimated useful life of up to 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. As ELND005 did not meet its primary efficacy endpoint in the Phase 2/3 clinical study in agitation and aggression in Alzheimer’s disease, management performed an impairment test and noted there is no impairment of the ELND005 asset as at June 30, 2015. The Company is performing a thorough review of the data from the completed study in agitation and aggression. An external clinical advisory board is working with the Company to evaluate the data and consider potential future clinical development paths for ELND005.

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

Valuation of Contingent Consideration Payable

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005. The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products including regulatory approval and achievement of revenue targets. An increase of 10% applied to the probability assumptions, with all other variables held constant, will increase the contingent consideration payable by $1,428,951. Conversely a decrease of 10% applied to the probability assumptions, with all other variables held constant, would reduce the contingent consideration payable by $1,858,858;

(b)	The probability adjusted cash flows are discounted at a rate of 20% which is management’s best estimate of the Company’s cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $1,080,299. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $1,538,400.

Management revisited the assumptions used in the valuation of the contingent consideration payable and accordingly, the Company has recognized a change in fair value of contingent consideration payable of $65,787 during the fiscal year ended June 30, 2015.

Share Based Payments and Warrants

When the Company issues stock options and warrants, an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model. The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

Settlement of a Pre-Existing Relationship

The Company has determined that the transactions entered into with Perrigo on February 28, 2014 have resulted in the re-acquisition of the rights to the development and commercialization of ELND005 previously licensed to Elan which in accordance with IFRS must be accounted for as a settlement of a pre-existing relationship (the collaboration agreement between Waratah and Elan).  Accordingly, the company expensed $3,096,186 in fiscal 2014 as the cost related to the settlement of the pre-existing relationship.

Accounting Changes

The following accounting policies have been adopted effective July 1, 2014:

IAS 36 – Impairment of Assets

IAS 36 has been amended to include limited scope amendments to the impairment disclosures. The amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of IAS 36 did not significantly impact the Company’s consolidated financial statements;

IFRS 2 – Share Based Payments

IFRS 2 has been amended to clarify the definition of vesting conditions. The amendments are effective for annual periods beginning on or after July 1, 2014. The adoption of IFRS 2 did not significantly impact the Company’s consolidated financial statements.

IFRS Issued But Not Yet Adopted

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 specifies how and when to recognize revenue as well as requiring entities to provide users of financial statements with some informative, relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory for all IFRS reporters and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. Currently IFRS 15 must be applied in an entity’s first annual IFRS financial statements for periods beginning on or after January 1, 2017 however the IASB has proposed to defer the date of adoption to periods beginning on or after January 1, 2018, with early adoption permitted. Management is evaluating the standard and has not yet determined the impact on its consolidated financial statements.

Outstanding Share Data

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

Issued and Outstanding

The following details the issued and outstanding equity securities of the Company:

Common Shares

As at September 14, the Company has 38,878,879 common shares outstanding.

Stock Options

As at September 14, 2015 the Company has 2,408,381 stock options outstanding with exercise prices ranging from $2.09 to $10.19 and various expiry dates extending to June 14, 2025. At September 14, 2015, on an if-converted basis, these stock options would result in the issuance of 2,408,381 common shares in the capital of the Company at an aggregate exercise price of $11,430,633.

Warrants

As at September 14, 2015, the Company has a total of 1,949,250 warrants outstanding with a purchase price of US$7.10.

Each warrant entitles the holder, within two years of the June 23, 2014 issuance date, to purchase one additional common share in the capital of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from milestone payments and licensing fees. The Company has incurred a cumulative deficit to June 30, 2015 of $222,454,699. Losses are expected to continue for the next several years as the Company invests in research and development, preclinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits and short term investments and revenues and reimbursements from partners.

The Company’s cash was $40,510,758 at June 30, 2015 as compared to cash and short term investments of $60,271,566 at June 30, 2014, resulting in a decrease of $19,760,808. The Company’s working capital position at June 30, 2015 decreased $22,751,265 from $54,777,871 at June 30, 2014 to $32,026,606, at June 30, 2015.

The decrease in the Company’s cash and short term investments as well as the decrease in working capital are primarily due to the expenditures incurred during the fiscal year ended June 30, 2015 which included three milestone payments totaling US$14 million paid to Lilly upon the achievement of all three patient enrollment milestones for the TT401 Phase 2 diabetes study. The decrease is offset by the February 18, 2015 public offering of 3,538,461 common shares which resulted in net proceeds of $26,069,390.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements for the next 12 months.

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

On July 19, 2013, the Company’s shelf registration statement filed with the United States Securities and Exchange Commission (“SEC”) on Form F-3 became effective. The shelf prospectus provides for the potential offering in the United States of up to an aggregate amount of US$50 million of Transition’s common shares, warrants, or a combination thereof, from time to time in one or more offerings until July 19, 2016.

On January 5, 2015, the Company filed with the SEC a prospectus supplemental to the shelf prospectus and a sales agreement with Cowen and Company, LLC or Cowen, relating to the sale of the Company’s common shares. In accordance with the terms of the sales agreement, the Company may offer and sell from time to time common shares having an aggregate offering price of up to US $25 million with Cowen acting as sales agent. After the closing of the February, 2015 US$23 million public offering, the Company can raise an additional US$27 million through the issuance of common shares, warrants or a combination thereof, from time to time in in one of more offerings until July 19, 2016.

Utilization of the US shelf prospectus is dependent upon meeting certain market capitalization thresholds at the time of financing.

Financial Instruments

Financial instruments of the Company consist mainly of cash, short term investments, other receivables, accounts payable and accrued liabilities, and contingent consideration payable. Management’s primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.

The Company is exposed to market risks related to volatility in interest rates for the Company’s investment portfolio and foreign currency exchange rates related to cash and purchases of supplies and services made in U.S. dollars.

The Company is exposed to interest rate risk to the extent that the cash is held in deposit accounts which earn interest at variable rates. The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Off-Balance Sheet Arrangements

The Company’s off-balance sheet arrangements include operating leases for the Company’s premises and certain office equipment. The minimum payments under these leases are included in the contractual obligation table below.

Contractual Obligations

Minimum payments under our contractual obligations are as follows:

	Less than 1 Year	1- 3 Years	4 – 5 Years	After 5 Years	Total
Operating leases	$238,179	$343,165	$307,453	$-	$888,797
Clinical and toxicity study agreements	2,904,125	-	-	-	2,904,125
Manufacturing agreements	214,857	-	-	-	214,857
Contingent Consideration Payable	-	2,847,759	-	58,028,760	60,876,519
Other	327,218	-	-	-	327,218
TOTAL	$3,684,379	$3,190,924	$307,453	$58,028,760	$65,211,516

Contractual obligations denominated in US dollars have been translated to Canadian dollars using the exchange rate at June 30, 2015.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Managers. The following table sets forth the name and province or state and country of residence of each director and executive officer of the Corporation as well as their position(s) and offices held with the Corporation and their principal occupations during the five preceding years for each as of September 14, 2015.

Name and Province/ State and Country of Residence	Position(s) Held with the Corporation	Principal Occupations within the Five Proceeding Years	Director Since (4)	Age

Dr. Tony F. Cruz Ontario, Canada	Chief Executive Officer, Director and Chairman of the Board of Directors	Chief Executive Officer of the Corporation.	January 1999;	62

Carl Damiani Ontario, Canada	President and Chief Operating Office	President and Chief Operating Officer of the Corporation since June 16, 2015; prior thereto, Chief Operating Officer of the Corporation since July 11, 2014; prior thereto, VP of Business Development of the Corporation since December 2007, prior thereto, Director of Business Development of the Corporation since October 2003.	N/A	43

Name and Province/ State and Country of Residence	Position(s) Held with the Corporation	Principal Occupations within the Five Proceeding Years	Director Since (4)	Age
Nicole Rusaw Ontario, Canada	Chief Financial Officer	Chief Financial Officer of the Corporation since December 2011; prior thereto, VP, Finance of the Corporation since July 2008, prior thereto, Director of Finance of the Corporation since June 2005.	N/A	42

Dr. Aleksandra Pastrak Ontario, Canada	VP of Clinical Development and Medical Officer	VP of Clinical Development and Medical Officer since September 2011, prior thereto, VP Research and Medical Officer of the Corporation since July 2007, prior thereto, VP, Research of the Corporation since May 2005.	N/A	49

Bruce Connop Ontario, Canada	VP of Non-Clinical and Pharmaceutical Development	VP of Non-Clinical and Pharmaceutical Development of the Corporation since July 2012, prior thereto, Senior Director Non-Clinical Drug Development since December 2006.	N/A	46

Michael Ashton (1)(2)(3) Connecticut, USA	Lead Director	Director of Hikma Pharmaceuticals PLC since 2005 and Independent consultant to the pharmaceutical industry since March 2006; prior thereto, former Chief Executive Officer of Puricore plc; prior thereto, Chief Executive Officer of SkyePharma PLC, a U.K. based drug delivery company.	December 2002;	69

Paul Baeher (1)(2)(3) Quebec, Canada	Director	President, Chief Executive Officer and Chairman of IBEX Technologies Inc., a publicly traded biotechnology company.	December 2002;	72
Christopher Henley (1)(2)(3) Ontario, Canada	Director	President of Henley Capital Corporation, an exempt market dealer and portfolio manager.	October 2000;	55

Dr. Gary W. Pace (1)(2)(3) California, USA	Director	Currently a Director of ResMed Inc. and Pacira Pharmaceuticals, Inc.; prior thereto, Co-founder, Chairman and Chief Executive Officer of QRxPharma from 2002 to 2013.	January 2002;	67

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance Committee.
(4)	The term of each current director’s appointment will expire at the Corporation’s Annual Meeting of shareholders which is scheduled for December 10, 2015. It is anticipated that each current director will be nominated by management for re-appointment at the Corporation’s Annual Meeting.

Family Relationships

There are no family relationships among our directors and executive officers.

Arrangement or understanding with major shareholders, customers, suppliers or others

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Executive Compensation

Compensation of Executives

Summary Compensation Table

The following table provides a summary of compensation earned during the most recently completed fiscal year by the Corporation’s Chief Executive Officer, Chief Financial Officer, and for the next three most highly compensated executive officers of the Corporation other than the Chief Executive Officer and the Chief Financial Officer (the “Named Executive Officers” as the term is used in National Instrument Form 51-102 – Statement of Executive Compensation), whose total salary and bonus exceeded $150,000.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans	Long- term incentive plans	Pension value ($)	All other compensation ($)		Total compensation
Tony Cruz, Chief Executive Officer	2015	413,860	—	426,755	124,158	—	—	1,350	(3)	966,123
	2014	401,806	—	664,500	120,542	—	—	1,174	(3)	1,188,022
	2013	390,103	—	198,000	117,031	—	—	1,174	(3)	706,308

Nicole Rusaw Chief Financial Officer	2015	204,000	—	243,860	40,800	—	—	—		488,660
	2014	190,962	—	221,500	38,192	—	—	1,174	(3)	451,828
	2013	185,400	—	92,400	37,080	—	—	1,174	(3)	316,054

Sawsan Abushakra D5 Program Lead and Chief Medical Officer (1)	2015	481,258	—	274,343	192,503	—	—	—		948,104
	2014	36,456	—	398,691	—	—	—	—		435,147

Earvin Liang Senior Director Clinical Pharmacology(2)	2015	304,014	—	91,448	91,204	—	—	—		486,666
	2014	23,029	—	66,449	—	—	—	—		89,478

Aleksandra Pastrak Vice President Clinical Development & Medical Officer	2015	266,053	—	213,378	53,211	—	—	1,350	(3)	533,992
	2014	258,304	—	221,500	51,661	—	—	1,174	(3)	532,639
	2013	250,781	—	105,600	50,156	—	—	1,174	(3)	407,711

Notes:

(1)	Ms. Abushakra joined the Corporation on June 1, 2014 and was appointed ELND005 Program Lead and Chief Medical Officer. Ms. Abushakra’s employment with the Corporation was terminated on July 24, 2015 and as of that date, Ms. Abushakra owned 30,898 common shares of the Corporation.
(2)	Mr. Liang joined the Corporation on June 1, 2014 as the Senior Director Clinical Pharmacology. Mr. Liang’s employment with the Corporation was terminated on July 24, 2015 and as of that date, Mr. Liang owned 23,600 common shares of the Corporation.
(3)	Dr. Cruz, Dr. Pastrak and Ms. Rusaw receive subsidized parking from the Corporation and the subsidy represents the full amount of all other compensation disclosed.

Outstanding Option-based Awards

The following table sets forth information with respect to stock option grants exercisable into Common Shares made to the Named Executive Officers that were outstanding at June 30, 2015:

	Option-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Tony Cruz	150,000	3.22	May 26, 2021	—
	250,000	2.10	June 1, 2022	112,500
	75,000	3.66	June 19, 2023	—
	150,000	6.00	June 12, 2024	—
	70,000	8.73	March 31, 2025	—

Nicole Rusaw	16,000	3.22	May 26, 2021	—
	50,000	2.10	June 1, 2022	22,500
	35,000	3.66	June 19, 2023	—
	50,000	6.00	June 12, 2024	—
	40,000	8.73	March 31, 2025	—

Susan Abushakra	90,000	6.00	June 12, 2024	—
	45,000	8.73	March 31, 2025	—

Earvin Liang	15,000	6.00	June 12, 2024	—
	15,000	8.73	March 31, 2025	—

Aleksandra Pastrak	85,000	3.22	May 26, 2021	—
	100,000	2.10	June 1, 2022	45,500
	40,000	3.66	June 19, 2023	—
	50,000	6.00	June 12, 2024	—
	35,000	8.73	March 31, 2025	—

Notes:

(1)	Calculated based on the difference between the closing price of the Common Shares on the TSX on June 30, 2015 of $2.55 and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth for option-based awards, the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

Name	Option-based awards – Value vested during the year ($)(1)
Tony Cruz	37,500
Nicole Rusaw	12,750
Sawsan Abushakra	—
Earvin Liang	—
Aleksandra Pastrak	15,000

Notes:

(1)	Calculated based on the difference between the closing price of the Common Shares on the TSX on June 30, 2015 of $2.55 and the exercise price of the options which were vested as of June 30, 2015.

Compensation of Directors

The following table details the total compensation earned by each non-employee director during the year ended June 30, 2015:

Name	Fees earned ($)	Option- based awards ($)	All other compensation ($)	Total ($)
Michael Ashton	53,000	109,482	—	162,482
Paul Baehr	51,250	109,482	—	160,732
Christopher Henley	52,250	109,482	—	161,732
Gary W. Pace	43,000	109,482	—	152,482

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

Standard Arrangements

The Corporation has standard arrangements for its non-employee directors, which include the following:

•	Board member annual retainer in the amount of $25,000 and an annual grant of stock options;

•	Committee Chair annual retainers – the Audit Committee Chair is paid $10,000 annually and the Corporate Governance and Nominating Committee and Compensation Committee Chairs are each paid $6,000 annually;

•	Board and Committee meeting fees are paid in the amount of $1,500 for each meeting attended and $750 for each conference call attended;

•	Travel fees of $1,000 for each meeting are paid to all non-employee directors who traveled from outside the Greater Toronto area to attend in person; and

•	All reasonable out of pocket expenses incurred by the non-employee directors in respect of their duties as directors are reimbursed by the Corporation.

There are no contracts or arrangements with non-employee directors providing for benefits upon termination of service.

Directors – Outstanding Option-based Awards

The following table sets forth information with respect to stock option grants exercisable into Common Shares made to the directors that were outstanding at June 30, 2015.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)
Michael Ashton	15,000	3.00	June 30, 2021	—
	15,000	2.09	June 30, 2022	6,900
	15,000	3.55	June 30, 2023	—
	15,000	7.47	June 30, 2024	—
	15,000	10.19	June 14, 2025	—

Paul Baehr	15,000	3.00	June 30, 2021	—
	15,000	2.09	June 30, 2022	6,900
	15,000	3.55	June 30, 2023	—
	15,000	7.47	June 30, 2024	—
	15,000	10.19	June 14, 2025	—

Christopher Henley	15,000	3.00	June 30, 2021	—
	15,000	2.09	June 30, 2022	6,900
	15,000	3.55	June 30, 2023	—
	15,000	7.47	June 30, 2024	—
	15,000	10.19	June 14, 2025	—

Gary W. Pace	15,000	3.00	June 30, 2021	—
	15,000	2.09	June 30, 2022	6,900
	15,000	3.55	June 30, 2023	—
	15,000	7.47	June 30, 2024	—
	15,000	10.19	June 14, 2025	—

Notes:

(1)	Calculated based on the difference between the closing price of the Common Shares on the TSX on June 30, 2015 of $2.55 and the exercise price of the options which were vested as of June 30, 2015.

Directors – Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth (i) for option-based awards, the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting.

Name	Option-based awards – Value vested during the year ($) (1)
Michael Ashton	—
Paul Baehr	—
Christopher Henley	—
Gary W. Pace	—

Notes:

(1)	All options that vested during the year were out of the money based on the closing price of Common Shares on the TSX on June 30, 2015 of $2.55.

C.	Board Practices

Audit Committee

The Corporation has a separately-designated standing Audit Committee established in accordance with section 3(a)(58) of the Exchange Act. The members of the Audit Committee are: Mr. Christopher Henley (chair), Mr. Paul Baehr, Mr. Michael Ashton and Dr. Gary Pace, each of whom is independent under the TSX and NASDAQ listing standards and financially literate.

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

Mr. Henley has been an investment banker for over 25 years and previously was the head of investment banking in Toronto at what was then Canada’s largest independent employee-owned investment dealer where he also ran the firm’s High Technology and Communications practice. Mr. Henley is a former board member of the Exempt Market Dealers Association of Canada, a former director and Chair of the Toronto Port Authority, a former member of the Board and Audit Committee of Ontario Transportation Capital Corporation, a Government of Ontario Crown Corporation that, through a public partnership, developed Highway 407 in Toronto, Ontario, the first all-electronic toll highway in the world. Mr. Henley is also a founding member of the National Angel Organization in Canada and the Ministers’ Technology Advisory Group (“MTAG”) for the Province of Ontario. He is also a former Chair of the MTAG Task Force on Access to Capital, a former member of the Advisory Board, Faculty of Business Administration, Memorial University of Newfoundland and is an active member of the Institute of Corporate Directors. Mr. Henley is currently Chair of West Park Healthcare Centre, a member of the Governance Committee of the Ontario Cancer Research Ethics Board, and is actively involved in many philanthropic organizations including acting as Chair of the Board of the McMichael Canadian Art Foundation.

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

Mr. Michael Ashton:

In June, 2015, Mr. Ashton retired as the Chief Executive Officer of Puricore PLC. Mr. Ashton has been an independent consultant to the pharmaceutical industry since March 2006. Prior thereto, he was the Chief Executive Officer of SkyePharma PLC. He has over 30 years of experience in the pharmaceutical industry having worked for Merck, Pfizer, Purepac and Faulding, where Mr. Ashton was Chairman, President and CEO. Mr. Ashton is a member of the Board of Directors of Hikma Pharmaceuticals PLC. Mr. Ashton has a Bachelor of Pharmacy degree from Sydney University and his MBA degree from Rutgers University, New Jersey.

Dr. Gary Pace:

Dr. Pace has more than 40 years of experience in the development and commercialization of advanced technologies, spanning biotechnology, pharmaceuticals, medical devices and food industries.  He is a serial entrepreneur and has held senior positions in small and large-scale life sciences ventures and companies in Australia, USA, Europe and Canada. Dr. Pace has long-term board level experience with multi-billion and small cap companies with an in-depth knowledge of all aspects of technical operations, compensation, and corporate governance. Dr. Pace has contributed to the development of the biotechnology industry through honorary university appointments and industry and government committees.  He is an elected Fellow of the Australian Academy of Technological Sciences and Engineering, author and co-author of several research papers, reviews and patents.  In 2003, Dr. Pace was awarded a Centenary Medal by the Australian Government “for service to Australian society in research and development” as well as “Corporate Governance 2011 Director of the Year” by the San Diego Directors Forum. Dr Pace currently sits on boards of directors of public companies Pacira Pharmaceutical Inc. and ResMed Inc. and several private companies. Dr. Pace has a B.Sc. from the University of New South Wales and a Ph.D. from the Massachusetts Institute of Technology.

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

Compensation Committee

Compensation of the executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee. The following individuals comprise the Compensation Committee of the Board of Directors: Mr. Michael Ashton (Chair); Mr. Paul Baehr; Mr. Christopher Henley and Dr. Gary Pace.

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

D.	Employees

As of June 30, 2015, the Corporation had 18 full-time employees.

E.	Share Ownership

Please see Items 6.B and 7.A.

Item 7A.	Major Shareholders and Related Party Transactions

Securities Ownership of Certain
Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our Common Shares, by (1) each of the Corporation’s shareholders who is a beneficial owner of more than 5% of the Corporation’s Common Shares, (2) each of the Corporation’s directors and executive officers, individually, as of August 31, 2015.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Jack Schuler (1)	7,428,678	18.8%
Larry N Feinberg (2)	5,724,399	14.4%
Renate Schuler (1)	4,642,668	11.8%
Schuler Family Foundation (1)	4,605,668	11.7%
Fidelity Research and Management Company	4,103,435	10.6%
Elan Corporation	2,255,640	5.8%
Louis Alexopoulos	36,003	*
Michael Ashton (3)	86,390	*
Tony Cruz (4)	1,450,949	3.7%
Paul Baehr (3)	88,512	*
Christopher Henley (3)	122,754	*
Gary Pace (3)	133,393	*
Aleksandra Pastrak (5)	285,166	*
Nicole Rusaw (6)	142,244	*
Carl Damiani (7)	324,976	*
Bruce Connop (8)	111,180	*

Notes:

*	Less than 1%.
(1)	Includes the 3,986,117 shares beneficially owned by the Schuler Family Foundation over which Mr. Schuler and Mrs. Renate Schuler share dispositive power. The number of shares beneficially owned includes 619,551 warrants to purchase common shares which are exercisable within 60 days of August 31, 2015 and which are beneficially owned by the Schuler Family Foundation. The warrants provide that they are not exercisable to the extent that the exercise would cause the holder to own or have control over voting securities which constitute 20% or more of the total issued and outstanding voting securities of the Company, unless both the shareholders of the Company and the TSX have approved such exercise. Mr. Schuler and Mrs. Schuler disclaim any beneficial interest in the shares owned by the Schuler Family Foundation. Mr. Schuler disclaims any beneficial interest in the shares owned by Mrs. Schuler. Mrs. Schuler disclaims any beneficial interest in the shares owned by Mr. Schuler.

(2)	The shares reported to be beneficially owned by Mr. Larry Feinberg includes the 3,378,205 shares beneficially owned by Oracle Associates, LLC, which include 343,985 warrants to purchase common shares which are exercisable within 60 days of August 31, 2015, and 2,346,194 shares for which beneficial ownership is shared by Oracle Ten Fund Master, L.P. and Oracle Investment Management Inc., which include 519,093 warrants to purchase common shares which are exercisable within 60 days of August 31, 2015. The 3,378,205 shares beneficially owned by Oracle Associates, LLC, include 478,802 shares beneficially owned by Oracle Institutional Partners, L.P., which include 51,598 warrants to purchase common shares which are exercisable within 60 days of August 31, 2015, and 2,899,403 shares owned by Oracle Partners, L.P., which include 292,387 warrants to purchase common shares which are exercisable within 60 days of August 31, 2015.
(3)	Includes 57,501 options exercisable within 60 days of August 31, 2015. Gary Pace also has 2,293 warrants to purchase common shares which are exercisable within 60 days of August 31, 2015.
(4)	Includes 17,199 warrants to purchase common shares and 593,603 options exercisable within 60 days of August 31, 2015.
(5)	Includes 285,139 options exercisable within 60 days of August 31, 2015.
(6)	Includes 1,147 warrants to purchase common shares and 138,217 options exercisable within 60 days of August 31, 2015.
(7)	Includes 5,733 warrants to purchase common shares and 246,379 options exercisable within 60 days of August 31, 2015.
(8)	Includes 110,830 options exercisable within 60 days of August 31, 2015.

The Corporation had 19 registered shareholders in the U.S. who held 17,278,090 shares, representing approximately 44.4% of the Corporation’s common shares outstanding as of August 31, 2015.

Certain Relationships and Related Transactions

During fiscal 2015, the Company paid legal fees to a law firm where the Company’s Secretary is a partner and to a corporation controlled by the Company’s Secretary. Total fees and disbursements charged to the Company by these companies was $45,346 and $49,000 in fiscal 2015 and 2014 respectively and are included in general and administrative expenses. The balance owing at June 30, 2015 and 2014 is nil.

Members of the Company’s Board of Directors, management and employees participated in the June, 2014 private placements.

On June 23, 2014, the Company announced the closing of a private placement financing issuing 3,195,487 common shares of the Company at a price of US$5.32 per common share, together with warrants to purchase approximately 1,949,250 common shares of the Company. A portion of such shares and warrants were purchased in the private placement by Gary Pace and Paul Baehr, Directors of the Company, as well as Tony Cruz, Chief Executive Officer and Chairman of the Board of Directors of the Company, Carl Damiani, President and Chief Operating Officer of the Company and Nicole Rusaw, Chief Financial Officer of the Company.

The Company executed subscription agreements with these individuals in connection with such purchases. The form of such subscription agreements is filed as Exhibit 4.7 to this annual report on Form 20-F. These transactions occurred in the normal cause of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Item 8.	Financial Information

A.	Consolidated Statements and Other Information

Please see our audited consolidated financial statements filed as a part of this annual report on page F-1.

Legal Proceedings

As of June 30, 2015, no litigation, arbitration or claim of material importance was pending and there were no material proceedings in which any director, member of our senior management or any of our affiliates was a party adverse to us or in which such persons or entities had a material interest that was adverse to us or any of our subsidiaries.

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

The following table sets forth, for the periods indicated, the high and low sales prices for our Common Shares on the NASDAQ (in U.S.$) and TSX (in CAN$).

	NASDAQ		TSX
	High	Low	High	Low
Yearly Highs and Lows for the Year Ending June 30,
2015	9.30	2.23	11.50	2.50
2014	8.22	2.81	9.25	2.62
2013	3.84	2.81	3.85	1.74
2012	3.23	1.15	3.00	1.19
2011	5.49	1.81	5.28	1.82

Quarterly Highs and Lows
2015
First Quarter (July-September 2014)	7.50	5.53	8.15	6.00
Second Quarter (October-December 2014)	6.94	6.05	8.08	6.10
Third Quarter (January-March 2015)	7.25	6.29	9.47	7.30
Fourth Quarter (April-June 2015)	9.30	2.02	11.50	2.50
2014
First Quarter (July-September 2013)	4.99	2.81	4.98	2.62
Second Quarter (October-December 2013)	5.91	4.00	6.77	4.16
Third Quarter (January-March 2014)	8.16	5.67	9.25	6.00
Fourth Quarter (April-June 2014)	8.22	4.36	9.00	4.80

Monthly Highs and Lows
March 2015	7.12	6.40	9.05	8.10
April 2015	8.50	6.75	10.29	8.00
May 2015	7.76	6.01	9.60	7.16
June 2015	9.30	2.02	11.50	2.50
July 2015	2.53	1.95	3.30	2.50
August 2015	2.72	1.77	3.87	2.37

Item 10.	Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association

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

Investment Canada Act

Under the Investment Canada Act, transactions exceeding certain financial thresholds, and which involve the acquisition of control of a Canadian business by a non-Canadian, may be subject to review and cannot be implemented unless the Minister of Industry and/or, in the case of a Canadian business engaged in cultural activities, the Minister of Canadian Heritage, are satisfied that the transaction is likely to be of “net benefit to Canada”. If a transaction is subject to review (a “Reviewable Transaction”), an application for review must be filed with the Investment Review Division of Industry Canada and/or the Department of Canadian Heritage and, generally speaking, approval must be obtained prior to the implementation of the Reviewable Transaction. The responsible Minister is, upon the filing of the application, required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada taking into account, among other things, certain factors specified in the Investment Canada Act and any written undertakings that may have been given by the applicant. The Investment Canada Act contemplates an initial review period of up to 45 days after filing; however, if the responsible Minister has not completed the review by that date, the Minister may unilaterally extend the review period by up to 30 days (or such longer period as may be agreed to by the applicant and the Minister) to permit completion of the review. At the completion of his or her review, the responsible Minister will either approve or reject the proposed acquisition of control. Direct acquisitions of control of most Canadian businesses by or from World Trade Organization (“WTO”) investors who are not state-owned enterprises are reviewable under the Investment Canada Act only if the enterprise value of the Canadian business (including its worldwide assets) exceeds C$600 million (this threshold will increase to C$800 million in 2017, then to C$1 billion in 2019). The threshold applicable to WTO investors which are state-owned applies to the value of the worldwide assets of the Canadian business and is exceeded if the total value of such assets reflected on the balance sheet exceed C$369 million (adjusted annually to reflect inflation). Indirect acquisitions (e.g., an acquisition of a U.S. corporation with a Canadian subsidiary) of control of such businesses by or from WTO investors are not subject to review, regardless of the value of the Canadian businesses’ assets. Significantly lower review thresholds apply where neither the investor nor the Canadian business is WTO investor controlled or where the Canadian business is engaged in certain cultural businesses.

Even if the transaction is not reviewable because it does not meet or exceed the applicable threshold, the non-Canadian investor must still give notice to Industry Canada and, in the case of a Canadian business engaged in cultural activities, Canadian Heritage, of its acquisition of control of a Canadian business within 30 days of its implementation. Finally, the Government of Canada has the power, under the Investment Canada Act, to review and challenge any acquisition by a non-Canadian of all or part of a Canadian business if the government believes the transaction could be injurious to Canada’s national security.

Disclosure of Share Ownership

Under applicable securities regulation in Canada, notice is required to be given to the market in the event of an acquisition of equity or voting securities representing 10% (5% where a take-over bid has already been made) of a class of securities of a target (including shares beneficially owned, controlled or directed by the purchaser and its joint actors). The purchaser must give this notice to the market by issuing a press release forthwith and filing, within two business days, an “early warning” report in the prescribed form (which must include disclosure relating to the purpose of the purchaser in undertaking the transaction and of any intention on the part of the purchaser to acquire additional securities of the class). A press release is required to be issued and an additional report is required to be filed if there is a change in a material fact contained in a prior report, or upon the acquisition of a further 2% of the class of securities or securities convertible into an additional 2% of such class of securities.

An alternative monthly reporting system is available to eligible institutional investors, which requires only the filing of a report within 10 days after the end of the month in which the security holding percentage of the eligible institutional investor in a class of voting or equity securities of the issuer, as at the end of the month, increased to 10% or more or increased or decreased past thresholds that are products of whole numbers multiplied by 2.5% of the outstanding securities of that class and that are in excess of 10% or decreased to less than 10% or there has been a change in a material fact contained in the report of the eligible institutional investor most recently filed.

In addition, in Canada, a person or company (other than an eligible institutional investor) who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both, carrying more than 10% of the voting rights attached to all the reporting issuer’s outstanding voting securities is a reporting insider and must, within 10 days of becoming a reporting insider, file an initial report in the required form effective the date on which the person became a reporting insider. The initial report must disclose any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer and any interest in, or right or obligation associated with, a related financial instrument involving a security of the reporting issuer. Additionally, securities regulation in Canada provides for the filing of a subsequent report by a reporting insider if there is any change in the information contained in the initial report, which subsequent report must be filed within 5 days from the day on which the change takes place.

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

The Corporation has entered into the following material contracts, which were not in the ordinary course of business, in the two-year period immediately preceding that filing date of this annual report:

Perrigo

On February 28, 2014, after a series of transactions, Perrigo has transferred all of its ELND005 rights and assets to Transition Ireland. Transition Therapeutics Inc. acquired Transition Ireland, which is now a 100% wholly-owned subsidiary. Transition Ireland is a party to a Milestone, Royalty and Sublicense Fee agreement with a subsidiary of Perrigo. Under this agreement, the subsidiary of Perrigo will be eligible to receive from Transition Ireland up to US$40 million in approval and commercial milestone payments and a 6.5% royalty on net sales of ELND005 products and sublicense fees received.

The agreement continues through the expiration of all payment obligations under the agreement.

Eli Lilly

TT401

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

In June 2013, Lilly assumed all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment. Lilly assumed all costs and will perform all future development and commercialization activities of TT401, and Transition paid US$14 million to Lilly in three separate installments during the Phase 2 clinical study. In return, Transition is eligible to receive up to approximately US$240 million in additional milestone payments. Transition will also be eligible to receive a low double-digit royalty (less than 15%) on sales of TT401 products and a low single digit royalty on related compounds.

The US$14 million was paid to Lilly in three instalments in the second half of calendar 2014. The Corporation has no additional funding obligations related to the ongoing clinical study or any other development or commercialization activities in the future under the Lilly agreement.

The agreement continues until the expiration of all payment obligations under the agreement. If Transition commercializes the product, Transition can terminate the agreement on 90 days notice. Either party may terminate for material breach.

TT701

On May 6, 2015, the Company, through its wholly owned subsidiary, Transition Ireland, exclusively licensed worldwide rights to a novel small molecule drug candidate, TT701 from Lilly. Under the terms of the agreement, the Corporation has acquired rights to develop and commercialize TT701. Transition will pay Lilly upfront consideration of up to US$1 million, US$500,000 of which has already been paid as of June 30, 2015. Lilly will also be eligible to receive up to approximately US$100 million in additional commercial milestone payments and a mid-single digit royalty on annual worldwide net sales.

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

Distributions

The gross amount of any distribution received by a U.S. Holder with respect to our Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of such U.S. Holder as a dividend to the extent attributable to our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its Common Shares, causing a reduction in the adjusted basis of such Common Shares. To the extent that such distribution exceeds a U.S. Holder’s adjusted tax basis in its Common Shares, the distribution will be treated as gain from the sale or exchange of such Common Shares. Provided that we are not treated as a PFIC, as described below, we believe that we are considered to be a “qualified foreign corporation,” and therefore distributions, if any, to non-corporate U.S. Holders (including individuals) that are treated as dividends should qualify for a reduced rate of tax. If we are a PFIC under the rules discussed below, distributions treated as dividends will be taxable at the higher ordinary income tax rates. Dividends on our Common Shares paid to corporate shareholders will not be eligible for the dividends received deduction allowed with respect to dividends from domestic corporations under the Code.

Generally, the amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the spot rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. If the Canadian dollars received as a dividend are converted into U.S. dollars on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars by a U.S. Holder will generally be treated as U.S.-source ordinary income or loss (or foreign source ordinary income or loss if the U.S. Holder is an individual with a tax home located outside the United States).

A U.S. Holder may be entitled to deduct or credit the amount of Canadian withholding tax imposed on dividends paid to such U.S. Holder, subject to applicable limitations in the Code. For purposes of calculating the foreign tax credit, dividends paid on our Common Shares generally will be treated as income from foreign sources and generally will constitute “passive category income.” The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

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

Based on the composition of our income and the valuation of our assets, we do not believe we were a PFIC for the taxable year ended June 30, 2015. However, because the PFIC determination is made annually at the close of the taxable year in question on the basis of facts and circumstances that may be beyond our control and because the principles and methodology for applying the PFIC tests are not entirely clear, there can be no assurance that we will not be a PFIC in subsequent taxable years or that the IRS will not challenge our determination concerning our PFIC status.

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

Provided that the Common Shares are, at the time of disposition, listed on a designated stock exchange for purposes of the Canadian Tax Act (which currently includes Nasdaq and the TSX), and under the Canadian Tax Act currently in force, the Common Shares will not constitute “taxable Canadian property” to a U.S. Holder unless; (i) at any time during the 60-month period immediately preceding the disposition of the Common Shares the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, partnerships in which the U.S. Holder or a person with whom the U.S. Holder did not deal at arm’s length holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Holder together with such persons, owned 25% or more of the issued shares of any class or series of our capital stock; and at any time during the 60-month period immediately preceding the disposition of the Common Shares more than 50% of the fair market value of the Common Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, such properties, as such terms are used for purposes of the Canadian Tax Act; or (ii) if the Common Shares are otherwise deemed under the Canadian Tax Act to be taxable Canadian property.

Pursuant to the Convention, even if the Common Shares constitute “taxable Canadian property” of a particular U.S. Holder, any capital gain realized on the disposition of the Common Shares by the U.S. Holder generally will be exempt from tax under the Canadian Tax Act, unless, at the time of disposition, the Common Shares derive their value principally from real property situated in Canada within the meaning of the Convention. U.S. Holders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

Specifically, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of securities of the Corporation and securities authorized for issuance under the Corporation’s stock option plan is contained in the Corporation’s Management Information Circular for its most recent annual meeting of securities holders that involved the election of directors dated November 4, 2014.

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

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to various types of market risks in the normal course of business, including foreign exchange risk and interest rate risk. We have not in the past used derivatives to manage our exposure to interest rate risk or foreign exchange risk. For additional information please see Note 4.2 of the Corporation’s audited consolidated financial statements for the year ended June 30, 2015.

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

Interest Rate Risk

The Corporation is exposed to interest rate risk to the extent that the short term investments are at a fixed rate of interest and their fair value can vary with the change in market interest rates. The Corporation’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. The Corporation does not speculate on interest rates and holds all deposits until their date of maturity.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures.

Management’s Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of management, including the Company’s CEO and CFO, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of June 30, 2015 as required by Canadian securities legislation. Disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of June 30, 2015, the Company’s disclosure controls and procedures were effective.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (“COSO”) in the updated Internal Control-Integrated Framework. The Company’s management, including the CEO and CFO, concluded that, as of June 30, 2015, the Company’s internal control over financial reporting was effective based on the criteria in Internal Control — Integrated Framework issued by COSO.

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2015 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report in the Company’s audited consolidated financial statements for the year ended June 30, 2015.

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

During the fiscal year ended June 30, 2015, there were no amendments to the Ethics Code or waivers, including implicit waivers, from any provision of the Ethics Code.

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

	During the Year Ended June 30, 2015 $	During the Year Ended June 30, 2014 $
Audit Fees (1)	304,775	238,150
Audit Related Fees (2)	80,000	40,000
Tax Fees (3)	167,202	114,914
Non-Audit(4)	4,763	4,346
Total	556,740	397,410

Notes:

(1)	During the years ended June 30, 2015 and 2014, Audit Fees” include fees for the annual audit, quarterly reviews, accounting consultations related to accounting, financial reporting or disclosure matters and assistance with understanding and implementing new accounting and financial reporting guidance from regulatory authorities.
(2)	During the years ended June 30, 2015 and 2014, “Audit Related Fees” include fees relating to the Corporations February 2015 public offering and August 15, 2013 and June 23, 2014 private placements.
(3)	During the years ended June 30, 2015 and 2014 “Tax Fees” include fees for assistance in the preparation and review of tax returns and related items, assistance with tax audits, general tax planning and advice relating to tax items such as withholding tax, SR&ED eligibility, and US and Ireland tax considerations.
(4)	For the years ended June 30, 2015 and 2014, the category “Non-Audit” includes a charge from the Corporation’s external auditors for a levy from the Canadian Public Accountability Board

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

The foregoing is consistent with the laws, customs and practices in Canada.

Item 16H.	Mine Safety Disclosure.

Not applicable.

Part III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

Not applicable.

Item 19.	Exhibits.

Exhibit Number	Description
1.1	Articles of Incorporation of Transition Therapeutics Inc., as amended (incorporated by reference to Exhibit 99.110 of Form 40-F filed on June 5, 2007, File No. 001-33514).

1.2	Bylaws of Transition Therapeutics Inc., as amended (incorporated by reference to Exhibit 99.111 of Form 40-F filed on June 5, 2007, File No. 001-33514).

2.1	Form of Warrant.

4.1	Share Purchase Agreement, dated February 24, 2006, among Registrant, 1255205 Ontario Inc., Ellipsis Neurotherapeutics Inc., and other parties named therein (incorporated by reference to Exhibit 99.47 of Form 40-F filed on June 5, 2007, File No. 001-33514).

4.2	License Agreement dated May 28, 2003, by and between Ellipsis Biotherapeutics Corp. and JoAnne McLaurin, PHD, as amended on April 1, 2005. (incorporated by reference to Exhibit 99.2 of Form 6-K filed on March 17, 2008, File No. 001-33514).

4.3	Consent to License – JoAnne McLaurin Novel Treatment for Alzheimer’s Disease and Amyloid Disorders using Inositol-Based Compounds dated May 29, 2003, by the University of Toronto. (incorporated by reference to Exhibit 99.3 of Form 6-K filed on March 17, 2008, File No. 001-33514).

4.4	Consent to Assignment dated November 2, 2004, by and between JoAnne McLaurin, Ellipsis Biotherapeutics Corp. and Ellipsis Neurotherapeutics Inc. (incorporated by reference to Exhibit 99.4 of Form 6-K filed on March 17, 2008, File No. 001-33514).

4.5	Collaboration and License Agreement effective as of February 25, 2010, among Waratah Pharmaceuticals Inc. and Eli Lilly and Company (incorporated by reference to Exhibit 99.2 of Form 6-K filed on March 12, 2010, File No. 001-33514).

4.6	Collaboration and License Agreement effective as of July 23, 2013, between Transition Therapeutics Inc. and Eli Lilly and Company (incorporated by reference to Exhibit 99.2 of Form 6-K filed on July 26, 2013, File No. 001-33514).

4.7	Form of Subscription Agreement (Canada) dated June 23, 2014 between Transition Therapeutics Inc. and certain directors and officers of the Company.

4.8	Form of Subscription Agreement (U.S.) dated June 23, 2014 between Transition Therapeutics Inc. and certain shareholders of the Company.

4.9	Milestone, Royalty and Sublicensing Fee Deed effective as of February 27, 2014 between Transition Therapeutics Ireland Limited (formerly Elan Science Ten Limited) and Elan Pharma International Limited.

4.10	Purchase and Sale Agreement, dated February 28, 2014, by and among Elan Pharma International Limited, the Company and Perrigo Company PLC.

Exhibit Number	Description
4.11	License Agreement effective as of May 5, 2015 between Transition Therapeutics Inc. and Eli Lilly and Company (incorporated by reference to Exhibit 99.1 of Form 6-K filed on May 8, 2015, File No. 001-33514).

8.1	Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Section 1350 Certification of the Chief Executive Officer.

13.2	Section 1350 Certification of the Chief Financial Officer.

15.1	Consent of PricewaterhouseCoopers LLP.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRANSITION THERAPEUTICS INC.

By	/s/ Nicole Rusaw
Name:	Nicole Rusaw
Title:	Chief Financial Officer

Date: September 15, 2015

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Transition Therapeutics Inc. have been prepared by management and have been approved by the Board of Directors. Management is responsible for the information and representation contained in these consolidated financial statements.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include some amounts that are based on best estimates and judgments.

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

September 11, 2015

Independent Auditor’s Report

To the Shareholders of

Transition Therapeutics Inc.

We have completed integrated audits of Transition Therapeutics Inc. and its subsidiaries’ June 30, 2015 and June 30, 2014 consolidated financial statements and their internal control over financial reporting as at June 30, 2015 and an audit of their June 30, 2013 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Transition Therapeutics Inc. and its subsidiaries, which comprise the consolidated balance sheets as at June 30, 2015 and June 30, 2014 and the consolidated statements of income (loss) and comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2015, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits as at June 30, 2015 and June 30, 2014 and for each of the three years in the period ended June 30, 2015 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Transition Therapeutics Inc. and its subsidiaries as at June 30, 2015 and June 30, 2014 and their financial performance and their cash flows for each of the three years in the period ended June 30, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Transition Therapeutics Inc. and its subsidiaries’ internal control over financial reporting as at June 30, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting appearing in the 2015 Annual Report to Shareholders in the section entitled “Item 15 - Controls and Procedures”.

Auditor’s responsibility

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

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Transition Therapeutics Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at June 30, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

September 14, 2015

Audited Consolidated Financial Statements

Transition Therapeutics Inc.

For the years ended June 30, 2015, 2014 and 2013

Transition Therapeutics Inc.

CONSOLIDATED BALANCE SHEETS

In Canadian Dollars	Note	June 30, 2015	June 30, 2014

Assets
Current assets
Cash		40,510,758	57,212,004
Short term investments	5	-	3,059,562
Other receivables		265,189	220,514
Income tax and investment tax credits receivable		399,668	212,393
Prepaid expenses and deposits		259,143	36,656
		41,434,758	60,741,129

Non-current assets
Property and equipment		191,944	158,926
Intangible assets	6	8,022,383	8,007,181
Total assets		49,649,085	68,907,236

Liabilities
Current liabilities
Trade and other payables	7	8,549,895	5,963,258
Contingent consideration payable	8	858,257	-
		9,408,152	5,963,258
Non-current liabilities
Contingent consideration payable	8	3,503,344	3,838,286
Leasehold inducement		-	11,432
Total liabilities		12,911,496	9,812,976

Equity attributable to owners of the Company
Share capital	10	233,633,493	207,374,493
Warrants	10	5,176,397	5,176,397
Contributed surplus		14,771,907	14,768,221
Share-based payment reserve	10	5,892,305	2,866,292
Accumulated other comprehensive income		(281,814)	24,028
Deficit		(222,454,699)	(171,115,171)
Total equity		36,737,589	59,094,260

Total liabilities and equity		49,649,085	68,907,236

Contingencies and commitments	15

The notes are an integral part of these consolidated financial statements

On behalf of the Board:

Tony Cruz	Christopher Henley
Director	Director

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

For the years ended June 30, 2015, 2014 and 2013

In Canadian Dollars	Note	2015	2014	2013

Revenues
Licensing fees	9	-	-	17,933,500

Expenses
Research and development	13	49,209,703	17,367,385	8,862,872
Selling, general and administrative expenses	13	5,514,272	4,726,574	3,557,792
Impairment of intangible assets	6			6,545,821
Change in fair value of contingent consideration payable	8	65,787	(2,911,218)	-
Settlement of pre-existing relationship	8	-	3,096,186	-

Operating loss		(54,789,762)	(22,278,927)	(1,032,985)
Interest income		196,073	220,119	146,209
Foreign exchange gain		3,331,026	284,523	910,073
Loss on disposal of property and equipment		(76,865)	(7,970)	-
Net income (loss) for the year		(51,339,528)	(21,782,255)	23,297
Other comprehensive income (loss) for the year
Items that may be subsequently reclassified to net income:
Cumulative translation adjustment		(305,842)	24,028	-

Comprehensive income (loss) for the year		(51,645,370)	(21,758,227)	23,297
Basic and diluted net income (loss) per common share	14	(1.41)	(0.72)	0.00

The notes are an integral part of these consolidated financial statements.

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended June 30, 2015, 2014 and 2013

			Attributable to equity holders of the Company
In Canadian Dollars	Note	Number of common shares	Share capital	Warrants	Contributed surplus	Share-based payment reserve	Accumulated Other Comprehensive Income	Deficit	Total equity
		#	$	$	$	$	$	$	$
Balance, July 1, 2014		35,303,913	207,374,493	5,176,397	14,768,221	2,866,292	24,028	(171,115,171)	59,094,260
Net loss for the year		-	-	-	-	-	-	(51,339,528)	(51,339,528)
Cumulative translation adjustment		-	-	-	-	-	(305,842)	-	(305,842)
Issued pursuant to public offering, net	10	3,538,461	26,069,390	-	-	-	-	-	26,069,390
Share options exercised, expired or cancelled	10	36,505	189,610	-	3,686	(81,524)	-	-	111,772
Share-based payment compensation expense	10	-	-	-	-	3,107,537	-	-	3,107,537
Balance, June 30, 2015		38,878,879	233,633,493	5,176,397	14,771,907	5,892,305	(281,814)	(222,454,699)	36,737,589

Balance, July 1, 2013		26,930,634	165,367,524	-	14,768,002	2,352,002	-	(149,332,916)	33,154,612
Net loss for the year		-	-	-	-	-	-	(21,782,255)	(21,782,255)
Cumulative translation adjustment		-	-	-	-	-	24,028	-	24,028
Issued pursuant to private placements, net	10	8,076,427	40,317,595	5,176,397	-	-	-	-	45,493,992
Share options exercised, expired or cancelled	10	296,852	1,689,374	-	219	(623,836)	-	-	1,065,757
Share-based payment compensation expense	10	-	-	-	-	1,138,126	-	-	1,138,126
Balance, June 30, 2014		35,303,913	207,374,493	5,176,397	14,768,221	2,866,292	24,028	(171,115,171)	59,094,260

Balance, July 1, 2012		26,921,302	165,334,259	-	13,168,411	2,977,032	-	(149,356,213)	32,123,489
Net income and comprehensive income for the year		-	-	-	-	-	-	23,297	23,297
Share options exercised, expired or cancelled	10	9,332	33,265	-	1,599,591	(1,613,259)	-	-	19,597
Share-based payment compensation expense	10	-	-	-	-	988,229	-	-	988,229
Balance, June 30, 2013		26,930,634	165,367,524	-	14,768,002	2,352,002	-	(149,332,916)	33,154,612

The notes are an integral part of these consolidated financial statements.

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2015, 2014 and 2013

In Canadian Dollars	Note	2015	2014	2013

Cash flows from (used in) operating activities
Net income (loss) for the year		(51,339,528)	(21,782,255)	23,297
Adjustments for:
Change in fair value of contingent consideration payable		65,787	(2,911,218)	-
Settlement of a pre-existing relationship		-	3,096,186	-
Depreciation and amortization		652,253	946,897	1,820,101
Share-based payment compensation expense		3,107,537	1,138,126	988,229
Loss on disposal of property and equipment		76,865	7,970	-
Accrued interest		34,562	5,140	524
Unrealized foreign exchange gain		(1,774,842)	(491,535)	(410,226)
Change in working capital	16	1,373,886	5,257,439	(278,479)
Impairment of intangible assets		-	-	6,545,821
Net cash used in operating activities		(47,803,480)	(14,733,250)	8,689,267

Cash flows from (used in) investing activities
Maturity of short term investments		3,025,000	5,018,000	9,023,910
Purchase of short term investments		-	(3,025,000)	(8,024,872)
Purchase of intangible assets		(624,500)	-	-
Purchase of property and equipment		(164,270)	(34,697)	(10,772)
Proceeds on disposal of property and equipment		-	9,000	5,500
Net cash provided by investing activities		2,236,230	1,967,303	993,766

Cash flows from financing activities
Net proceeds from issuance of common shares and warrants	10	26,069,390	45,493,992	-
Net proceeds from exercise of options		111,772	1,065,757	19,597
Net cash provided by financing activities		26,181,162	46,559,749	19,597

Foreign exchange gains on cash		2,684,842	350,265	410,226

Net increase (decrease) in cash		(16,701,246)	34,144,067	10,112,856
Cash and cash equivalents, beginning of year		57,212,004	23,067,937	12,955,081
Cash at end of year		40,510,758	57,212,004	23,067,937

The notes are an integral part of these consolidated financial statements.

Notes to the Audited Consolidated Financial Statements

June 30, 2015

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

The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of agitation and aggression in Alzheimer’s disease and diabetes.

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

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared using the historical cost convention except for the revaluation of contingent consideration payable to fair value.

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

The consolidated financial statements were approved for issuance by the Board of Directors on September 11, 2015.

2.2	Consolidation

These consolidated financial statements incorporate the assets and liabilities of Transition and its wholly owned subsidiaries: Transition Therapeutics Leaseholds Inc., Waratah Pharmaceuticals Inc., Transition Therapeutics (USA) Inc. and Transition Therapeutics Ireland Limited. Intercompany transactions, balances and unrealized gains/losses on transactions between group companies are eliminated.

Subsidiaries are all those entities over which the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and de-consolidated from the date that control ceases.

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

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

2.3	Foreign currency translation

(i)	Functional and presentation currency

Items included in the consolidated financial statements of each entity of the Company are measured using the currency of the primary economic environment in which the entity operates (the functional currency). These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

The Company has determined that its foreign operations located in the United States and Ireland have a functional currency of U.S. dollars. Consequently, revenue and expenses of these foreign operations are recorded using the rate of exchange in effect at the dates of the transactions and the translation of assets and liabilities uses the rates of exchange in effect at the period-end date, with the resulting net unrealized gains and losses arising from the translation of these foreign operations included as part of the currency translation adjustment in other comprehensive income (loss).

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the rate of exchange in effect at the dates of the transactions. Foreign exchange gains and losses arising from translating monetary foreign currency balances are included in foreign exchange gain.

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

June 30, 2015

(In Canadian Dollars)

2.5	Intangible assets

Intangible assets consist of intellectual property in the form of technology, patents, licenses and compounds. Separately acquired intangible assets are recorded at historical cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. All intangible assets have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of the intangible assets over their estimated useful lives of up to 20 years.

2.6	Impairment of non-financial assets

Property and equipment and intangible assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Non-financial assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.7	Financial Instruments: Classification and Measurement

IFRS 9 was issued in November, 2009 and replaces parts of IAS 39 that relate to the classification and measurement of financial assets. IFRS 9 (2009) requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. The Company has adopted IFRS 9 from July 1, 2010 as well as the related consequential amendments to other IFRSs, because this new accounting policy provides reliable and more relevant information for users to assess the amounts, timing and uncertainty of future cash flows.

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

Financial assets measured at amortized cost

Cash and cash equivalents, short term investments and trade and other receivables meet the requirements of IFRS 9 (2009) and are measured at amortized cost as these assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and have fixed maturities that the Company intends to hold until maturity. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

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

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

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

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that the loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

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

2.10	Other receivables

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

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

2.11	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.

2.12	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of new shares, warrants or options are shown in equity as a deduction, net of income tax, from the proceeds received.

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

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

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

The share-based payment reserve, included in equity, is reduced as the options are exercised or when the options expire unexercised. If the share options are exercised, cancelled or forfeited, the amount initially recorded for the options in share-based payment reserve is credited to common shares or contributed surplus, along with the proceeds received on the exercise. If the share options expire unexercised, the amount initially recorded for the options in the share based payment reserve is credited to contributed surplus.

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

Notes to the Audited Consolidated Financial Statements

June 30, 2015

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

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

2.19	IFRS issued but not yet adopted

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 specifies how and when to recognize revenue as well as requiring entities to provide users of financial statements with some informative, relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory for all IFRS reporters and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. Currently IFRS 15 must be applied in an entity’s first annual IFRS financial statements for periods beginning on or after January 1, 2017, however the IASB has proposed to defer the date of adoption to periods beginning on or after January 1, 2018, with early adoption permitted. Management is evaluating the standard and has not yet determined the impact on its consolidated financial statements.

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management’s most subjective estimates and judgments, often requiring the need to make estimates about the effects of matters are inherently uncertain and may change in subsequent periods.

a)	Estimates

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company’s intangible assets are amortized over the estimated useful life of up to 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. See note 6 for additional information on charges in useful life and impairment testing. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its recoverable amount, which is the higher of its value in use or fair value less costs to sell, an impairment loss is recognized.

Valuation of Contingent Consideration Payable

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005. The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products including regulatory approval and achievement of revenue targets. An increase of 10% applied to the probability assumptions, with all other variables held constant, will increase the contingent consideration payable by $1,428,951. Conversely a decrease of 10% applied to the probability assumptions, with all other variables held constant, would reduce the contingent consideration payable by $1,858,858;

(b)	The probability adjusted cash flows are discounted at a rate of 20% which is management’s best estimate of the Company’s cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $1,080,299. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $1,538,400.

Management revisited the assumptions used in the valuation of the contingent consideration payable and accordingly, the Company has recognized a change in fair value of contingent consideration payable of $65,787 during the fiscal year ended June 30, 2015.

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

Share Based Payments and Warrants

When the Company issues stock options and warrants, an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model. The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted. Assumptions used to estimate the fair value of stock options granted and warrants issued are disclosed in notes 11 and 10, respectively.

Settlement of a Pre-Existing Relationship

The Company has determined that the transactions entered into with Perrigo Company plc on February 28, 2014 resulted in the re-acquisition of the rights for the development and commercialization of ELND005 previously licensed to Elan Pharmaceuticals plc (“Elan”) which in accordance with IFRS must be accounted for as a settlement of a pre-existing relationship (the collaboration agreement between Waratah and Elan).  Accordingly, the company has expensed $3,096,186 during the year ended June 30, 2014 as the cost related to the settlement of the pre-existing relationship.

4.	FINANCIAL RISK MANAGEMENT

4.1	Categories of financial assets and liabilities

All financial instruments are measured at amortized cost except for the contingent consideration payable which is at fair value. The following table outlines the Company’s financial instruments, their classification, carrying value and fair value.

Financial Instruments as at June 30, 2015	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	40,510,758	40,510,758
Other receivables	Loans and receivables	265,189	265,189
Accounts payable and accrued liabilities	Other liabilities	8,549,895	8,549,895
Contingent consideration payable	Fair value through profit and loss	4,361,601	4,361,601

Financial Instruments as at June 30, 2014	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	57,212,004	57,212,004
Short term investments	Loans and receivables	3,059,562	3,059,562
Other receivables	Loans and receivables	220,574	220,574
Accounts payable and accrued liabilities	Other liabilities	5,963,258	5,963,258
Contingent consideration payable	Fair value through profit and loss	3,838,286	3,838,286

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

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

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

Financial instruments in foreign currencies at June 30, 2015 and 2014 are approximately:

	2015	2014
	US$	US$
Cash	30,544,014	48,722,203
Trade and other payables	(102,464)	(711,490)
	30,441,550	48,010,713

Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. At June 30, 2015, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, comprehensive income for the year ended June 30, 2015 would have increased by approximately $1,551,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, comprehensive income for the year ended June 30, 2015 would have decreased by approximately $1,551,000.

(ii)	Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s short term investments are at a fixed rate of interest and accordingly are not exposed to changes in market interest rates, however, their fair value can vary with the change in market interest rates. The Company’s cash is exposed to changes in market interest rates. An increase (decrease) in the market interest rate of 1% would decrease (increase) net loss by $435,632 and ($196,035) respectively.

Although the Company monitors market interest rates, the Company’s investment policies are designed to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Interest income from cash, cash equivalents and short term investments was $196,104 for the year ended June 30, 2015 (2014 - $219,273; 2013 - $144,432).

(b)	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company’s exposure to credit risk at the period end is the carrying value of its cash and short term investments. The Company manages credit risk by maintaining bank accounts with financial institutions of high creditworthiness. Short term investments consist of bankers’ acceptances and other debentures maturing in less than 12 months and ratings of R-1 or higher.

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due.

The Company’s investment policies are designed to maintain safety of principal and provide sufficient readily available cash in order to meet liquidity requirements. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. All cash and short term investments have maturities less than one year.

At June 30, 2015 the Company’s financial liabilities which include trade and other payables are current and are expected to be repaid within 1 to 3 months of the period end date.

The contingent consideration payable is expected to be paid as follows:

Fiscal year ending June 30, 2016	$2,847,759
Fiscal year ending June 30, 2021	$3,797,096
Fiscal year ending June 30, 2022	$16,761,664
Fiscal year ending June 30, 2023	$18,735,000
Fiscal year ending June 30, 2024	$18,735,000

4.3	Capital risk management

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive arrangements such as interest income and collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, warrants, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements primarily through share issuances since inception and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the year ended June 30, 2015 from the year ended June 30, 2014.

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

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

5.	SHORT TERM INVESTMENTS

At June 30, 2014, short term investments consisted of two medium term note debentures totaling $3,059,562 with ratings of R1 or higher that matured on October 25, 2014 and November 28, 2014. There were no gains or losses realized on the disposal of the short term investments during the years ended June 30, 2015 and 2014 as all the financial assets were held to their redemption date. The maximum exposure to credit risk at the reporting date is the carrying amount of cash and short term investments.

6.	INTANGIBLE ASSETS

Intangible assets consist of the following:

	Technology acquired (ELND005)	Lilly Licenses acquired (TT401/402)	Lilly SARM License acquired (TT701) (note 9a)	Total
	$	$	$	$

As at July 1, 2014
Cost	20,547,993	1,055,900	-	21,603,893
Accumulated amortization	(13,367,489)	(229,223)	-	(13,596,712)
Net book value	7,180,504	826,677	-	8,007,181

As at June 30, 2015
Cost	20,547,993	1,055,900	624,500	22,228,393
Accumulated amortization	(13,919,829)	(282,019)	(4,162)	(14,206,010)
Net book value June 30, 2015	6,628,164	773,881	620,338	8,022,383

Year ended June 30, 2015
Opening net book value	7,180,504	826,677	-	8,007,181
Acquisition of intangible assets	-	-	624,500	624,500
Amortization charge	(552,340)	(52,796)	(4,162)	(609,298)
Net book value June 30, 2015	6,628,164	773,881	620,338	8,022,383

	Technology acquired (ELND005)	Lilly Licenses acquired (TT401/402)	Total
	$	$	$

As at July 1, 2013
Cost	20,547,993	1,055,900	21,603,893
Accumulated amortization	(12,488,792)	(176,427)	(12,665,219)
Net book value	8,059,201	879,473	8,938,674

As at June 30, 2014
Cost	20,547,993	1,055,900	21,603,893
Accumulated amortization	(13,367,489)	(229,223)	(13,596,712)
Net book value June 30, 2014	7,180,504	826,677	8,007,181

Year ended June 30, 2014
Opening net book value	8,059,201	879,473	8,938,674
Amortization charge	(878,697)	(52,796)	(931,493)
Net book value June 30, 2014	7,180,504	826,677	8,007,181

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

As ELND005 did not meet its primary efficacy endpoint in the Phase 2/3 clinical study in agitation and aggression in Alzheimer’s disease, management performed an impairment test and noted there is no impairment of the ELND005 asset as at June 30, 2015. The Company is performing a thorough review of the data from the completed study in agitation and aggression. An external clinical advisory board is working with the Company to evaluate the data and consider potential future clinical development paths for ELND005.

In light of the series of agreements the Company entered into with Perrigo Company plc in fiscal 2014 relating to the ELND005 technology, management reviewed the estimate of the remaining useful life of the ELND005 technology and extended the remaining useful life to 12 years. Accordingly, the change in estimate resulted in a decrease in amortization expense of $108,774 being recognized during the year ended June 30, 2014.

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

7. TRADE AND OTHER PAYABLES

Trade and other payables consist of the following:

	June 30, 2015	June 30, 2014
	$	$
Accounts payable	2,594	1,591,128
Accrued expenses:
Clinical trials and manufacturing	7,769,521	3,320,992
Salaries and benefits	398,017	224,879
Professional fees and services	235,477	628,827
Other	144,286	197,432
	8,547,301	4,372,130
	8,549,895	5,963,258

8.	CONTINGENT CONSIDERATION PAYABLE

(a)	Under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of the ELND005 product. On February 28, 2014, the Company became responsible for the development of ELND005 and accordingly has re-evaluated the development program timelines and adjusted the estimate relating to the timing of the milestone payments. Accordingly, the Company has recognized a liability as at June 30, 2015 of $1,429,884 (June 30, 2014 - $1,030,775) which represents the fair value of the contingent consideration payable to the former shareholders of ENI.

(b)	Under the terms of the ELND005 milestone and royalty agreement, the Company is committed to pay Perrigo contingent approval and commercialization milestones potentially totaling US$40 million and a royalty of up to 6.5% on net sales of the ELND005 product. Accordingly, the Company has recognized a liability as at June 30, 2015 of $2,931,717 (June 30, 2014 - $2,807,511) which represents the fair value of the contingent consideration payable to Perrigo.

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

	Payable to ENI	Payable to Perrigo	Total
Contingent Consideration Payable	$	$	$
Balance at July 1, 2013	3,756,331	-	3,756,331
Settlement of pre-existing relationship (note 3)	-	3,096,186	3,096,186
Change in contingent consideration payable	(2,725,556)	(185,662)	(2,911,218)
Foreign exchange	-	(103,013)	(103,013)
Balance at June 30, 2014	1,030,775	2,807,511	3,838,286
Change in contingent consideration payable	399,109	(333,322)	65,787
Foreign exchange	-	457,528	457,528
Balance at June 30, 2015	1,429,884	2,931,717	4,361,601

Significant assumptions and the sensitivity of changes to these assumptions are discussed in Note 3.

9.	LICENSING AND COLLABORATION AGREEMENTS WITH ELI LILLY AND COMPANY

(a)	On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and retained the option to reacquire the rights to the compounds at a later date. The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

In June 2013, Lilly exercised their option and assumed all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a milestone payment of $7,118,300 (US$7 million) which has been recognized as revenue during the year ended June 30, 2013. Lilly has assumed all costs and will perform all future development and commercialization activities of TT401. In fiscal 2015, Transition has paid US$14 million ($15,491,600) to Lilly in three separate installments during the Phase 2 clinical study. In return, Transition is eligible to receive up to approximately US$240 million in additional milestone payments and will also be eligible to receive a double-digit royalty on sales of TT401 products and a low single digit royalty on related compounds. The Company has no further funding obligations under the Agreement.

(b)	On May 6, 2015, the Company, through its wholly owned subsidiary TTIL, exclusively licensed worldwide rights to a novel small molecule drug candidate, TT701 from Lilly. Under the terms of the agreement, TTIL has acquired the rights to develop and commercialize TT701. Transition will pay Lilly upfront consideration of up to US$1 million. As of June 30, 2015, Transition has paid Lilly $624,500 (US$500,000) of the upfront consideration and this payment has been capitalized as a license acquired from Lilly and will be amortized over the estimated remaining life of 12.5 years. The remaining upfront payment of US$500,000 is due upon first patient enrollment in a clinical trial and is expected to be paid in fiscal 2016 once the milestone is achieved.

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

10.	SHARE CAPITAL

[a]	Authorized

At June 30, 2015, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

[b]	Common shares issued and outstanding during the period

On February 18, 2015, the Company announced the closing of its underwritten public offering of an aggregate of 3,538,461 common shares at a price to the public of US$6.50 per share, including 461,538 common shares issued upon the exercise of the underwriters’ over-allotment option, raising gross proceeds of $28,561,400 (US$23.0 million). The Company incurred total share issuance costs of $2,492,010, resulting in net cash proceeds of $26,069,390.

On June 23, 2014, the Company announced the closing of its private placement financing issuing 3,195,487 units of the Company to existing shareholders, board members and management at a price of US$5.32 per unit, raising gross proceeds of $18,319,000 (US$17.0 million). Each unit consists of one common share and 0.61 Common Share purchase warrant with a purchase price of US$7.10 per whole warrant. The Company incurred total share issuance costs of $106,000, resulting in net cash proceeds of approximately $18,213,000.

On February 28, 2014, the Company issued 2,255,640 common shares to a subsidiary of Perrigo for gross proceeds of $16,422,000 (US$15.0 million). The Company incurred total share issuance costs of $59,000, resulting in net cash proceeds of approximately $16,363,000.

On August 15, 2013, the Company announced the closing of its private placement financing issuing 2,625,300 units of the Company to existing shareholders, board members and management at a price of US$4.19 per unit, raising gross proceeds of $11,439,000 (US$11.0 million). Each unit consists of (i) one common share, (ii) 0.325 Common Share purchase warrant with a purchase price of US$4.60 per whole warrant and (iii) 0.4 Common Share purchase warrant with a purchase price of US$6.50 per whole warrant. The Company incurred total share issuance costs of $521,000, resulting in net cash proceeds of approximately $10,918,000.

At June 30, 2015, there were 38,878,879 common shares issued and outstanding [June 30, 2014 – 35,303,913].

Warrants

Details of whole warrants outstanding at June 30, 2015 are as follows:

		Fair Value at Date of Issuance	Expiry Date
Warrants	#	$
US$4.60 Warrants issued at August 15, 2013	853,223	1,108,107	August 15, 2015
US$6.50 Warrants issued August 15, 2013	1,050,118	917,732	August 15, 2015
US$7.10 Warrants issued June 23, 2014	1,949,250	3,150,558	June 23, 2016
Warrants outstanding June 30, 2015 and 2014	3,852,591	5,176,397

The outstanding warrants at June 30, 2015 have a total fair value at date of issuance of $5,176,397 which was calculated using the Black-Scholes pricing model with the following assumptions:

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

Warrants Issued:	August 15, 2013	June 23, 2014

Risk free interest rate	1.18%	1.03%
Expected dividend yield	0%	0%
Stock price volatility	0.6348	0.6694
Expected life of warrants	2.0 years	2.0 years

Subsequent to year end, the warrants issued on August 15, 2013 expired unexercised and accordingly, the carrying value of the expired warrants of $2,025,839 will be reclassified to contributed surplus during the three month period ending September 30, 2015.

If and when all of the remaining warrants are exercised, the Company may realize up to an additional US$13.8 million in proceeds.

[c]	Stock Options

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2014	2,305,589	2,866,292	3.91
Stock options issued [i]	518,500	-	8.80
Stock options exercised [ii]	(36,505)	(77,838)	3.07
Stock options expired [iii]	(832)	(3,686)	6.00
Stock options forfeited or cancelled [iv]	(30,988)	-	5.75
Stock based compensation expense	-	3,107,537	-
Stock options outstanding, June 30, 2015	2,755,764	5,892,305	4.82

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2013	1,872,000	2,352,002	2.97
Stock options issued [i]	742,000	-	6.12
Stock options exercised [ii]	(296,852)	(623,617)	3.59
Stock options forfeited or cancelled [iv]	(11,559)	(219)	2.82
Stock based compensation expense	-	1,138,126	-
Stock options outstanding, June 30, 2014	2,305,589	2,866,292	3.91

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2012	1,949,919	2,977,032	4.10
Stock options issued [i]	325,000	-	3.64
Stock options exercised [ii]	(9,332)	(13,668)	2.10
Stock options expired [iii]	(210,920)	(1,190,334)	13.62
Stock options forfeited or cancelled [iv]	(182,667)	(409,257)	3.56
Stock based compensation expense	-	988,229	-
Stock options outstanding, June 30, 2013	1,872,000	2,352,002	2.97

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

[i]	The fair value of the stock options issued during the year ended June 30, 2015 was $3,211,700 [2014 - $3,346,000; 2013 - $853,800].

[ii]	During the year ended June 30, 2015, 36,505 stock options were exercised. These stock options had a fair value of $77,838 at the grant date and resulted in cash proceeds to the Company of $111,772.

During the year ended June 30, 2014, 296,852 stock options were exercised. These stock options had a fair value of $623,617 at the grant date and resulted in cash proceeds to the Company of $1,065,757.

During the year ended June 30, 2013, 9,332 stock options were exercised. These stock options had a fair value of $13,668 at the grant date and resulted in cash proceeds to the Company of $19,597.

[iii]	During the year ended June 30, 2015, 832 stock options expired unexercised. These stock options had a fair value of $3,686 which was reclassified to contributed surplus. No stock options expired unexercised during the year ended June 30, 2014.

During the year ended June 30, 2013, 210,920 stock options expired unexercised. These stock options had a fair value of $1,190,334 which has been reclassified to contributed surplus.

[iv]	During the year ended June 30, 2015, 30,988 stock options were forfeited or cancelled. These options had a fair value of $131,363 and were unvested at the date of forfeit.

In the year ended June 30, 2014, 11,559 stock options were forfeited or cancelled, of which 83 were fully vested. The vested options had a fair value of $219 which has been reclassified to contributed surplus.

During the year ended June 30, 2013, 182,667 stock options were forfeited or cancelled, of which 178,000 were fully vested. The vested options had a fair value of $409,257 which has been reclassified to contributed surplus.

[v]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at June 30, 2015 are $13,274,428 [June 30, 2014 - $9,005,578].

11.	STOCK-BASED COMPENSATION PLANS

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

Options granted to employees generally vest monthly or annually over a 3 to 4 year period. The exercise price of the options is equal to the greater of (1) the closing price the day prior to the grant; (2) the weighted average trading price for five trading days prior to grant; and (3) the price determined by the Board of Directors at the time of the grant. All grants expire 10 years after the grant date or generally terminate 3 to 6 months after the employee leaves the Company depending on the circumstances of their departure.

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. The expected volatilities have been computed based on trailing 8 year historical share price trading data of week ending closing prices. The risk-free rate is based on the 8 year Government of Canada marketable bond rates in effect at the time of the grants. The expected life of the option is estimated to be 8 years based on historical option exercising patterns.

All stock options granted under the Plan must be exercised within a maximum period of ten years following the grant date thereof (5 years for options granted prior to December 7, 2010). Options expiring during a blackout period are extended until 10 trading days after the blackout period is lifted. The maximum number of common shares that may be issued pursuant to stock options granted under the Plan shall not exceed 10% of the issued and outstanding common shares.

As at June 30, 2015, there are 1,132,124 options available for issuance under the Plan. The maximum number of common shares that may be issued to any individual pursuant to stock options granted under the Plan will not exceed 5% of the outstanding common shares and the total number of common shares that may be issued to consultants pursuant to stock options granted under the Plan will not exceed 2% of the issued and outstanding common shares in any twelve month period. The vesting period is determined at the time of each option grant but must not exceed five years.

A summary of options outstanding as at June 30, 2015 under the plans are presented below:

Outstanding				Exercisable
Range of exercise prices $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $
2.09-3.00	702,601	6.85	2.18	702,601	6.85	2.18
3.22-3.66	824,663	5.47	3.44	739,951	5.18	3.41
6.00-7.70	755,000	8.98	6.21	269,322	8.99	6.27
8.73-10.19	473,500	9.79	8.93	34,069	9.76	8.73
	2,755,764			1,745,943

A summary of options outstanding as at June 30, 2014 under the plans are presented below:

Outstanding				Exercisable
Range of exercise prices $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $
2.09-2.10	658,174	7.93	2.10	455,544	7.94	2.10
3.00-3.22	403,187	6.92	3.19	315,610	6.93	3.18
3.42-3.66	502,228	6.08	3.58	299,524	4.11	3.54
6.00-7.67	742,000	9.96	6.12	-	-	-
	2,305,589			1,070,678

Notes to the Audited Consolidated Financial Statements

June 30, 2015

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

For the year ended June 30, 2015, total stock based compensation expense was $3,107,537 [2014 - $1,138,126; 2013 - $988,229], split between general and administrative expense of $1,329,909 [2014 - $636,531; 2013 - $579, 291] and research and development of $1,777,628 [2014 - $501,595; 2013 - $408,938].

The fair value of options granted during fiscal 2015 is $3,211,700 [2014 - $3,346,000; 2013 - $853,800]. The fair value of the options at the date of grant for the year ended June 30, 2015 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option life of 8 years [2014 and 2013 - 8 years], volatility between 0.7324 and 0.7673 [2014 – between 0.7679 and 0.7691; 2013 – 0.743], risk free interest rate between 0.95 and 1.75% [2014 –1.79%; 2013 – 1.75%] and a dividend yield of 0% [2014 and 2013 - 0%].

The weighted average grant date fair value of options granted during the year ended June 30, 2015 was $6.19 [2014 - $4.51; 2013 - $2.63].

As at June 30, 2015, 2014 and 2013, total compensation cost related to non-vested awards not yet recognized is $2,354,038, $3,282,863 and $1,202,255, respectively. The weighted average period over which it is expected to be recognized is 27, 32 and 28 months, respectively.

For fiscal 2015, the weighted average exercise price and the weighted average remaining contractual life of the outstanding stock options are $4.82 and 7.53 years [2014 - $3.91 and 8.01 years; 2013 $2.97 and 7.39 years]. The weighted average exercise price and the weighted average remaining contractual life of the exercisable stock options are $3.46 and 6.53 years [2014 - $2.82 and 6.57 years; 2013 - $3.11 and 5.70 years].

The intrinsic value of options exercised during fiscal 2015 is $328,169 [2014 - $506,341; 2013 - $17,596] and the intrinsic value of options granted for fiscal 2015, 2014 and 2013 is nil.

12.	INCOME TAXES

[a]	As at June 30, 2015, the Company has total non-capital losses of approximately $78,156,000 [2014- $64,969,000] available for carry forward to reduce future taxable income in Canada, the United States of America and Ireland. The non-capital losses will begin to expire as follows:

$
2026	1,168,000
2027	5,239,000
2028	4,470,000
2029	5,481,000
2030	7,006,000
2031	5,677,000
2032	6,565,000
2033	925,000
2034	6,722,000
2035	34,903,000
78,156,000

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

As at June 30, 2015, the Company also has approximately $41,445,000 [2014 - $40,243,000] in Canadian scientific research and experimental development expenditures which can be carried forward indefinitely to reduce future years’ taxable income. During fiscal 2015 the Company recorded nil [2014 - $193,000] refundable provincial ITCs which was recorded as a reduction to research and development, net. The Company has approximately $9,035,000 [2014 - $9,044,000] in federal ITCs and $865,000 [2014 - $700,000] of non-refundable Ontario Research Development Tax Credits that can be carried forward for up to twenty years and used to reduce the Company’s taxes payable.

[b]	Significant components of the Company’s unrecognized deferred tax assets and deferred tax liabilities are as follows:

	2015 $	2014 $
Deferred tax assets not recognized
Capital and intangible assets	7,054,767	2,098,064
Non-capital loss carryforwards	15,192,929	16,470,897
Canadian scientific research and experimental development expenditures	10,982,806	10,664,292
Investment tax credits	7,601,282	7,321,900
Contingent consideration payable	745,384	624,094
Financing and share issuance costs	652,472	175,602
Loss on disposal of SCT shares	33,681	33,681
Total deferred tax assets not recognized	42,263,321	37,388,530

Deferred tax assets and liabilities
Intangible assets	-	(284,718)
Leasehold inducement	-	(3,028)
Non-capital loss carryforwards	-	287,746
Net deferred tax liability	-	-

[c]	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery is as follows:

	2015	2014	2013
	$	$	$
Tax expense (recovery) at combined federal and provincial rates of 26.5% (2014 – 26.5%)	(13,604,975)	(5,772,298)	6,174
Non-deductible permanent differences:
Stock-based compensation	823,498	301,603	261,881
Other permanent and non-deductible items	28,969	6,831	8,576
Difference in foreign tax rates	4,873,673	889,481	-
Deferred tax assets (recognized) not recognized for accounting	7,878,835	4,574,383	(276,631)
	-	-	-

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

13.	EXPENSES BY NATURE

	2015	2014	2013
	$	$	$
Research and development
Clinical trials and manufacturing	41,810,031	13,327,761	5,084,737
Salaries and benefits	4,202,745	2,432,519	1,506,136
Stock compensation expense	1,777,628	501,595	408,938
Amortization	617,167	937,441	1,803,037
Facility lease costs and utilities	290,440	196,307	176,153
Insurance	176,800	85,825	90,475
General laboratory supplies and materials	334,892	132,493	86,288
Ontario investment tax credits	-	(246,556)	(292,892)
	49,209,703	17,367,385	8,862,872

Selling, general and administrative expenses
Salaries and benefits	2,039,328	1,601,891	1,569,777
Stock compensation expense	1,329,909	636,531	579,291
Professional fees and services	775,597	987,997	394,549
Insurance	261,173	223,943	250,252
Facility lease costs and utilities	156,852	151,192	149,046
Business development, corporate communication and investor relations	505,297	798,954	354,511
Regulatory and stock transfer fees	137,412	138,975	94,481
Office and related expenses	274,495	177,635	148,821
Amortization	34,209	9,456	17,064
	5,514,272	4,726,574	3,557,792

14.	EARNINGS (LOSS) PER SHARE

Basic and diluted loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year. Outstanding options to purchase common shares of 2,755,764 [June 30, 2014 – 2,305,589; June 30, 2013 - $1,872,000] and the warrants to purchase 1,903,341 common shares [June 30, 2014 – 853,223; June 30, 2013 - nil] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive due to the losses incurred in the period.

For the year ended June 30, 2015, 2014 and 2013, 79,908 contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

	2015	2014	2013
Income (Loss) attributable to equity holders of the Company	(51,339,528)	(21,782,255)	$23,297

Weighted average number of common shares outstanding	36,523,897	30,094,825	26,841,528

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

15.	CONTINGENCIES AND COMMITMENTS

[a]	As at June 30, 2015, the Company is committed to aggregate expenditures of nil [2014 -$14,976,412] under its collaboration agreements. In addition, at June 30, 2015, the Company is committed to aggregate expenditures of approximately $3,541,000 [2014 - $13,613,000] for clinical and toxicity studies to be completed during fiscal 2016, approximately $215,000 [2014 - $128,049] for manufacturing agreements and approximately $327,000 for consulting and other agreements [2013 – $482,000].

[b]	The Company leases premises under an operating lease which originally expired on June 30, 2011 but has been extended to 2020. The Company also sub-leases premises under an operating lease which expires on December 31, 2015. In addition, the Company leases photocopiers under operating leases that expire on various dates to August 2018. Future minimum annual lease payments under these operating leases, in aggregate and over the next five years are as follows:

$

2016	238,179
2017	173,651
2018	169,514
2019	154,293
2020	153,160
888,797

During the year, the rental expense for the various premises under operating leases was $273,071 [2014 - $187,762; 2013- $163,660].

[c]	The Company’s technology related commitments are as follows:

[i]	ELND005 Technology License:

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

In addition, under the terms of the ENI acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of ELND005 product (see note 8a).

In light of the series of transactions entered into on February 28, 2014, the Company is also committed to pay Perrigo Company plc up to US$40,000,000 in approval and commercial milestone payments and 6.5% royalties on net sales of ELND005 products and sublicense fees received (see note 8b).

[ii]	TT701 Selective Androgen Receptor Molecule (“SARM”)

On May 6, 2015, the Company exclusively licensed worldwide rights to a novel small molecule drug candidate TT701 from Lilly. TT701 is a selective androgen receptor modulator that has been shown in a Phase 2 study to significantly increase lean body mass and a measurement of muscle strength in male subjects. Under the terms of the agreement, TTIL has acquired rights to develop and commercialize TT701. Lilly will receive contingent upfront consideration of up to US$1 million of which US$500,000 ($624,500) has been paid as at June 30, 2015. In addition, Lilly is eligible to receive up to US$100 million in commercial milestones and a mid-single digit royalty on sales of TT701 products should such products be successfully commercialized.

Notes to the Audited Consolidated Financial Statements

June 30, 2015

(In Canadian Dollars)

16.	CHANGE IN WORKING CAPITAL

The change in working capital consists of the following:

	2015	2014	2013
	$	$	$
Trade and other receivables	(44,675)	(186,493)	7,866
Income tax and investment tax credits receivable	(187,275)	(31,741)	61,299
Prepaid expenses and deposits	(222,487)	322,508	(42,878)
Trade and other payables	1,828,323	5,153,165	(304,766)
	1,373,886	5,257,439	(278,479)

17.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management includes the Company’s directors, and members of the senior management team. The compensation paid or payable to key management for employee services is shown below:

	2015	2014	2013
	$	$	$
Salaries and other short-term employee benefits	2,525,182	1,849,886	1,714,325
Stock-compensation expenses	1,856,849	964,237	860,897
	4,382,031	2,814,123	2,575,222

During fiscal 2015, the Company paid legal fees to a law firm where the Company’s Secretary is a partner and to a corporation controlled by the Company’s Secretary. Total fees and disbursements charged to the Company by these companies was $45,346 [2014 – $49,000; 2013 - $45,000] and are included in general and administrative expenses. The balance owing at June 30, 2015, 2014 and 2013 is nil.

Members of the Company’s Board of Directors, management and employees participated in both the August, 2013 and June, 2014 private placements (see note 10).

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

The Company operates in one operating segment, the research and development of therapeutic agents. Total revenue recognized during the year ended June 30, 2013 amounted to $17,933,500. The Company received $10,815,200 from Elan, a company based in Ireland and received the balance of $7,118,300 from Eli Lilly and Company, a company based in the United States of America.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles of Incorporation of Transition Therapeutics Inc., as amended (incorporated by reference to Exhibit 99.110 of Form 40-F filed on June 5, 2007, File No. 001-33514).

1.2	Bylaws of Transition Therapeutics Inc., as amended (incorporated by reference to Exhibit 99.111 of Form 40-F filed on June 5, 2007, File No. 001-33514).

2.1	Form of Warrant.

4.1	Share Purchase Agreement, dated February 24, 2006, among Registrant, 1255205 Ontario Inc., Ellipsis Neurotherapeutics Inc., and other parties named therein (incorporated by reference to Exhibit 99.47 of Form 40-F filed on June 5, 2007, File No. 001-33514).

4.2	License Agreement dated May 28, 2003, by and between Ellipsis Biotherapeutics Corp. and JoAnne McLaurin, PHD, as amended on April 1, 2005. (incorporated by reference to Exhibit 99.2 of Form 6-K filed on March 17, 2008, File No. 001-33514).

4.3	Consent to License – JoAnne McLaurin Novel Treatment for Alzheimer’s Disease and Amyloid Disorders using Inositol-Based Compounds dated May 29, 2003, by the University of Toronto. (incorporated by reference to Exhibit 99.3 of Form 6-K filed on March 17, 2008, File No. 001-33514).

4.4	Consent to Assignment dated November 2, 2004, by and between JoAnne McLaurin, Ellipsis Biotherapeutics Corp. and Ellipsis Neurotherapeutics Inc. (incorporated by reference to Exhibit 99.4 of Form 6-K filed on March 17, 2008, File No. 001-33514).

4.5	Collaboration and License Agreement effective as of February 25, 2010, among Waratah Pharmaceuticals Inc. and Eli Lilly and Company (incorporated by reference to Exhibit 99.2 of Form 6-K filed on March 12, 2010, File No. 001-33514).

4.6	Collaboration and License Agreement effective as of July 23, 2013, between Transition Therapeutics Inc. and Eli Lilly and Company (incorporated by reference to Exhibit 99.2 of Form 6-K filed on July 26, 2013, File No. 001-33514).

4.7	Form of Subscription Agreement (Canada) dated June 23, 2014 between Transition Therapeutics Inc. and certain directors and officers of the Company.

4.8	Form of Subscription Agreement (U.S.) dated June 23, 2014 between Transition Therapeutics Inc. and certain shareholders of the Company.

4.9	Milestone, Royalty and Sublicensing Fee Deed effective as of February 27, 2014 between Transition Therapeutics Ireland Limited (formerly Elan Science Ten Limited) and Elan Pharma International Limited.

4.10	Purchase and Sale Agreement, dated February 28, 2014, by and among Elan Pharma International Limited, the Company and Perrigo Company PLC.

4.11	License Agreement effective as of May 5, 2015 between Transition Therapeutics Inc. and Eli Lilly and Company (incorporated by reference to Exhibit 99.1 of Form 6-K filed on May 8, 2015, File No. 001-33514).

8.1	Subsidiaries

Exhibit Number	Description
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Section 1350 Certification of the Chief Executive Officer.

13.2	Section 1350 Certification of the Chief Financial Officer.

15.1	Consent of PricewaterhouseCoopers LLP.